banco bisa

Una Empresa del Grupo Financiero **BISA**

02 JUN 10 AM 11:32

La Paz, May 23rd, 2002
VPI-CC-124.02

[redacted]

02034696

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM 3099
Mail Stops 3-7
Washington, D.C. 20549

Re: Banco BISA S.A. Exemption No. 82-4183

Dear Sirs,

Enclosed is a package of information submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Banco BISA S.A. claims exemption under Rule 12g3-2(b) number 82-4183.

The information enclosed is the following:

(i) Legalized copy of the registration of Banco BISA S.A.'s shares with the Bolivian Stock Exchange.
(ii) Annual reports for 2000 and 2001.
(iii) Notice of Shareholder's Meetings for 2000 and 2001.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Sincerely yours,

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Marcelo Castellanos V.
International and Finance
Vice President

dw 6/12

Av. 16 de Julio Nº 1628
Central Piloto: 359471 - 317272
365572 • Fax: 390033
Casilla 1290
La Paz - Bolivia

UG - 00009

banco bisa

Una Empresa del Grupo Financiero **BISA**

La Paz, May 23rd, 2002
VPI-CC-124.02

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM 3099
Mail Stops 3-7
Washington, D.C. 20549

Re: Banco BISA S.A. Exemption No. 82-4183

Dear Sirs,

Enclosed is a package of information submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Banco BISA S.A. claims exemption under Rule 12g3-2(b) number 82-4183.

The information enclosed is the following:

(i) Legalized copy of the registration of Banco BISA S.A.'s shares with the Bolivian Stock Exchange.
(ii) Annual reports for 2000 and 2001.
(iii) Notice of Shareholder's Meetings for 2000 and 2001.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Sincerely yours,

Marcelo Castellanos V.
International and Finance
Vice President

Av. 16 de Julio Nº 1628
Central Piloto: 359471 - 317272
365572 • Fax: 390033
Casilla 1290
La Paz - Bolivia

JUNTA GENERAL ORDINARIA DE ACCIONISTAS

El Directorio del Banco BISA S.A., de conformidad con los Artículos 14 y 24 de sus Estatutos, convoca a la Junta General Ordinaria de Accionistas que se llevará a cabo, el día viernes 15 de febrero de 2002 a horas 16:30 en sus oficinas ubicadas en el Piso 12 del edificio del Banco, situado en la Av. 16 de Julio No. 1628, para considerar el siguiente Orden del Día:

1.- Lectura y aprobación del Acta de la Junta Ordinaria anterior
2.- Consideración de la Memoria Anual, del Balance General y Estado de Resultados al 31 de diciembre de 2001.
3.- Consideración del Informe de los Auditores Externos.
4.- Consideración del Informe del Síndico
5.- Destino de las Utilidades
6.- Cumplimiento de las Circulares de la Superintendencia de Bancos
7.- Elección de Miembros del Directorio
8.- Elección de Síndicos
9.- Fijación de Dietas y Fianza de Directores y Síndicos
10.- Nominación de Auditores Externos
11.- Designación de dos Representantes para firmar el Acta

De conformidad con el Art. 16 de los Estatutos, el Libro de Registro de Acciones y Transferencias se cerrará cinco días antes de la celebración de la Junta hasta el día siguiente de la misma.

EL DIRECTORIO

La Paz, enero de 2002

banco bisa

Una Empresa del Grupo Financiero BISA

JUNTA GENERAL ORDINARIA DE ACCIONISTAS

El Directorio del **Banco BISA S.A.**, de conformidad con los Artículos 14 y 24 de sus Estatutos, convoca a la Junta General Ordinaria de Accionistas que se llevará a cabo el día viernes 16 de febrero de 2001 a horas 16:30 en sus oficinas ubicadas en el piso 12 del edificio del Banco, situado en la Av. 16 de Julio Nº 1628, para considerar el siguiente Orden del Día:

1. Lectura y aprobación del Acta de la Junta Ordinaria anterior.
2. Consideración de la Memoria Anual, del Balance General. y del Estado de Resultados al 31 de diciembre de 2000.
3. Consideración del Informe de los Auditores Externos.
4. Consideración del Informe del Síndico.
5. Destino de las Utilidades.
6. Cumplimiento de las Circulares de la Superintendencia de Bancos.
7. Elección de Miembros del Directorio.
8. Elección de Síndicos.
9. Fijación de Dietas y Fianza de Directores y Síndicos.
10. Nominación de Auditores Externos.
11. Designación de dos Representantes para firmar el Acta.

De conformidad con el Art. 16 de los Estatutos, el Libro de Registro de Acciones y Transferencias se cerrará cinco días antes de la celebración de la Junta hasta el día siguiente de la misma.

EL DIRECTORIO

La Paz, enero de 2001

banco bisa

Una Empresa del Grupo Financiero **BISA**

BOLSA BOLIVIANA DE VALORES S.A.

El presente documento es copia fiel del original, de conformidad con lo previsto por el artículo N° 1311 del código civil.

La Paz, 22 de Mayo de 2002

Armando Alvarez Arnal
Gerente General
Bolsa Boliviana de Valores S.A.

RESOLUCION DE DIRECTORIO

No. 011/95

ASUNTO: INSCRIPCIÓN DE ACCIONES DEL BANCO INDUSTRIAL S.A.

CONSIDERANDO:

Que el Banco Industrial S.A. solicitó la inscripción de sus Acciones Liberadas por un valor de Bs. 130.105.990, en la Bolsa Boliviana de Valores, mediante nota CITE:AB/BIS/0419/95, Adjuntando toda la documentación requerida para el efecto.

Que la Comisión Nacional de Valores mediante Resolución No. CNV-RD-23/95, ha autorizado al Banco Industrial S.A., la inscripción en la Bolsa de sus acciones por un monto de Bs. 130.105.990.- (Ciento treinta millones ciento cinco mil novecientos noventa 00/100 Bolivianos).

Que al Directorio de la Bolsa Boliviana de Valores S.A. ha considerado completa y transparente la información proporcionada por el Banco Industrial S.A.

POR TANTO,

EL DIRECTORIO DE LA BOLSA BOLIVIANA DE VALORES S.A.

RESUELVE:

Artículo 1.- Autorizar la inscripción de las Acciones emitidas por el Banco Industrial S.A. por un monto de Bs. 130.105.990, cuyas características en anexo forman parte de la presente resolución.

El presente documento es copia fiel del original, de conformidad con lo previsto por el artículo N° 1311 del código civil.

La Paz, 22 de Mayo de 2002

RD-No. 011/95

Artículo 2.- Dicha autorización no implica responsabilidad alguna de la Bolsa Boliviana de Valores S.A. sobre la calidad de los títulos valores inscritos.

Artículo 3.- La clave en pizarra asignada es BIS1U.

La Paz 19 de septiembre de 1995

Ing. Guido Peña von Borries
PRESIDENTE

Lic. Luis Felipe Rivero M.
PRIMER VICEPRESIDENTE

Lic. Eric Escóbar Romero
SEGUNDO VICEPRESIDENTE

Lic. María del Carmen Sarmiento
DIRECTORA SECRETARIA

Dr. Gustavo Carrión Calderón
DIRECTOR

Lic. Enrique Herrera Soria
DIRECTOR

Lic. Miguel Terrazas Callisperis
DIRECTOR

BOLSA BOLIVIANA DE VALORES S.A.

El presente documento es copia fiel del original, de conformidad con lo previsto por el artículo Nº 1311 del código civil.

La Paz, 22 de Mayo de 2002

RD-No. 011/95

ANEXO
RESOLUCION DE DIRECTORIO
011/94

CARACTERÍSTICAS DE INSCRIPCIÓN
ACCIONES DEL BANCO INDUSTRIAL S.A.

Emisor: Banco Industrial S.A.

Títulos-valores inscritos: Acciones nominativas y ordinarias liberadas (suscritas y pagadas).

Monto Total de la inscripción: Bs. 130.105.990 (Ciento treinta millones ciento cinco mil novecientos noventa 00/100 Bolivianos).

Cantidad de acciones: 13.010.599

Valor nominal unitario: Bs 10.- (Diez 00/100 Bolivianos).

Fecha autorización CNV: 6 de septiembre de 1995.

Agente Colocador: BISA Agente de bolsa S.A.

Clave de Bolsa: BIS1U

02 JUN 10 AM 11:32

Memoria Anual

2001

banco bisa

simplificando su vida

simplificando su vida



-serva Tunari, Cochabamba

Índice



Carta del Presidente a los Accionistas



Puya Raymundi - Comanche, La Paz

Señores Accionistas:

Tengo el agrado de presentar a vuestra consideración la Memoria Anual del Banco **BISA** S.A. correspondiente a la gestión 2001. El año que termina marca muchos hitos en el contexto tanto nacional como internacional por lo que el sistema bancario boliviano estuvo expuesto a una de las coyunturas más complicadas de los últimos quince años. En este entorno, los resultados y logros obtenidos por Banco **BISA** S.A. son satisfactorios, posicionándolo como un banco líder tanto en tamaño como en calidad de índices financieros, así como destacándolo como una institución financiera preparada para cosechar mejores frutos en el mediano plazo.

Debido a factores externos y la repercusión de factores internos de las últimas gestiones, el desempeño de la economía boliviana durante el año 2001 fue poco satisfactorio. En este sentido, si bien se dio continuidad a la estabilidad macroeconómica, el crecimiento del Producto Interno Bruto alcanzó tan sólo el 1%, muy por debajo de las proyecciones iniciales del gobierno.

Durante la gestión, a raíz del desempeño económico del país y siguiendo la tendencia del año anterior, la oferta crediticia del sistema bancario se redujo, cayendo el nivel de cartera bruta en un 16.01% y, al mismo tiempo, la mora del sistema creció un 17.7%, presionando la rentabilidad sobre patrimonio promedio de los bancos, que fue en promedio del -4.1%. A su vez, las captaciones del público se mantuvieron relativamente estables, cayendo un 7.46%, con lo que la liquidez del sistema bancario se mantuvo alta pese a una fuerte reducción de la deuda con acreedores extranjeros.

La calidad de activos del Banco **BISA** S.A. también se deterioró fuertemente, generando presión al crecimiento de previsiones tanto por incobrabilidad de créditos como por la desvalorización de bienes realizables. Es importante mencionar que el Banco participó en el programa gubernamental FERE de reprogramación de créditos, con lo cual se logró mitigar el deterioro de la calidad de cartera. En este sentido, para reducir la caída en utilidad neta, se hicieron esfuerzos por incrementar el margen financiero



Illimani, La Paz

mediante una drástica reducción de las tasas pasivas. Adicionalmente, las subsidiarias generaron resultados muy aceptables que ratifican el valor del concepto de Grupo Financiero que conformó el Banco **BISA** S.A. Como resultado final, el Banco generó una rentabilidad del 5.97% sobre patrimonio promedio.

Merecen especial atención los diversos premios que recibió como el mejor Banco de Bolivia por parte de varias instituciones especializadas en finanzas como Euromoney, Global Finance, Latin Finance y el semanario boliviano Nueva Economía. Los éxitos del Banco **BISA** S.A., calificados por expertos, demuestran y ratifican la calidad de los recursos humanos de la institución así como la ejecución de una estrategia coherente y consistente de largo plazo, con mucha fe en el país.

Debo manifestar que mantengo firme el optimismo sobre el futuro de Bolivia en el mediano plazo, basado en varios aspectos: en el plano nacional, destacan el cambio presidencial efectuado en agosto de este año, que ha transformado la dinámica en cuanto a medidas de corto y largo plazo que confiamos serán continuadas por el próximo gobierno, las perspectivas del negocio del gas natural y los beneficios sociales del HIPC. En el plano internacional, tengo fe en que se producirá una fuerte recuperación de la economía estadounidense a partir del segundo semestre del año 2002, con el consiguiente impacto positivo en el resto de las economías mundiales.

Con esta visión en mente, la estrategia del Banco estará dirigida a mantener y consolidar el liderazgo del Grupo Financiero **BISA** en el mercado financiero boliviano. Es importante señalar que nuestra subsidiaria, La Vitalicia de Seguros y Reaseguros de Vida S.A., ganó el 75% de la licitación para manejar seguros previsionales de largo plazo. Con este gran paso, el Grupo amplía su liderazgo del negocio bancario al negocio asegurador y de manejo de recursos de inversión de corto y largo plazo en Bolivia.

Con base en todos los antecedentes mencionados, deseo expresar mi reconocimiento a los Accionistas, Miembros del Directorio, Ejecutivos y todos y cada uno de los funcionarios del Banco, quienes aportan con su mejor esfuerzo a esta institución. También deseo agradecer a nuestros clientes bolivianos y nuestras relaciones internacionales por la confianza otorgada, sin la cual el Banco **BISA** S.A. no podría continuar siendo uno de los mejores Bancos de Bolivia.

Ing. Julio León Prado
Presidente del Directorio


Laguna Colorada, Potosí

Directorio y Planta Ejecutiva



Ciudad de La Paz

Directorio

Presidente:	Julio León Prado
Primer Vicepresidente:	Ben Moyer
Segundo Vicepresidente:	José Vicente Maldonado
Directores:	Osvaldo Bayá Clavijo
	Fernando España Cortez
	Gonzalo Paz Pacheco
	Julio Jaime Urquidi Gumucio
Síndico Titular:	Sergio Koremblit
Síndico Suplente:	César Lora

Comité Consultivo

Presidente Ejecutivo Corporación Andina de Fomento:	Enrique García
President Helmut Paul&Company:	Helmut Paul
Executive Vice President Regional Head Institucional Banking Sales Standard Chartered Bank:	Ronald B. Bandelier



Mallasa, La Paz

Ejecutivos

Marcelo Castellanos	Vicepresidente Nacional de Internacional y Finanzas
Mario Lema	Vicepresidente Nacional de Operaciones y Administración
José Luis Aranguren	Vicepresidente Ejecutivo
Alberto Zuazo	Vicepresidente Nacional de Negocios
Ricardo Linale	Vicepresidente de Riesgos
Sergio Murga	Vicepresidente de Informática

Marco de la Rocha
Vicepresidente Regional
La Paz

Miguel Navarro
Vicepresidente Regional
de Negocios La Paz



Huayna Potosí, La Paz



Pucarani, Cochabamba

Tomás Barrios
Vicepresidente Regional
Cochabamba

Pedro Méndez
Vicepresidente Regional
de Negocios Cochabamba

Luis Castañeda
Vicepresidente Regional
de Negocios Santa Cruz

Drago Stojanovic
Vicepresidente Regional
Santa Cruz



Espejillos, Santa Cruz



Atardecer - Santa Ana, Beni

Informe de la Gestión 2001



Reporte Gerencial

Laguna Bai, Pando

Aspectos Macroeconómicos

La gestión 2001 presentó un gran desafío al sistema bancario boliviano debido a un nivel de crecimiento económico de aproximadamente el 1%, que resultó mucho más bajo al programado según el Presupuesto General de la Nación. Las causas de este bajo comportamiento de la economía boliviana pueden ser identificadas como factores tanto externos como internos.

En el frente externo resalta la desaceleración de la economía mundial influenciada en gran manera por el ingreso de la mayor economía del mundo, los Estados Unidos de Norteamérica, a un proceso recesivo en marzo de 2001. Pese a que a finales de ese año los mercados internacionales habían recuperado los efectos negativos de los lamentables sucesos del 11 de septiembre, éste fue un factor determinante de corto plazo para profundizar el proceso de desaceleración de las economías mundiales. Por otra parte, y mirando a mercados vecinos, la situación de debilidad política y económica en Argentina, que desembocó en una fuerte crisis social a finales del año 2001, generó en países vecinos fuertes devaluaciones de moneda. En este contexto internacional, la situación de algunos sectores de la industria boliviana, tanto formal como informal, fue negativamente afectada ya sea por la caída en sus exportaciones o por el canibalismo de productos importados.

En el ámbito interno, la tendencia de caída en la demanda interna, que ya se observó durante el año 2000, se profundizó en el 2001 debido sobre todo a una situación política débil que fue revertida con el cambio presidencial en agosto. Este cambio, a su vez, aceleró el proceso de ejecución de medidas concretas para hacer frente tanto a la demanda interna como a la situación financiera de las empresas y por ende del sistema bancario. Este último, ante la escasez de proyectos a ser financiados, experimentó por segundo año consecutivo una reducción de la cartera bruta, con lo que la economía recibió una acción de mercado pro-cíclica.



Espejillos, Santa Cruz

En cuanto a indicadores monetarios, la inflación alcanzó el 0.9% pese al fuerte incremento del déficit fiscal, mientras que la devaluación del Boliviano con relación al Dólar Estadounidense alcanzó un 6.8%. De esta manera se pudo mantener de alguna forma la competitividad en el tipo de cambio pese a las devaluaciones en países vecinos.

La política monetaria del Banco Central de Bolivia fue relajada y, acompañada de la alta del sistema financiero en su conjunto y la caída de tasas de interés en mercados internacionales, generó una drástica caída de las tasas de interés internas. Esta coyuntura fue muy bien aprovechada por emisores de bonos, habiéndose generado durante el año 2001 un récord histórico de montos emitidos a través de la Bolsa Boliviana de Valores.

Las Reservas Internacionales Netas se mantuvieron estables gracias a la reducción del déficit de cuenta corriente y a pesar de la caída en inversión directa extranjera y de la reducción de financiamiento externo de la banca.

Sistema Bancario
Dada una coyuntura económica desfavorable desde finales de 1998, los bancos bolivianos todavía presentan en sus cifras e indicadores debilidades importantes, sobre todo en cuanto a calidad de cartera y rentabilidad. Aún más, el propio sistema bancario, a través del conjunto de acciones individuales, fue el generador de factores pro-cíclicos que complicaron todavía más el negocio.

El ritmo de caída de cartera y contingentes durante el año 2001 se aceleró en relación al periodo anterior, siendo esta caída explicada por el comportamiento de todos los bancos del sistema. Este hecho no solamente genera distorsión en la cadena de pagos sino también un deterioro de los índices de cartera en mora. Por lo tanto, se observó un significativo aumento de la cartera problemática y un aún mayor incremento de los índices de morosidad. Si bien esta evolución generó una muy fuerte presión para la constitución de previsiones por incobrabilidad de cartera, gracias a una flexibilización normativa este efecto fue parcialmente mitigado.

Otro aspecto pro-cíclico generado por la banca fue la agresiva oferta de bienes adjudicados con la consiguiente complicación del mercado inmobiliario y el sector de la construcción. Pese a esta agresividad, el saldo de bienes adjudicados en el sistema de todas maneras subió fuertemente durante la gestión 2001. Finalmente, y para compensar la caída en volúmenes en negocios, el deterioro de la cartera y el incremento de bienes adjudicados, el sistema bancario redujo fuertemente sus tasas de interés en sintonía además con los mercados internacionales. Dadas las pocas opciones de colocación de cartera y los fuertes niveles de liquidez en el mercado, los bancos ejercieron su poder de negociación a expensas de los ahorristas

bolivianos, lo cual a su vez afectó en alguna medida la capacidad de consumo interno.

Estos hechos permiten comprender la caída en el nivel de la cartera de créditos directos y contingentes. Asimismo, queda explicado el deterioro de la cartera a través de los índices de cartera en mora sobre cartera bruta, previsiones por incobrabilidad sobre cartera morosa, y bienes realizables sobre cartera bruta.

Como se mencionó anteriormente, el año que termina se caracterizó por una alta liquidez, que fue atenuada mediante la cancelación por parte de los bancos de su deuda externa; a su vez, el decrecimiento de cartera y los aportes de capital y deuda subordinada incrementaron la solvencia de los bancos medida por el coeficiente de adecuación patrimonial (CAP), pese al fuerte incremento de previsiones realizadas por ellos. Adicionalmente, los bancos iniciaron campañas para cobrar por servicios que anteriormente no se acostumbraba en el medio local, aunque es práctica común en otros mercados financieros; esto hizo que en algunos bancos los índices de eficiencia medidos como gastos operativos versus ingresos mejoraran notablemente.

Como conclusión, la rentabilidad de los bancos durante la presente gestión fue del -4.13%. Si se pone esto en perspectiva, se puede mencionar que en relación al año 2000 ese resultado constituye una mejoría. Por otro lado, a pesar de esta rentabilidad negativa, el coeficiente de adecuación patrimonial promedio subió significativamente durante el año 2001, lo cual muestra un buen nivel de solvencia de la banca boliviana.

Evolución de Cartera, Contingente, Captaciones, Liquidez, Patrimonio y Financiamiento Externo
Sistema Bancario Nacional
Desde 1995 Hasta 2001 - En MM de US$



4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,788
2,948
3,461
4,218
4,053
3,590
3,185
2,434
2,920
3,066
3,473
3,520
3,442
3,015
736
1,111
1,243
1,081
1,263
1,223
1,380
719
737
885
902
929
840
813
617
540
543
556
706
458
495
485
255
299
357
482
512
214
95
96
97
98
99
00
01
CONTINGENTE
CARTERA BRUTA
PATRIMONIO
CAPTACIONES
LIQUIDEZ
FINAN. EXTERNO



Salar de Uyuni, Potosí

Banco BISA S.A.

Los antecedentes macroeconómicos y bancarios antes descritos afectaron también los resultados del Banco en la gestión 2001. Resalta claramente el deterioro en la calidad de cartera medida por el incremento de los índices de morosidad y la reducción en los índices de cobertura de previsiones. Este efecto negativo fue acompañado además por un crecimiento en el índice de bienes realizables sobre cartera bruta y reducción en el índice de previsiones de bienes realizables sobre bienes realizables.

Resulta evidente el efecto en el estado de resultados por el deterioro de la calidad de cartera, presentándose una caída en la utilidad neta cuyas causas son explicadas en detalle más adelante.

En sintonía con el mercado, el Banco **BISA** S.A. redujo su exposición de créditos a través de una caída en los niveles de cartera bruta y contingentes, aunque de todas maneras la participación de mercado creció en el negocio de préstamos, convirtiéndose en el Banco más grande de Bolivia a partir del primer trimestre del año 2001. Por otro lado, la participación de mercado en cartas de crédito se redujo aunque se mantuvo el primer lugar y en garantías permaneció estable, conservando el segundo lugar.

Si bien se percibe una clara disminución en negocios tradicionales, a través de sus subsidiarias el Banco **BISA** S.A. tuvo un significativo crecimiento en los negocios de seguros y administración de fondos de inversión, los cuales además han permitido atenuar en el estado de resultados los débiles resultados en el negocio bancario tradicional.

En este sentido, el Banco **BISA** S.A., además de consolidarse como el más grande en términos de cartera, también se afianzó como el conglomerado financiero más importante del país con liderazgo claro en los sectores de seguros, leasing, warrant, y mercado de capitales.

Finalmente, la liquidez, que se redujo durante la mayor parte del año para mejorar la eficiencia en el manejo de los recursos más líquidos del Banco, fue incrementada durante los últimos meses.



Atardecer - Cobija, Pando

Imagen Corporativa.
Durante el 2001, los esfuerzos de muchos años por parte de todos los funcionarios del Banco se vieron gratamente retribuidos por diversos premios tanto internacionales como nacionales. En este sentido, las revistas internacionales Euromoney, Global Finance y Latin Finance y el semanario nacional Nueva Economía calificaron al Banco **BISA** S.A. como el mejor Banco de Bolivia para el año 2000. Adicionalmente, el Banco **BISA** S.A. recibió el premio Paul Harris del Rotary Club en Bolivia recibiendo similar calificación.

Banco BISA S.A. Indicadores Financieros	BISA Dic./2000	BISA Dic./2001	Tot. Sis. Ban Dic./2000	Tot. Sis. Ban Dic./2001
CALIDAD DE ACTIVOS				
MORA = Cartera en Mora / Cartera Bruta	4.59%	9.23%	11.57%	16.21%
Previsiones / Cartera Mora	71.05%	64.81%	54.66%	56.51%
Previsiones / Cartera en Ejecución	87.54%	77.71%	84.30%	79.48%
Bienes Realizables / Cartera Bruta	2.94%	5.90%	2.75%	5.13%
CAPITAL				
Apalancamiento = Activo + Contingente / Patrimonio (N° de veces)	10.41	9.94	11.43	10.61
Patrimonio/Cartera Bruta	14.77%	17.34%	13.80%	16.10%
Coeficiente de Adecuación Patrimonial	13.44%	12.46%	13.24%	14.26%
RENTABILIDAD				
ROAA Anualizado = Utilidad Neta / Activo (Promedio)	1.24%	0.67%	-0.87%	-0.42%
ROAE Anualizado = Utilidad Neta / Patrimonio (Prom.)	11.32%	5.97%	-9.22%	-4.13%
Tasa Activa	13.74%	13.11%	14.24%	13.61%
Tasa Pasiva	7.04%	5.58%	15.00%	5.48%
SPREAD	6.70%	7.53%	7.10%	8.13%
LIQUIDEZ				
Disp.-Fisc.+ Inv.Temp. +Inv. Perm. Liq./ Activo	17.91%	27.07%	23.53%	28.05%
Disp.-Fisc.+ Inv.Temp. +Inv. Perm. Liq./ Vista + Ahorro+DPF's a 30d.	79.53%	100.43%	83.77%	78.79%
EFICIENCIA ADMINISTRATIVA				
Gastos Operativos+ G. Adminis./ Resultado Finan. Bruto +Ing. Op.	59.04%	54.90%	66.70%	64.93%
Gastos Generales y Personal / Activo + Contingente	2.14%	2.08%	3.49%	3.27%
INDICADORES DE CRECIMIENTO (Anual)				
Cartera Bruta	3.50%	-11.27%	-11.42%	-16.01%
Obligaciones con el Público	5.80%	11.14%	-2.47%	-7.46%
Cartas de Crédito	-21.09%	-46.25%	-39.81%	-10.15%
Boletas de Garantía y Stand Bys	-34.56%	-13.63%	-27.20%	-9.38%



Puente Sucre, Sucre

Estos logros han creado una motivación especial para seguir mejorando en el futuro, manteniendo el posicionamiento y la estrategia de negocios, protegiendo la calidad de los recursos humanos e invirtiendo fuertemente en el futuro a través de tecnología.

Como desde hace dos años, se continuó con la campaña corporativa: "Banco **BISA**, Simplificando su Vida" - Fase III, cuyo objetivo es demostrar la tranquilidad que genera a nuestros clientes el trabajar con un Banco solvente, transparente y con buena calidad de servicios.

Negocios de Banca Corporativa

A través del programa del Fondo Especial de Reactivación Económica (FERE), el Banco **BISA** S.A. realizó un plan de reprogramación de préstamos a mediano y largo plazo por un total de US$ 75 millones, de los cuales aproximadamente la mitad fueron financiados con recursos de largo plazo provenientes de la Nacional Financiera Boliviana S.A. Este proceso fue realizado con extremo cuidado, habiéndose utilizado sobre todo para fortalecer la posición financiera de los buenos clientes antes que para alargar la agonía de aquéllos con bajas probabilidades de éxito en el futuro. De esta manera, un 92% del programa está copado con clientes con calificación I y II.

Participación del Banco BISA S.A. en el Sistema Bancario
Negocios de Banca Corporativa


35%
30%
25%
20%
15%
10%
5%
12.34%
11.51%
9.06%
7.69%
11.35%
11.57%
10.21%
8.44%
20.50%
11.24%
11.55%
24.90%
13.25%
15.77%
11.74%
21.10%
11.52%
10.85%
10.30%
24.50%
13.36%
11.64%
32.12
15.61%
11.64%
19.21%
18.85%
16.50%
14.33%
94
95
96
97
98
99
00
01
CARTERA BRUTA
VISTA
CARTAS DE CREDITO
BOLETAS DE GARANTIA Y STAND BYS

Por otro lado, y para mejorar la calidad de los procesos crediticios, se independizó el área de riesgos de la Vicepresidencia de Negocios, a través de la conformación de la Vicepresidencia de Riesgos, que no sólo gana en independencia sino también en jerarquía. En este sentido, el Vicepresidente de Riesgos tiene derecho a vetar cualquier operación que no satisfaga la política de riesgos del Banco.

Negocios de Banca de Personas

Durante el año 2001, se incrementó la participación de mercado tanto en los negocios activos como pasivos. En el primer caso, se mantuvo estable la participación de mercado en tarjetas de crédito y cartera de vivienda que alcanzan a 8.0% y 9.9%, respectivamente. En cuanto a captaciones, se observó un crecimiento sostenible de participación de mercado tanto en ahorros como en depósitos a plazo fijo (DPFs), alcanzando 11.95% y 16.2%, respectivamente. En el caso de DPFs, el Banco **BISA** S.A. pasó del cuarto al segundo lugar, pese a fuertes reducciones de tasa de interés y devolución de depósitos institucionales.

Participación del Banco BISA S.A. en el Sistema Bancario
Negocios de Banca de Personas



19%
17%
13%
11%
9%
7%
5%
9.19%
10.30%
8.77%
8.98%
9.17%
11.25%
12.48%
16.18%
6.59%
7.58%
7.39%
8.96%
7.18%
10.10%
12.33%
11.95%
94
95
96
97
98
99
00
01
AHORRO
PLAZO

Subsidiarias

En el mes de septiembre, La Vitalicia Seguros y Reaseguros de Vida S.A. ganó la licitación por un 75% del mercado de seguros previsionales y a partir de noviembre, habiendo recibido una fuerte infusión de capital y la transferencia de un portafolio de inversiones importante, se convirtió en la empresa de seguros más grande del país, como también en la subsidiaria más importante del Grupo Financiero **BISA**. Este hecho le permite al Banco **BISA** S.A. diversificar su estructura de negocios y orientar más capital hacia un negocio más rentable y menos riesgoso que el de préstamos. Adicionalmente, a través de sinergia con otras empresas del Grupo, la tesorería del Grupo se convirtió en una de las más grandes del mercado, siendo además uno de los principales proveedores de recursos a largo plazo para el mercado financiero.

Como ya se mencionó, todas las empresas subsidiarias tuvieron un buen comportamiento de negocios, generando una rentabilidad promedio de 14% sobre patrimonio neto promedio.

raisa almacenes internacionales s.a. Warrant

- Participación Accionaria del Banco **BISA** S.A.: 52.59% (31/12/01)

BISA SEGUROS Y REASEGUROS S.A.

- Participación Accionaria del Banco **BISA** S.A.: 75.82% (31/12/01)

LA VITALICIA SEGUROS Y REASEGUROS DE VIDA S.A.

- Participación Accionaria del Banco **BISA** S.A.: 94.07% (31/12/01)

BAL BISA LEASING

- Participación Accionaria del Banco **BISA** S.A.: 80.94% (31/12/01)

bisa agente de bolsa

- Participación Accionaria del Banco **BISA** S.A.: 82.61% (31/12/01)

bisa safi Sociedad Administradora de Fondos de Inversión

- Participación Accionaria de **BISA** Bolsa: 98.00% (31/12/01)

bisa sociedad de titularización

- Participación Accionaria del Banco **BISA** S.A.: 60.00% (31/12/01)



Cobija, Pando

Red de Sucursales
En el año 2001 se continuó el proceso de mejoramiento modernización y ampliación de sucursales del Banco en el ámbito nacional. Por otro lado, y con base en ur análisis de volumen de negocios y rentabilidad, se decidi cerrar dos agencias pequeñas en las ciudades de La Pa: y Cochabamba. La gerencia prevé estabilidad en el númer de sucursales para el futuro, orientando sus inversione más al área de banca electrónica.

Finanzas y Planeamiento Estratégico
La estrategia financiera del año 2001 estuvo enfocad a mejorar los ingresos operativos, reducir los costo y mitigar los efectos de descalce que se generaro a través del proceso de reprogramación de carter antes mencionada.

En el primer caso, se hizo una revisión continu del sistema de precios del Banco con la filosofí de crear nuevas fuentes de ingresos por actividade que tradicionalmente no se cobran o se cobran poc En este sentido, la calidad de servicios del Banco permit mantener y, aún más, incrementar los clientes su volumen de operaciones. Adicionalmente, y pa atender mejor al sector corporativo, se implementó Mesa de Dinero y Cambios que dio muy buenos resultad en cuanto a incremento de ingresos y mejoramiento e la rotación del capital. Finalmente, se puso en práctic un nuevo modelo de rentabilidad de clientes corporativ que permitirá ir monitoreando mejor la calidad de relación con los clientes más grandes del Banco y realiz acciones a fin de mejorar los niveles de ingresos operativo

En el segundo caso, y aprovechando sus buen calificaciones de riesgo, el Banco **BISA** S.A. realizó durar el año 2001 una fuerte reducción de tasas de inter pagadas en el mercado por depósitos a plazo fijo ahorros. Esta coyuntura le permitió, además, reemplaz financiamientos internacionales de corto plazo por fond locales más baratos. Finalmente, la coyuntura internacio de tasas de interés comenzó a generar benefici en el costo de deuda de mediano y largo plazo a par del segundo semestre del año.

Calificaciones de Riesgo Banco BISA S.A.

Agencia	Deuda Corto Plazo	Deuda Largo Plazo	Emisor	Perspectivas
Calificación Soberana Bolivia				
Moody`s	Not Prime	B1 (Bonos & Notas) B2 (Depósitos Bancarios)	B1	
Thomson Bank Watch		Riesgo Soberano B+ (Abril 2001)		Estable
Banco BISA S.A. Internacional				
Moody`s	Not Prime	B2 (Depósitos Bancarios)	B1	Solidez Financiera D Estable
Fitch Ibca, Duff & Phelps	B-	B+		Individual Rating D Support Rating 4T
Banco BISA S.A. Local				
Fitch Ibca, Duff & Phelps	F1 (bol)	AA (bol)	AA (bol)	Estable

En cuanto a los riesgos de descalce, es evidente que el Banco tuvo un deterioro ocasionado por la reprogramación de créditos. Sin embargo, el programa FERE y la contratación de un crédito de largo plazo, convertible en garantía, de la Netherlands Development Finance Company (FMO) permitieron reducir el potencial deterioro en este aspecto. Dado el alto crecimiento del Grupo en cuanto a manejo de recursos financieros, se está iniciando un proceso de generación de sinergia en cuanto al manejo de la información financiera y las respectivas decisiones de negocios, siempre y cuando se mantenga la optimización de los intereses de cada uno de los principales accionistas y acreedores de las empresas.

Evolución y Proyección de la Base de Capital
Banco BISA S.A.



200-
180-
160-
140-
120-
100-
80-
60-
40-
20-
0-
40%
30%
20%
10%
0%
10%
10%
16%
22%
21%
20%
20%
28%
31%
26%
15
17
30
34
40
52
77
93
106
112
92
93
94
95
96
97
98
99
00
01

Base de Capital (Patrimonio + Deuda Subordinada) .- En millones de $us.
% de la Base de Capital de Instituciones Extranjeras (CAF, DEG, FMO, IFC)

Administración y Operaciones.
La administración del Banco fue fortalecida durante la presente gestión mediante la restructuración del Departamento de Organización y Métodos que pasa a denominarse Normas, Procedimientos y Calidad. La mayor sofisticación de las tareas de esta área ha derivado en mejoras substanciales de procesos operativos y la potencial reducción de costos o mejoras en la calidad de servicios externos e internos.

Por otro lado, y para mejorar los sistemas de control y la calidad del servicio, se implementó la centralización de las operaciones de negocios internacionales, la cual ha sido positivamente concluida. El proceso fue liderado por un nuevo gerente con más de 30 años de experiencia en este rubro. Si bien este proceso distrajo en alguna medida los esfuerzos comerciales, constituye una excelente base para el crecimiento futuro con competitividad, rentabilidad y confiabilidad.

Los comités de Auditoría y de Riesgos, creados en 1998, mantuvieron la generación de beneficios para el Banco durante la gestión 2001, habiéndose realizado grandes avances tanto en la detección como el control de riesgos y problemas de control interno. Los resultados de la Auditoría Externa en cuanto a muy pocas y no significativas observaciones de control interno ratifican lo expuesto en este párrafo.

Tecnología
A lo largo de la gestión 2001, el Banco realizó innovaciones y actualizaciones en lo que respecta a Tecnología de la Información, para satisfacer las necesidades de sus clientes externos e internos y principalmente para mejorar su propia imagen, incrementar la confianza del cliente y, fundamentalmente, simplificar su vida. Todo el plan tecnológico 2001 ejecutado significó una inversión de cerca de US$ 800,000.



Tomichucua, Beni

Los avances tecnológicos son los siguientes:
Implementación del Sistema Mesa de Dinero y Cambios, Sistema de Calces por Tasas y Plazos, FISERV: módulos de Cartera, Garantías y Líneas de Crédito, Sistema de Calificación y Previsión Automática de Créditos, Sistema de Cambios Preferenciales por tipo de canal de distribución de los servicios y automatización de la Cámara de Compensación (con el envío de imágenes de cheques). Adicionalmente, por requerimiento de la Superintendencia de Bancos y Entidades Financieras, se adecuaron los sistemas de Depósitos a Plazo Fijo y Préstamos y se implementó el Sistema de Reclamos y Solicitudes de los clientes.

En cuanto a la plataforma tecnológica, se renovó y amplió la red de cajeros automáticos "TELEBANCO", con lo cual éstos son más rápidos, dispensan 4 denominaciones de billetes, poseen pantallas a colores y gráficos, y se incrementaron 9 ATM's adicionales. También se implementaron aplicaciones de trabajo en grupo: formularios electrónicos en Lotus Notes que permiten agilizar la operativa y disminución de costos, y sistemas de seguridad firewall, que permiten la eliminación de riesgos de accesos indebidos a la red **BISA** así como la instalación de antivirus en toda la red del Banco.

Finalmente, en cuanto a la organización del área, se inició la implementación de la nueva metodología de Control de Sistemas COBIT y se realizaron pruebas y simulaciones en el plan de contingencias de manera de estar mejor preparados ante cualquier evento imprevisto.

Comentarios de la Gerencia a los aspectos más significativos de los Estados Financieros Auditados al 31.12.2001.



San Javier, Santa Cruz

A continuación se explican las razones de variación de los niveles de los componentes más importantes tanto del Balance General como del Estado de Resultados de la Gestión 2001, así como aspectos destacados sobre los saldos en dichas cuentas.

Activo
Disponibilidades
Al cierre del Balance se observa un fuerte crecimientc del 83% en el nivel de disponibilidades. Este hechc es generado por tres factores: a) un efecto estaciona del aumento de la liquidez del sistema bancario mayo al de las últimas gestiones, fruto de los programa: de reactivación de la demanda por parte del gobierno b) refinanciamiento de operaciones de comercio exterio con fondos banqueros del exterior y, c) pocas alternativa de inversión locales, lo que empujó al Banco a mantene al cierre altos niveles de disponibilidades.

Evolución de la Liquidez
(Disp.+Inv.Temp.+Inv.Perm.Liqui.)
Banco BISA S.A. vs. Sistema Bancario – En MM de US$


180-
120-
60-
1.60(
1.20(
800
400
648
626
736
1,111
1,243
1,081
1,263
1,228
1,384
42
54
103
106
130
85
121
133
206
93
94
95
96
97
98
99
00
01
BISA
SISTEMA BANCARIO

Inversiones Temporarias

A raíz del efecto de incremento en las captaciones del público, el nivel de inversiones temporarias creció un 33.4%, resaltando un crecimiento en el componente de Fondos RAL (encaje legal) en 18.2%, e inversiones en banqueros de primera línea del exterior en 310.1%.

Mora / Cartera Bruta
Banco BISA S.A. vs. Sistema Bancario


16%
14%
12%
10%
8%
6%
4%
2%
0%
6.2%
3.6%
6.2%
4.7%
4.4%
4.6%
6.6%
11.6%
16.2%
2.2%
1.6%
4.1%
2.8%
1.9%
3.2%
2.9%
4.6%
9.2%
93
94
95
96
97
98
99
00
01
BISA
SISTEMA BANCARIO



Unduavi, La Paz

Cartera

Cartera Neta

Después de muchos años de crecimiento acelerado y consistente, el Banco experimentó una caída de cartera bruta (-11.27%) en línea con la tendencia del mercado. Sin embargo, y al haberse contraído la oferta crediticia en promedio del sistema a un ritmo mayor (-16%) la participación de mercado del Banco subió de 15.61% a 16.5%.

Otro hecho que compara negativamente con la historia del Banco **BISA** S.A. es el índice de morosidad que aumentó de 4.59% a 9.23%. De todas maneras este índice de calidad de cartera fue el mejor del sistema demostrando una vez más un buen manejo crediticio del Banco ante el entorno macroeconómico, que ha generado una crisis profunda en muchos sectore de la economía.

En un esfuerzo por apoyar al sector corporativo naciona principal segmento de negocios del Banco, s realizó un total de reprogramaciones que alcanza a Bs784,040,973, de los cuales se fondearo Bs262,942,691 de NAFIBO a través del plan FERE Ante el aumento de cartera problemática, el Banc hizo un fuerte esfuerzo por compensar a travé de la constitución de previsiones, con lo cua la caída en ese índice no fue muy significativa

Previsiones / Cartera en Mora
Banco BISA S.A. vs. Sistema Bancario


120%
100%
80%
60%
40%
20%
0%
43.9%
32.4%
73.5%
29.7%
38.4%
22.6%
75.4%
38.1%
95.1%
43.7%
84.2%
58.0%
85.2%
55.8%
71.0%
54.7%
64.8%
56.5%
93
94
95
96
97
98
99
00
01
BISA
SISTEMA BANCARIO

Otras Cuentas por Cobrar

El saldo en esta cuenta a fines de la gestión 2001 presenta una caída explicada principalmente por el menor nivel de la cuenta Anticipos para Impuestos a las Transacciones, fruto a su vez de un menor nivel de utilidades y por ende del Impuesto a las Utilidades de las Empresas provisionado al final de la gestión.

Bienes Realizables

Durante el año 2001 se produjo un incremento de bienes realizables provenientes de la recuperación de deudas incobrables por Bs139,161,409 y un decremento en bienes fuera de uso por Bs969; por otro lado se realizaron ventas por Bs36,719,718 y se incrementó el saldo de previsiones por desvalorización de bienes en Bs10,088,407, generándose de esta manera un incremento neto de Bs87,750,087, equivalente al 78.3% en moneda extranjera. El porcentaje de previsiones sobre valor de contabilización inicial bajó a su vez de 19.5% a 15.7%.

Bienes de Uso

Durante el 2001 se invirtieron Bs5,792,370 en activo fijo; resaltan los siguientes rubros: terrenos Bs1,143,092, edificios Bs2,712,184 y equipos de computación Bs2,968,347. Por otro lado, durante el mismo periodo, se contabilizó como gasto depreciaciones por Bs9,770,128, generándose por lo tanto una disminución neta de Bs3,168,931, equivalente al 2.9%.

Inversiones Permanentes

El nivel de la subcuenta Inversiones en Subsidiarias subió en Bs87,454,009, fruto principalmente del aporte de capital realizado a La Vitalicia por Bs76,171,858. Adicionalmente, las utilidades de la gestión por Bs15,930,860 ayudaron a incrementar el saldo de esta cuenta, siendo compensadas parcialmente por una reducción a través de dividendos recibidos de las subsidiarias por Bs2,639,200 y una reducción de capital de Linkser S.A. (empresa procesadora de operaciones de tarjetas de crédito) por Bs2,009,508.

Pasivo

Captaciones del Público

El comportamiento de la cuenta Captaciones del Público fue variado, de acuerdo con el tipo de captación y los plazos. Por un lado, las captaciones de cuenta corriente y ahorros subieron en 38% y 11%, respectivamente y, por otro, los depósitos a plazo fijo se mantuvieron estables con un crecimiento pequeño, menor al 1%. Tanto las captaciones de vista como ahorros crecieron gracias a una gestión constante de mercadeo de nuevos clientes y la imagen positiva del Banco y pese a drásticos recortes en las tasas de interés pagadas, sobre todo en el caso del producto de ahorros **BISA** Activa, con una reducción de 480 puntos básicos.

En cuanto a depósitos a plazo fijo, el Banco **BISA** S.A. ejecutó una estrategia de reducción de su exposición de depósitos de corto plazo de fuentes institucionales, habiendo realizado un repago neto a este tipo de depositantes por Bs311,468,303. Esta reducción fue reemplazada por depósitos del público en general y por una captación importante de una agencia de cooperación internacional dependiente de una embajada extranjera cuyo tiempo de permanencia en el Banco se estima en menos de un año.

Obligaciones con Bancos y Entidades de Financiamiento

La caída en los niveles de cartera del Banco generó la necesidad de pagar obligaciones de corto plazo con bancos extranjeros aunque, como se mencionó en el apartado de Disponibilidades, hubo una recuperación del financiamiento contraído hacia finales del año 2001. Los fondos externos de mediano y largo plazo experimentaron una reducción a través del plan de amortización pactado y pese a la contratación de un préstamo del FMO por Bs68,100,000.



Celaje, Oruro

Los fondos externos de mayor plazo fueron más que compensados por fondos locales de largo plazo provenientes de NAFIBO que, hacia finales del año, incrementaron además los niveles de liquidez. Para reducir el costo de endeudamiento se ha pactado un prepago con NAFIBO por otros financiamientos recibidos a mayor tasa de interés, que será efectuado los primeros días de enero 2002.

Evolución del Financiamiento del Exterior
Banco BISA S.A. vs. Sistema Bancario - En MM de USD



500
400
300
200
100
1,100
1,000
900
800
700
600
500
400
300
200
100
336
445
520
548
732
964
851
484
287
73
104
145
126
158
151
188
171
102
93
94
95
96
97
98
99
00
01
BISA
SISTEMA BANCARIO



Riberalta - Rio Madre de Dios, Beni

Otras Cuentas por Pagar

La disminución de esta cuenta se debe principalmente a que las obligaciones ALADI con el Banco Centra de Bolivia prepagadas por nuestros clientes y que no se reembolsaron al BCB, corresponden únicamente a las cartas de crédito LC 1190 SCZ y LC 1344 LPZ por un tota de Bs1,587,851 mientras que en la gestión 2000 estas operaciones alcanzaban Bs15,758,910

Obligaciones Subordinadas

No existió ningún cambio en este tipo de financiamiento Sin embargo, y debido a regulación local, tan sól Bs104,874 se computan como parte del patrimonio net a efectos del cálculo del coeficiente de adecuació patrimonial.

Patrimonio Neto

Capital pagado, Ajustes, Reservas

En el mes de febrero de 2001, la Junta General Ordinari de Accionistas decidió capitalizar Bs41,242,776, es dec el 72% de las utilidades generadas en el año 2000 De acuerdo a los Estatutos de la Sociedad, se constituy una Reserva Legal de Bs5,728,163 y se distribuyero Bs10,310,694, es decir 20% en dividendos en efectiv En esa misma fecha, la Junta General Extraordinar de Accionistas decidió capitalizar los Ajustes Globale al Patrimonio por un monto de Bs29,638,64

Finalmente, con las utilidades de Bs34,344,738 y Ajust Globales al Patrimonio por Bs34,983,985 alcanzad en la gestión que termina, el patrimonio neto ascien a Bs587,194,433, cifra con la cual el Banco **BISA** S. mantiene el segundo lugar del sistema medido en es sentido.

Evolución del Patrimonio
Banco BISA S.A. vs. Sistema Bancario - En MM de USD


120
90
60
30
0
600
500
400
300
200
100
0
226
235
255
299
357
482
512
495
486
17
30
34
40
52
69
76
83
86
93
94
95
96
97
98
99
00
01
BISA
SISTEMA BANCARIO

Estado de Resultados

Utilidades

La utilidad neta de la gestión 2001 cayó 44% con relación a la anterior gestión. Considerando que el promedio de rentabilidad del sistema bancario fue de -4.13%, comparado con 5.97% del Banco, el resultado es considerado satisfactorio y constituye el segundo mejor índice del sistema bancario. Los factores negativos más importantes que afectaron las utilidades son: incremento de previsiones por incobrabilidad de créditos, caída en ingresos por comisiones de operaciones contingentes y resultado negativo de bienes realizables.

Las mayores previsiones tienen que ver con el deterioro de la cartera de créditos, habiéndose generado un incremento en previsiones constituidas durante el 2001 del 62.9% con relación a la gestión 2000, aumentando el índice de previsiones sobre cartera bruta, aunque el índice de cobertura de previsiones sobre cartera en mora se redujo de todas maneras.

El bajo nivel de actividad económica y la caída en las importaciones generaron a su vez una disminución importante de Bs2,401,208 en los niveles de comisiones por boletas de garantía y cartas de crédito. Pese a esto, el Banco sigue manteniendo los primeros lugares en estos negocios.

También ayudaron a contrarrestar los efectos negativos antes mencionados la disminución de Bs5,754,501 en gastos administrativos, en un esfuerzo del Banco por reducir gastos no relacionados al personal, para así mantener, proteger y potenciar los recursos humanos de la institución.



Camino a Samaipata, Santa Cruz

En cuanto al margen financiero, sin considerar comisiones de contingentes, se mantuvo estable gracias a la reducción de costos financieros y mayores ingresos por tesorería que compensaron la caída en volumen y calidad de negocios de cartera ante la estabilidad de las tasas activas.

Contingentes

Como se mencionó anteriormente, el nivel de operaciones se redujo drásticamente, tanto en lo que concierne a la emisión de garantías como a cartas de crédito

El negocio de boletas de garantía y avales disminuy debido a una reducción general del negocio del mercado fruto de la menor actividad económica generada po el gobierno y algunas municipalidades.

Por su parte, la fuerte caída en cartas de crédit para importación es un fiel reflejo de la debilida de la demanda interna que produjo gran reducció en las importaciones tanto de bienes de consum como de bienes de capital.


Parque Nacional Abaroa, Potosí

Estados Financieros

Contenido

Bs = boliviano
US$ = dólar estadounidense

DICTAMEN DEL AUDITOR INDEPENDIENTE

PRICEWATERHOUSECOOPERS

23 de enero de 2002

A los señores
Presidente y Directores de
Banco **BISA** S.A.
La Paz

Hemos examinado los balances generales de Banco **BISA** S.A. al 31 de diciembre de 2001 y 2000 y los correspondientes estados de ganancias y pérdidas, de cambios en el patrimonio neto y de cambios en la situación financiera por los ejercicios terminados en esas fechas, así como las notas 1 a 13 que se acompañan. Estos estados financieros son responsabilidad de la gerencia del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.

Efectuamos nuestros exámenes de acuerdo con las normas de auditoría generalmente aceptadas en Bolivia. Esas normas requieren que planifiquemos y ejecutemos la auditoría para obtener razonable seguridad respecto a si los estados financieros están libres de presentaciones incorrectas significativas. Una auditoría incluye examinar, sobre una base de pruebas, evidencias que sustenten los importes y revelaciones en los estados financieros. Una auditoría también incluye evaluar los principios de contabilidad utilizados y las estimaciones significativas hechas por la gerencia, así como también evaluar la presentación de los estados financieros en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para emitir nuestra opinión.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todo aspecto significativo, la situación patrimonial y financiera de Banco **BISA** S.A. al 31 de diciembre de 2001 y 2000, los resultados de sus operaciones y los cambios en su situación financiera por los ejercicios terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en Bolivia y normas legales o normas emitidas por el Banco Central de Bolivia y la Superintendencia de Bancos y Entidades Financieras.

De acuerdo con lo requerido por la Recopilación de normas emitida por la Superintendencia de Bancos y Entidades Financieras, informamos que los estados financieros mencionados en el primer párrafo surgen de los registros contables del Banco llevados de conformidad con las disposiciones legales en vigencia.

PricewaterhouseCoopers S.R.L.

_______________(Socio)
Fabián Rabinovich
MAT. PROF. N° CAUB-0327
MAT. PROF. N° CAULP-0116

BALANCE GENERAL
AL 31 DE DICIEMBRE DE 2001 Y 2000

	Nota		2001 Bs		2000 (Reexpresado) Bs
ACTIVO					
DISPONIBILIDADES	8.a)		715.366.241		390.212.486
INVERSIONES TEMPORARIAS	8.c)		687.992.904		515.544.407
CARTERA	8.b)		3.250.060.429		3.785.268.912
CARTERA VIGENTE		3.074.397.747		3.642.073.357	
CARTERA CON ATRASO HASTA 30 DIAS		12.524.459		9.186.760	
CARTERA VENCIDA		39.371.727		23.799.674	
CARTERA EN EJECUCION		260.790.565		142.103.111	
PRODUCTOS DEVENGADOS POR COBRAR CARTERA		65.623.324		92.502.127	
PREVISION PARA CARTERA INCOBRABLE		(202.647.393)		(124.396.117)	
OTRAS CUENTAS POR COBRAR	8.d)		24.457.005		33.139.258
BIENES REALIZABLES	8.e)		199.840.509		112.090.421
INVERSIONES PERMANENTES	8.c)		177.827.309		90.373.299
BIENES DE USO	8.f)		105.874.624		109.043.555
OTROS ACTIVOS	8.g)		16.679.740		18.971.065
Total del activo			5.178.098.761		5.054.643.403
CUENTAS CONTINGENTES DEUDORAS	8.t)		657.944.839		815.614.729
CUENTAS DE ORDEN DEUDORAS	8.u)		13.322.625.269		12.930.104.518
PASIVO Y PATRIMONIO					
PASIVO					
OBLIGACIONES CON EL PUBLICO	8.h)		3.187.101.220		2.863.927.843
OBLIGACIONES CON INSTITUCIONES FISCALES	8.i)		1.583.057		711.977
OBLIGACIONES CON BANCOS Y ENTIDADES DE FINANCIAMIENTO	8.j)		1.166.652.207		1.374.126.596
OTRAS CUENTAS POR PAGAR	8.k)		73.026.859		88.635.420
PREVISIONES	8.l)		-		2.622
OBLIGACIONES SUBORDINADAS	8.m)		162.540.985		163.464.438
Total del pasivo			4.590.904.328		4.490.868.896
PATRIMONIO. según estado correspondiente					
CAPITAL PAGADO	9.a)		479.681.310		408.799.890
JUSTES AL PATRIMONIO	9.b)		34.983.985		65.236.747
RESERVA LEGAL	9.c)		38.184.400		32.456.237
UTILIDADES RETENIDAS NO APROPIADAS	9.d)		34.344.738		57.281.633
Total del patrimonio			587.194.433		563.774.507
Total del pasivo y patrimonio			5.178.098.761		5.054.643.403
CUENTAS CONTINGENTES ACREEDORAS	8.t)		657.944.839		815.614.729
CUENTAS DE ORDEN ACREEDORAS	8.u)		13.322.625.269		12.930.104.518

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

José Luis Aranguren
Gerente General

Félix Monroy
Contador General

ESTADO DE GANANCIAS Y PERDIDAS POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

		2001	2000
			(Reexpresado)
		Bs	Bs
Ingresos financieros	8.n)	511.683.163	568.920.110
Gastos financieros	8.n)	(248.773.665)	(304.571.733)
Ajuste por inflación		(9.653.398)	(9.103.672)
Utilidad financiera antes de incobrables		253.256.100	255.244.705
Recuperación de activos financieros	8.o)	729.380	5.446.823
Cargos por incobrabilidad y desvalorización de activos financieros	8.p)	(102.134.767)	(69.826.420)
Utilidad financiera después de incobrables		151.850.713	190.865.108
Otros ingresos operativos	8.q)	97.945.737	69.347.728
Otros gastos operativos	8.q)	(74.528.726)	(52.152.961)
Utilidad de operación bruta		175.267.724	208.059.875
Gastos de administración	8.s)	(139.122.837)	(144.877.338)
Utilidad del ejercicio		36.144.887	63.182.537
Ingresos de gestiones anteriores	8.r)	220.833	1.106.903
Gastos de gestiones anteriores	8.r)	(2.139.476)	(3.147.132)
Ingresos extraordinarios	8.r)	118.494	-
Utilidad neta del ejercicio		34.344.738	61.142.308

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

José Luis Aranguren
Gerente General

Félix Monroy
Contador General

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000 (EXPRESADO EN MONEDA DE CIERRE)

	Capital pagado Bs	Ajustes al patrimonio Bs	Reserva legal Bs	Utilidades retenidas no apropiadas Bs	Total Bs
Saldos al 1° de enero de 2000	344.044.910	85.414.442	26.393.271	60.629.663	516.482.286
Capitalización del ajuste global del patrimonio y de resultados acumulados aprobada por la Junta General Extraordinaria de Accionistas celebrada el 25 de febrero de 2000 y mediante Resolución SB N° 038/2000 de fecha 6 de junio de 2000 y Resolución Administrativa N° 10272/2000 del SENAREC de fecha 21 de julio de 2000	64.754.980	(22.465.790)		(42.289.190)	-
10% de utilidad neta destinada a reserva legal			6.062.966	(6.062.966)	-
Distribución de utilidades aprobada por la Junta General Ordinaria de Accionistas celebrada el 25 de febrero de 2000		(1.572.580)		(12.277.507)	(13.850.087)
Utilidad neta correspondiente al ejercicio terminado el 31 de diciembre de 2000		3.860.675		57.281.633	61.142.308
Saldos al 31 de diciembre de 2000	408.799.890	65.236.747	32.456.237	57.281.633	563.774.507
10% de utilidad neta destinada a reserva legal			5.728.163	(5.728.163)	-
Capitalización del ajuste global del patrimonio y de resultados acumulados aprobada por la Junta General Extraordinaria de Accionistas celebrada el 16 de febrero de 2001 y mediante Resolución SB N° 056/2001 de fecha 3 de mayo de 2001 y Resolución Administrativa N° 00878/2001 del SENAREC de fecha 31 de mayo de 2001	70.881.420	(29.638.644)		(41.242.776)	-
Distribución de utilidades aprobada por la Junta General Ordinaria de Accionistas celebrada el 16 de febrero de 2001		(614.118)		(10.310.694)	(10.924.812)
Utilidad neta correspondiente al ejercicio terminado el 31 de diciembre de 2001				34.344.738	34.344.738
Saldos al 31 de diciembre de 2001	479.681.310	34.983.985	38.184.400	34.344.738	587.194.433

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

José Luis Aranguren
Gerente General

Félix Monroy
Contador General

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2001 Y 2000

	2001 Bs	2000 (Reexpresado) Bs
Flujos de fondos en actividades de operación:		
Utilidad (pérdida) neta del ejercicio	34.344.738	61.142.308
Partidas que han afectado el resultado neto del ejercicio y que no han generado movimiento de fondos:		
Productos devengados no cobrados	(69.669.370)	(97.776.385)
Cargos devengados no pagados	105.813.836	97.988.892
Previsiones para incobrables y activos contingentes	102.104.267	69.784.092
Previsiones para desvalorización	17.211.698	19.474.040
Previsiones o provisiones para beneficios sociales	3.278.245	3.655.248
Depreciaciones y amortizaciones	9.944.639	9.834.539
Provisión de impuestos	2.184.199	-
Incremento por participación en sociedades controladas	(15.930.860)	(8.017.567)
Fondos obtenidos en la utilidad del ejercicio	**189.281.392**	**156.085.167**
Productos cobrados (cargos pagados) en el ejercicio devengados en ejercicios anteriores sobre:		
Cartera de préstamos	92.502.127	71.383.187
Inversiones temporarias	5.274.258	16.036.407
Obligaciones con el público	(63.122.203)	(82.023.568)
Obligaciones con bancos y entidades de financiamiento	(31.367.568)	(28.461.411)
Obligaciones subordinadas	(3.429.438)	(3.266.553)
Otras cuentas por pagar	(69.683)	(89.741)
Incremento (disminución) neto de activos y pasivos:		
Otras cuentas por cobrar -pagos anticipados, diversas	13.130.164	(160.628)
Bienes Realizables -vendidos	24.310.243	(24.127.193)
Otros activos -partidas pendientes de imputación	2.116.814	156.649
Otras cuentas por pagar -diversas y provisiones	(25.853.323)	13.752.371
Previsiones	(2.622)	2.622
Flujo neto en actividades de operación - excepto actividades de intermediación	**202.770.161**	**119.287.309**
Flujo de fondos en actividades de intermediación:		
Incremento (disminución) de captaciones y obligaciones por intermediación:		
Obligaciones con el público		
Depósitos a la vista y en cajas de ahorro	262.102.445	174.018.495
Depósitos a plazo hasta 360 días	139.593.475	(120.119.471)
Depósitos a plazo por más de 360 días	(125.979.495)	121.988.826
Restringidos	36.167.272	-
Obligaciones con bancos y entidades de financiamiento		
A corto plazo	(368.418.162)	(344.140.133)
A largo plazo	(92.919.289)	289.013.112
Otras operaciones de intermediación		
Depósitos en cuentas corrientes de traspaso	(10.173.582)	-
Cuotas de participación en fondos RAL de traspaso	18.910.765	(11.807.001)
Obligaciones con instituciones fiscales	871.080	58.921
Bancos y corresponsales del país	10.024.231	-
Incremento (disminución) de colocaciones		
Créditos colocados en el ejercicio:	(4.918.619.692)	(17.422.649.962)
Créditos recuperados en el ejercicio	5.195.908.537	17.258.010.048
Flujo neto en actividades de intermediación	**147.467.585**	**(55.627.165)**
Traspaso	350.237.746	63.660.144

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
POR LOS EJERCICIOS TERMINADOS

	2001 Bs	2000 (Reexpresado) Bs
Traspaso	350.237.746	63.660.144
Flujos de fondos en actividades de financiamiento		
Incremento de préstamos:		
- Obligaciones con el BCB - excepto financiamientos para créditos	(28.379.616)	40.860.000
- Obligaciones NAFIBO	266.021.493	-
Cuentas de los accionistas		
- Pago de dividendos	(10.924.812)	(13.850.087)
Flujo neto en actividades de financiamiento	**226.717.065**	**27.009.913**
Flujos de fondos en actividades de inversión:		
(Incremento) disminución neto en:		
- Inversiones Temporarias	(173.676.709)	23.234.418
- Inversiones Permanentes	(71.523.150)	(2.760.906)
- Bienes de uso	(6.601.197)	(8.533.816)
Flujo neto en actividades de inversión	**(251.801.056)**	**11.939.696**
Incremento de fondos durante el ejercicio	**325.153.755**	**102.609.753**
Disponibilidades al inicio del ejercicio	**390.212.486**	**287.602.733**
Disponibilidades al cierre del ejercicio	**715.366.241**	**390.212.486**

Las notas 1 a 13 que se acompañan. forman parte integrante de este estado.

José Luis Aranguren
Gerente General

Félix Monroy
Contador General

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 1 - DATOS GENERALES SOBRE LA INSTITUCION

a) Organización de la sociedad:

- Banco Industrial S.A. ahora Banco **BISA** S.A. inició sus actividades en 1963 como entidad de segundo piso, con el objetivo de apoyar el desarrollo industrial de Bolivia. En 1989, merced a su seguridad y prestigio, abrió sus puertas al público como banco comercial corporativo. En este contexto se ha desarrollado la misión de la institución: "Proveer a nuestros clientes soluciones financieras eficaces y oportunas, de alta calidad y adecuadas a sus necesidades y expectativas generando al mismo tiempo valor y apoyando al desarrollo de la comunidad".

- La Junta Extraordinaria de Accionistas en fecha 6 de febrero de 1997, resolvió el cambio de razón social de Banco Industrial S.A. a Banco **BISA** S.A., el mismo que fue aprobado por la Superintendencia de Bancos y Entidades Financieras mediante Resolución N° 039/97 y N° 061/97 del 7 de mayo de 1997 y 24 de junio de 1997.

- Los accionistas del Banco **BISA** S.A. incluyen a un diversificado grupo de industrias y empresas mineras, compañías de servicios, socios individuales, accionistas extranjeros, instituciones financieras internacionales tales como Corporación Financiera Internacional del Banco Mundial (I.F.C.), así como a los empleados del Banco.

- Banco **BISA** S.A. opera en Bolivia a través de su oficina principal y siete oficinas en La Paz, cuatro en Santa Cruz, tres en Cochabamba, una en Tarija, una en Sucre y una en Oruro.

- El promedio de empleados en el año 2001 fue de 424 personas en los niveles de planta y 30 eventuales, con un total de 454 personas a nivel nacional.

- Banco **BISA** S.A. otorga préstamos a corto, mediano y largo plazo bajo los más altos estándares de calidad. Sus operaciones se encuentran extendidas dentro de los rubros de: servicios, comercio, industria, agricultura y comercio exterior y sus clientes son muy diversos en términos de tamaño, actividad y ubicación geográfica. La extensa variedad de servicios bancarios tradicionales que ofrece, incluye adicionalmente: a) la identificación y promoción de inversiones; b) la preparación y análisis de proyectos; c) la estructuración de co-financiamientos a través de sus relaciones locales y externas; d) los servicios de banca de inversión; y e) banca de seguros.

- Banco **BISA** S.A. es la base de un grupo financiero a través de varias subsidiarias BISA Seguros y Reaseguros S.A., La Vitalicia Seguros y Reaseguros de Vida S.A., BISA Leasing S.A., Almacenes Internacionales S.A. (RAISA), BISA S.A. Agente de Bolsa, BISA Sociedad Administradora de Fondos de Inversión S.A. y BISA Sociedad de Titularización S.A.

- Es importante destacar el reconocimiento internacional recibido a través de premios a la excelencia, los que son otorgados por publicaciones especializadas en banca como Euromoney de Inglaterra, quienes identifican al Banco **BISA** S.A. como el mejor de Bolivia durante los años 1996, 1997 y 2000. Asimismo, el semanario boliviano Nueva Economía especializado en Economía y Finanzas, lo califica como el mejor de Bolivia durante 1998, 1999 y 2000, como también Global Finance y Latin Finance que lo nombran el mejor de Bolivia del año 2000.

- Banco **BISA** S.A. fue la primera empresa en acceder a un programa de ADR´s y ser reconocida por calificadoras de riesgo como Fitch Ratings Ltd. y Moody's, quienes le otorgan excelentes ratings, tanto por sus sólidos estados financieros como por sus eficientes políticas crediticias y financieras.

- Durante 1999 la Corporación Andina de Fomento (C.A.F.) y la Corporación Interamericana de Inversiones (C.I.I.) estructuraron dos préstamos AB por US$ 40.000.000 los cuales constituyen las primeras operaciones de este tipo, otorgadas al sector financiero en Bolivia.

- En el último trimestre de 1999 el Banco cambió su frase de venta a "Banco **BISA** Simplificando su Vida". Esto muestra la intención del Banco de dar máxima prioridad a la calidad de servicio al cliente.

- En el mes de septiembre de 2001, el Banco **BISA** S.A. se consolida como el líder del negocio asegurador de Bolivia a través de la adjudicación por parte de La Vitalicia Seguros y Reaseguros de Vida S.A. de la licitación de seguros previsionales. Con esto, el grupo es claramente el mayor conglomerado financiero de Bolivia, además de constituir el Banco más grande en activos del país.

- Banco **BISA** S.A. también se preocupó en contribuir a la sociedad en campos como el de la educación, apoyando proyectos y ayuda para niños especiales; con campañas de abastecimiento de material escolar en escuelas rurales y con becas universitarias para los alumnos más destacados del país.

b) Hechos importantes sobre la situación de la entidad

El impacto de la situación económica y del ambiente financiero

En la segunda mitad del año 2001 las perspectivas económicas del país empeoraron a causa del pesimismo mundial derivado del atentado terrorista del 11 de septiembre en Nueva York, de la ausencia de señales contundentes que avizoren el final de la crisis económica de los Estados Unidos de Norteamérica, o como la profundización de la crisis argentina, que ya es económica, social y política.

Los anteriores hechos mantuvieron la tendencia de decrecimiento de la economía boliviana, llegando a caer las tasas de interés a niveles récord tanto internacional como localmente. Si bien el gobierno boliviano comenzó a pagar el Bolivida y devolver al público los recursos de Provivienda en el mes de diciembre, se mantiene muy baja inflación, sin llegar a sentirse ninguna recuperación en la demanda agregada. La nueva política de fluctuación del dólar en el BCB no ha cambiado la tendencia de devaluación del dólar; pero se observa que la aceleración en devaluaciones de la moneda en los trimestres anteriores se ha compensado con cero devaluación en el mes de diciembre. Como resultado, la calidad de la cartera bancaria se deterioró durante el año 2001.

Como ocurrió durante todo el año, todo el sistema financiero incluido el Banco **BISA** S.A. continuó bajando sus tasas de interés pasivas, especialmente a corto plazo, con lo que su curva de tasas de DPF´s ha quedado más parada (mayor diferencia en tasas a largo que a corto plazo). El Banco **BISA** S.A. siguió reduciendo sus obligaciones con inversores institucionales locales, y su exposición a deuda externa de corto plazo. El Banco ha aumentado la concentración de su liquidez en inversiones en el exterior a pesar de los bajos rendimientos, ya que localmente las oportunidades de inversión se han reducido significativamente.

Por otro lado, el último trimestre de 2001 el Banco tuvo la oportunidad de hacer una importante inversión en su subsidiaria dedicada a seguros de vida, La Vitalicia Seguros y Reaseguros de Vida S.A., la cual se adjudicó el 75% de los seguros previsionales que eran administrados por las AFP´s, cartera que asciende a US$ 140 millones, requiere un patrimonio de cerca a US$ 20 millones, y promete una rentabilidad mayor a la que actualmente genera la cartera del banco. Este giro en los negocios del Banco **BISA** S.A. dará un mayor margen de crecimiento en las actividades de inversión, si bien en el corto plazo inciden en un menor coeficiente de ponderación del Banco.

El gobierno nacional ha implantado un plan cuyas decisiones se basan principalmente en medidas para incentivar la demanda agregada, a través de inyecciones de liquidez y en medidas que permian al sector financiero aliviar la crisis actual a través de la aplicación del Fondo Especial de Reactivación

Económica (FERE), instrumento que posibilita la reprogramación de créditos y promueve la expansión del crédito bancario, que en los dos últimos años tuvo una importante contracción que obligó al sistema financiero boliviano a contabilizar significativas previsiones para incobrabilidad, producto del constante incremento de la mora. Complementariamente, el gobierno ha promulgado la ley del Programa de Fortalecimiento Patrimonial "PROFOP", la cual permite que ciertos bancos puedan acceder a recursos para su fortalecimiento patrimonial a través de un endeudamiento subordinado.

La administración de riesgos de crédito

Como respuesta a la crisis económica que atraviesa el país y que afecta a diversos sectores de nuestra economía, el Banco **BISA** S.A. organizó equipos de trabajo en el área de créditos de cada una de sus principales sucursales, cuya función específica es el analizar, negociar y proponer planes de acción para aquellas operaciones crediticias que atraviesan o puedan atravesar por dificultades.

En el mes de octubre el Banco **BISA** S.A. otorga una mayor jerarquización a la Gerencia Nacional de Riesgos elevándola a nivel de Vicepresidencia con el objeto de fortalecer el proceso de aprobación crediticia. Con esto se complementa un proceso de cambio que el Banco **BISA** S.A. viene realizando y que permite además tener una evaluación crediticia independiente ex ante y ex post.

La administración de riesgos de mercado

El sistema bancario generó una mayor liquidez por los desembolsos del FERE y el achicamiento de cartera. Por ello, y sin una promoción agresiva por parte del Banco y a pesar de muy bajas tasas de interés, los depósitos a la vista y ahorros se incrementaron en el Banco sobre todo hacia fin de año. Por su parte los DPF's se mantuvieron estables en saldo aunque han seguido una tendencia a la baja, en tasa y plazo promedio. El Banco mantuvo su participación en captaciones, a pesar de que el último trimestre cambió su política pagando las menores tasas del sistema para así bajar su costo financiero.

La política del Banco es invertir sus activos de tesorería a corto plazo. Las tasas bajas no motivan a invertir a largo plazo, ya que los riesgos de tasa aumentarían, como lo muestra una curva de mercado con tasas ya muy bajas. Todo esto se refleja en altos niveles de liquidez, que están esperando una señal de confianza y reactivación para que las tendencias negativas se reviertan y pueda generarse un círculo virtuoso de crecimiento económico.

Otros eventos importantes

Lo más destacable en el cuarto trimestre es la inversión del Banco en La Vitalicia, que casi duplica las inversiones en subsidiarias, y la participación en el programa FERE con US$ 39 millones destinados a la reprogramación de cartera.

NOTA 2 - PRINCIPIOS CONTABLES

Los presentes estados financieros han sido preparados de conformidad con los principios contables generalmente aceptados en Bolivia y normas de la Superintendencia de Bancos y Entidades Financieras.

La preparación de los estados financieros, de acuerdo con principios contables generalmente aceptados en Bolivia y normas contables de la Superintendencia de Bancos y Entidades Financieras requiere que la Gerencia del Banco realice estimaciones y suposiciones que afectan los montos de los activos y pasivos y la exposición de activos y pasivos contingentes a la fecha de los estados financieros, así como los montos de ingresos y gastos del ejercicio. Las estimaciones registradas fueron realizadas en estricto cumplimiento del marco contable y normativo vigente; sin embargo, los resultados futuros podrían ser diferentes en función al éxito que se obtenga en la aplicación de las medidas aprobadas por el gobierno nacional mencionadas en la Nota 1.

Los principios contables más significativos aplicados por el Banco son los siguientes:

2.1 Bases de preparación de los estados financieros

Los presentes estados financieros han sido preparados en moneda constante reconociendo en forma integral los efectos de la inflación. Para ello, se han seguido los lineamientos generales establecidos por la Superintendencia de Bancos y Entidades Financieras, en el Manual de Cuentas para Bancos y Entidades Financieras, puesto en vigencia a partir del 1° de enero de 1994, mediante Resolución SB N° 256/93 de 17 de diciembre de 1993, posteriormente modificado mediante las Circulares N° SB/305/99 de fecha 9 de diciembre de 1999 que es de uso obligatorio a partir del 1° de enero de 2000, N° SB/315/2000 de 31 de mayo de 2000 aplicable a partir del 1° de julio de 2000, N° SB/360/01 de 31 de octubre de 2001 de aplicación obligatoria a partir del 1° de noviembre de 2001 y Circular N° SB/362/01 de 31 de octubre de 2001 aplicable desde el 1° de diciembre de 2001, que aprobaron la actualización del Manual de Cuentas para Bancos y Entidades Financieras, respectivamente. Estos lineamientos concuerdan con Principios de Contabilidad Generalmente Aceptados en Bolivia, en todos los aspectos significativos.

Para las demás cuentas de los estados financieros el índice utilizado para actualizar los rubros no monetarios es la fluctuación de la cotización del dólar estadounidense respecto al boliviano.

2.2 Presentación de estados financieros

Los presentes estados financieros al 31 de diciembre de 2001 y 2000 consolidan los estados financieros de las oficinas situadas en La Paz, Cochabamba, Santa Cruz de la Sierra, Chuquisaca, Tarija y Oruro.

2.3 Criterios de valuación

a) Moneda extranjera y moneda nacional con mantenimiento de valor

Los activos y pasivos en moneda extranjera y en moneda nacional con mantenimiento de valor, se valúan y reexpresan, de acuerdo con los tipos de cambio vigentes a la fecha de cierre de cada ejercicio. Las diferencias de cambio y revalorizaciones, respectivamente, resultantes de este procedimiento se registran en los resultados de cada ejercicio.

b) Inversiones temporarias y permanentes

Inversiones temporarias

Incluye todas las inversiones menores a 90 días respecto a la fecha de emisión o de su adquisición. Además incluye inversiones mayores a 90 días que son negociables en la Bolsa Boliviana de Valores.

Se encuentran valuadas de la siguiente manera:

- Depósitos a Plazo Fijo, Letras y Bonos del Tesoro y Certificados de Devolución de Depósitos (CDDs): se valúan a su valor de costo actualizado a la fecha de cierre más los productos financieros devengados.

- Fondo Común de Inversión y el Fondo RAL: se valúa a su valor neto de realización.

Inversiones permanentes

Incluyen todas las inversiones que tienen un vencimiento a más de 3 meses respecto de la fecha de emisión o de su adquisición. Las inversiones negociables en la Bolsa Boliviana de Valores son registradas en inversiones temporarias.

- Participación en otras sociedades

La participación en otras sociedades en las que el Banco tiene influencia significativa se valúa a su

valor patrimonial proporcional al 30 de noviembre de 2001 y 2000 actualizado al cierre de cada ejercicio en base a la variación en la cotización oficial del dólar estadounidense.

- Otras inversiones

Las otras inversiones se valúan al costo de adquisición actualizado al cierre de cada ejercicio.

c) Cartera

Los saldos de cartera se exponen por el capital prestado más los productos financieros devengados al cierre de cada ejercicio excepto los créditos vigentes calificados 3, 4 y 5, cartera con atraso 30 días, vencida y en ejecución por los que no se registran los productos financieros devengados. La previsión para incobrables está calculada en función de la evaluación efectuada por el Banco sobre toda la cartera existente.

Al 31 de diciembre de 2001, dicha evaluación se realizó tomando en cuenta las pautas establecidas por la Circular N° SB/291/99 del 21 de julio de 1999, posteriormente modificada por las Circulares N° SB/333/00 del 27 de noviembre de 2000 y N° SB/347/01 del 31 de mayo de 2001, en lo que fuere aplicable para el Banco; al 31 de diciembre de 2000, dicha evaluación se realizó tomando en cuenta las pautas establecidas por la Circular N° SB/291/99 del 21 de julio de 1999, posteriormente modificada por la Circular N° SB/333/00 del 27 de noviembre de 2000, en lo que fuere aplicable para el Banco, emitidas por la Superintendencia de Bancos y Entidades Financieras.

La previsión específica para cartera incobrable de Bs202.624.009 (2000, Bs124.195.104), es considerada suficiente para cubrir las pérdidas que pudieran producirse al realizar los créditos existentes. Adicionalmente, se ha constituido una previsión genérica de Bs23.384 (2000, Bs201.013).

d) Otras cuentas por cobrar

Los saldos de las cuentas por cobrar comprenden los derechos derivados de algunas operaciones de intermediación financiera no incluidos en el grupo de cartera, pagos anticipados y créditos diversos a favor del Banco, registrados a su valor de costo actualizado.

Incluye una previsión para cuentas incobrables por Bs2.477.470 y Bs1.900.331 al 31 de diciembre de 2001 y 2000, respectivamente.

e) Bienes realizables

Los bienes realizables están registrados a sus valores de adjudicación o valores de libros o valores estimados de realización, el que fuese menor. Dichos bienes no son actualizados y además, se constituye una previsión por desvalorización si es que no son vendidos dentro los siguientes plazos de tenencia:

- Al 31 de diciembre de 2001, en dos años para el caso de bienes muebles y tres años para bienes inmuebles, siempre y cuando estos se hayan adjudicado entre el 1° de enero de 1999 y el 31 de diciembre de 2002, de acuerdo con el artículo 13°, capítulo III de la Ley del Fondo Especial de Reactivación Económica y de Fortalecimiento de Entidades de Intermediación Financiera N° 2196, sancionada el 4 de mayo de 2001, caso contrario de un año en el caso de bienes muebles y dos años para bienes inmuebles.

- Al 31 de diciembre de 2000, de un año en el caso de bienes muebles y dos años para bienes inmuebles.

El valor de los bienes realizables, considerado en su conjunto, no supera el valor de mercado. Según lo dispuesto por la Norma de Contabilidad N° 3 del Colegio de Auditores de Bolivia, este tipo de activo debe reexpresarse por la variación del dólar estadounidense respecto al boliviano. La no aplicación de esta norma, implica una reducción no significativa en los resultados del ejercicio y en las utilidades retenidas no apropiadas, considerando los estados financieros en su conjunto.

Según lo dispuesto por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB N° 119/96 de aplicación a partir del 1° de enero de 1997, si el Banco se adjudica o recibe en dación de pago, bienes por cancelación de conceptos distintos a la amortización de capital, tales como intereses, recuperación de gastos y otros, estos deben registrarse a valor Bs1. La previsión por desvalorización de bienes realizables al 31 de diciembre de 2001 y 2000 por Bs37.172.706 y Bs27.084.299, respectivamente, es considerada suficiente para cubrir las pérdidas que pudieran producirse en la realización de estos bienes.

f) Bienes de uso

Los terrenos y edificios se incluyen a los valores resultantes de revalúos técnicos practicados por un perito independiente al 31 de diciembre de 1985, 21 de febrero de 1989 y 24 de julio de 1990. El resto de los bienes de uso fue revalorizado al 31 de diciembre de 1985. Dichos valores son actualizados entre la fecha de la revalorización y el cierre de cada ejercicio. Estos bienes se deprecian, utilizando el método de línea recta, en base a los años de vida útil determinados por el perito técnico que efectuó las revalorizaciones.

Las incorporaciones posteriores a los respectivos revalúos están valuadas a su costo de adquisición actualizado a moneda de cierre. La depreciación es calculada por el método de línea recta aplicando tasas anuales suficientes para extinguir los valores al final de la vida útil estimada.

Los mantenimientos, reparaciones, renovaciones y mejoras que no extienden la vida útil de los bienes son cargados a los resultados del ejercicio en el que se incurren. El valor de los bienes de uso considerados en su conjunto, no supera el valor de mercado.

g) Otros activos

Los bienes alquilados a terceros se incluyen a los valores resultantes de un revalúo técnico practicado por un perito independiente al 21 de febrero de 1989. Dichos valores son actualizados entre la fecha de la revalorización y la del cierre de cada ejercicio, en función a las variaciones en la cotización oficial del dólar estadounidense respecto al boliviano. La depreciación es calculada utilizando el método de línea recta en función a los años de vida útil determinados por el perito técnico que efectuó la revalorización.

Los bienes para uso del personal se valúan a su valor de costo actualizado, neto de la depreciación calculada por el método de línea recta en función a los años de vida útil.

Los inventarios de materiales de operación incluidos en estas cuentas se valúan a su valor de costo, que es inferior, en su conjunto, a su valor estimado de realización.

Los saldos de partidas pendientes de imputación se refieren, principalmente a remesas en tránsito y partidas pendientes de tarjetas de crédito, en su mayoría, operaciones transitorias a ser regularizadas los primeros días después del cierre del ejercicio.

h) Previsiones y provisiones

Las previsiones y provisiones en el activo como en el pasivo, se efectúan en cumplimiento a normas establecidas por la Superintendencia de Bancos y Entidades Financieras en el Manual de Cuentas, circulares específicas y regulaciones legales vigentes.

i) Previsión para indemnizaciones al personal

La previsión para indemnizaciones al personal se constituye para todo el personal por el total del pasivo devengado al cierre de cada ejercicio. Según las disposiciones legales, transcurridos cinco años de antigüedad en su empleo, el personal ya es acreedor a la indemnización, equivalente a un mes de sueldo por año de servicio, incluso en los casos de retiro voluntario.

j) Patrimonio neto

El Banco ajusta el total del patrimonio, en base a lo dispuesto por la Norma de Contabilidad N° 3 del Colegio de Auditores de Bolivia, actualizándolo en función de la variación en la cotización oficial del dólar estadounidense respecto al boliviano. El ajuste del capital pagado, reservas y utilidades retenidas no apropiadas se registra en la cuenta del Patrimonio Neto "Ajustes al patrimonio". La contrapartida de estos ajustes se refleja en la cuenta de resultados "Ajuste por inflación".

k) Resultados del ejercicio

El Banco determina los resultados del ejercicio de acuerdo con lo requerido por la Norma de Contabilidad N° 3 del Colegio de Auditores de Bolivia, reexpresando en moneda constante el valor de cada una de las líneas del estado de resultados. En la cuenta "Ajuste por inflación" se expone el resultado neto por exposición a la inflación durante el ejercicio.

l) Productos financieros devengados y comisiones ganadas

Los productos financieros ganados son registrados por el sistema de lo devengado, sobre la cartera vigente, excepto los correspondientes a aquellos créditos calificados deficientes (3), dudosos (4), o perdidos (5). Los productos financieros ganados sobre las inversiones temporarias e inversiones permanentes de renta fija son registrados en función del método de lo devengado. Los productos financieros ganados sobre cartera con atraso 30 días, vencida y en ejecución y sobre cartera vigente calificada como deficiente (3), dudosa (4) o perdida (5), no se reconocen hasta el momento de su percepción. Las comisiones ganadas son contabilizadas por el método de lo devengado.

m) Cargos financieros pagados

Los gastos financieros son contabilizados por el método de lo devengado.

n) Impuesto a las Utilidades de las Empresas

El Banco, en lo que respecta al Impuesto a las Utilidades de las Empresas, está sujeto al régimen tributario establecido en la Ley N° 843, modificada con la Ley N° 1606. La tasa de impuesto es del 25%, y es considerado como pago a cuenta del Impuesto a las Transacciones.

NOTA 3 - CAMBIOS EN LAS POLITICAS Y ESTIMACIONES CONTABLES

Tal y como se comenta en la Nota 2, punto 2.1, la Superintendencia de Bancos y Entidades Financieras, ha dispuesto la actualización del Manual de Cuentas para Bancos y Entidades Financieras, mediante Circulares N° SB/305/99 de fecha 9 de diciembre de 1999 aplicable a partir del 1° de enero de 2000, N° SB/315/2000 de 31 de mayo de 2000 aplicable a partir del 1° de julio de 2000, N° SB/360/01 de 31 de octubre de 2001 aplicable a partir de 1° de noviembre de 2001 y N° SB/362/01 de 31 de octubre de 2001 aplicable a partir de 1° de diciembre de 2001, respectivamente, bajo las cuales se han preparado los presentes estados financieros.

Al 31 de diciembre de 2001 y 2000, la Sociedad cambió la estimación de la previsión para cartera incobrable, en aplicación de las Circulares N° SB/333/00 y N° SB/347/01, de 27 de noviembre de 2000 y 31 de mayo de 2001, respectivamente, emitidas por la Superintendencia de Bancos y Entidades Financieras.

Asimismo, como se menciona en la Nota 2.3, inciso e), al 31 de diciembre de 2001 se han modificado los criterios para el cálculo de previsión por desvalorización de bienes realizables en función al plazo de tenencia de aquellos bienes adquiridos entre el 1° de enero de 1999 y el 31 de diciembre de 2002, el cual ha sido incrementado a 2 años para bienes inmuebles y 3 años para bienes muebles.

NOTA 4 - ACTIVOS SUJETOS A RESTRICCIONES

Al 31 de diciembre de 2001 y 2000, no existían activos gravados ni de disponibilidad restringida, excepto por los siguientes:

	2001 Bs	2000 (Reexpresado) Bs
Depósitos en el B.C.B. por encaje legal	154.694.977	29.618.652
Títulos valores adquiridos en reporto	27.701.073	-
Cuotas de participación en el Fondo RAL	314.151.833	265.865.542
	496.547.883	295.484.194

Asimismo, a partir del mes de octubre de 2001, el Banco ha participado en el programa del Fondo Especial de Reactivación Económica (FERE), consiguiendo créditos por un monto de US$ 39.320.818, los cuales, en aplicación de la Ley N° 2196 (Ley del Fondo Especial de Reactivación Económica y de Fortalecimiento de Entidades de Intermediación Financiera), se encuentran garantizados por parte de la cartera reprogramada del Banco en una relación de uno a uno. Al 31 de diciembre de 2001, el saldo de la obligación con Nacional Financiera Boliviana S.A.M., entidad encargada de la administración del FERE, asciende a US$ 38.616.418, equivalente a Bs262.977.808.

NOTA 5 - ACTIVOS Y PASIVOS CORRIENTES Y NO CORRIENTES

Al 31 de diciembre de 2001 y 2000 los activos y pasivos, corrientes y no corrientes, se componen como sigue:

	2001 Bs	2000 (Reexpresado) Bs
ACTIVO		
ACTIVO CORRIENTE		
DISPONIBILIDADES	715.366.241	390.212.486
INVERSIONES TEMPORARIAS	609.781.851	474.603.059
CARTERA CORRIENTE	1.326.180.729	1.961.550.014
BIENES REALIZABLES	125.631.778	-
OTRAS CUENTAS POR COBRAR	24.457.005	33.139.258
OTROS ACTIVOS	10.070.423	12.187.235
Total activo corriente	2.811.488.027	2.871.692.052
ACTIVO NO CORRIENTE		
INVERSIONES TEMPORARIAS	78.211.053	40.941.348
CARTERA NO CORRIENTE	1.923.879.700	1.823.718.898
BIENES REALIZABLES	74.208.731	112.090.421
INVERSIONES PERMANENTES	177.827.309	90.373.299
BIENES DE USO	105.874.624	109.043.555
OTROS ACTIVOS	6.609.317	6.783.830
Total activo no corriente	2.366.610.734	2.182.951.351
Total activo	5.178.098.761	5.054.643.403
Traspaso	5.178.098.761	5.054.643.403

NOTA 5 - ACTIVOS Y PASIVOS CORRIENTES Y NO CORRIENTES (Cont.)

	2001 Bs	2000 (Reexpresado) Bs
Traspaso	5.178.098.761	5.054.643.403
PASIVO Y PATRIMONIO		
PASIVO CORRIENTE		
OBLIGACIONES CON EL PUBLICO	2.535.115.274	2.138.495.547
OBLIGACIONES CON INSTITUCIONES FISCALES	1.583.057	711.977
OBLIGACIONES CON BANCOS Y ENTIDADES DE FINANCIAMIENTO	467.397.582	654.306.619
OTRAS CUENTAS POR PAGAR	61.376.181	71.310.889
OBLIGACIONES SUBORDINADAS	2.505.985	3.429.438
Total pasivo corriente	3.067.978.079	2.868.254.470
PASIVO NO CORRIENTE		
OBLIGACIONES CON EL PUBLICO	651.985.946	725.432.296
OBLIGACIONES CON BANCOS Y ENTIDADES DE FINANCIAMIENTO	699.254.625	719.819.977
OTRAS CUENTAS POR PAGAR	11.650.678	17.324.531
PREVISIONES	-	2.622
OBLIGACIONES SUBORDINADAS	160.035.000	160.035.000
Total pasivo no corriente	1.522.926.249	1.622.614.426
Total pasivo	4.590.904.328	4.490.868.896

La clasificación de activos y pasivos por vencimiento al 31 de diciembre de 2001 y 2000, es la siguiente:

Al 31 de diciembre de 2001 (expresado en bolivianos):

RUBROS	A 30 DIAS	A 90 DIAS	A 180 DIAS	A 360 DIAS	A 720 DIAS	A MAS DE 720 DIAS	TOTAL
1 DISPONIBILIDADES	715.366.241	-	-	-	-	-	715.366.241
2 INVERSIONES TEMPORARIAS	382.923.915	77.434.643	51.942.936	93.434.310	75.100.662	3.110.392	683.946.858
3 CARTERA VIGENTE	267.846.179	326.563.007	301.141.500	313.110.533	372.181.768	1.493.554.760	3.074.397.747
4 INVERSIONES PERMANENTES	-	-	-	-	-	178.831.784	178.831.784
ACTIVOS	1.366.136.335	403.997.650	353.084.436	406.544.843	447.282.430	1.675.496.936	4.652.542.630
5 OBLIGACIONES C/PUBLICO A LA VISTA	196.841.521	45.064.210	67.596.314	135.192.629	270.385.257	-	715.079.931
Depósitos en Cuenta Corriente	191.412.734	45.064.210	67.596.314	135.192.629	270.385.257	-	709.651.144
Otros depósitos a la vista	5.428.787	-	-	-	-	-	5.428.787
6 CAJA DE AHORROS	462.878.126	17.091.023	25.636.534	51.273.069	102.546.137	-	659.424.889
7 DEPOSITOS A PLAZO FIJO	326.071.006	520.116.943	318.161.445	255.323.044	129.548.871	149.505.681	1.698.726.990
8 OBLIGACION CON EL PUBLICO RESTRINGIDAS	39.457.527	-	-	-	-	-	39.457.527
9 OBLIGACION CON INSTITUCIONES FISCALES	1.583.057	-	-	-	-	-	1.583.057
10 FINANCIAMIENTOS BCB	1.334.277	3.650.894	5.617.875	8.328.361	9.628.413	8.348.624	36.908.444
11 FINANCIAMIENTOS FONDESIF	-	-	-	-	-	-	-
12 FINANCIAM.ENT.FIN.DE SEGUNDO PISO	911.389	1.824.078	2.960.378	5.755.186	13.884.415	346.812.651	372.148.097
13 FINANCIAM.OTRAS ENT.FIN.DEL PAIS	47.841.781	20.996.128	-	-	22.473.000	52.437.000	143.747.909
14 FINANCIAMIENTOS INTERNOS	116.335	-	154.669	-	-	-	271.004
15 FINANCIAMIENTOS EXTERNOS	179.964.066	46.455.834	30.373.285	35.449.185	51.908.621	193.761.902	537.912.893
16 OBLIGACIONES SUBORDINADAS Y BONOS	1.966.388	-	539.597	-	-	160.035.000	162.540.985
PASIVOS	1.258.965.473	655.199.110	451.040.097	491.321.474	600.374.714	910.900.858	4.367.801.726
17 CUENTAS CONTINGENTES	120.401.201	163.332.500	58.935.737	147.878.527	108.943.915	58.452.959	657.944.839
ACTIVOS/PASIVOS	1,09	0,62	0,78	0,83	0,75	1,84	1,07

El Banco ha revisado las políticas de calce estableciéndose nuevos parámetros de medición para elaborar con ellos nuevas estrategias de manejo de activos y pasivos.

En este sentido en la gestión 2000 se cambió el criterio de la distribución de los depósitos a la vista y ahorros que hasta diciembre de 1999 se mantenían registrados a un plazo de 30 días. El nuevo criterio considera que existe una base histórica promedio mínima y un monto variable. El monto variable se presenta como fondos a 30 días, y la base histórica se distribuye en partes iguales hasta los veinticuatro meses.

Al 31 de diciembre de 2000 (Reexpresado en bolivianos a moneda de cierre)

RUBROS	A 30 DIAS	A 90 DIAS	A 180 DIAS	A 360 DIAS	A 720 DIAS	A MAS DE 720 DIAS	TOTAL
1 DISPONIBILIDADES	390.212.486	-	-	-	-	-	390.212.486
2 INVERSIONES TEMPORARIAS	329.868.877	62.399.602	16.320.713	60.739.610	40.941.347	-	510.270.149
3 CARTERA VIGENTE	377.338.876	470.423.424	518.092.317	452.499.842	530.997.406	1.292.721.492	3.642.073.357
4 INVERSIONES PERMANENTES	-	-	-	-	-	91.377.774	91.377.774
ACTIVOS	1.097.420.239	532.823.026	534.413.030	513.239.452	571.938.753	1.384.099.266	4.633.933.766
5 OBLIGACIONES C/PUBLICO A LA VISTA	136.478.787	33.197.994	49.796.991	99.593.983	199.187.967	-	518.255.722
Depósitos en Cuenta Corriente	132.497.792	33.197.994	49.796.991	99.593.983	199.187.967	-	514.274.727
Otros depósitos a la vista	3.980.995	-	-	-	-	-	3.980.995
6 CAJA DE AHORROS	272.024.004	28.010.665	42.015.998	84.031.995	168.063.991	-	594.146.653
7 DEPOSITOS A PLAZO FIJO	161.258.625	298.615.215	352.795.453	514.288.454	217.274.585	140.880.678	1.685.113.010
8 OBLIGACION CON EL PUBLICO RESTRINGIDAS	1.901.962	838.510	227.225	297.482	17.766	7.310	3.290.255
9 OBLIGACION CON INSTITUCIONES FISCALES	711.977	-	-	-	-	-	711.977
10 FINANCIAMIENTOS BCB	1.980.204	3.987.860	6.449.323	12.441.711	21.437.262	18.991.700	65.288.060
11 FINANCIAMIENTOS FONDESIF	-	-	-	-	-	-	-
12 FINANCIAM.ENT.FIN.DE SEGUNDO PISO	633.355	2.344.382	4.636.141	6.736.256	19.380.646	72.395.824	106.126.604
13 FINANCIAM.OTRAS ENT.FIN.DEL PAIS	947.134	12.431.540	3.936.873	39.455.131	13.620.000	63.333.000	133.723.678
14 FINANCIAMIENTOS INTERNOS	-	-	154.641	387.312	192.941	116.362	851.256
15 FINANCIAMIENTOS EXTERNOS	122.659.335	177.937.006	50.767.784	136.953.725	133.381.900	376.970.342	998.670.092
16 OBLIGACIONES SUBORDINADAS Y BONOS	2.547.543	881.895	-	-	-	160.035.000	163.464.438
PASIVOS	701.142.926	558.245.067	510.780.429	894.186.049	772.557.058	832.730.216	4.269.641.745
17 CUENTAS CONTINGENTES	164.389.065	180.176.357	103.054.890	201.415.132	60.733.644	105.845.641	815.614.729
ACTIVOS/PASIVOS	1,57	0,95	1,05	0,57	0,74	1,66	1,09

NOTA 6 - OPERACIONES CON PARTES RELACIONADAS

Al 31 de diciembre de 2001 y 2000, el Banco mantiene saldos de operaciones activas y pasivas con sociedades relacionadas, las que originan ingresos y egresos reconocidos en cada ejercicio. Sin embargo, estos no exceden los límites establecidos en la Ley de Bancos y Entidades Financieras, las regulaciones de la Superintendencia de Bancos y Entidades Financieras y la Ley del Banco Central de Bolivia. Los activos con partes vinculadas fueron contratados antes de la emisión de la ley del Banco Central. El detalle de los mismos al 31 de diciembre de 2001 y 2000, es el siguiente:

AL 31 DE DICIEMBRE DE 2001

(EXPRESADO EN BOLIVIANOS)

	ACTIVO				PASIVO		DIFERENCIA NETA
NOMBRE O RAZON SOCIAL DEL DEUDOR	Monto adeudado por cartera directa (1)	Monto adeudado por cartera contingente (2)	Monto total adeudado (3)	Garantía valor	Saldo consolidado	Total cuenta	Diferencia activo/ pasivo
GRUPOS ECONOMICOS VINCULADOS							
1.GRUPO ECONOMICO:Sr.LEON PRADO							
CONSORCIO FEDERICI IMPRESIT - ICE	-	-	-	-	242.681	2	(242.681)
ICE INGENIEROS S.A.	-	-	-	-	1.264.587	3	(1.264.587)
LEON PRADO JULIO	-	-	-	-	183.352	2	(183.352)
SUBTOTAL	-	-	-	-	1.690.620	7	(1.690.620)
2.GRUPO ECONOMICO:IMEX-COMILA							
COMPAÑIA IMPORTADORA EXPORTADORA LATINA S.R.L.	-	-	-	-	-	-	-
COMPAÑIA MINERA LATINA S.R.L	-	10.215.000	10.215.000	5.715.415	-	-	10.215.000
BAYA CLAVIJO GUIDO OSWALDO	-	-	-	-	68.553	3	(68.553)
SUBTOTAL	-	10.215.000	10.215.000	5.715.415	68.553	3	10.146.447
3.GRUPO ECONOMICO:DESA-MONTROSE							
MONTROSE COMERCIAL INC.	-	2.043.000	2.043.000	25.435.908	23.695	1	2.019.305
DESARROLLOS AGRICOLAS S.A. (DESA)	-	-	-	-	2.181.430	2	(2.181.430)
SUBTOTAL	-	2.043.000	2.043.000	25.435.908	2.205.125	3	(162.125)
OTRAS VINCULACIONES AL BISA							
4.- GENERAL INDUSTRIAL TRADING S.A.	-	-	-	-	1.122.258	6	(1.122.258)
5.- INVERSIONES AMERICA (IVR)	-	-	-	-	640.836	1	(640.836)
6.- ALVERNIA MANAGEMENT	-	8.172.000	8.172.000	4.969.638	-	-	8.172.000
7.- BISA SEGUROS Y REASEGUROS S.A.	-	-	-	-	6.018.537	29	(6.018.537)
8.- ALMACENES INTERNACIONALES S.A.	-	-	-	-	3.046.151	4	(3.046.151)
9.- BISA LEASING S.A.	-	-	-	-	3.648.565	4	(3.648.565)
10.- BISA AGENCIA DE BOLSA	-	-	-	-	3.816.974	5	(3.816.974)
11.- BISA PREMIER	-	-	-	-	205.705	2	(205.705)
12.- GRUPO CONSULTOR ASESORIA EMPRESARIAL	-	-	-	-	5.382.667	8	(5.382.667)
13.- BISA AGENTE DE BOLSA CAPITAL S.A.	-	-	-	-	374.550	1	(374.550)
14.- LA VITALICIA SEGUROS Y REASEGUROS	-	-	-	-	1.316.000	2	(1.316.000)
15.- UNICRUZ COMPAÑÍA DE SEGUROS DE VIDA	-	-	-	-	161.664	2	(161.664)
16.- BISA SAFI	-	-	-	-	16.279.266	16	(16.279.266)
17.- BISA SAFI S.A. BISA CAPITAL FIA	-	-	-	-	22.286.888	28	(22.286.888)
18.- BISA SOCIEDAD DE TITULARIZACION	-	-	-	-	457	2	(457)
SUBTOTAL	-	8.172.000	8.172.000	4.969.638	64.300.518	110	(56.128.518)
TOTAL GRUPOS VINCULADOS	-	20.430.000	20.430.000	36.120.961	68.264.816	123	(47.834.816)

AL 31 DE DICIEMBRE DE 2000

(EXPRESADO EN BOLIVIANOS)

	ACTIVO				PASIVO		DIFERENCIA NETA
NOMBRE O RAZON SOCIAL DEL DEUDOR	**Monto adeudado por cartera directa (1)**	**Monto adeudado por cartera contingente (2)**	**Monto total adeudado (3)**	**Garantía valor**	**Saldo consolidado**	**Total cuenta**	**Diferencia activo/ pasivo**
GRUPOS ECONOMICOS VINCULADOS							
1.GRUPO ECONOMICO:Sr.LEON PRADO							
CONSORCIO FEDERICI IMPRESIT - ICE	-	-	-	-	316.966	2	(316.966)
ICE INGENIEROS S.A.	-	-	-	-	2.196.714	3	(2.196.714)
LEON PRADO JULIO	-	-	-	-	117.263	2	(117.263)
SUBTOTAL	-	-	-	-	2.630.943	7	(2.630.943)
2.GRUPO ECONOMICO:IMEX-COMILA							
COMPAÑIA IMPORTADORA EXPORTADORA LATINA S.R.L.	-	-	-	-	-	-	-
COMPAÑIA MINERA LATINA S.R.L	-	10.215.000	10.215.000	5.715.415	-	-	10.215.000
BAYA CLAVIJO GUIDO OSWALDO	-	-	-	-	53.764	3	(53.764)
SUBTOTAL	-	10.215.000	10.215.000	5.715.415	53.764	3	10.161.236
3.GRUPO ECONOMICO:DESA-MONTROSE							
MONTROSE COMERCIAL INC.	-	8.853.000	8.853.000	25.435.908	51.316	1	8.801.684
DESARROLLOS AGRICOLAS S.A. (DESA)	1.374.024	-	1.374.024	31.462.200	263.190	3	1.110.834
SUBTOTAL	1.374.024	8.853.000	10.227.024	56.898.108	314.506	4	9.912.518
OTRAS VINCULACIONES AL BISA							
4.- GENERAL INDUSTRIAL TRADING S.A.	-	-	-	-	475.038	7	(475.038)
5.- INVERSIONES AMERICA (IVR)	-	-	-	-	1.903.476	1	(1.903.476)
6.- ALVERNIA MANAGEMENT	-	8.172.000	8.172.000	4.969.638	467.669	1	7.704.331
7.- BISA SEGUROS Y REASEGUROS S.A.	-	-	-	-	10.599.770	27	(10.599.770)
8.- ALMACENES INTERNACIONALES S.A.	-	-	-	-	4.020.058	5	(4.020.058)
9.- BISA LEASING S.A.	235.418	-	235.418	11.524.863	1.673.101	3	(1.437.683)
10.- BISA AGENCIA DE BOLSA	-	-	-	-	21.618.514	33	(21.618.514)
11.- BISA PREMIER	-	-	-	-	6.017.896	10	(6.017.896)
12.- GRUPO CONSULTOR ASESORIA EMPRESARIAL	-	-	-	-	-	1	-
13.- BISA AGENTE DE BOLSA CAPITAL S.A.	-	-	-	-	-	-	-
14.- LA VITALICIA SEGUROS Y REASEGUROS	-	-	-	-	432.523	7	(432.523)
15.- UNICRUZ COMPAÑÍA DE SEGUROS DE VIDA	-	-	-	-	374.550	1	(374.550)
16.- BISA SAFI	-	-	-	-	18.111.944	2	(18.111.944)
SUBTOTAL	235.418	8.172.000	8.407.418	16.494.501	65.694.539	98	(57.287.121)
TOTAL GRUPOS VINCULADOS	1.609.442	27.240.000	28.849.442	79.108.024	68.693.752	112	(39.844.310)

AL 31 DE DICIEMBRE DE 2001

(EXPRESADO EN BOLIVIANOS)

Detalle de ingresos y egresos reconocidos y generados por operaciones durante la gestión 2001

NOMBRE O RAZON SOCIAL DEL DEUDOR	INGRESOS	EGRESOS	DIFERENCIA NETA
GRUPOS ECONOMICOS VINCULADOS			
1.- GRUPO ECONOMICO: Sr. LEON PRADO			
CONSORCIO FEDERICI IMPRESIT - ICE	-	1.254	(1.254)
ICE INGENIEROS S.A.	240	4.901	(4.661)
LEON PRADO JULIO	-	2.821	(2.821)
SUBTOTAL	240	8.975	(8.736)
2.- GRUPO ECONOMICO: IMEX-COMILA			
COMPAÑIA IMPORTADORA EXPORTADORA LATINA S.R.L.	-	-	-
COMPAÑIA MINERA LATINA S.R.L	28.710	-	28.710
BAYA CLAVIJO GUIDO OSWALDO	-	.761	(761)
SUBTOTAL	28.710	.761	27.949
3.- GRUPO ECONOMICO: DESA-MONTROSE			
MONTROSE COMERCIAL INC.	24.917	2.580	22.337
DESARROLLOS AGRICOLAS S.A. (DESA)	38.255	8.671	29.584
SUBTOTAL	63.172	11.251	51.921
4.- OTRAS VINCULACIONES AL BISA			
GENERAL INDUSTRIAL TRADING S.A.	49	7.094	(7.045)
INVERSIONES AMERICA (IVR)	-	27.885	(27.885)
ALVERNIA MANAGEMENT	23.020	2.351	20.669
BISA SEGUROS Y REASEGUROS S.A.	2.915	251.299	(248.384)
ALMACENES INTERNACIONALES S.A.	-	1.296	(1.296)
BISA LEASING S.A.	-	29.576	(29.576)
BISA AGENCIA DE BOLSA	175.666	382.690	(207.024)
BISA PREMIER	-	100.348	(100.348)
BISA SAFI	213.536	15.605	197.931
BISA AGENTE DE BOLSA BISA CAPITAL S.A.	-	17.190	(17.190)
LA VITALICIA	-	61.523	(61.523)
UNICRUZ VIDA	-	6.547	(6.547)
BISA TITULARIZADORA	1.748	-	1.748
BISA SAFI S.A. BISA CAPITAL FIA	30	32.420	(32.391)
SUBTOTAL	416.964	935.824	(518.861)
TOTAL GENERAL	509.086	956.811	(447.727)

AL 31 DE DICIEMBRE DE 2000

(EXPRESADO EN BOLIVIANOS)

Detalle de Ingresos y egresos reconocidos y generados por operaciones durante la gestión 2000

NOMBRE O RAZON SOCIAL DEL DEUDOR	**INGRESOS**	**EGRESOS**	**DIFERENCIA NETA**
GRUPOS ECONOMICOS VINCULADOS			
1.- GRUPO ECONOMICO: Sr. LEON PRADO			
CONSORCIO FEDERICI IMPRESIT - ICE	25.092	12.188	12.904
ICE INGENIEROS S.A.	403	17.475	(17.072)
LEON PRADO JULIO	-	-	-
SUBTOTAL	25.495	29.663	(4.168)
2.- GRUPO ECONOMICO: IMEX-COMILA			
COMPAÑIA IMPORTADORA EXPORTADORA LATINA S.R.L.	-	-	-
COMPAÑIA MINERA LATINA S.R.L	-	-	-
BAYA CLAVIJO GUIDO OSWALDO	-	6.946	(6.946)
SUBTOTAL	-	6.946	(6.946)
3.- GRUPO ECONOMICO: DESA-MONTROSE			
MONTROSE COMERCIAL INC.	43.996	1.430	42.566
DESARROLLOS AGRICOLAS S.A. (DESA)	14.817	-	14.817
SUBTOTAL	58.813	1.430	57.383
4.- OTRAS VINCULACIONES AL BISA			
GENERAL INDUSTRIAL TRADING S.A.	34	10.090	(10.056)
INVERSIONES AMERICA (IVR)	-	82.863	(82.863)
ALVERNIA MANAGEMENT	28.982	14.741	14.241
BISA SEGUROS Y REASEGUROS S.A.	1.173	631.986	(630.813)
ALMACENES INTERNACIONALES S.A.	-	160.603	(160.603)
BISA LEASING S.A.	25.388	52.414	(27.026)
BISA AGENCIA DE BOLSA	60	1.836.881	(1.836.821)
BISA PREMIER	-	727.202	(727.202)
BISA SAFI	3.686	337.523	(333.837)
BISA AGENTE DE BOLSA BISA CAPITAL S.A.	-	7.739	(7.739)
LA VITALICIA	-	21.717	(21.717)
UNICRUZ VIDA	-	62.070	(62.070)
BISA TITULARIZADORA	-	35.308	(35.308)
SUBTOTAL	59.323	3.981.137	(3.921.814)
TOTAL GENERAL	143.631	4.019.176	(3.875.545)

NOTA 7 - MONEDA EXTRANJERA

Los estados financieros expresados en bolivianos, incluyen el equivalente de saldos en otras monedas (principalmente dólares estadounidenses), y también incluyen operaciones con mantenimiento de valor, de acuerdo con el siguiente detalle:

Al 31 de diciembre de 2001:

	Total Moneda extranjera Bs	Total CMV Bs	Total Bs
ACTIVO			
Disponibilidades	644.907.203	8.635.824	653.543.027
Inversiones temporarias	572.330.597	58.248.066	630.578.663
Cartera	3.067.318.008	111.236.147	3.178.554.155
Otras cuentas por cobrar	8.037.025	-	8.037.025
Inversiones permanentes	701.167	-	701.167
Otros activos	5.447.080	-	5.447.080
Total activo	4.298.741.080	178.120.037	4.476.861.117
PASIVO			
Obligaciones con el público	2.770.491.019	218.802.737	2.989.293.756
Obligaciones con bancos y entidades de financiamiento	1.132.945.104	30.642.046	1.163.587.150
Otras cuentas por pagar	40.266.172	3.033.974	43.300.146
Obligaciones subordinadas	162.540.985	-	162.540.985
Total pasivo	4.106.243.280	252.478.757	4.358.722.037
Posición neta - activa (pasiva)	192.497.800	(74.358.720)	118.139.080

Al 31 de diciembre de 2000 (Reexpresado):

	Total Moneda extranjera Bs	Total CMV Bs	Total Bs
ACTIVO			
Disponibilidades	317.727.696	1.139.016	318.866.712
Inversiones temporarias	489.645.932	5.020.043	494.665.975
Cartera	3.527.165.654	141.224.309	3.668.389.963
Otras cuentas por cobrar	5.732.598	-	5.732.598
Inversiones permanentes	701.166	-	701.166
Otros activos	7.964.440	-	7.964.440
Total activo	4.348.937.486	147.383.368	4.496.320.854
PASIVO			
Obligaciones con el público	2.668.174.714	50.959.075	2.719.133.789
Obligaciones con bancos y entidades de financiamiento	1.315.060.321	41.048.483	1.356.108.804
Otras cuentas por pagar	43.943.568	3.023.693	46.967.261
Previsiones	2.622	-	2.622
Obligaciones subordinadas	163.464.438	-	163.464.438
Total pasivo	4.190.645.663	95.031.251	4.285.676.914
Posición neta - activa	158.291.823	52.352.117	210.643.940

Los activos y pasivos en moneda extranjera y con mantenimiento de valor han sido convertidos a bolivianos al tipo de cambio oficial vigente al 31 de diciembre de 2001 Bs6,81 por US$ 1 (al 31 de diciembre de 2000 de Bs6,38 por US$ 1), o su equivalente en otras monedas.

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS

Los estados financieros al 31 de diciembre de 2001 y 2000, están compuestos de los siguientes grupos:

a) DISPONIBILIDADES

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Caja	84.255.153	73.638.058
Banco Central de Bolivia	154.694.977	155.925.800
Bancos y corresponsales del país	482.167	510.721
Bancos y corresponsales del exterior	475.933.944	160.137.907
	715.366.241	390.212.486

b) CARTERA

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Cartera vigente		
Adelantos en cuenta corriente	17.320.611	30.987.119
Documentos descontados	23.553.145	32.983.115
Préstamos a plazo fijo	434.341.541	435.010.704
Préstamos amortizables	1.318.586.913	1.938.154.322
Deudores por venta de bienes a plazo	10.579.233	-
Deudores por tarjetas de crédito	33.325.860	42.009.435
Deudores por arrendamiento financiero	37.903.044	61.136.046
Deudores por cartas de crédito diferidas	82.921.889	149.601.565
Bancos corresp. Cartas de crédito difer. Confirmadas	261.504	-
Bancos corresp. Cartas de crédito difer. BCB	24.741.245	50.020.689
Préstamos con recursos BCB	12.165.195	15.267.385
Préstamos con recursos de entid. Finan. 2do piso	107.899.081	103.982.416
Préstamos con recursos otros financiamientos internos	271.004	851.257
Préstamos con recursos de entidades del exterior	235.007.231	643.229.452
Otros préstamos reprogramados	184.986.930	138.839.852
Préstamos reprogramados FERE recursos NAFIBO	262.942.692	-
Préstamos reprogramados FERE recursos propios	287.590.629	-
Total	3.074.397.747	3.642.073.357
Cartera con atraso de 30 días		
Documentos descontados	-	60.859
Préstamos a plazo fijo	2.338.765	439.817
Préstamos amortizables	7.761.742	4.481.287
Deudores por tarjetas de crédito	427.374	441.948
Deudores por arrendamiento financiero	-	1.002.656
Bancos corresp. Cartas de crédito difer. BCB	184.773	80.311
Préstamos con recursos de entid. Finan. 2do piso	-	1.797.419
Deudores por garantías	8.928	54.480
Otros préstamos reprogramados	1.802.877	827.983
Total	12.524.459	9.186.760
Traspaso	3.086.922.206	3.651.260.117

	2001 Bs	2000 (Reexpresado) Bs
Traspaso	3.086.922.206	3.651.260.117
Cartera vencida		
Adelantos en cuenta corriente	84.111	242.148
Documentos descontados	151.997	920.093
Préstamos a plazo fijo	10.351.408	2.510.298
Préstamos amortizables	25.777.643	18.191.153
Deudores por tarjetas de crédito	336.420	941.525
Deudores por arrendamiento financiero	1.091.447	158.759
Deudores por cartas de crédito diferidas	140.760	485.618
Bancos corresp. Cartas de crédito difer. BCB	167.730	140.672
Otros préstamos reprogramados	1.251.824	-
Otros préstamos	18.387	209.408
Total	39.371.727	23.799.674
Cartera en ejecución		
Adelantos en cuenta corriente	6.317.337	2.013.391
Documentos descontados	3.723.168	1.960.039
Préstamos a plazo fijo	39.154.707	23.173.528
Préstamos amortizables	133.254.533	96.865.075
Deudores por venta de bienes a plazo	611.414	-
Deudores por tarjetas de crédito	3.743.635	1.670.026
Deudores por arrendamiento financiero	18.362.101	8.772.839
Deudores por cartas de crédito diferidas	3.977.694	1.897.961
Bancos corresp. Cartas de crédito difer. BCB	17.934	17.934
Préstamos con recursos de entid. Finan. 2do piso	2.451.600	381.360
Préstamos con recursos de entidades del exterior	2.918.463	4.630.800
Deudores por garantías	791.958	720.158
Otros préstamos reprogramados	45.466.021	-
Total	260.790.565	142.103.111
Productos financieros devengados por cobrar		
Cartera vigente	64.919.957	92.219.270
Cartera con atraso	546.560	136.710
Cartera vencida	156.807	146.147
Total	65.623.324	92.502.127
Previsión para cartera incobrable		
Específica para cartera vigente	(33.103.537)	(27.446.310)
Específica para cartera con atraso	(667.325)	(1.580.182)
Específica para cartera vencida	(9.870.479)	(9.090.744)
Específica para cartera en ejecución	(158.982.668)	(86.077.868)
Generica para incob. de cartera por factores de riesgo adic.	-	(58.850)
Genérica para incob. de cartera por otros factores de riesgo	(23.384)	(142.163)
Total	(202.647.393)	(124.396.117)
TOTAL CARTERA	3.250.060.429	3.785.268.912

Clasificación de la cartera por tipo de crédito

Al 31 de diciembre de 2001 (Expresado en bolivianos):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión específica para incobrables
Crédito Comercial	2.835.967.136	9.174.758	33.577.017	240.238.916	411.960.189	189.678.818
Crédito Hipotecario de Vivienda	196.823.128	2.931.213	5.316.757	16.352.035	-	8.869.450
Cartas de Crédito	-	-	-	-	168.637.564	-
Microcrédito no garantizado	-	-	-	-	-	-
Microcrédito debidamente garantizado	1.383.122	-	141.532	554.558	-	592.081
Crédito de Consumo no garantizado	8.306.081	-	-	57.685	-	1.143
Crédito de Consumo debidamente garantizado	31.918.280	418.488	336.421	3.587.371	77.347.086	3.482.517
TOTALES	*3.074.397.747*	*12.524.459*	*39.371.727*	*260.790.565*	*657.944.839*	*202.624.009*

Al 31 de diciembre de 2000 (Reexpresado):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión específica para incobrables
Crédito Comercial	3.373.375.075	6.631.643	20.535.893	135.678.451	468.118.071	117.709.016
Crédito Hipotecario de Vivienda	218.283.899	2.108.250	2.256.580	4.103.959	-	3.956.990
Cartas de Crédito	-	-	-	-	231.859.530	4.225
Microcrédito no garantizado	231.899	-	-	-	-	-
Microcrédito debidamente garantizado	5.392.173	4.919	65.676	602.379	-	511.582
Crédito de Consumo no garantizado	1.608.371	-	-	-	-	-
Crédito de Consumo debidamente garantizado	43.181.940	441.948	941.525	1.718.322	115.637.128	2.013.291
TOTALES	3.642.073.357	9.186.760	23.799.674	142.103.111	815.614.729	124.195.104

Clasificación de la cartera por sector económico

Al 31 de diciembre de 2001 (Expresado en bolivianos):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión específica para incobrables
Agricultura y ganadería	125.225.557	1.536.104	3.182.077	27.328.070	472.941	9.658.749
Caza. silvicultura y pesca	2.300.825	-	-	-	30.622	-
Explotación minas y canteras	87.145.517	23.481	261.413	728.159	28.915.470	5.905.436
Industrias manufactureras	1.070.063.020	573.403	6.298.202	74.169.204	68.327.779	52.795.391
Prod.y distrib.de electricidad.gas y agua	19.934.321	-	-	-	16.492.460	340
Construcción y trabajos relacionados	237.147.056	63.714	151.996	16.875.538	57.107.401	18.693.996
Comercio al por mayor y menor	471.627.769	2.661.019	2.685.845	47.589.644	106.309.315	32.610.779
Hoteles y restaurantes	88.716.207	-	-	40.892	94.708	1.679.584
Transporte. almacenamiento y comunicación	37.687.687	15.057	3.684.742	63.794	71.878.779	594.749
Intermediación financiera	5.210.981	-	22.340	4.256.991	42.713.335	2.166.380
Actividades inmobiliarias de alquiler administ.	83.661.557	2.229.734	8.483.882	4.227.062	22.640.798	18.549.419
Adm.pública defensa seguridad social	60.019.186	-	18.387	2.397.389	3.049.523	1.479.841
Enseñanza	66.005.307	209.781	251.433	1.339.292	15.681.560	3.093.720
Actividades relacionadas con salud y servicios	680.692.689	4.532.157	12.375.537	79.306.326	216.623.299	53.827.534
Otras actividades de servicios	38.960.068	680.009	1.955.873	2.468.204	7.606.849	1.568.091
TOTALES	3.074.397.747	12.524.459	39.371.727	260.790.565	657.944.839	202.624.009

Al 31 de diciembre de 2000 (Reexpresado):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión específica para incobrables
Agricultura	62.077.508	-	3.154	2.680.846	780.102	4.641.509
Ganaderia y actividades de servicios conexas	117.441.079	-	-	9.261.973	247.124	8.179.030
Caza silvicultura y pesca	1.757.705	-	-	-	-	-
Explotación minas y canteras	47.399.113	-	429.635	-	119.562.206	369.647
Industrias manufactureras	1.200.770.287	2.524.583	13.522.685	39.103.128	91.546.469	35.166.617
Prod.y distrib.de electricidad.gas y agua	27.439.993	-	118.409	-	23.005.561	-
Construcción y trabajos relacionados	472.833.072	2.434.656	3.364.833	19.947.186	52.745.644	18.657.822
Comercio al por mayor y menor	587.589.689	522.754	1.478.688	33.837.008	132.856.122	24.485.592
Hoteles y restaurantes	41.224.993	-	-	201.555	178.847	142.439
Transporte. almacenamiento y comunicación	61.474.505	113.427	-	2.378.498	93.918.370	2.354.719
Intermediación financiera	9.255.222	473.705	-	2.586.499	56.370.284	1.451.039
Actividades inmobiliarias de alquiler administ.	25.135.491	-	-	-	1.006.185	69.915
Informática. investigación y desarrollo	2.584.456	-	-	574.594	3.023.525	141.383
Servicios profesionales	18.468.087	827.982	-	1.889.654	7.293.449	1.114.474
Adm.pública defensa seguridad social	73.538.274	-	146.562	-	11.189.184	6.409
Enseñanza	184.356.177	161.549	997.308	3.336.101	24.503.921	7.520.660
Actividades relacionadas con salud y servicios	21.938.260	-	-	686.038	290.786	460.545
Otras actividades de servicios	686.789.446	2.128.104	3.738.400	25.620.031	197.096.950	19.433.304
TOTALES	3.642.073.357	9.186.760	23.799.674	142.103.111	815.614.729	124.195.104

Clasificación de la cartera por tipo de garantía

Al 31 de diciembre de 2001 (Expresado en bolivianos):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión específica para incobrables
GARANTIA HIPOTECARIA	1.806.466.544	11.059.558	27.855.269	133.496.463	83.355.544	90.047.562
GARAN.EN TITULOS VALORES	150.990.115	-	4.767.000	4.062.332	6.210.456	8.377.909
GARANTIA PRENDARIA	742.937.526	553.662	1.257.309	75.257.071	92.755.492	58.810.736
OTRAS GARANTIAS PRENDARIAS	4.000.409	-	-	-	-	101.571
GARAN.BONOS DE PRENDA	58.611.999	-	-	3.320.699	1.581.783	2.119.075
DEPOSITOS A PLAZO FIJO	2.118.926	-	-	-	4.771.715	-
CARTAS DE CREDITO STAND BY	104.705	-	-	-	74.962.079	-
OTRAS GARANTIAS	268.243	-	-	-	8.834.791	-
DEPOSITOS A PLAZO PIGNORADOS	39.415.589	12.495	-	-	82.805.090	6.010
OTROS DEPOSITOS EN LA ENTIDAD FINANCIERA	7.785.248	-	-	-	26.112.640	-
NATURALES	146.700.533	585.246	2.729.516	33.176.123	91.874.051	30.704.054
JURIDICAS	14.165.003	-	-	263.921	2.130.576	503.176
SOLA FIRMA	100.832.907	313.498	2.762.633	11.213.956	182.550.622	11.953.916
TOTALES	3.074.397.747	12.524.459	39.371.727	260.790.565	657.944.839	202.624.009

Al 31 de diciembre de 2000 (Reexpresado):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión específica para incobrables
GARAN.HIP.INMUEBLES URBANOS	1.074.391.629	4.168.053	2.898.737	21.308.130	5.078.662	18.729.900
GARAN.HIP.INMUEBLES RURALES	130.409.803	1.008.227	-	12.896.791	209.539	14.167.715
GARAN.HIP.VEHICULOS	17.276.833	156.752	455.154	341.630	498.835	259.946
GARAN.EN TITULOS VALORES	102.367.238	-	-	6.786.831	340.500	1.558.105
MAQUINARIA	177.133.774	422.220	1.963.437	31.089.884	10.599.317	23.698.496
BIENES MUEBLES Y ENSERES	22.932.339	-	-	-	35.752.500	-
MERCADERIAS EN ALMACEN	80.553.022	-	-	11.265.032	9.981.548	10.117.722
OTRAS GARANTIAS PRENDARIAS	5.913.662	-	-	-	45.303.498	-
GARAN.BONOS DE PRENDA	17.003.651	-	10.769.945	1.997.023	-	7.698.118
GARAN.DEPTOS.EN LA ENT.FINANC.	58.376.018	2.958	7.468	-	66.164.271	149.857
DEPOSITOS A PLAZO FIJO	4.150	-	-	-	1.014.127	2.452
CARTAS DE CREDITO STAND BY	-	-	-	-	81.635.272	-
OTRAS GARANTIAS DE ENT.FINAN.	770.666	-	-	-	46.180.214	-
OTRAS GARANTIAS	21.111.000	-	-	-	-	909.516
NATURALES	361.890.494	1.993.474	3.374.842	23.858.677	107.084.883	23.539.419
JURIDICAS	3.372.308	-	172.156	4.543.703	121.940	1.922.399
SOLA FIRMA	1.568.566.770	1.435.076	4.157.935	28.015.410	405.649.623	21.441.459
TOTALES	3.642.073.357	9.186.760	23.799.674	142.103.111	815.614.729	124.195.104

Clasificación de la cartera según la calificación de créditos, en montos y porcentajes

Al 31 de diciembre de 2001 (Expresado en bolivianos):

Calificación	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Importe total	%	Previsión específica para incobrables	%
1.Normales	2.421.782.109	5.323.390	-	-	653.015.465	3.080.120.964	76.15%	326.189	0%
2.Problemas Potenciales	354.049.565	4.976.035	10.850.322	-	2.026.338	371.902.260	9.19%	4.362.645	2%
3.Deficientes	237.554.577	1.580.146	19.425.604	25.661.524	1.987.996	286.209.847	7.08%	27.933.466	14%
4.Dudosos	30.294.428	644.888	1.637.752	98.265.180	307.829	131.150.077	3.24%	38.358.941	19%
5.Perdidos	30.717.068	-	7.458.049	136.863.861	607.211	175.646.189	4.34%	131.642.768	65%
TOTALES	3.074.397.747	12.524.459	39.371.727	260.790.565	657.944.839	4.045.029.337	100.0%	202.624.009	100%

Al 31 de diciembre de 2000 (Reexpresado):

Calificación	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Importe total	%	Previsión específica para incobrables	%
1.Normales	2.996.018.449	4.084.449	257.291	-	793.499.908	3.793.860.097	82%	789.665	1%
2.Problemas Potenciales	421.978.866	1.935.977	4.598.643	-	7.869.999	436.383.485	9%	9.044.415	7%
3.Deficientes	201.176.577	3.111.854	18.274.233	59.857.338	1.839.012	284.259.014	6%	52.421.099	42%
4.Dudosos	22.735.209	54.480	455.042	47.499.768	12.193.314	82.937.813	2%	27.082.415	22%
5.Perdidos	164.256	-	214.465	34.746.005	212.496	35.337.222	1%	34.857.510	28%
TOTALES	3.642.073.357	9.186.760	23.799.674	142.103.111	815.614.729	4.632.777.631	100%	124.195.104	100%

Concentración crediticia por número de clientes, en montos y porcentajes

Al 31 de diciembre de 2001 (Expresado en bolivianos):

Calificación	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Importe total	%	Previsión específica para incobrables	%
1 a 10 mayores	300.830.881	-	-	-	27.240.000	328.070.881	8%	7.240.096	4%
11 a 50 mayores	480.284.826	-	-	41.889.952	112.739.005	634.913.783	16%	27.672.668	14%
51 a 100 mayores	369.879.523	-	7.057.313	39.783.870	18.387.000	435.107.706	11%	45.673.521	22%
otros	1.923.402.517	12.524.459	32.314.414	179.116.743	499.578.834	2.646.936.967	65%	122.037.724	60%
TOTALES	3.074.397.747	12.524.459	39.371.727	260.790.565	657.944.839	4.045.029.337	100%	202.624.009	100%

Al 31 de diciembre de 2000 (Reexpresado):

Calificación	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Importe total	%	Previsión específica para incobrables	%
1 a 10 mayores	621.730.472	-	-	-	78.545.651	700.276.123	15%	-	0%
11 a 50 mayores	975.476.155	-	-	-	288.814.601	1.264.290.756	27%	6.687.947	5%
51 a 100 mayores	645.228.050	-	12.710.109	32.630.427	79.001.912	769.570.498	17%	37.283.970	30%
otros	1.399.638.680	9.186.760	11.089.565	109.472.684	369.252.565	1.898.640.254	41%	80.223.187	65%
TOTALES	3.642.073.357	9.186.760	23.799.674	142.103.111	815.614.729	4.632.777.631	100%	124.195.104	100%

Evolución de la cartera de las tres últimas gestiones al 31 de diciembre de 2001

SITUACION DE LA CARTERA	SALDOS AL 31/12/01	SALDOS AL 31/12/00 (Reexpresado)	SALDOS AL 31/12/99 (Reexpresado)
VIGENTE	3.074.397.747	3.642.073.357	3.821.441.655
ATRASO HASTA 30 DIAS	12.524.459	9.186.760	-
VENCIDA	39.371.727	23.799.674	22.590.712
EJECUCION	260.790.565	142.103.111	90.842.932
CARTERA DIRECTA	3.387.084.498	3.817.162.902	3.934.875.299
CARTERA CONTINGENTE	657.944.839	815.614.729	1.235.164.863
TOTAL CARTERA	**4.045.029.337**	**4.632.777.631**	**5.170.040.162**
PREVISION ESPECIFICA	202.624.009	124.195.104	79.800.838
PREVISION GENERICA	23.384	201.013	16.841.494
PREVISION PARA ACTIVOS CONTINGENTES	-	2.622	-
TOTAL PREVISIONES	**202.647.393**	**124.398.739**	**96.642.332**
RECUPERACION DE ACTIVOS FINANCIEROS -CAPITAL	729.380	2.521.230	615.926
RECUPERACION DE ACTIVOS FINANCIEROS - INTERESES	-	2.925.593	1.186.390
CARGOS POR PREVISION ESPECIFICA PARA INCOBRABILIDAD	101.373.153	66.875.648	33.655.335
CARGOS POR PREVISION GENERICA PARA INCOBRABILIDAD	395.653	2.588.882	-
PRODUCTOS POR CARTERA (INGRESOS FINANCIEROS)	450.091.674	508.074.035	435.268.433
PRODUCTOS EN SUSPENSO	73.164.101	39.645.754	26.491.752
LINEAS DE CREDITO OTORGADAS Y UTILIZADAS	101.433.852	132.789.782	150.200.827
LINEAS DE CREDITO OTORGADAS Y NO UTILIZADAS	1.484.375.933	1.080.377.594	1.100.603.337
TOTAL DE LINEAS DE CREDITO OTORGADAS	**1.585.809.785**	**1.213.167.376**	**1.250.804.164**
CASTIGOS	85.259.313	77.822.807	60.869.766

c) INVERSIONES TEMPORARIAS Y PERMANENTES

INVERSIONES TEMPORARIAS

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Inversiones en el Banco Central de Bolivia (CDD's)	1.057.175	1.936.567
Inversiones en entidades financieras del país	23.835.000	15.280.642
Inversiones en entidades financieras del exterior	139.645.179	34.050.000
Inversiones en entidades públicas no financieras del país	174.758.522	191.310.733
Inversiones de disponibilidad restringida	341.852.906	265.865.542
Otros títulos valores	2.798.076	1.826.665
Productos financieros devengados por cobrar	4.046.046	5.274.258
	687.992.904	515.544.407

INVERSIONES PERMANENTES

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Participación en entidades de servicio	41.644.252	37.011.658
Participación en entidades de seguros	133.999.153	51.177.737
Participación en instituciones financieras internacionales	1.467.292	1.467.292
Otras inversiones	1.721.087	1.721.087
Previsión por desvalorización de la participación en otras sociedades	(1.004.475)	(1.004.475)
	177.827.309	90.373.299

En el año 2001, el Banco efectuó una inversión adicional por Bs73.440.000, equivalentes a US$ 10.800.000, en La Vitalicia Seguros y Reaseguros de Vida S.A. en cumplimiento a compromisos contraídos para cumplir con los requerimientos de capital que cubran la transferencia del seguro previsional, administrado anteriormente por las AFPs. La participación de La Vitalicia Seguros y Reaseguros de Vida S.A. en el seguro previsional alcanza al 75% de la masa aportante. Asimismo, se efectuó un aporte por Bs2.034.000 para efectos de cubrir el capital de trabajo de esa entidad, el mismo que no ha sido registrado por La Vitalicia Seguros y Reaseguros de Vida S.A. como capital pagado sino como aporte para futuros aumentos de capital.

En el año 2000, la única inversión estratégica realizada fue la adquisición de Unicruz Seguros de Vida S.A. inversión que fue consolidada con la inversión en La Vitalicia Seguros y Reaseguros de Vida S.A. como consecuencia de la fusión de ambas empresas.

Además, en la gestión 2000, se crearon dos nuevas empresas pertenecientes al Grupo Financiero **BISA**, **BISA** Sociedad Administradora de Fondos de Inversión S.A. y **BISA** Sociedad de Titularización S.A. La participación accionaria del Banco, en esta última, es del 60%.

La estructura de inversiones tendió a favorecer las inversiones en títulos soberanos (Banco Central de Bolivia - BCB y Tesoro General de la Nación - TGN), en los que el Banco ha podido hacer compras y entrar a subasta con mejor rendimiento que invirtiendo en el exterior. Las inversiones en entidades financieras del exterior se han usado como una reserva de liquidez inmediata, motivo por el cual se han mantenido plazos muy cortos para estas colocaciones. Por otro lado, el Banco mantiene captados depósitos extraordinarios en tamaño, los que obligan a mantener las inversiones temporarias en condiciones muy líquidas.

PARTICIPACION EN ENTIDADES FINANCIERAS Y AFINES

Al 31 de diciembre de 2001 y 2000, el Banco tenía participación mayoritaria e influencia significativa en las siguientes instituciones:

BISA SEGUROS Y REASEGUROS S.A.

	2001	2001 Bs	2000	2000 (Reexpresado) Bs
Porcentaje de Participación	75.81%		75.80%	
Cantidad de Acciones Ordinarias (*)	309.730		271.803	
Porcentaje de Votos	75.81%		75.80%	
Utilidades Acumuladas		6.509.920		452.233
Utilidad de la Gestión		8.798.708		8.181.548
Total Activo		162.197.431		125.236.907
Total Pasivo		98.963.011		70.742.221
Total Patrimonio		63.234.420		54.494.686
Dividendos Recibidos por la Gestión		-		8.292.225
V.P.P. al 30 de noviembre por acción		154.80		152.95
Ganancia Básica y Diluida por Acción en la Gestión		21.54		22.82
Utilidad no distribuida a favor de la Entidad		11.607.216		6.544.406
Importe de Rendimientos Ganados durante la Gestión		8.411.248		5.951.066

(*) Al 31 de diciembre de 2000 incluye 66.958 acciones pendientes de emisión.

ALMACENES INTERNACIONALES S.A. - RAISA

	2001	2001 Bs	2000	2000 (Reexpresado) Bs
Porcentaje de Participación	52.59%		52.59%	
Cantidad de Acciones Ordinarias	2.629		2.303	
Porcentaje de Votos	52.59%		52.59%	
Utilidades Acumuladas		512.840		721.379
Utilidad de la Gestión		1.474.665		52.959
Total Activo		11.317.330		8.990.448
Total Pasivo		2.939.218		1.949.903
Total Patrimonio		8.378.112		7.040.545
Dividendos Recibidos por la Gestión		269.715		283.611
V.P.P. al 30 de noviembre por acción		1.675.62		1.607.43
Ganancia Básica y Diluida por Acción en la Gestión		295.01		12.09
Utilidad no distribuida a favor de la Entidad		1.045.288		407.248
Importe de Rendimientos Ganados durante la Gestión		963.834		149.218

BISA AGENTE DE BOLSA S.A.

	2001	2001 Bs	2000	2000 (Reexpresado) Bs
Porcentaje de Participación	82.60%		82.60%	
Cantidad de Acciones Ordinarias	21.868		21.868	
Porcentaje de Votos	82.60%		82.60%	
Utilidades Acumuladas		-		-
Utilidad de la Gestión		7.898.234		2.460.615
Total Activo		82.659.927		60.519.334
Total Pasivo		69.564.134		53.038.467
Total Patrimonio		13.095.793		7.480.867
Dividendos Recibidos por la Gestión		1.911.973		1.562.707
V.P.P. al 30 de noviembre por acción		494.66		282.59
Ganancia Básica y Diluida por Acción en la Gestión		298.37		92.95
Utilidad no distribuida a favor de la Entidad		6.524.731		2.032.468
Importe de Rendimientos Ganados durante la Gestión		6.623.914		1.975.792

BISA LEASING S.A.

	2001	2001 Bs	2000	2000 (Reexpresado) Bs
Porcentaje de Participación	80.94%		80.94%	
Cantidad de Acciones Ordinarias	13.760		13.760	
Porcentaje de Votos	80.94%		80.94%	
Utilidades Acumuladas		1.767.704		-
Utilidad de la Gestión		1.965.470		2.096.494
Total Activo		109.386.398		138.448.201
Total Pasivo		82.734.082		113.902.979
Total Patrimonio		26.652.316		24.545.222
Dividendos Recibidos por la Gestión		-		2.759.831
V.P.P. al 30 de noviembre por acción		1.567.78		1.443.84
Ganancia Básica y Diluida por Acción en la Gestión		115.62		123.32
Utilidad no distribuida a favor de la Entidad		3.021.675		1.696.901
Importe de Rendimientos Ganados durante la Gestión		1.580.105		1.789.463

LA VITALICIA SEGUROS Y REASEGUROS DE VIDA S.A.

	2001	2001 Bs	2000	2000 (Reexpresado) Bs
Porcentaje de Participación	94.07%		69.94%	
Cantidad de Acciones Ordinarias	860.614		126.214	
Porcentaje de Votos	94.07%		69.94%	
Pérdidas acumuladas		(4.137.245)		(2.890.176)
Pérdida de la Gestión		(2.024.091)		(1.559.199)
Total Activo		944.707.427		37.769.628
Total Pasivo		853.233.517		20.884.659
Total Patrimonio		91.473.910		16.884.969
Dividendos Recibidos por la Gestión		-		-
V.P.P. al 30 de noviembre por acción		99.99		94.17
Pérdida Básica y Diluida por Acción en la Gestión		(2.21)		(8.65)
Pérdida acumulada al 31 de diciembre		(5.795.969)		(3.111.892)
Importe de Pérdidas durante la Gestión		(1.761.691)		(1.966.489)

BISA SOCIEDAD DE TITULARIZACION S.A.

	2001	2001 Bs	2000	2000 (Reexpresado) Bs
Porcentaje de Participación	60.00%		60.00%	
Cantidad de Acciones Ordinarias	1.020		1.020	
Porcentaje de Votos	60.00%		60.00%	
Utilidades acumuladas		-		-
Utilidad de la Gestión		142.342		4.703
Total Activo		2.040.385		1.942.895
Total Pasivo		2.703		55.309
Total Patrimonio		2.037.682		1.887.586
Dividendos Recibidos por la Gestión		-		-
V.P.P. al 30 de noviembre por acción		1.198.64		1.110.34
Ganancia Básica y Diluida por Acción en la Gestión		83.73		2.76
Utilidad no distribuida a favor de la Entidad		85.405		2.822
Importe de Rendimientos Ganados durante la Gestión		100.535		-

d) OTRAS CUENTAS POR COBRAR

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Anticipo para pago del impuesto a las transacciones	8.947.357	19.295.911
Pagos anticipados	5.419.276	6.528.601
Alquileres pagados	261.957	110.776
Otras partidas pendientes de cobro (*)	11.321.820	8.197.131
Comisiones por cobrar	275.940	166.437
Gastos por recuperar	597.024	570.483
Importes entregados en garantía	.143	170.250
Reclamos al seguro	110.958	-
Previsión para otras cuentas por cobrar	(2.477.470)	(1.900.331)
	24.457.005	33.139.258

(*) Corresponde principalmente a cuentas por cobrar por operaciones de tarjetas de crédito, retiros cajeros ATM, cuentas a cobrar servicios a clientes, etc.

e) BIENES REALIZABLES

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Bienes muebles adjudicados		
Dentro del plazo de tenencia	19.247.736	12.092.631
Excedidos del plazo de tenencia	31.492.105	38.535.406
	50.739.841	50.628.037
Bienes inmuebles adjudicados		
Dentro del plazo de tenencia	143.544.407	49.560.001
Excedidos del plazo de tenencia	42.716.626	38.973.372
	186.261.033	88.533.373
Bienes fuera de uso	12.341	13.310
Subtotal	237.013.215	139.174.720
Previsiones		
Por menor valor de mercado	(7.685.561)	(5.210.786)
Por exceso en el plazo de tenencia	(29.487.145)	(21.873.513)
Subtotal	(37.172.706)	(27.084.299)
	199.840.509	112.090.421

f) BIENES DE USO

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Terrenos	23.891.003	22.747.911
Edificios	77.380.785	74.668.600
Mobiliario y enseres	6.454.518	6.308.070
Equipo e instalaciones	13.055.149	12.503.578
Equipos de computación	29.124.911	26.156.564
Vehículos	6.028.433	6.126.096
Obras de arte	151.650	150.754
Obras en construcción	445.341	2.077.845
	156.531.790	150.739.418
Menos: Depreciaciones acumuladas	(50.657.166)	(41.695.863)
Valores residuales	105.874.624	109.043.555

g) OTROS ACTIVOS

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Bienes alquilados	3.323.427	3.398.963
Remesas en tránsito	5.443.485	7.945.086
Operaciones por liquidar	9.884	30.562
Operaciones fuera de hora	-	-
Partidas pendientes por tarjetas de crédito	3.340.099	2.805.171
Bienes para uso del personal	3.285.890	3.384.867
Papeleria útiles y material de servicios	1.268.694	1.406.416
Otros	8.261	-
	16.679.740	18.971.065

h) OBLIGACIONES CON EL PUBLICO

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Obligaciones con el público a la vista	715.079.931	518.255.722
Obligaciones con el público en caja de ahorros	659.424.889	594.146.653
Obligaciones con el público en depósitos a plazo fijo	1.698.726.990	1.685.113.010
Obligaciones con el público restringidas	39.457.527	3.290.255
Cargos financieros devengados por pagar	74.411.883	63.122.203
	3.187.101.220	2.863.927.843

Las captaciones del público han aumentado en el último trimestre, especialmente a la vista y ahorros. Sin embargo, en cuanto a depósitos a plazo fijo, si se distingue que este año se captaron recursos extraordinarios de un cliente no común, se percibe una reducción en el resto de las captaciones de este tipo del Banco, especialmente porque el Banco prefirió no renovar depósitos de inversores institucionales.

i) OBLIGACIONES CON INSTITUCIONES FISCALES

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Obligaciones fiscales a la vista	1.583.057	711.977

j) OBLIGACIONES CON BANCOS Y ENTIDADES DE FINANCIAMIENTO

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Obligaciones con el Banco Central de Bolivia		
A largo plazo	12.167.199	15.267.371
Cartas de crédito diferidas	24.741.245	50.020.689
	36.908.444	65.288.060
Obligaciones con otras entidades financieras		
Obligaciones a la vista	46.836.521	38.099.338
Financiamientos externos a corto plazo	138.725.848	452.461.911
Financiamientos externos a mediano plazo	48.010.500	158.196.300
Financiamientos externos a largo plazo	267.662.334	236.549.393
Corresponsales por cartas de crédito diferidas a corto plazo	40.141.323	94.243.170
Corresponsales por cartas de crédito diferidas a mediano plazo	13.114.536	20.045.740
Corresponsales por cartas de crédito diferidas a largo plazo	30.258.352	37.173.578
Obligaciones con entidades financieras de segundo piso	372.148.097	106.126.604
Otros financiamientos internos	271.004	851.256
Bancos y corresponsales del país	143.747.909	133.723.678
Cargos financieros devengados por pagar	28.827.339	31.367.568
	1.129.743.763	1.308.838.536
	1.166.652.207	1.374.126.596

El Banco siguió reduciendo su exposición a la deuda de financiadores externos, especialmente la de comercio exterior a corto plazo. Al financiar sus operaciones de cartera de comercio exterior con fondos propios más baratos, el Banco cuenta con una reserva de liquidez importante, ya que con esa cartera puede obtener recursos de corto plazo de sus banqueros en el exterior.

Durante los meses de octubre y noviembre de 2001, el Banco accedió a un financiamiento de Nacional Financiera Boliviana (NAFIBO) S.A.M. por aproximadamente US$ 39 millones, bajo el programa FERE impulsado por el gobierno. El Banco considera que con este mecanismo se ha dado un apoyo a los clientes corporativos mitigando el riesgo financiero por descalce.

El detalle de las líneas de financiamiento obtenidas y sus respectivos saldos no utilizados al 31 de diciembre de 2001, es como sigue:

Al 31 de diciembre de 2001:

	Obtenidas Bs	Utilizadas Bs	Saldo Bs
Línea de crédito obtenida y no utilizada del BCB	165.854.909	23.914.750	141.940.159
Línea de crédito obtenida y no utilizada de los diferentes banqueros en el exterior	2.102.257.215	343.442.058	1.758.815.157
	2.268.112.124	367.356.808	1.900.755.316

Al 31 de diciembre de 2000 (Reexpresado):

	Obtenidas Bs	Utilizadas Bs	Saldo Bs
Línea de crédito obtenida y no utilizada del BCB	335.458.780	129.965.709	205.493.071
Línea de crédito obtenida y no utilizada de los diferentes banqueros en el exterior	2.103.860.615	876.624.728	1.227.235.887
	2.439.319.395	1.006.590.437	1.432.728.958

k) OTRAS CUENTAS POR PAGAR

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Por intermediación financiera	4.696.607	339.937
Cuentas por pagar	28.146.976	48.531.106
	32.843.583	48.871.043
Provisiones y previsiones		
Beneficios sociales	12.540.422	9.306.176
Impuesto a la propiedad de bienes inmuebles y vehículos automotores	2.184.199	2.265.662
Impuesto a las utilidades	4.783.372	13.312.982
Contingencias	11.489.102	10.330.674
	30.997.095	35.215.494
Partidas pendientes de imputación		
Remesas en tránsito	8.290.994	1.170.230
Otros	826.558	3.308.970
	9.117.552	4.479.200
Intereses devengados por pagar	68.629	69.683
	73.026.859	88.635.420

l) PREVISIONES

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Previsión para activos contingentes	-	2.622

m) OBLIGACIONES SUBORDINADAS

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Obligaciones con Entidades del Exterior	160.035.000	160.035.000
Cargos financieros devengados por pagar	2.505.985	3.429.438
	162.540.985	163.464.438

Las obligaciones subordinadas corresponden a:

- Crédito subordinado por US$ 7.500.000 obtenido de la Compañía Financiera de Holanda (F.M.O.) a 6 años plazo con amortización semestral a intereses y un solo pago de capital al vencimiento el 15 de enero del 2005.

- Crédito subordinado por US$ 10.000.000 obtenido de la Corporación Andina de Fomento (CAF) a 7 años plazo. Los intereses son pagaderos semestralmente desde la fecha del desembolso y el capital amortizable semestralmente a partir del 5° año.

- Crédito Subordinado de US$ 6.000.000 obtenido de Deutsche Investitions Und Entwicklungsgellschast MHB (D.E.G.) a 9 años. Los intereses son pagados semestralmente desde la fecha de desembolso y el capital amortizable semestralmente a partir del 5° año.

  La contratación de los créditos fue aprobada mediante Junta Ordinaria de Accionistas del 7 de diciembre de 1998, por la Junta General Extraordinaria del 20 de octubre de 1999 y por la Junta General Extraordinaria de Accionistas del 21 de julio de 2000 y autorizada por la Superintendencia de Bancos y Entidades Financieras, en fecha 8 de enero y 9 de diciembre de 1999 y 26 de septiembre de 2000, respectivamente.

n) INGRESOS Y GASTOS FINANCIEROS

La composición de los ingresos y gastos financieros al 31 de diciembre de 2001 y 2000, es la siguiente:

INGRESOS FINANCIEROS	2001 Bs	2000 (Reexpresado) Bs
Productos por:		
Disponibilidades	2.665.451	690.972
Inversiones Temporarias	41.979.939	40.823.128
Cartera Vigente	399.788.629	448.571.641
Cartera con Atraso 30 Días	30.298.155	43.683.946
Cartera Vencida	15.650.518	7.573.308
Cartera en Ejecución	4.354.372	8.245.140
Otras Cuentas por Cobrar	20.003	4.671
Inversiones Permanentes	-	-
Comisión Cartera Contingente	16.926.096	19.327.304
	511.683.163	568.920.110

GASTOS FINANCIEROS	2001 Bs	2000 (Reexpresado) Bs
Cargos por:		
Obligaciones con el Público	159.834.187	176.911.459
Obligaciones con Bancos y Entidades de financiamiento	71.394.513	110.986.920
Otras Cuentas por Pagar	1.570.513	2.666.984
Obligaciones Subordinadas	15.974.452	14.006.370
	248.773.665	304.571.733

Los ingresos financieros disminuyeron respecto a lo proyectado durante el año por seis razones principales:

- una reducción relativa y absoluta de la cartera bruta y en particular de la vigente,
- relativa mayor cartera en ejecución y bienes realizables que no generan intereses,
- relativos mayores activos líquidos (de tesorería), que generan intereses mucho más bajos que la cartera,
- sustancial caída en tasas de interés de los activos líquidos de tesorería, tanto locales como externos,
- una tendencia a la baja de la tasa activa promedio, particularmente por aquella cartera atada a la tasa Libor o a la tasa promedio del Banco en captaciones a 90 días,
- reducción en las operaciones de contingentes.

Los egresos financieros también se redujeron por la caída en las tasas de interés pasivas, tanto en captaciones locales como en la deuda externa. Otros factores de reducción de egresos fueron:

- una disminución en pasivos durante la mayor parte del año, que generó un importante ahorro financiero.

- un cambio en la estructura de pasivos, al haber disminuido la deuda Comex y los depósitos a plazo fijo a altas tasas, y haberse sustituido con mayores captaciones a la vista y ahorros, que generan un menor costo en intereses.

Dos factores que limitaron, parcialmente, la disminución en egresos financieros fueron la obtención de US$ 39 millones a largo plazo de fondos FERE a una tasa de interés relativamente alta y el incremento hacia fines de año de liquidez de cortísimo plazo.

o) RECUPERACIONES DE ACTIVOS FINANCIEROS

La composición de las recuperaciones de activos financieros al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Por recuperación de capital	729.380	2.521.230
Por recuperación de intereses	-	2.925.593
	729.380	5.446.823

p)CARGOS POR INCOBRABILIDAD Y DESVALORIZACION DE ACTIVOS FINANCIEROS

La composición de los cargos por incobrabilidad y desvalorización de activos financieros al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Cargo por previsión para cartera incobrable	101.373.153	66.875.648
Cargo por previsión genérica de cartera con factores de riesgo adicional	395.653	2.588.882
Cargo por previsión por otras cuentas por cobrar	335.461	319.562
Castigo de productos financieros cartera	30.500	42.328
	102.134.767	69.826.420

El deterioro de la cartera en el año exigió mayores previsiones por incobrables aún en el último trimestre, lo cual redujo significativamente las utilidades del año.

q) OTROS INGRESOS Y GASTOS OPERATIVOS

La composición de otros ingresos y gastos operativos al 31 de diciembre de 2001 y 2000 es la siguiente:

OTROS INGRESOS OPERATIVOS	2001 Bs	2000 (Reexpresado) Bs
Comisiones y servicios	14.910.775	14.783.500
Operaciones de cambio y arbitraje	8.111.948	7.950.909
Ingreso de bienes realizables	39.691.378	20.002.307
Inversiones permanentes no financieras	22.764.183	14.021.082
Ingresos operativos diversos	12.467.453	12.589.930
	97.945.737	69.347.728

OTROS GASTOS OPERATIVOS	2001 Bs	2000 (Reexpresado) Bs
Comisiones y servicios	3.599.104	4.565.094
Gastos de bienes realizables	59.739.127	38.198.293
Pérdida por inversiones permanentes no financieras	6.833.323	6.003.515
Depreciación y desvalorización de bienes alquilados	75.534	84.069
Gastos operativos diversos	4.281.638	3.301.990
	74.528.726	52.152.961

Los ingresos operativos netos generaron un resultado neto mayor al del año anterior. Los principales factores fueron mayores ingresos operativos e inversiones permanentes no financieras (subsidiarias), y en menor escala mayores operaciones de cambio como servicios y comisiones. En este mejor resultado también merecen destacarse menores costos operativos por servicios y comisiones. El factor que afectó negativamente fue la venta neta de bienes realizables.

r) INGRESOS Y GASTOS EXTRAORDINARIOS Y DE GESTIONES ANTERIORES

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
INGRESOS EXTRAORDINARIOS		
Ingreso por arras	118.494	-

	2001 Bs	2000 (Reexpresado) Bs
INGRESOS DE GESTIONES ANTERIORES		
Varios	220.833	1.106.903

	2001 Bs	2000 (Reexpresado) Bs
GASTOS DE GESTIONES ANTERIORES		
Varios	2.139.476	3.147.132

s) GASTOS DE ADMINISTRACION

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Gastos de personal	55.756.853	55.711.482
Servicios contratados	17.347.085	17.771.007
Seguros	2.568.925	2.469.936
Comunicaciones y traslados	6.050.905	7.520.820
Impuestos	17.781.916	19.250.569
Mantenimiento y reparaciones	4.570.285	3.863.436
Depreciaciones y desvalorización bienes de uso	9.770.128	9.542.260
Amortización de cargos diferidos	-	198.581
Otros gastos de administración	25.276.740	28.549.247
	139.122.837	144.877.338

Los gastos de personal y administrativos estuvieron muy controlados en el año con tendencia a reducirse, aunque como es normal en el último trimestre los gastos de marketing tendieron a subir. Para el final del año se destaca el ahorro logrado en gastos de personal y administrativos, que reflejaron un importante esfuerzo del personal. También los impuestos operativos se redujeron respecto a lo presupuestado en función a los menores ingresos del banco.

t) CUENTAS CONTINGENTES

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Cartas de crédito emitidas vista	37.479.840	75.216.479
Cartas de crédito emitidas diferidas	12.202.552	24.088.694
Cartas de crédito con prepago	3.330.090	-
Cartas de crédito confirmadas	1.717.550	2.520.082
Cartas de crédito stand by	113.907.532	130.034.273
Avales	56.022.132	79.898.072
Boletas de garantía contragarantizadas	84.375.340	124.650.868
Boletas de garantía no contragarantizadas	247.475.951	246.416.479
Líneas de crédito comprometidas	101.433.852	132.789.782
	657.944.839	815.614.729

u) CUENTAS DE ORDEN

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Valores y bienes recibidos en custodia	1.277.827.755	1.647.092.095
Valores en cobranza	81.924.326	72.362.221
Garantías recibidas	8.084.060.146	7.948.893.019
Cuentas de registro	3.874.495.682	3.256.376.362
Cuentas deudoras de los fideicomisos	4.317.360	5.380.821
	13.322.625.269	12.930.104.518

v) FIDEICOMISOS

La composición del grupo al 31 de diciembre de 2001 y 2000, es la siguiente:

	2001 Bs	2000 (Reexpresado) Bs
Disponibilidades	-	1.358.690
Otras cuentas por cobrar	2.183	-
Inversiones permanentes	3.652.833	3.646.249
Gastos	662.344	375.882
	4.317.360	5.380.821

En el siguiente cuadro se detallan los fideicomisos al 31 de diciembre de 2001:

NOMBRE FIDEICOMITENTE	TIPO DE FIDEICOMISO	DESTINO DE FONDOS DEL FIDEI-COMITENTE	BENEFICIARIO	PLAZO DE LAS OPERACIONES	IMPORTE (Bs)
Cliente Nº 1	ADMINISTRACION INVERSION Y PENSION	INVERSION Y PENSION	Beneficiario Nº 1	6 años	247.833
Cliente Nº 2	ADMINISTRACION INVERSION Y PENSION	INVERSION Y PENSION	Beneficiario Nº 2	12 años	3.405.000
GASTOS					662.344
CUENTAS POR COBRAR					2.183
TOTALES (Bs)					4.317.360

En el siguiente cuadro se detallan los fideicomisos al 31 de diciembre de 2000 (Reexpresado):

NOMBRE FIDEICOMITENTE	TIPO DE FIDEICOMISO	DESTINO DE FONDOS DEL FIDEI-COMITENTE	BENEFICIARIO	PLAZO DE LAS OPERACIONES	IMPORTE (Bs)
Cliente Nº 1	GARANTIA Y ADMINISTRACION	COMPRA DE ACCIONES	Beneficiario Nº 1	INDEFINIDO	763.720
Cliente Nº 2	GARANTIA Y ADMINISTRACION	COMPRA DE ACCIONES	Beneficiario Nº 2	INDEFINIDO	594.970
Cliente Nº 3	ADMINISTRACION, INVERSION Y PENSION	INVERSION Y PENSION	Beneficiario Nº 3	6 AÑOS	241.249
Cliente Nº 4	ADMINISTRACION, INVERSION Y PENSION	INVERSION Y PENSION	Beneficiario Nº 4	12 AÑOS	3.405.000
GASTOS					375.882
TOTALES (Bs)					5.380.821

NOTA 9 - PATRIMONIO

a) CAPITAL PAGADO

El capital autorizado del Banco, según Resolución SB N° 0055/98 del 2 de junio de 1998, es de Bs500.000.000, dividido en 50.000.000 acciones ordinarias, cada una por un valor de Bs10.

La Junta General Ordinaria de Accionistas, celebrada el 16 de febrero de 2001, aprobó la distribución de utilidades de la gestión 2000 en un 20%, equivalente a Bs10.310.694, autorizando además la constitución de la reserva legal del 10% equivalente a Bs5.728.163. Asimismo, la Junta General Extraordinaria de Accionistas, celebrada el 16 de febrero de 2001, aprobó la capitalización del Ajuste global del patrimonio y de las utilidades retenidas de la gestión 2000, por Bs29.638.644 y Bs41.242.776, respectivamente.

La capitalización anterior fue aprobada por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB N° 056/2001 del 3 de mayo de 2001 y por el Servicio Nacional de Registro de Comercio (SENAREC) mediante Resolución Administrativa N° 00676/2001 de fecha 31 de mayo de 2001.

La Junta General Ordinaria de Accionistas celebrada el 25 de febrero de 2000 aprobó la distribución de utilidades de la gestión de 1999 en un 20,25% equivalente a Bs12.277.507 autorizando además la constitución de la reserva legal del 10% equivalente a Bs6.062.966 y la Junta General Extraordinaria de Accionistas celebrada el 25 de febrero de 2000, aprobó la capitalización del Ajuste global del patrimonio y de las utilidades retenidas de la gestión 1999, por Bs22.465.790 y Bs42.289.190, respectivamente.

El monto anterior fue aprobado para su capitalización por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB/038/2000 del 6 de junio de 2000 y por el Servicio Nacional de Registro de Comercio, (SENAREC), en fecha 21 de julio de 2000 con Resolución Administrativa N° 10272/2000.

El capital pagado, al 31 de diciembre de 2001, está conformado por Bs479.678.590 correspondientes a 47.967.859 acciones emitidas y Bs2.720 correspondientes a 272 acciones por emitir totalizando Bs479.681.310 equivalentes a 47.968.131 acciones, y al 31 de diciembre de 2000, está conformado por Bs408.797.650 correspondientes a 40.879.765 acciones emitidas y Bs2.240 correspondientes a 224 acciones por emitir totalizando Bs408.799.890 equivalentes a 40.879.989 acciones.

El Valor Patrimonial Proporcional de cada acción en circulación al 31 de diciembre de 2001 es de Bs12.24 (al 31 de diciembre de 2000, Bs13.79).

El Valor Patrimonial Proporcional se calcula dividiendo el total del patrimonio neto a la fecha de cierre sobre el total de acciones emitidas y en circulación a esa fecha, procedimiento que está de acuerdo con principios de contabilidad generalmente aceptados.

b) AJUSTES AL PATRIMONIO

El movimiento de este rubro se expone en el estado de cambios del patrimonio neto.

En la cuenta Ajuste al patrimonio se contabilizan los ajustes por la actualización de las cuentas del patrimonio del Banco. El monto de la cuenta "Ajustes al Patrimonio" al 31 de diciembre de 2001 es de Bs34.983.985, el que se compone como sigue:

	Bs
Actualización de Capital Pagado	29.663.232
Actualización de Ajustes al Patrimonio	1.114.939
Actualización de Reservas	2.546.622
Actualización de Resultados Acumulados	1.659.192
	34.983.985

Los importes de las cuentas que componen el rubro ajustes al patrimonio pueden ser capitalizados o utilizados para absorber pérdidas acumuladas.

c) RESERVA LEGAL

De acuerdo con lo dispuesto por la legislación vigente y los estatutos del Banco, debe destinarse una suma no inferior al 10% de las utilidades líquidas y realizadas del ejercicio al fondo de reserva legal, hasta alcanzar el 50% del capital pagado.

En el estado de cambios en el patrimonio neto se expone el movimiento que tuvo esta cuenta patrimonial durante los ejercicios terminados el 31 de diciembre de 2001 y 2000.

d) RESTRICCIONES PARA LA DISTRIBUCION DE UTILIDADES

Los convenios de préstamos con Internacional Finance Corporation (IFC) y Corporación Financiera Holandesa (FMO), permiten la distribución del 100% de utilidades siempre y cuando el Banco no esté en mora.

El convenio de préstamo financiado por el Banco Interamericano de Desarrollo (BID), incluye una restricción para la distribución de dividendos del 50% de las utilidades, salvo que se paguen, por anticipado, las cuotas pendientes de capital del préstamo del BID en un monto igual al monto de los dividendos por distribuirse en exceso del 50%.

Los convenios de deuda subordinada y de libre disponibilidad convertible en garantía con la FMO prohiben, salvo expreso consentimiento por parte de la FMO, declarar o pagar dividendo alguno o hacer cualquier distribución sobre su capital legal, comprar redimir o de otra forma adquirir cualquier acción u opción sobre la misma si, inmediatamente después de declarar o pagar tal dividendo se incumple cualquier regulación de adecuación patrimonial u otras regulaciones de la Superintendencia de Bancos y Entidades Financieras o del Banco Central de Bolivia y solamente fuera de las utilidades ganadas al año fiscal inmediatamente precedente.

El convenio de la deuda con la Corporación Interamericana de Inversiones (CII) permite que el Banco **BISA** S.A. declare y pague dividendos en efectivo o en acciones aumentando su capital patrimonial solamente si:

i) Ningún evento de incumplimiento o condición que, con el tiempo se constituya en un evento de incumplimiento ocurrido;

ii) El Banco **BISA** S.A. cuenta con utilidades suficientes para proceder con el pago de dichos dividendos.

El convenio de préstamo con la Corporación Andina de Fomento (CAF) - Préstamo AB, especifica que no se pueden pagar dividendos o distribución de su capital patrimonial, si, después de dar efecto a estas acciones se constituiría un evento de incumplimiento.

El convenio de la deuda con la Corporación Andina de Fomento (CAF) - Préstamo Subordinado, especifica que no se repartirán dividendos en efectivo a los accionistas por un monto superior al cuarenta por ciento (40%) de las utilidades netas generadas en el ejercicio anual con cargo al cual se reparten los dividendos.

NOTA 10 - PONDERACION DE ACTIVOS

La ponderación de activos a nivel consolidado es la siguiente:

Al 31 de diciembre de 2001:

Código	Nombre	Saldo Activo Bs	Coeficiente de riesgo	Activo Computable Bs
Categoría I	Activos con cero riesgo	1.021.628.895	0.00	-
Categoría II	Activos con riesgo de 10%	13.597.664	0.10	1.359.766
Categoría III	Activos con riesgo de 20%	663.793.405	0.20	132.758.681
Categoría IV	Activos con riesgo de 50%	247.203.247	0.50	123.601.624
Categoría V	Activos con riesgo de 75%	101.282.695	0.75	75.962.021
Categoría VI	Activos con riesgo de 100%	3.792.855.055	1.00	3.792.855.055
Totales		5.840.360.961		4.126.537.147
10% sobre Activo computable				412.653.715
Patrimonio Neto				514.157.481
Excedente/ (Déficit) Patrimonial				101.503.766
Coeficiente de Suficiencia Patrimonial				12.46%

Al 31 de diciembre de 2000 (Reexpresado):

Código	Saldo Nombre	Coeficiente Activo Bs	Activo de riesgo	Computable Bs
Categoría I	Activos con cero riesgo	870.780.586	0.00	-
Categoría II	Activos con riesgo de 10%	-	0.10	-
Categoría III	Activos con riesgo de 20%	335.534.566	0.20	67.106.913
Categoría IV	Activos con riesgo de 50%	312.873.169	0.50	156.436.585
Categoría V	Activos con riesgo de 75%	74.190.903	0.75	55.643.177
Categoría VI	Activos con riesgo de 100%	4.281.883.847	1.00	4.281.883.847
Totales		5.875.263.071		4.561.070.522
10% sobre Activo computable				456.107.052
Patrimonio Neto				612.893.111
Excedente/ (Déficit) Patrimonial				156.786.059
Coeficiente de Suficiencia Patrimonial				13.44%

NOTA 11 - CONTINGENCIAS

El Banco declara no tener contingencias probables de ninguna naturaleza, más allá de las registradas contablemente.

NOTA 12 - HECHOS POSTERIORES

Con posterioridad al 31 de diciembre de 2001, no se han producido hechos o circunstancias que afecten en forma significativa los presentes estados financieros.

NOTA 13 - AMBITO DE CONSOLIDACION

Al 31 de diciembre de 2001 y 2000 el Banco tiene una participación mayoritaria en el patrimonio de **BISA** Seguros y Reaseguros S.A. (75,81% para ambas gestiones); Almacenes Internacionales S.A.-RAISA (52,59% para ambas gestiones); **BISA** S.A. Agente de Bolsa (82,60% para ambas gestiones); **BISA** Leasing S.A. (80,94% para ambas gestiones); La Vitalicia Seguros y Reaseguros de Vida S.A. (94,07% y 69,94%, respectivamente) y **BISA** Sociedad de Titularización S.A. (60% para ambas gestiones).

La inversión en las subsidiarias está valuada a su valor patrimonial proporcional del 30 de noviembre de 2001 y 2000. Si se hubieran consolidado los presentes estados financieros de las mencionadas compañías, de acuerdo con lo establecido por la Norma de Contabilidad N° 8 del Colegio de Auditores de Bolivia, un resumen de la situación financiera consolidada de Banco **BISA** S.A. y sus subsidiarias y de los resultados consolidados de sus operaciones al 31 de diciembre de 2001 y 2000, es la siguiente:

BALANCE GENERAL

	2001 Bs	2000 (Reexpresado) Bs
ACTIVO		
Disponibilidades	711.395.503	385.947.387
Inversiones temporarias	702.962.763	531.624.017
Operaciones de reporto	13.487.674	14.487.549
Cartera	3.351.892.194	3.894.649.720
Otras cuentas por cobrar (incluye exigible técnico)	73.179.201	85.473.352
Bienes realizables	207.378.077	120.186.768
Inversiones permanentes	191.904.472	109.599.570
Bienes de uso	112.818.958	116.502.690
Otros activos	28.341.100	31.496.911
Total del activo	5.393.359.942	5.289.967.964
PASIVO		
Obligaciones con el público	3.136.016.246	2.809.055.812
Obligaciones con instituciones fiscales	1.583.057	711.977
Obligaciones de reporto	48.876.228	52.499.544
Obligaciones con bancos y entidades de financiamiento	1.221.124.730	1.432.637.303
Otras cuentas por pagar	114.583.902	133.275.814
Reservas técnicas	53.010.130	56.939.903
Títulos valores en circulación	43.449.926	46.670.977
Obligaciones subordinadas	164.796.414	165.887.068
Total del pasivo	4.783.440.633	4.697.678.398
INTERES MINORITARIO	22.724.876	28.515.060
PATRIMONIO NETO		
Capital pagado	479.681.310	408.799.890
Ajustes al patrimonio	34.983.985	65.236.747
Reserva Legal	38.184.400	32.456.236
Utilidades retenidas no apropiadas	34.344.738	57.281.633
Total del patrimonio neto	587.194.433	563.774.506
Total del pasivo y patrimonio neto	5.393.359.942	5.289.967.964

ESTADO DE GANANCIAS Y PERDIDAS

	2001 Bs	2000 (Reexpresado) Bs
Ingresos financieros	559.093.366	603.482.904
Gastos financieros	(263.500.014)	(326.416.200)
	295.593.352	277.066.704
Cargos por incobrabilidad	(113.262.852)	(67.012.513)
	182.330.500	210.054.191
Primas de seguros producidas (netas de reaseguro)	110.088.479	94.931.687
Reclamos (neto de recuperaciones)	(76.717.243)	(25.017.901)
Constitución de reservas técnicas	(7.083.695)	(5.506.877)
	208.618.041	274.461.100
Otros ingresos operativos	388.506.680	71.603.697
Otros gastos operativos	(365.969.981)	(81.368.529)
Utilidad de operación bruta	231.154.740	264.696.268
Gastos de administración	(193.011.822)	(198.778.739)
Utilidad del ejercicio	38.142.918	65.917.529
Ingreso de gestiones anteriores	332.162	1.106.902
Gastos de gestiones anteriores	(2.164.131)	(3.165.097)
Utilidad antes del interés minoritario	36.310.949	63.859.334
Interés minoritario	(1.966.211)	(2.717.026)
Utilidad neta	34.344.738	61.142.308

Esta consolidación no implicaría ningún efecto en el patrimonio del Banco ni en los resultados de los ejercicios terminados el 31 de diciembre de 2001 y 2000.

José Luis Aranguren
Gerente General

Félix Monroy
Contador General

Sergio A. Koremblit G.

INFORME DEL SÍNDICO

A los Señores
Accionistas de
Banco **BISA** S.A.
La Paz

1. De acuerdo a lo establecido en los artículos N° 335 y 337 del Código de Comercio y los estatutos de la Sociedad, tengo a bien informar lo siguiente:

- He tomado conocimiento de las decisiones adoptadas en las reuniones de Directorio.

- He examinado la Memoria referente al ejercicio terminado el 31 de diciembre de 2001.

- He verificado la constitución de fianzas para el ejercicio del cargo de los directores en la gestión 2001.

Con respecto a las tareas descritas previamente, he obtenido las informaciones y explicaciones que he considerado necesarias y, al respecto, no tengo observaciones que formular.

2. Además, he revisado el balance general de Banco **BISA** S.A. al 31 de diciembre de 2001 y los correspondientes estados de ganancias y pérdidas, de cambios en el patrimonio neto y de cambios en la situación financiera por el ejercicio terminado en esa fecha, teniendo a la vista el informe de la firma auditora Pricewaterhouse Coopers S.R.L. de fecha 23 de enero de 2002, en el cual los auditores externos emitieron una opinión sin salvedades. Estos estados financieros son responsabilidad de la Gerencia de la Sociedad. Mi responsabilidad es expresar una opinión sobre los mismos basada en mi trabajo.

3. Basado en mi tarea y en la auditoría de los estados financieros arriba mencionados efectuada por la firma Pricewaterhouse Coopers S.R.L., informo que, no he tomado conocimiento de ninguna modificación importante que deba hacerse a los estados financieros mencionados en el párrafo anterior. Por lo tanto, recomiendo a la Junta, aprobar la Memoria y los estados financieros del Banco al 31 de diciembre de 2001.

23 de enero de 2002

Sergio Koremblit
Síndico



Concepción, Santa Cruz

Bancos Corresponsales

Bancos Corresponsales

ALEMANIA
American Express Bank Gmbh
Baden – Württembergische Bank AG
BHF – BANK Aktiengesellschaft
Bayerische Hypo – und Vereinsbank AG
Commerzbank AG
Deutsche Bank AG
Dresdner Bank AG
Hamburger Sparkasse (HASPA)
Hamburgische Landesbank - Girozentrale
Landesbank Baden - Württemberg
Skandinaviska Ensilka Banken AG
Suedwest Bank AG
Westdeutsche Landesbank Girozentrale

AUSTRALIA
ABN AMRO Bank NV
Deutsche Bank AG
Dresdner Bank AG
Standard Chartered Bank
Australia Limited
The Toronto - Dominion
Australia Limited

AUSTRIA
ABN AMRO Bank NV
Citibank NA
Creditanstalt AG
Deutsche Bank AG
ING Bank NV
UBS AG
Wiener Neustaedter Sparkasse

ARGENTINA
ABN AMRO Bank NV
Banco Bisel SA
Banco de Galicia y Buenos Aires SA
Banco de la Nación Argentina
Banco de la Provincia de Buenos Aires
Banco de Sabadell
Banque Européenne pour
l´ Amérique Latine (B.E.A.L.) SA
Banco Sudameris Argentina SA
BBVA Banco Frances SA
BNP Paribas SA
Citibank NA
Deutsche Bank AG
Fleet National Bank
HSBC Bank Argentina SA

BELGICA
Banco Bilbao Vizcaya Argentaria SA
Banke Brussels Lambert
Citibank Belgium NV/SA
Deutsche Bank AG
Fortis Banque NV/SA
Lloyds Bank

BRASIL
Banco ABN AMRO Real SA
Banco BBA- Creditanstalt SA
Banco BNL do Brasil
Banco Bradesco SA
Banco de la Provincia de Buenos Aires
Banco do Brasil SA
Banco do Estado de Sao Paulo SA
Banco Europeo para America Latina SA
Banco Inter American Express
Banco Itaú SA
Banco Safra SA
Banco Wachovia SA
Citibank NA
Deutsche Bank AG
Dresdner Bank Lateinamerika
Fleet National Bank
HSBC Bank Brasil
HSBC Investment Bank Brasil SA
Lloyds Bank PLC
Unibanco – Unión de Bancos Brasileros SA

CANADA
Banque Nationale de Canada
Bank of America NA
Bank of Montreal
Canadian Imperial Bank of Commerce
Deutsche Bank AG

Dresdner Bank AG
HSBC Bank Canada
Royal Bank of Canada
The Toronto – Dominion Bank

COLOMBIA
Banco de Bogotá
Banco Cafetero
Banco de Comercio Exterior de Colombia
Banco de Crédito de Colombia
Banco de Occidente
Banco Popular
Banco Sudameris Colombia
Deutsche Bank AG
Dresdner Bank AG
Fleet National Bank
Fondo Latinoamericano de Reservas

CHILE
ABN AMRO Bank
Banco Atlántico SA
Banco BICE
Banco de A. Edwards
Banco de Chile
Banco de Crédito e Inversiones
Banco del Desarrollo
Banco del Estado de Chile
Banco do Brasil SA
Banco Santander - Chile
Banco Santiago
Banco Security
Banco Sudameris
Banco Sud Americano
BBV Banco BHIF
Citibank NA
Corpbanca Chile
Deutsche Bank AG
Dresdner Bank AG
Fleet National Bank

CHINA
ABN AMRO Bank
American Express Bank Ltd.
Barclays Bank PLC
Banco de Sabadell SA
Bank of America NA
Bank One NA
Commerzbank AG
Deutsche Bank AG
Dresdner Bank AG
First Union National Bank
Fortis Bank SA
Landesbank Baden – Württemberg
Natexis Banques Populaires
Sampo Bank PLC
Standard Chartered Bank
The Bank of New York
The Sanwa Bank Limited
UBS AG

DINAMARCA
ABN AMRO Bank NV
Danske Bank Aktieselskab
Dresdner Bank AG
Nordea Bank Danmark A/S
Sydbank A/S

ESTADOS UNIDOS

MIAMI
BAC Florida Bank
Banco Atlántico SA
Barclays Bank PLC
Banco Bilbao Vizcaya Argentaria
Banco de Chile
Banco Sabadell SA
Banco Santander Central Hispano
Bank of America NA
Banque Sudameris
Colonial Bank
Dresdner Bank Lateinamerika AG
Eastern National Bank
First Union National Bank
International Bank of Miami NA
Israel Discount Bank Ltd.
Pinebank
Standard Chartered Bank
Wachovia Bank

NEW YORK
ABN AMRO Bank NV
American Express Bank Ltd.
Barclays Bank PLC
Banco de Chile
Banco de Galicia y Buenos Aires SA
Banco de la Provincia de Buenos Aires
Bank of America NA
Bank of Tokio – Mitsubishi Ltd.
Bankers Trust Company
BPD International Bank
Citibank NA
Commerzbank AG
Crédit Lyonnais
Chase Manhattan Bank
Deutsche Bank AG
Dresdner Bank AG
First Union National Bank
HSBC Bank USA
Israel Discount Bank of New York
Natexis Banques Populaires
Royal Bank of Canada
Sanpaolo IMI SpA
Société Générale
Standard Chartered Bank
The Bank of New York
The Sanwa Bank Limited
The Toronto – Dominion Bank

OTRAS CIUDADES
ABN AMRO Bank
Bank of America NA
Bank of Columbus NA
Bank of Oklahoma NA
Bank One
East – West Bank
Imperial Bank
Mellon Bank NA
Norwest Bank Colorado
Riggs Bank NA
Standard Chartered Bank
Summit Bank
SunTrust Bank
Toronto Dominion Bank
U.S. Bank
Union Planters Bank
Washington Mutual Bank
Wachovia

ECUADOR
Banco del Pacífico (Ecuador)
Banco de Pichincha CA
Banco Internacional
Citibank NA
Dresdner Bank AG
First Union National Bank
Lloyds Bank (BLSA) Ltd.
Produbanco

ESPAÑA
ABN AMRO Bank NV
Banco Atlántico SA
Banco Bilbao Vizcaya Argentaria
Banco Cooperativo Español, SA
Banco de Andalucía SA
Banco de Asturias SA
Banco de Castilla SA
Banco de Crédito Balear SA
Banco de Crédito Local de España SA
Banco de Galicia
Banco de Sabadell SA
Banco de Valencia SA
Banco de Vasconia SA
Banco Español de Crédito SA
Banco Popular Español
Banco Santander Central Hispano
Banco Zaragozano SA
Caja Madrid
Deutsche Bank AG
Dresdner Bank AG

EMIRATOS ARABES UNIDOS
Abu Dhabi Commercial Bank
Bank of America NA
Standard Chartered Bank
The Bank of New York

FILIPINAS
American Express Bank Ltd.
Banco Atlántico SA
Dresdner Bank AG
Equitable PCI Bank INC
Standard Chartered Bank
The Bank of New York

FRANCIA
Banco Bilbao Vizcaya Argentaria
Bank of America NA
Banco de Sabadell SA
Banque Sudameris
Bayerische Hypo – und Vereinsbank AG
BNP Paribas SA
Crédit Agricole
Crédit Commercial de France SA
Crédit Industriel et Commercial
Crédit Lyonnais
Deutsche Bank AG
Natexis Banques Populaires

GRECIA
ABN AMRO Bank NV
American Express Bank Ltd.
Barclays Bank PLC
Bank of America NA
Deutsche Bank AG

Dresdner Bank AG
Sanpaolo IMI SpA

HOLANDA
ABN AMRO Bank
Barclays Bank PLC
Citibank NA
Deutsche Bank AG
Dresdner Bank AG
Fortis Bank (Nederland) NV
Hollandsche Bank
ING Bank NV
Lloyds TSB Bank plc
Sanpaolo IMI SpA

HUNGRIA
Budapest Bank Pt
Citibank NA
Deutsche Bank AG
Dresdner Bank AG

INDIA
ABN AMRO Bank Berhad
Bank Brussels Lambert
Bank of America NA
Deutsche Bank AG
Dresdner Bank AG
First Union National Bank
Standard Chartered Bank
The Bank of New York

INDONESIA
American Express Bank Ltd.
Commerzbank AG
First Union National Bank
Korea Exchange Bank Danamon
Standard Chartered Bank

INGLATERRA
ABN AMRO Bank NV
Banco Bilbao Vizcaya Argentaria
Banco de Galicia y Buenos Aires SA
Bank of Ireland
Banco de Sabadell SA
Barclays Bank PLC
Bayerische Hypo - und Vereinsbank AG
Citibank NA
Deutsche Bank AG
Dresdner Bank AG
Fortis Bank NV/SA
HSBC Bank plc
Lloyds TSB Bank plc
Natexis Banques Populaires
National Westminster Bank plc
Riggs Bank Europe Ltd.
Sanpaolo IMI SpA
Singer & Friedlander Ltd.
Standard Bank London Ltd.
Standard Chartered Bank
The Bank of New York

The Sanwa Bank Limited
The Toronto- Dominion Bank
Westdeutsche Landesbank Girozentrale
Wachovia Bank NA

IRLANDA
Barclays Bank PLC
Citibank NA
Commerzbank International
Deutsche Bank AG

ISLAS CAYMAN
Banco Latinoamericano de Exportaciones
Deutsche Bank AG
Dresdner Bank Lateinamerika AG
Israel Discount Bank of New York
Santander Investment Bank Ltd.

ISRAEL
Bank Hapoalim BM
Bank Leumi le – Israel BM
Israel Discount Bank Ltd.
Mercantile Discount Bank Ltd.
The First International Bank of Israel Ltd.

ITALIA
ABN AMRO Bank NV
Banco Ambrosiano Veneto SPA
Banca di Roma SPA
Banca Nazionale del Lavoro SPA
Banca Popolare di Vicenza SCPaRL
Banco Popolare dell´ Etruria e del Lazio Scarl
Banca Popolare di Verona
Banca de Sabadell SA
Banca Toscana SPA
Bayerische Hypo – und Vereinsbank AG
Cariverona Banca SPA
Deutsche Bank SPA
HSBC Bank PLC
IntesaBci SPA
Sanpaolo IMI SpA
The Sanwa Bank Limited

JAPON
American Express Bank Ltd.
Bank of America NA
Bank of Tokio Mitsubishi Ltd.
Deutsche Bank AG
Dresdner Bank AG
First Union National Bank
Sanpaolo IMI SpA
Standard Chartered Bank
The Bank of New York
The Sanwa Bank Limited
The Toronto Dominion Bank
Wachovia Bank NA

MACAU
Banco Commercial Português SA
Citibank NA

MARRUECOS
BNP Paribas SA
Citibank NA
Wafabank

MEXICO
ABN AMRO (México) SA
American Express Bank Ltd.
Fleet Boston Financial Corporation
Banco del Bajio SA
Banco Inbursa SA
Banco Nacional de México
BBVA Bancomer SA
Citibank México SA
Dresdner Bank México SA

MONACO
ABN AMRO Bank NV
Banque Sudameris SA
Deutsche Bank AG
Lloyds TSB Bank plc
Société Monégasque de Banque Priveé

NORUEGA
BNP Paribas SA
Citibank NA
Christiana Bank CG Kreditkasse
Deutsche Bank AG
Nordea Bank Noye ASA
Skandinaviska Ensilka Banken AB
Union Bank of Norway

PANAMA
Banco Continental del Panamá SA
Banco de la Nación Argentina
Banco de la Provincia de Buenos Aires
Banco Internacional de Costa Rica SA
Banco Latinoamericano de Exportaciones SA
BNP Paribas SA
Dresdner Bank Lateinamerika AG

PARAGUAY
ABN AMRO Bank NV
Banco Continental SAECA
Citibank NA
Dresdner Bank Lateinamerika AG
Lloyds TSB Bank plc
Multibanco SAECA

PERU
Banco Continental (Perú)
Banco de Comercio
Banco de Crédito del Perú
Banco Financiero del Perú
Standard Chartered Bank
Banco Sudamericano
Banco Wiese Sudameris
Dresdner Bank Lateinamerika AG
Fleet National Bank

POLONIA
Banco Atlántico SA
Bank Handlwy w Warszawie SA
Bank Przemyslowo – Handlowy SA
BNP Paribas SA
Commerzbank AG
Deutsche Bank AG

PORTUGAL
Banco Atlántico SA
Banco BPI SA
Banco Commercial Português SA
Deutsche Bank AG
Dresdner Bank AG

REPUBLICA DE KOREA
ABN AMRO Bank
American Express Bank Ltd.
Barclays Bank PLC
Bank of America NA
Deutsche Bank AG

Dresdner Bank AG
Kookmin Bank International Ltd.
Shinhan Bank
Standard Chartered Bank
The Bank of New York
The Daegu Bank Ltd.
The Kwangju Bank Ltd.
The Sanwa Bank Ltd.

REPUBLICA CHECA
ABN AMRO Bank NV
Banco Atlántico SA
Commerzbank AG
Deutsche Bank AG
Fortis Bank NV/SA

RUSIA
ABN AMRO Bank AO
Banco Bilbao Vizcaya Argentaria
Citibank NA
Commerzbank AG
International Moscow Bank
Meritbank

SUDAFRICA
ABN AMRO Bank NV
ABSA Bank Ltd.
Bank of America NA
Commerzbank AG
Deutsche Bank AG
Dresdner Bank AG
FirstRand Bank Ltd.

SUECIA
ABN AMRO Bank NV
Nordea Bank Sveden
Postgirot Bank AB
Svenska Handelsbanken
Skandinaviska Enskilda Banken AB

SUIZA
ABN AMRO Bank
Banque Cantonale Vaudoise
Credit Suisse First Boston
UBS AG

TAILANDIA
ABN AMRO Bank
American Express Bank Ltd.
Deutsche Bank AG
Dresdner Bank AG
Natexis Banques Populaires
Sanpaolo IMI SpA
Standard Chartered Bank
The Sanwa Bank Limited

TAIWAN
ABN AMRO Bank
Bank of America NA
Deutsche Bank AG
First Union National Bank
Standard Chartered Bank
The Bank of New York
The Toronto - Dominion Bank
UBS AG

TURQUIA
ABN AMRO Bank
American Express Bank Ltd.
Commerzbank AG
Deutsche Bank AG
Dresdner Bank AG
The Bank of New York

URUGUAY
ABN AMRO Bank
American Express Bank SA
Banco Bilbao Vizcaya Argentaria Uruguay SA
Banco Comercial SA
Banco de la República Oriental del Uruguay
Banco de Montevideo SA
Banco Sudameris

VENEZUELA
Banco Federal CA
Banco Mercantil CA
Corporación Andina de Fomento - CAF
Corpbanca CA
Standard Chartered Bank



Laguna Verde, Potosí

Nómina de Accionistas

Nómina de Accionistas del Banco BISA S.A. Al 31 de Diciembre de 2001

Nº	NOMBRE O RAZON SOCIAL DEL ACCIONISTA	NACIONALIDAD	CANTIDAD DE ACCIONES
1	AGUILAR LEYTON MARIO	BOLIVIANA	120
2	AGUILAR ZAPATA MAGDA	BOLIVIANA	78
3	AGUILERA DE PASTOR MIRTHA	BOLIVIANA	1,202
4	AGUILERA MELGAR JORGE	BOLIVIANA	1,202
5	AGUIRRE NAVA RICARDO IVAN	BOLIVIANA	631
6	AGUIRRE QUIROZ ROLANDO	BOLIVIANA	3
7	ALARCON VELASCO MAURICIO	BOLIVIANA	1,335
8	ALBARRACIN GRICELDA TRIGO DE	BOLIVIANA	282
9	ALBATEX ARTESANAL	BOLIVIANA	96
10	ALBORTA DIEZ CANSECO IRENE DEL CARMEN	BOLIVIANA	4,821
11	ALCOREZA ZEBALLOS OSVALDO G.	BOLIVIANA	237
12	ALIPAZ MEDINA ELISEO RICARDO	BOLIVIANA	61
13	ALVARADO SILVA EVERTH	BOLIVIANA	3
14	ALVAREZ LA FAYE JULIO	BOLIVIANA	177
15	ALVAREZ MENDOZA MIGUEL ANGEL	BOLIVIANA	3
16	ALVAREZ NAVIA LUIS Y/O ALVAREZ NAVIA GUIDO	BOLIVIANA	3,523
17	ALVAREZ YOLANDA VD wA. DE ROCA	BOLIVIANA	5,186
18	ALVERNIA MANAGEMENT INC.	PANAMEÑA	8,445,458
19	AMAYA DE ANEIVA MAGALI BERTHA	BOLIVIANA	847
20	ANGULO DALENCE GUADALUPE	BOLIVIANA	3
21	ANIBARRO YAÑEZ DORA	BOLIVIANA	565
22	ANTEZANA BILBAO LA VIEJA LILIANA	BOLIVIANA	3
23	APAZA NINA FELIX DANIEL	BOLIVIANA	282
24	APONTE ROCHA LIANY	BOLIVIANA	631
25	ARANDO INDUSTRIAL Y COMERCIAL S.A.	BOLIVIANA	60
26	ARANGUREN AGUIRRE JOSE LUIS	BOLIVIANA	424,133
27	ARANIBAR ESTHER F. DE	BOLIVIANA	7,529
28	ARANIBAR JANETH DAJER DE	BOLIVIANA	78
29	ARANIBAR MONTAÑO VERONICA	BOLIVIANA	3
30	ARANO DEL RIO MONICA	BOLIVIANA	631
31	ARAOZ CLAUDIA REVILLA DE	BOLIVIANA	3
32	ARCIENEGA RODRIGUEZ CECILIA	BOLIVIANA	98
33	ARDAYA JIMENEZ GISELA	BOLIVIANA	3
34	ARELLANO RIVERO ALFONSO	BOLIVIANA	3
35	ARGOTE LEDEZMA ANGEL	BOLIVIANA	23
36	ARTEAGA CENTELLAS KEIVY LOURDES	BOLIVIANA	3
37	ARTEAGA MAGDA GUZMAN DE	BOLIVIANA	915
38	ASBUN GAZAUI ERNESTO	BOLIVIANA	10,926
39	ASBUN MALKY MARCELO GERARDO	BOLIVIANA	98
40	ASPIAZU LOZA RICARDO	BOLIVIANA	36
41	AVILA ARAUJO JUAN CARLOS	BOLIVIANA	3
42	BAKIR KHATEEB FARID	BOLIVIANA	1,004
43	BALANDRA LAJO LUIS FERNANDO	PERUANA	1,417
44	BALDIVIESO HACHE MERCEDES	BOLIVIANA	286
45	BALLESTER FERNANDEZ MARISELA	BOLIVIANA	23
46	BANCO HIPOTECARIO NACIONAL	BOLIVIANA	95
47	BARAHONA DE PEREIRA MA. PATRICIA	BOLIVIANA	3
48	BARREAL CAROLA PEREZ DE	BOLIVIANA	631
49	BARRIOS BARRIOS JUAN FREDDY	BOLIVIANA	3
50	BARRIOS SANTIVAÑEZ TOMAS	BOLIVIANA	199
51	BATKY BRAUN RAAP GABRIEL E.	BOLIVIANA	14,456
52	BAYA CALVIMONTES CARLA MARTHA	BOLIVIANA	3
53	BBA VALORES S.A.	BOLIVIANA	45,762
54	BECERRA CESPEDES MIRTHA	BOLIVIANA	3
55	BEDOYA LILY HERRERA DE	BOLIVIANA	6,478
56	BEJARANO BANEGAS DIONICIO	BOLIVIANA	3
57	BELMED LTDA.	BOLIVIANA	53,330
58	BELTRAN CASTELLON RAMIRO W.	BOLIVIANA	569
59	BERTHIN FLORES EDWIN ERICK	BOLIVIANA	1,971
60	BERTHIN FLORES MARCIA XIMENA	BOLIVIANA	1,971

Nº	NOMBRE O RAZON SOCIAL DEL ACCIONISTA	NACIONALIDAD	CANTIDAD DE ACCIONES
61	BOADA IBAÑEZ CARMEN	BOLIVIANA	169
62	BOLIVIAN MINERAL TRADERS LTDA.	BOLIVIANA	9,873
63	BOWLES PEREDO MARIA LOURDES	BOLIVIANA	3
64	BRUNHART GASSNER PETER	LIECHTENSTEIN	840
65	BURELA RODRIGUEZ MARTHA VIVIANA	BOLIVIANA	62
66	BUSTILLOS AÑEZ ANA INGRID	BOLIVIANA	631
67	CABRERA BEJAR ERICK MARTIN	BOLIVIANA	49
68	CABRERA CARREON JOHNNY	BOLIVIANA	61
69	CACERES TORRICO JUAN CARLOS	BOLIVIANA	78
70	CALATAYUD PATZI OSVALDA	BOLIVIANA	8,084
71	CALDERON BORDA EMILIO	BOLIVIANA	78
72	CALDERON OSORIO LILIANA	BOLIVIANA	23
73	CAMACHO FLORES NANCY	BOLIVIANA	647
74	CAMACHO ROBERTS MARIANA E.	BOLIVIANA	3
75	CAMACHO VILLAZON MARCO A.	BOLIVIANA	3
76	CAMARA DEPTAL DE INDUSTRIAS ORURO	BOLIVIANA	25,241
77	CAMARA DEPTAL. DE COMERCIO E IND. SANTA CRUZ	BOLIVIANA	7,261
78	CAMARA NACIONAL DE INDUSTRIAS LA PAZ	BOLIVIANA	171,402
79	CAMBEROS PERALTA FIDEL	BOLIVIANA	282
80	CANEDO MONTAÑO R. ELIZABETH	BOLIVIANA	317
81	CANELAS FIGUEROA GABRIEL	BOLIVIANA	3
82	CAPRILES RICO REMBERTO	BOLIVIANA	843
83	CARDENAS AYAD FEDERICO ERNESTO	BOLIVIANA	60
84	CARRASCO VILLALBA ARTURO	BOLIVIANA	1,192
85	CASA KAVLIN S.A.	BOLIVIANA	1,790
86	CASTELLANOS VASQUEZ MARCELO	BOLIVIANA	17,308
87	CASTILLO CHACON RICARDO W.	BOLIVIANA	313
88	CASTILLO VALENZUELA OSCAR WILDE	BOLIVIANA	3
89	CASTRO CARMEN EDUARDO DE	BOLIVIANA	318
90	CERVECERIA TAQUIÑA S.A.	BOLIVIANA	4,026
91	CHAHIN VACA CLAUDIO JAVIER	BOLIVIANA	627
92	CHAUCA ESPEJO MAXIMO	BOLIVIANA	3
93	CHAVEZ DE VEGA KAREL	BOLIVIANA	286
94	CHRISTIE FERRUFINO JIMMY	BOLIVIANA	569
95	CLAROS SANTA CRUZ JOSE MANUEL	BOLIVIANA	5,965
96	CLAROS ZARCO DONATO	BOLIVIANA	5,967
97	CLAURE RIVERA MARY SOL	BOLIVIANA	3
98	COLINA MUSTIELES GISELE	BOLIVIANA	3
99	COLLQUE COVARRUBIAS UBALDO	BOLIVIANA	78
100	COMPAÑÍA AMERICANA DE INVERSIONES-FCV FORTALEZA	BOLIVIANA	111,626
101	COMPAÑIA EXPLOTADORA DE MINAS LTDA.	BOLIVIANA	13,481
102	COMPAÑIA INDUSTRIAL DE TABACOS S.A.	BOLIVIANA	19,266
103	COMPAÑIA INDUSTRIAL LA SUPREMA	BOLIVIANA	2
104	COMPAÑIA MINERA DEL SUR S.A.	BOLIVIANA	340,616
105	CONSEJO SUPERIOR DE ENSEÑANZA TECNICA	BOLIVIANA	1,192
106	COOPERATIVA GRAFICA E. BURILLO	BOLIVIANA	262
107	COPA CADENA HORACIO	BOLIVIANA	3
108	CORDERO SALAZAR LUIS A.	BOLIVIANA	3
109	CORDERO TORRES MARCO	BOLIVIANA	3
110	CORDOVA MIRANDA CARLOS E.	BOLIVIANA	3
111	CORDOVA PEREYRA CHARLES M. ANGEL	BOLIVIANA	397
112	CORTEZ PAREDES LUCIO	BOLIVIANA	78
113	COSSIO ROCHA FRANZ	BOLIVIANA	51
114	CRESPO AGUILERA VERONICA CARLA	BOLIVIANA	401
115	CRESPO AGUILERA JUAN CARLOS	BOLIVIANA	401
116	CRESPO AGUILERA JUAN JOSE	BOLIVIANA	400
117	CUELLAR LEYGUE EDUARDO	BOLIVIANA	2
118	CUELLAR SEJAS HAROLD	BOLIVIANA	565
119	CUENCA REYES ORTIZ FERNANDO	BOLIVIANA	6,318
120	CURTIEMBRE ILLIMANI LTDA.	BOLIVIANA	1,351

Nómina de Accionistas del Banco BISA S.A. Al 31 de Diciembre de 2001

Nº	NOMBRE O RAZON SOCIAL DEL ACCIONISTA	NACIONALIDAD	CANTIDAD DE ACCIONES
121	CURTIEMBRE VIS DE KULJIS Y CIA.	BOLIVIANA	2,902
122	DAVILA CRUZ CLAUDIA	BOLIVIANA	3
123	DE LA BARRA POMA MIGUEL ANGEL	BOLIVIANA	282
124	DEL BARCO VIDEZ JORGE ANTONIO	BOLIVIANA	631
125	DIAZ JUSTINIANO LILIAN ROXANA	BOLIVIANA	3
126	DIAZ RIVERO JORGE GERARDO	BOLIVIANA	318
127	DICK NOYA EDGAR	BOLIVIANA	267
128	DORADO ARCE MONICA	BOLIVIANA	313
129	DORADO NAVA LUIS ENRIQUE	BOLIVIANA	1
130	DORIA MEDINA MARTINEZ CARLA	BOLIVIANA	3
131	DROGUERIA INTI	BOLIVIANA	128,912
132	DUERI Y CIA. LTDA.	BOLIVIANA	7,908
133	DUHAMEL ROJAS YARA ALEXANDRA	BOLIVIANA	282
134	DURALIT S.A.	BOLIVIANA	1,164,273
135	ECHEVERRIA AGREDA WALTER	BOLIVIANA	19,024
136	EDITORIAL BENAVIDES	BOLIVIANA	25
137	EDITORIAL FENIX	BOLIVIANA	171
138	ELIAS AYOROA ANA MARIA	BOLIVIANA	339
139	ELIAS AYOROA HECTOR	BOLIVIANA	678
140	ELIAS GLORIA AYOROA VDA. DE	BOLIVIANA	1,695
141	ELSNER SCHWEITZER HANS	BOLIVIANA	1,192
142	EMBOTELLADORA LA CASCADA LTDA.	BOLIVIANA	3,008
143	EMBOTELLADORA TUNARI	BOLIVIANA	4,281
144	EMPRESA EDITORA UNIVERSO	BOLIVIANA	26
145	EMPRESA EDITORA URQUIZO	BOLIVIANA	44
146	EMPRESA MINERA AVICAYA S.A.	BOLIVIANA	165
147	EMPRESA MINERA BARROSQUIRA LTDA.	BOLIVIANA	11,675
148	ESPINOZA DELGADO FREDDY	BOLIVIANA	1
149	ESTENSSORO OBLITAS MARIA DE LOS ANGELES	BOLIVIANA	286
150	ESTRADA CLAVIJO MARIA LUISA	BOLIVIANA	286
151	FABRICA DE AGUAS GASEOSAS ORIENTAL LTDA.	BOLIVIANA	3,550
152	FABRICA DE CALZADOS MARATHON	BOLIVIANA	3,948
153	FABRICA DE CAMISAS CORONA	BOLIVIANA	238
154	FABRICA DE CAMISAS LA MODELO	BOLIVIANA	384
155	FABRICA DE CINTAS Y TRENZADOS DAYZI	BOLIVIANA	922
156	FABRICA DE CONFECCIONES LA PAZ	BOLIVIANA	2,798
157	FABRICA DE CHOMPAS SAM DUCK	BOLIVIANA	386
158	FABRICA DE FLECOS LIMA	BOLIVIANA	21
159	FABRICA DE MANTAS RESCALA	BOLIVIANA	65
160	FABRICA DE MUEBLES FAMA LTDA.	BOLIVIANA	191
161	FABRICA DE PAPAYA SALVIETTI Y CIA.	BOLIVIANA	2,333
162	FABRICA DE PERSIANAS AGRAMONT	BOLIVIANA	130
163	FABRICA DE PINTURAS COLORIT S.A.	BOLIVIANA	1,013
164	FABRICA DE PINTURAS ESPINTBOL	BOLIVIANA	3,845
165	FABRICA DE PINTURAS MONOPOL	BOLIVIANA	1,021
166	FABRICA DE PRODUCTOS ALIMENTICIOS "CORONA"	BOLIVIANA	726
167	FABRICA DE PRODUCTOS DE ALAMBRE ATLAS LTDA.	BOLIVIANA	555
168	FABRICA DE ROPA INTERIOR BOLIVAR	BOLIVIANA	25
169	FABRICA DE ROPA LOS INFANTES	BOLIVIANA	60
170	FABRICA DE SALCHICHAS J. STEGE	BOLIVIANA	368
171	FABRICA DE TAPACORONAS FANET	BOLIVIANA	29
172	FABRICA DE TEJIDOS ARMEKO	BOLIVIANA	259
173	FABRICA DE TEJIDOS BESLONTEX	BOLIVIANA	106
174	FABRICA DE TEJIDOS BIALISTOK	BOLIVIANA	13
175	FABRICA DE TEJIDOS DAEX LTDA.	BOLIVIANA	1,892
176	FABRICA DE TEJIDOS DE PUNTO IM TERROT	BOLIVIANA	176
177	FABRICA DE TEJIDOS EL PACIFICO	BOLIVIANA	69
178	FABRICA DE TEJIDOS FADTEX	BOLIVIANA	6
179	FABRICA DE TEJIDOS FATIMA	BOLIVIANA	576
180	FABRICA DE TEJIDOS SAGRADO CORAZON	BOLIVIANA	235

Nº	NOMBRE O RAZON SOCIAL DEL ACCIONISTA	NACIONALIDAD	CANTIDAD DE ACCIONES
181	FABRICA DE TEJIDOS SELAN	BOLIVIANA	29
182	FABRICA DE TEJIDOS SFERTEX	BOLIVIANA	24
183	FABRICA DE TEJIDOS TEYCOT	BOLIVIANA	23
184	FABRICA FLECOTEX	BOLIVIANA	13
185	FERNANDEZ SILVA JUAN	BOLIVIANA	282
186	FERNANDEZ VACA OMAR	BOLIVIANA	458
187	FERRARI CLARA ALICIA PEÑA DE	BOLIVIANA	4,480
188	FERRUFINO JAUREGUI LUIS	BOLIVIANA	898
189	FIERRO DEL CARPIO EDUARDO H.	BOLIVIANA	901
190	FIGUEREDO CARBALLO ROSARIO	BOLIVIANA	3
191	FIORI CAMPERO JORGE L.	BOLIVIANA	1,417
192	FLEXI PLAST	BOLIVIANA	860
193	FORD BARBA THOMAS NIGEL	BOLIVIANA	448
194	FORTALEZA SAFI S.A. - FDO. DE INVERSIONES PRODUCE	BOLIVIANA	6
195	FRANULIC CASANOVAS NICOLAS ANTONIO	BOLIVIANA	117
196	FUNDACION BOLIVIANA DE DESARROLLO	BOLIVIANA	1,836
197	GARCIA EULERT ALVARO	BOLIVIANA	78
198	GARCIA HAYASHIDA OSMAR	BOLIVIANA	3
199	GARCIA RODRIGUEZ L. ENRIQUE	BOLIVIANA	4,364
200	GODINEZ ARMINDA SOLAR DE	BOLIVIANA	569
201	GOLDSCHMIDT CARLESSI DIETER	BOLIVIANA	329
202	GOLDSCHMIDT RONCAL CURT	BOLIVIANA	6,393
203	GOMATEX S.A.	BOLIVIANA	369
204	GOMEZ DE RENDON SILVIA	BOLIVIANA	565
205	GONZALES GIOVANI	BOLIVIANA	3
206	GONZALES MURILLO FATIMA R.	BOLIVIANA	631
207	GONZALES VASQUES MARCELO	BOLIVIANA	286
208	GRANADO ARGOTE EDGAR	BOLIVIANA	20,353
209	GRANIER MARIA ELENA URQUIDI DE	BOLIVIANA	1,505
210	GUARAYO MELGAR TATIANA	BOLIVIANA	1,204
211	GUARDIA MUNGUIA WILSON EDWIN	BOLIVIANA	168
212	GUTIERREZ JIMENEZ OSWALDO	BOLIVIANA	1,480
213	GUTIERREZ MACHICADO DULFREDO	BOLIVIANA	1,686
214	GUTIERREZ SANZ ALVARO	BOLIVIANA	631
215	GUTIERREZ TERCEROS CAROLA	BOLIVIANA	3
216	HANDALL JUAN CARLOS	BOLIVIANA	196
217	HAZOU CLAROS PETER	BOLIVIANA	3
218	HELGUERO ANDULCE LUIS WALTER	BOLIVIANA	117
219	HELGUERO DURAN CLAUDIA	BOLIVIANA	282
220	HERBAS MARCELA ROJAS DE	BOLIVIANA	282
221	HEYMERT JENS	BOLIVIANA	736
222	HILANDERIAS BOLIVIANAS HILBO S.A.	BOLIVIANA	3,394
223	HINOJOSA JIMENEZ PATRICIO MARCOS JAIME MAX	BOLIVIANA	52,412
224	HOEPFNER EVELYN EULATE DE	BOLIVIANA	569
225	HOESCHST LTDA.	BOLIVIANA	96
226	HOSTERIA SAN ANTONIO ROMERO VARGAS LTDA.	BOLIVIANA	23,419
227	HURTADO LLANOS JAIME A.	BOLIVIANA	3
228	HURTADO ROJAS ILSEM	BOLIVIANA	631
229	IBAÑEZ CARRASCO A. CESAR	BOLIVIANA	3
230	ICE INGENIEROS S.A.	BOLIVIANA	11,042,787
231	ILLANES MARIÑO MIGUEL ANGEL	BOLIVIANA	41
232	IMPRENTA KOLLASUYO	BOLIVIANA	34
233	IMPRENTA NACIONAL	BOLIVIANA	226
234	IMPRENTA UNIVERSITARIA	BOLIVIANA	66
235	INDUSTRIA CALCETINERA INCABOL	BOLIVIANA	247
236	INDUSTRIA MADERERA BOLIVIANA	BOLIVIANA	579
237	INDUSTRIAL SUPPLIES S.R.L.	BOLIVIANA	1,349
238	INDUSTRIAS BOLIVIANAS AGUILA	BOLIVIANA	36
239	INDUSTRIAS FAMET	BOLIVIANA	79
240	INDUSTRIAS LAC LTDA.	BOLIVIANA	768

Nómina de Accionistas del Banco BISA S.A. Al 31 de Diciembre de 2001

Nº	NOMBRE O RAZON SOCIAL DEL ACCIONISTA	NACIONALIDAD	CANTIDAD DE ACCIONES
241	INDUSTRIAS UNIDAS EL PROGRESO	BOLIVIANA	176
242	INDUSTRIAS VENADO S.A.	BOLIVIANA	132,182
243	INDUVAR S.A.	BOLIVIANA	2,140
244	INTERNATIONAL FINANCE CORPORATION-IFC	MULTINACIONAL	4,414,201
245	IRIARTE ROJAS IVAN GROVER	BOLIVIANA	69
246	JALDIN CLAROS HECTOR	BOLIVIANA	3
247	JIMENEZ CRESPO JOHN	BOLIVIANA	286
248	JIMENEZ PEREIRA RAMIRO	BOLIVIANA	65,546
249	JIMENEZ ROJAS ARNALDO	BOLIVIANA	3
250	JORDAN ARCE ROSEMARY ANGELICA	BOLIVIANA	3,526
251	JUSTINIANO ELIZABETH E. DE	BOLIVIANA	78
252	KALIFRA LTDA.	BOLIVIANA	2,262
253	KENZIE MEDINA RODERIC MC	BOLIVIANA	34
254	KOLLE PEREDO KATERINE	BOLIVIANA	569
255	KOZINER UDLER MARCELO	BOLIVIANA	2,064
256	LA MERCANTIL DE SEGUROS Y REASEGUROS S.A.	BOLIVIANA	3,511
257	LA PAPELERA S.A.	BOLIVIANA	32,584
258	LABORATORIOS AERO COS LTDA.	BOLIVIANA	376
259	LABORATORIOS ALFA LTDA.	BOLIVIANA	741
260	LABORATORIOS ESFASA	BOLIVIANA	1,395
261	LABORATORIOS VITA S.A.	BOLIVIANA	8,366
262	LACAZE OVANDO ALBO	BOLIVIANA	945
263	LAGUNA TAPIA JOSE ANDRES	BOLIVIANA	2,148
264	LAZCANO LOAYZA MARCO L.	BOLIVIANA	631
265	LEMA GUTIERREZ MARIO	BOLIVIANA	565
266	LEMA GUTIERREZ SERGIO	BOLIVIANA	12,121
267	LIEVANA BARROS ANA MARIA MONICA	BOLIVIANA	51
268	LINARES ALCIRA TORO VDA. DE	BOLIVIANA	921
269	LINCH MODESTA VDA. DE	BOLIVIANA	23
270	LEON PRADO JULIO	BOLIVIANA	7,834,820
271	LLANO BAZAN CLAUDIA	BOLIVIANA	3
272	LOPEZ DELGADILLO GONZALO	BOLIVIANA	1,572
273	LOPEZ LAVADENZ MARTHA CAROLINA	BOLIVIANA	160
274	LOPEZ MERCADO ANA MARIA	BOLIVIANA	318
275	LOVERA MONTAÑO OMAR	BOLIVIANA	282
276	MAC LEAN ALBERTO	BOLIVIANA	1,192
277	MAC LEAN SORUCO MARIA ELENA DEL PILAR DE	BOLIVIANA	2,353
278	MANRIQUE OSINAGA MIRIAM FATIMA	BOLIVIANA	3
279	MANUFACTURAS DE ALGODON SAID S.A.	BOLIVIANA	741
280	MANUFACTURAS TEXTILES CHAMON	BOLIVIANA	13
281	MARCA BILBAO ENRIQUE	BOLIVIANA	31
282	MARMOLERA S.R.L.	BOLIVIANA	4,277
283	MARTINIS ETEROVIC FRANCISCO	BOLIVIANA	565
284	MARTINEZ MARUJA IBAÑEZ VDA. DE	BOLIVIANA	443
285	MATADERO LOS LUCUMOS	BOLIVIANA	951
286	MAYORGA ANTEZANA ANA MARIA	BOLIVIANA	565
287	MELEAN JIMENA VERA DE	BOLIVIANA	57
288	MENA FLORA FERNANDEZ VDA. DE	BOLIVIANA	5,545
289	MENDEZ MUÑOZ PEDRO ANDRES	BOLIVIANA	68,013
290	MENDEZ PADILLA SONIA	BOLIVIANA	941
291	MENDOZA CASTELLON RAFAEL	BOLIVIANA	19,943
292	MENDOZA SAUCEDO RAMON	BOLIVIANA	631
293	MERCADO MARIA CRISTINA R. DE	BOLIVIANA	78
294	MERIDA LIMA HELGA LUCIA	BOLIVIANA	3
295	MINAYA RAMOS ARSENIO O.	BOLIVIANA	1,162
296	MIRANDA OCHOA ELIANE DE	BOLIVIANA	3
297	MIRANDA GUTIERREZ FROILAN PEDRO	BOLIVIANA	1,776
298	MIRANDA PEREZ ETELKA	BOLIVIANA	33
299	MOLINA JARO WALTER G.	BOLIVIANA	631
300	MOLINA SALINAS JORGE	BOLIVIANA	3

Nº	NOMBRE O RAZON SOCIAL DEL ACCIONISTA	NACIONALIDAD	CANTIDAD DE ACCIONES
301	MOLLINEDO ARCHONDO MARINA L.	BOLIVIANA	3
302	MONJE CAMPOS MARCO ANTONIO	BOLIVIANA	3
303	MONROY IRUSTA FELIX	BOLIVIANA	13,476
304	MONTALVAN DA SILVA CARLOS ALBERTO	BOLIVIANA	3
305	MONTAÑO FIGUEREDO MIGUEL ANGEL	BOLIVIANA	3
306	MONTAÑO ROSALES ALCIDES ROLANDO	BOLIVIANA	3
307	MONTECINOS BERNAL RAUL JOSE	BOLIVIANA	33
308	MONTELLANO ARANA LUIS	BOLIVIANA	4,598
309	MONTERO NUÑEZ DEL PRADO ARTURO	BOLIVIANA	7,132
310	MONTROSE COMMERCIAL INC.	PANAMEÑA	11,584,763
311	MORENO SANJINES HELIO	BOLIVIANA	1,480
312	MOSCOSO BUSTILLOS XIMENA	BOLIVIANA	650
313	MOSCOSO RICO GASTON OSCAR	BOLIVIANA	1,461
314	MOYER BENTON	NORTEAMERICANA	8,423
315	MUÑOZ AREVALO PATRICIA	BOLIVIANA	3
316	MUÑOZ SAAVEDRA JAIME	BOLIVIANA	78
317	MUR ALBINO MIGUEL ANGEL	BOLIVIANA	3
318	MURGA CARRANZA SERGIO	PERUANA	12,898
319	NATIONAL DESTILERS DE BOLIVIA S.A.	BOLIVIANA	259
320	NAVARRO CONTRERAS MIGUEL	BOLIVIANA	1,568
321	NAVARRO YAGUE IVONE	BOLIVIANA	890
322	NEGRETTY HUARAYO MANUEL	BOLIVIANA	282
323	NUÑEZ ARTEAGA TATIANA DE	BOLIVIANA	36
324	OPTICA LA PAZ	BOLIVIANA	388
325	ORTIZ ACHA JULIO	BOLIVIANA	3
326	OTERO STEINHART JUAN	PERUANA	719,061
327	OVIEDO MENDOZA F. ERLAND	BOLIVIANA	318
328	PABON ZALLES RAFAEL	BOLIVIANA	565
329	PALACIOS CAMPOS FREDDY	BOLIVIANA	1,417
330	PALZA PRUDENCIO JAVIER	BOLIVIANA	1,057
331	PALZA PRUDENCIO JAVIER Y/O PALZA LILA PRUDENCIO	BOLIVIANA	7,894
332	PANAMERICAN SECURITIES S.A.	BOLIVIANA	73,226
333	PARDO BORTH FERNANDO	BOLIVIANA	1,572
334	PASTEN REYNAGA BORIS ALBERTO	BOLIVIANA	282
335	PASAPERA LINARES ELFFI	BOLIVIANA	557
336	PATIÑO BUSTAMANTE LUIS	BOLIVIANA	5,441
337	PATRONI REA NEISMA	BOLIVIANA	941
338	PAZ ARAUCO ROCA GONZALO	BOLIVIANA	3
339	PAZ PACHECO GONZALO	BOLIVIANA	39,471
340	PEÑARANDA BOJANIC SUSANA	BOLIVIANA	11,311
341	PEÑAFIEL MOLINA DANIELA GISELA X.	BOLIVIANA	44
342	PEREZ MORALEZ CRISTINA DEL CARMEN	BOLIVIANA	95
343	PEREZ VISCARRA MIGUEL A.	BOLIVIANA	1,417
344	PLASMAR S.A.	BOLIVIANA	26,729
345	PINCETIC DOMIC VISNJA DE	BOLIVIANA	155
346	PLASTOFORM LTDA.	BOLIVIANA	3,984
347	PLAZA CAMACHO AUGUSTO	BOLIVIANA	993
348	PLAZA VDA.DE FIORILO MARTHA I.	BOLIVIANA	993
349	POMA TICONA HUGO	BOLIVIANA	282
350	PORTUGAL CAMACHO VICTOR HUGO	BOLIVIANA	3
351	POZO HAILLOT MARIA CECILIA	BOLIVIANA	313
352	POZO URIA FERNANDO	BOLIVIANA	1,358
353	POZO VARGAS ELVIO	BOLIVIANA	1,864
354	POZO ZAPATA NAPOLEON	BOLIVIANA	711
355	PROBOLSA S.A.	BOLIVIANA	1,978
356	QUINTANILLA TERESA MA. ELIANA HANHART DE	BOLIVIANA	6,086
357	QUISPE PASTEN CIPRIANO	BOLIVIANA	82
358	RAMIREZ AÑEZ DALCY CAROLINA	BOLIVIANA	3
359	RECKEWEG ENDARA VERONICA	BOLIVIANA	32
360	REDONDO OYOLA MARIA MARTHA	BOLIVIANA	3

Nómina de Accionistas del Banco BISA S.A. Al 31 de Diciembre de 2001

Nº	NOMBRE O RAZON SOCIAL DEL ACCIONISTA	NACIONALIDAD	CANTIDAD DE ACCIONES
361	RESNIKOWSKI Y CIA.	BOLIVIANA	73
362	REYES BEJARANO NORMAN	BOLIVIANA	3
363	REYES DALVA CESAR	BOLIVIANA	3
364	REYES LEAÑO FREDDY E.	BOLIVIANA	278
365	RIOS BRIDEUX IRIARTE MIGUEL A.	BOLIVIANA	3
366	RIOS URQUIZO CLAUDIA	BOLIVIANA	3
367	RIVERA DAVALOS MARIA CECILIA	BOLIVIANA	3
368	RIVERA GARNICA JOSE A.	BOLIVIANA	3
369	RIVERO MEJIA JOSE LUIS	BOLIVIANA	3
370	RIVERO MENDOZA LUIS FELIPE	BOLIVIANA	50
371	ROCA LEIGUE PAULO CESAR	BOLIVIANA	569
372	RODRIGO VARGAS E. XIMENA	BOLIVIANA	286
373	RODRIGUEZ DEL CASTILLO ELIANA	BOLIVIANA	78
374	RODRIGUEZ ESPAÑA ANDRES	BOLIVIANA	82
375	ROLDAN ESPINOZA FERNANDO	BOLIVIANA	569
376	ROMERO CASTELLANOS GUIDO RICARDO	BOLIVIANA	203
377	ROMERO EDUARDO ROSARIO	BOLIVIANA	3
378	ROMERO EGUINO RUBEN	BOLIVIANA	1,334
379	ROMERO MALLEA CARLOS	BOLIVIANA	89
380	RUBIN DE CELIS RIVEROS LILIAM CARLA	BOLIVIANA	569
381	RUISANCHEZ JOSE MARIA	CUBANA	94,350
382	RUIZ LUZIO VALENTINA DE	BOLIVIANA	282
383	RUIZ MONTAÑO JORGE	BOLIVIANA	23,027
384	SAAVEDRA AGUILAR EDUARDO	BOLIVIANA	3
385	SAAVEDRA DE JIMENEZ ROSE MARIE	BOLIVIANA	565
386	SALAMANCA ZENTENO DANIEL	BOLIVIANA	3
387	SALAZAR ELSA PAREDES DE	BOLIVIANA	6,497
388	SALINAS IÑIGUEZ MARCO ANTONIO	BOLIVIANA	37,278
389	SALMON CHACON CECILIA	BOLIVIANA	3
390	SALVATIERRA SOLIZ PEDRO	BOLIVIANA	3
391	SANJINEZ LIZARAZU ROSARIO	BOLIVIANA	78
392	SANJINEZ MACUAGA JOSE LUIS	BOLIVIANA	3
393	SANJINES VARGAS MARY EUGENIA	BOLIVIANA	565
394	SANTA CRUZ GLADYS DE	BOLIVIANA	78
395	SANTA CRUZ MARIA ELENA TERRAZAS DE	BOLIVIANA	570
396	SARAVIA PORTUGAL JANNETH	BOLIVIANA	569
397	SCHERING BOLIVIANA	BOLIVIANA	227
398	SEARS ARCHIVALD F.J.	INGLESA	60,331
399	SERVICIOS GENERALES Y MINEROS LTDA.	BOLIVIANA	79
400	SEVILLA PERALTA GRACIELA	BOLIVIANA	282
401	SILLERICO BAPTISTA FELIPE	BOLIVIANA	277
402	SOCIEDAD BOLIVIANA DE CEMENTO S.A.	BOLIVIANA	69,902
403	SOCIEDAD INDUSTRIAL LA FRANCESA LTDA.	BOLIVIANA	14,382
404	SOCIEDAD NACIONAL TEXTIL SONATEX S.A.	BOLIVIANA	534
405	SOCIEDAD TEXTIL COMERCIAL SOTECO	BOLIVIANA	281
406	SOLIZ CASTRO RICARDO	BOLIVIANA	3
407	SOLARES MARISCAL MARCELO	BOLIVIANA	313
408	SOTO PAZ MARIA JOSE	BOLIVIANA	3
409	SOTOMAYOR MAUSOLF ROLANDO STEPHAN	BOLIVIANA	293
410	STEFFEN CERVANTES JACK	BOLIVIANA	598
411	STEFFEN CERVANTES MAX	BOLIVIANA	598
412	STEFFEN CERVANTES FRANZ	BOLIVIANA	599
413	STEFFEN NUÑEZ ELIZABETH	BOLIVIANA	599
414	STOJANOVIC VUKSANOVIC DRAGO	BOLIVIANA	3
415	SUAREZ BETTY NUÑEZ DE	BOLIVIANA	201
416	SUCESION HORACIO ANIBAL UGARTECHE	BOLIVIANA	4,368
417	TABOADA IBAÑEZ VIVIANA	BOLIVIANA	282
418	TABORGA ARTURO	BOLIVIANA	1,192

Nómina de Accionistas del Banco BISA S.A.
Al 31 de Diciembre de 2001

Nº	NOMBRE O RAZON SOCIAL DEL ACCIONISTA	NACIONALIDAD	CANTIDAD DE ACCIONES
419	TABORGA RIVERO C. PATRICIA	BOLIVIANA	3
420	TACOPLASTIX	BOLIVIANA	363
421	TAPIA GASPAR VICTOR HUGO	BOLIVIANA	3
422	TEJERINA ARDILES AYDA	BOLIVIANA	282
423	TERAN BARRIENTOS MARCELO	BOLIVIANA	1,131
424	TERRAZAS IBANEZ JORGE	BOLIVIANA	564
425	TEXTILON S.R.L.	BOLIVIANA	1,107
426	THAMES ANGLES OSCAR ENRIQUE	BOLIVIANA	565
427	TORO ARGANDOÑA FERNANDO J.	BOLIVIANA	1,293
428	TORREZ SERRANO JANET	BOLIVIANA	347
429	TREDINNICK A. EILEEN	BOLIVIANA	3,131
430	TUDELA VARGAS ISAAC	BOLIVIANA	3
431	UREÑA AÑEZ GUILLERMO	BOLIVIANA	78
432	URIA PIZARRO CARLOS	BOLIVIANA	565
433	URQUIDI MARAÑON SANDRA	BOLIVIANA	627
434	URQUIDI ORTIZ RENE	BOLIVIANA	1,505
435	URQUIETA BARRIOS JACQUELINE	BOLIVIANA	1,413
436	VACA DIEZ LEONOR C. VDA. DE	BOLIVIANA	316
437	VALDES MERY B.VILLANUEVA DE	BOLIVIANA	70
438	VALDEZ MIRANDA JAIME FERNANDO Y VALDEZ MIRANDA DIEGO ALFONSO	BOLIVIANA	114
439	VALDES VILLANUEVA JAIME	BOLIVIANA	463
440	VALDES VILLANUEVA MAURICIO	BOLIVIANA	168
441	VALDEZ ENRIQUETA H. DE	BOLIVIANA	1,695
442	VALDEZ MAMANI CLAUDIO	BOLIVIANA	44
443	VALDIVIA RUTH VALDES DE	BOLIVIANA	565
444	VALVERDE ORELLANA ANA CAROLA	BOLIVIANA	3
445	VARGAS LEON JULIO	BOLIVIANA	8,487
446	VARGAS SALAS VERONICA	BOLIVIANA	565
447	VELARDE MOLLINEDO CARLOS FERNANDO	BOLIVIANA	655
448	VELARDE VERA HUGO SERGIO	BOLIVIANA	55
449	VELASCO ARREDONDO MARTHA	BOLIVIANA	3,278
450	VELASCO TUDELA JORGE	BOLIVIANA	3
451	VELAZQUEZ MARTINEZ MARCELO	BOLIVIANA	78
452	VENTURA ALVARADO AGAPITO	BOLIVIANA	282
453	VERA SUSANA KOCH DE	BOLIVIANA	626
454	VERGARA FABIOLA	BOLIVIANA	6
455	VERGARA JIMENEZ WALDO	BOLIVIANA	4,846
456	VERGARA SEGURA FRANZ CARLOS	BOLIVIANA	422
457	VIGUERAS M. LORENZO PABLO	BOLIVIANA	3,068
458	VILLANUEVA URIARTE CLAUDIA VIVIANA	BOLIVIANA	3
459	VILLAR HUMBERTO DEL	BOLIVIANA	1,519
460	VILLARROEL PARDO MARVIN	BOLIVIANA	313
461	VOLCAN S.A.	BOLIVIANA	55,933
462	ZABALA BELTRAN MARIA DEL CARMEN	BOLIVIANA	1,479
463	ZABALA G. MANUEL	BOLIVIANA	2,396
464	ZABALA MONTENEGRO ROLANDO	BOLIVIANA	1,029
465	ZABALA OYOLA JAKELINE	BOLIVIANA	3
466	ZABALA ROCHA MARLENI	BOLIVIANA	565
467	ZAMBRANA BOLAÑOS ANNA PATRICIA DE	BOLIVIANA	110
468	ZAMORA DE BELTRAN CARMELA	BOLIVIANA	631
469	ZANKIZ BERTHIN MARIO HERNAN	BOLIVIANA	234
470	ZEBALLOS LLANOS MARCELO	BOLIVIANA	428
471	ZEBALLOS MONROY YESENIA FATIMA	BOLIVIANA	3
472	ZEBALLOS SERNA MARCO A.	BOLIVIANA	29
473	ZEGARRA ARANA GERMAN	BOLIVIANA	1,572
474	ZENTENO SALAZAR JAVIER ALFONSO	BOLIVIANA	3

Diseño y diagramación
Gramma Publicidad S.R.L.
Fotografía: (Imágenes de Bolivia) Antonio Suárez
Impresión: Weinberg
marzo, 2002

emoria Anual 2000



banco bisa

Simplificando su vida



Los detalles simples…



Í n d i c e

Carta del Presidente a los Accionistas



Señores Accionistas:

Tengo el agrado de presentar a vuestra consideración la Memoria Anual del **Banco BISA S.A.** *correspondiente a la gestión 2000. Los resultados obtenidos, en un entorno macroeconómico estable pero con bajo crecimiento económico y una coyuntura político-social algo deteriorada, son muy satisfactorios y permiten ratificar el liderazgo del* **Banco BISA S.A.** *como uno de los más sólidos y rentables del sistema bancario boliviano.*

La economía boliviana presentó, durante el año 2000, un crecimiento del producto interno bruto del 2,0%, con una devaluación del boliviano en relación al dólar estadounidense del 6,7%, porcentaje éste superior al de la inflación, que alcanzó el 3,4%. Por otro lado, las reservas internacionales mantuvieron un saldo de aproximadamente USD 1.044 millones que equivalen a una cobertura de 7,7 meses de importaciones, gracias principalmente a los altos niveles de inversión extranjera directa por USD 790 millones, que compensaron el déficit de USD 374 millones en la balanza comercial.

A pesar de la continuidad en la estabilidad macroeconómica, el gobierno debió hacer frente a dos importantes conflictos sociales emergentes de medidas críticas. Entre ellas es importante mencionar la drástica política de erradicación de las plantaciones de coca en la región del Chapare y la Reforma de Aduanas, las cuales afectaron fuertemente a los sectores informales de la economía generando situaciones de descontento y violencia. Si bien estas y otras señales de algunos sectores generan preocupación en el corto plazo, se estima que las reformas estructurales implementadas durante los últimos años beneficiarán a los sectores más pobres y marginados en el largo plazo.

Durante la presente gestión y a raíz del bajo crecimiento económico, endurecimiento de las regulaciones bancarias y políticas rígidas de bancos extranjeros para reducir su exposición al mercado crediticio, la oferta crediticia se redujo cayendo el nivel de cartera bruta en un 11,4% y al mismo tiempo la mora del sistema creció significativamente en 56,0%, presionando fuertemente los estados de resultados de los bancos vía previsiones por incobrabilidad de créditos ante políticas bancarias más prudentes. A su vez, la liquidez del sistema bancario fue bastante alta durante todo el año. Como resultado final, el sistema bancario presentó una pérdida del 9,1% sobre patrimonio promedio.

Ante esta coyuntura, el **Banco BISA S.A.** *siguió una estrategia conservadora de bajo crecimiento en cartera acompañada de un incremento en 44,0% en previsiones tanto por incobrabilidad de créditos como por desvalorización de bienes realizables.*



Para compensar este efecto, se incrementó el margen financiero y los niveles de liquidez se mantuvieron acotados. A su vez, se realizó una gestión de captación de fondos a largo plazo para mejorar el calce de activos y pasivos aprovechando la coyuntura de tasas de interés bajas en el país. Como resultado, el ***BISA*** *generó una rentabilidad positiva del 11,3% sobre patrimonio promedio.*



Por otro lado, y demostrando la confianza en el largo plazo, el Banco ha profundizado durante el año 2000 su campaña de "Simplificando su Vida" invirtiendo no sólo en publicidad sino también en cambios y mejoras a los procesos y la formación y capacitación de una fuerza de ventas mucho más efectiva. Además, y para mayor diversificación de ingresos, el Grupo ***BISA*** *hizo una apuesta al mercado asegurador al adquirir las compañías Unicruz Seguros Generales y Unicruz Seguros de Vida, con lo cual se alcanzó el liderazgo en este rubro.*

En base a todos los antecedentes mencionados, deseo expresar mi reconocimiento a los accionistas, miembros del Directorio, el cuerpo ejecutivo y todos y cada uno de los funcionarios del Banco, quienes aportan con su mejor esfuerzo a esta institución. También deseo agradecer a nuestros clientes y proveedores de fondos por la confianza otorgada, sin la cual el ***Banco BISA S.A.*** *no podría constituirse en uno de los mejores bancos de Bolivia.*

Ing. Julio León Prado
Presidente del Directorio



Directorio y Planta Ejecutiva

Directorio

Presidente:
Julio León Prado

Primer Vicepresidente:
Benton Moyer

Segundo Vicepresidente:
José Vicente Maldonado

Directores:

Osvaldo Bayá Clavijo
Fernando España Cortez
Gonzalo Paz Pacheco
Julio Jaime Urquidi Gumucio

Síndico:
Sergio Koremblit

Síndico Suplente:
Cesar Lora

Comité Consultivo

Enrique García

Presidente Ejecutivo
Corporación Andina
de Fomento

Helmut Paul

President
Helmut Paul and Company

Roland B. Bandelier

Executive Vice President
Regional Head
Institutional Banking Sales
Standard Chartered Bank





E j e c u



José Luis Aranguren
Vicepresidente Ejecutivo

Mario Lema
Vicepresidente Nacional de Operaciones y Administración

Alberto Zuazo
Vicepresidente Nacional de Negocios

Marcelo Castellanos
Vicepresidente Nacional de Internacional y Finanzas

Tomás Barrios
Vicepresidente Regional Cochabamba

t i v o s



Drago Stojanovic
Vicepresidente Regional
Santa Cruz

Marco De la Rocha
Vicepresidente Regional
La Paz

Sergio Murga
Vicepresidente
de Informática

Luis Castañeda
Vicepresidente Regional
de Negocios, Santa Cruz

Pedro Méndez
Vicepresidente Regional
de Negocios, Cochabamba

Miguel Navarro
Vicepresidente Regio
de Negocios, La Pa:



Informe de la Gestión 2000



R e p o r t e   G e r e n c i a l

Aspectos Macroeconómicos

Pese a la recuperación de las exportaciones bolivianas, durante al año 2000 el ritmo de crecimiento del Producto Interno Bruto se mantuvo bajo, alcanzando un 2,0%. Aún más, si se incluyese la economía informal en las estadísticas de crecimiento se obtendría probablemente un decrecimiento de la economía total. Las principales causas de este bajo nivel de crecimiento fueron una drástica política de erradicación de plantaciones de coca en la zona del Chapare y la Reforma de Aduanas, que afectaron al sector informal de la economía, por un lado, y las políticas de reducción de negocios en el país por parte de bancos extranjeros así como la aplicación de regulaciones bancarias sobre previsiones que redujeron la oferta crediticia, por el otro. Como resultado, se produjo un estrangulamiento financiero del sector productivo y comercial nacional, tanto por el lado de la demanda como de la oferta.

La inflación alcanzó el 3,4% mientras que la devaluación del boliviano con relación al dólar estadounidense alcanzó un 6,7%. A pesar del contexto económico complicado, el déficit fiscal como porcentaje del PIB se mantuvo aproximadamente estable. La política monetaria del Banco Central de Bolivia fue en la mayor parte del año relajada y, acompañada de la alta liquidez del sistema bancario y el decrecimiento de la cartera de créditos, generó una caída de las tasas de interés internas. Este hecho contrastó significativamente con la tendencia de los tipos de tasas de interés externas que subieron durante este mismo periodo.

Las Reservas Internacionales Netas disminuyeron en el año en USD 70 millones, producto de una reducción en la cuenta de capital, principalmente por menor inversión extranjera directa comparada con un déficit de balanza comercial estable. Si bien se consideraba que el crecimiento de la economía boliviana del año pasado - aunque bajo - se destacaba en la región, por el contrario, este año su desenvolvimiento fue inferior al del promedio de las economías latinoamericanas, que se recuperaron más rápidamente de la crisis del año 1999. Esto último explica las razones de los conflictos sociales suscitados en los meses de abril y septiembre, que a su vez tuvieron mayor notoriedad y efectos que muchos otros anteriores por un debilitamiento político de la coalición del gobierno actual. A pesar de estos problemas coyunturales, la administración mantiene optimismo en el mediano y largo plazo.

Sistema Bancario

Para entender el comportamiento del sistema bancario boliviano es importante recordar que hasta finales del año 1998 se produjeron algunos cambios cuyos efectos se terminaron de materializar durante el año 2000. El incremento de la propiedad extranjera en los bancos y su efecto en nuevas políticas internas rigurosas de reducción de negocios, una nueva normativa de calificación y previsionamiento de cartera, y la crisis internacional que inició un nuevo ciclo económico en el país con características de desaceleramiento y para muchos considerado recesivo.

Todos estos hechos permiten comprender la caída en el nivel de la cartera de créditos directos y contingentes. Asimismo, queda explicado el deterioro de la cartera a través de los índices de cartera en mora sobre cartera bruta, previsiones por incobrabilidad sobre cartera morosa y bienes realizables sobre cartera bruta.

Como se mencionó anteriormente, el año que termina se caracterizó por una alta liquidez que fue atenuada mediante la cancelación por parte de los bancos de su deuda externa; a su vez, el decrecimiento de cartera y los aportes de capital y deuda subordinada incrementaron la solvencia de los bancos medida por el coeficiente de adecuación patrimonial (CAP), pese al fuerte incremento de previsiones realizadas por ellos.

La eficiencia administrativa de los bancos se mantuvo y como resultado de todas las variaciones antes mencionadas, su rentabilidad cayó fuertemente, sobretodo por el deterioro de cartera y sus respectivas previsiones, lo cual fue parcialmente compensado con mayores márgenes financieros gracias al entorno de tasas pasivas bajas en el mercado interno.

En síntesis, como resultado de la gestión 2000, el sistema bancario se muestra más solvente y consolidado aunque menos rentable y con mayores riesgos crediticios.



MM de USD
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,218
4,053
3,590
3,461
2,948
2,788
2,542
3,473
3,520
3,442
2,920
3,066
2,434
2,190
962
849
482
465
547
235
255
299
357
482
512
1994
1995
1996
1997
1998
1999
2000
Cartera Bruta
Captaciones
Contingente
Patrimonio
Finan. Externo
Liquidez



Banco BISA S.A.

Los antecedentes macroeconómicos y bancarios antes descritos han afectado también los resultados del Banco de la presente gestión. Destaca claramente el deterioro en la calidad de cartera reflejado por el incremento de los índices de morosidad y la reducción en los índices de cobertura de previsiones. Este efecto negativo fue acompañado por la estabilidad en el índice de bienes realizables sobre cartera bruta y el incremento en el índice de previsiones de bienes realizables sobre bienes realizables.

Resulta evidente el efecto en el estado de resultados por el deterioro de la calidad de cartera, presentándose una caída en la utilidad neta cuyas causas son explicadas en detalle más adelante.

Si bien el **BISA** creció a un ritmo mucho menor que en anteriores gestiones, su participación de mercado se incrementó en lo que concierne a cartera bruta, captaciones del público y tarjetas de crédito. Por otro lado y en línea con el sistema bancario, los negocios contingentes del Banco cayeron fuertemente pero se mantuvo el primer lugar en participación de mercado en cartas de crédito y el segundo lugar en garantías emitidas.



Del mismo modo, se consolidó como el segundo Banco más grande en términos de cartera, contingentes y patrimonio neto. Gracias a su respaldo internacional, se convirtió en el mayor banco captador de recursos externos que provienen del uso de líneas para operaciones de comercio exterior y financiamiento a mediano y largo plazo.

Finalmente, la liquidez, que se redujo durante la mayor parte del año para mejorar la eficiencia en el manejo de los recursos más líquidos del Banco, fue incrementada durante los últimos meses.

Banco BISA S.A. **Indicadores Financieros**	**BISA Dic./99**	**BISA Dic./00**	**Tot. Sis. Ban Dic./99**	**Tot. Sis. Ban Dic./00**
Calidad de Activos				
MORA= Cartera en Mora/Cartera Bruta	2.88%	4.59%	6.57%	11.57%
Previsiones/Cartera Mora	85.20%	71.05%	55.81%	54.66%
Previsiones/Cartera en Ejecución	106.38%	87.54%	95.94%	84.30%
Bienes Realizables/Cartera Bruta	2.91%	2.94%	2.06%	2.75%
Capital				
Apalancamiento= Activo + Contingente/Patrimonio (N° de Veces)	11.62	10.41	12.56	11.43
Patrimonio/Cartera Bruta	14.00%	14.77%	12.63%	13.80%
Coeficiente de Adecuación Patrimonial	12.20%	13.44%	12.18%	13.54%
Rentabilidad				
ROAA Anualizado= Utilidad Neta/Activo (Promedio)	1.56%	1.24%	0.72%	-0.87%
ROAE Anualizado= Utilidad Neta/Patrimonio (Promedio)	14.00%	11.32%	8.12%	-9.22%
Ingresos no Financieros/Total Ingresos (sin Subsid. y Bienes Realizables)	6.26%	5.85%	8.95%	9.85%
Liquidez				
Disp.- Fisc. + Inv. Liquidas/Activo	17.02%	17.91%	21.83%	23.53%
Disp.- Fisc. + Inv. Liquidas/Vista + Ahorro + DPF`s a 30d	82.51%	79.53%	89.98%	83.77%
Eficiencia Administrativa				
Gastos Operativos + Gastos Adminis./Resultado Finan. Bruto + Ing. Oper.	58.75%	59.04%	65.24%	66.70%
Gastos Generales y Personal/Activo + Contingente	1.90%	2.14%	3.14%	3.49%
Indicadores de Crecimiento (Anual)				
Cartera Bruta	18.36%	3.50%	-2.60%	-11.42%
Obligaciones con el Público	24.20%	5.80%	3.15%	-2.47%
Cartas de Crédito	41.38%	-21.09%	-32.61%	-39.81%
Boletas de Garantía y Stand Bys	-2.18%	-34.56%	-4.95%	-27.20%

Imagen Corporativa.

Para profundizar el liderazgo del Banco hacia futuro como el mejor banco en calidad de servicios, se profundizó la campaña corporativa: "***Banco BISA, Simplificando su Vida***".

Durante el año 2000 se dio continuidad a la campaña publicitaria pero con mayor énfasis en el proceso de mejora continua al interior del Banco. El **BISA** realizó un fuerte ajuste salarial e incrementó sus gastos en capacitación del personal. Por otro lado, se lanzaron nuevos productos, se implementaron diferentes aplicaciones de software, se rediseñaron sus agencias y se realizó una reingeniería de algunos procesos, todo ello para simplificar la vida de nuestros clientes.



Merece especial mención el lanzamiento del programa de Garantía de Calidad. Mediante éste, el Banco garantiza el cumplimiento de un estándar de calidad en diferentes servicios que son brindados a los clientes. En este sentido, el programa fue lanzado con el servicio de emisión de boletas de garantía bajo línea, comprometiéndose ante los clientes la emisión en no más de cuatro horas hábiles. Si el Banco incumple el compromiso, no cobra la comisión respectiva.

banco bisa
simplificando su vida



Negocios de Banca Corporativa

Como componente principal de la estrategia del Banco, el incremento en volúmenes de negocios con las empresas grandes del país continuó siendo cada vez mayor. Un reflejo claro constituye el aumento en la participación de mercado de la cartera bruta y de la cartera bruta excluyendo préstamos de vivienda, por el lado de activos; captaciones a la vista, por el lado de los pasivos; y de la participación de mercado en cartas de crédito de importación y exportación así como garantías, por el lado de los contingentes.

La región de mayor crecimiento fue Santa Cruz. Los sectores en los que más se creció fueron relacionados en su mayoría al sector exportador. Esto muestra un crecimiento muy sano pues los clientes exportadores fueron los que mayor repunte presentaron durante la presente gestión.

Por lo tanto, el **Banco BISA S.A.** mantiene su política de crecer con buena calidad de cartera aunque a un ritmo mucho más lento que en el pasado, para lo cual profundiza cada vez más sus procesos de análisis, capacita a sus oficiales de negocios y refuerza las áreas de control de riesgo crediticio.

Participación del Banco BISA S.A. en el Sistema Bancario
Negocios de Banca Corporativa


35%
30%
25%
20%
15%
10%
5%
24.90%
22.10%
22.01%
19.78%
15.61%
11.51%
11.57%
11.55%
10.85%
13.36%
10.65%
11.74%
7.14%
7.79%
1994
1995
1996
1997
1998
1999
2000
Cartera Bruta
Vista
Cartas de Crédito
Boletas de Garantía y Stand Bys

Negocios de Banca de Personas

Si bien el ingreso del Banco al segmento de personas ha sido reciente en cuanto al negocio de tarjetas de crédito y créditos para la vivienda, gracias al diseño de los productos y la calidad de servicios, durante el año 2000 se ha alcanzado una participación del mercado de 7,6% y 7,7%, respectivamente. Asimismo, la emisión de tarjetas Visa Platinum tuvo gran éxito, alcanzando a 970 tarjetas, con lo cual reforzó la relación con los clientes que tradicionalmente ha atendido. Otro producto lanzado en el periodo fue Bisa Pago, que permite a nuestros clientes despreocuparse de todas sus obligaciones de pago con los proveedores de servicios y además recibir información sobre todos los pagos efectuados en diferentes periodos de tiempo.

También, cabe notar el destacado crecimiento en la participación de mercado en ahorros gracias al éxito del producto Bisa Activa que, pese a la reducción de la tasa pagada, mostró un crecimiento del 35,8% durante el año; por otro lado, en depósitos a plazo fijo se logró reemplazar en gran medida depósitos de inversionistas institucionales por depósitos del público, ganando en diversificación y estabilidad de fondos.

Participación del Banco BISA S.A. en el Sistema Bancario
Negocios de Banca de Personas


14%
12%
10%
8%
6%
4%
6.59%
7.58%
7.39%
8.96%
7.18%
10.10%
12.33%
1994
1995
1996
1997
1998
1999
2000
Ahorro
Plazo

Subsidiarias

Para profundizar el liderazgo como grupo financiero y generar valor a través de mayores economías de escala en el negocio de seguros, el Grupo **BISA S.A.** adquirió Unicruz Seguros Generales S.A. y Unicruz Seguros de Vida S.A y los fusionó a **BISA** Seguros S.A. y a La Vitalicia, respectivamente. Esta última fue calificada por la Superintendencia de Pensiones Valores y Seguros para participar de la licitación de seguros previsionales a realizarse en abril de 2001.

Finalmente, es importante mencionar la formación de dos nuevas empresas dentro del Grupo: **BISA S.A.** Administradora de Fondos de Inversión, que por aspectos regulatorios pasa a administrar los fondos BISA Premier y BISA Capital, y **BISA S.A.** Titularizadora, que apoyará a empresas de los sectores industrial, comercial y financiero a incrementar su rotación de capital a través del proceso de titularización.



raisa
almacenes internacionales s.a.
Warrant

- Participación de Mercado: 31.00% (Promedio Gestión 2000)
- Participación Accionaria del **BISA**: 52.59% (31/12/00)

BISA
SEGUROS Y REASEGUROS S.A.

- Participación de Mercado: 38.40% (31/10/00)
- Participación Accionaria del **BISA**: 75.81% (31/12/00)

LA VITALICIA
SEGUROS Y REASEGUROS DE VIDA S.A.

- Participación de Mercado: 26.13% (30/11/00)
- Participación Accionaria del **BISA**: 69.95% (31/12/00)

BISA LEASING

- Participación de Mercado: 53.76% (31/12/00)
- Participación Accionaria del **BISA**: 80.94% (31/12/00)

bisa
agente de bolsa

- Participación de Mercado: 7.70% (31/12/00)
- Participación Accionaria del **BISA**: 82.61% (31/12/00)

bisa safi
Sociedad Administradora de Fondos de Inversión

- Participación de Mercado: 23.41% (Fondo de Inversión 31/12/00)
- Participación Accionaria de **BISA Bolsa**: 98.00% (31/12/00)

bisa
sociedad de titularización

- Participación de Mercado: N/A
- Participación Accionaria del **BISA**: 60.00% (31/12/00)

Red de Sucursales

El Banco generó un cambio ambiental significativo en todas sus agencias añadiendo un componente de calidez que le permitirá mejorar y revertir su imagen demasiado elitista. Asimismo, en la ciudad de Santa Cruz fue terminada la remodelación de nuestra sucursal Beni siguiendo los mismos lineamientos de calidez y modernidad que ahora son típicas en nuestras agencias.

Por otro lado, y considerando que el tamaño de nuestra agencia Arce, en la ciudad de La Paz, ha quedado limitado para las necesidades de nuestros clientes, el Banco decidió adquirir un inmueble amplio y arquitectónicamente elegante sobre la Avenida Arce el cual será acondicionado para funcionar como una agencia central para los clientes del segmento personas y la Embajada de los Estados Unidos.



Finanzas y Planeamiento Estratégico

A inicios del año 2000, la empresa internacional Moody´s ratificó la calificación de techo riesgo país para emisiones en moneda extranjera a largo plazo a favor del **Banco BISA S.A.** La calificadora Thomson BankWatch mantuvo el nivel de apreciación emitido desde julio de 1997, en cuanto a su calificación internacional. Por otro lado, el Banco obtuvo una calificación local de sus depósitos a plazo fijo a corto y largo plazo que lo ubicó como el mejor banco calificado de propiedad parcial mayoritaria o total boliviana.



Agencia	Deuda Corto Plazo	Deuda Largo Plazo	Emisor	Perspectivas
Calificación Soberana Bolivia				
Moody`s	No Prime	B1 (Bonos & Notas) B2 (Depósitos Bancarios)	B1	
Thomson BankWatch		Riesgo Soberano B+		Estable
Banco BISA S.A. Internacional				
Moody`s	No Prime	B2 (Depósitos Bancarios)	B1	Solidez Financiera D Estable
Thomson BankWatch	LC-1	LC-A	IC-B	
Banco BISA S.A. Local				
Thomson BankWatch	T-1	T-AA	TE-AA	

Gracias a estas excelentes calificaciones de riesgo, la estrategia de captación de fondos se concentró en finalizar la operación A/B con la Corporación Interamericana de Inversiones (IIC) y en captar fondos a largo plazo de origen local aprovechando las bajas tasas en el mercado boliviano. Esta gestión permitió mejorar el calce financiero del **BISA**, que había sido bastante presionado durante 1999 cuando las tasas de interés se mantuvieron muy altas y el Banco siguió una estrategia de acortamiento de la duración de sus pasivos.

En cuanto al potencial futuro de crecimiento del Banco, durante el 2000 se contrató con la DEUTSCHE INVESTITIONS - UND ENTWICKLUNGSGESELLSCHAFT MBH (DEG) un préstamo subordinado debidamente autorizado por la SBEF. Con este nuevo préstamo, la base de capital (patrimonio neto + deuda subordinada) del Banco alcanzó los USD 106,3 millones de dólares, mostrando una tasa de crecimiento anual promedio (CAGR) de los últimos ocho años del 28,2% y una participación del 31,2% de esa base de capital en manos de instituciones financieras internacionales de primer orden. El **BISA** ocupa el primer lugar del sistema en cuanto a su base de capital.

Base de Capital
Banco BISA S.A. - En MM de USD


120
100
80
60
40
20
-
40%
30%
20%
10%
0%
10%
10%
16%
22%
21%
20%
20%
28%
31%
92
93
94
95
96
97
98
99
dic-00
Base de Capital (Patrimonio + Deuda Subordinada) - En millones de USD
% de la Base de Capital de Instituciones Extranjeras (CAF, DEG, FMO, IFC)



Para acompañar el desarrollo de administración financiera en otros países, sobre todo del primer mundo, durante el año 2000 fueron aprobadas las nuevas políticas financieras del Banco y las herramientas de medición de los diversos tipos de riesgo, como ser liquidez y de mercado. En este sentido, el **BISA** calcula en forma mensual y estadística los descalces por plazo, de duración, y el valor en riesgo ante oscilaciones de las tasas de interés.

En cuanto a control de gestión descentralizada, se separó contablemente la Oficina Nacional de la Sucursal La Paz, con lo que en el futuro se eliminarán todas las fuentes de distorsión al momento de evaluar el desempeño de todas las sucursales. A su vez, estos sistemas de medición de performance permitieron premiar a aquellas sucursales que mejor desempeño tuvieron durante el año, basado en criterios de crecimiento, calidad de activos, participación de mercado y rentabilidad.

Administración y Operaciones

La administración del Banco fue fortalecida durante la presente gestión mediante la creación de la Gerencia de Ventas para reforzar las actividades de atracción y atención de clientes VIP y corporativos para servicios de manejo de caja, y plataforma de ventas en las sucursales para una gran diversidad de productos y servicios. Dado el corto tiempo de existencia de esta área los resultados todavía no generan un incremento significativo de los ingresos del Banco.

En el área de Control de Lavado de Dinero se implementó el sistema informático Assist para la administración de clientes desde el punto de vista de control de lavado de dinero. Es importante recalcar que el **BISA** fue el primer banco en Bolivia en implementar un sistema automatizado. La implantación de este software estuvo acompañada de una capacitación general al personal y durante el año 2000 ya se generaron frutos reportándose algunas actividades sospechosas a las autoridades pertinentes.

Los comités de Auditoría y de Riesgos, creados en 1998, mantuvieron la generación de beneficios para el Banco durante la gestión 2000, habiéndose realizados grandes avances tanto en la detección como el control de riesgos y problemas de control interno. Los resultados de la Auditoría Externa en el tema ratifican lo expuesto en este párrafo.



Tecnología

El Banco invirtió cerca de USD 500.000,00 en implementar una serie de proyectos estratégicos que están simplificando la vida al cliente, reduciendo costos, mejorando la eficiencia administrativa y nuevas plataformas tecnológicas apoyan todas esas iniciativas.

Los nuevos sistemas estratégicos que han logrado mejorar la imagen del Banco así como también simplificar la vida al cliente fueron: las impresoras refrendadoras que agilizan la atención al cliente con una mayor seguridad y sin que tengan que llenar formularios; tarjeta de débito BISA Efectiva con alcance Internacional (VISA Electrón); nuestra RED TELEBANCO, que fue autorizada a ser parte de la RED VISA PLUS; equipos embozadores de tarjetas de crédito y débito y, finalmente, la versión ENTER 2000 (home banking).

También se implantaron nuevos sistemas tecnológicos que están generando mayor eficiencia administrativa: Lotus Notes, producto de software de última tecnología que permite realizar todas las tareas administrativas a través de un solo medio y los Sistemas Banktrade y Fiserv, en los que se instaló la mayoría de los módulos informáticos. En el sector negocios se automatizó el formulario de presentación de créditos, lo que agiliza las tareas administrativas y disminuye el margen de error en la información extraída del cliente y del grupo económico.

También se remodelaron las computadoras AS400, permitiendo reducir el tiempo de respuesta de una transacción a 3 segundos en horas de mayor movimiento, con la ventaja de una mayor seguridad en la realización y control de transacciones. Finalmente, acorde a las nuevas tendencias de comunicaciones y servicios electrónicos en el mundo, principalmente la autopista de la información, la Administración del Banco aprobó el proyecto de Banca Electrónica, a ser ejecutado durante el año 2001.



Comentarios de la Gerencia a los Aspectos más Significativos de los Estados Financieros Auditados al 31.12.00.

A continuación se explican las razones de variación de los niveles de los componentes más importantes tanto del Balance General como del Estado de Resultados de la Gestión 2000, así como aspectos destacados sobre los saldos en dichas cuentas.

Activo

Disponibilidades
Al cierre del Balance se observa un crecimiento en el nivel de disponibilidades. Este hecho es claramente un efecto del aumento de la liquidez del Banco en el último bimestre, fruto de un fuerte crecimiento en captaciones de ahorro.

Evolución de la Liquidez (Disponible + Inversiones Liquidas)
Banco BISA vs. Sistema Bancario - En MM de USD



180
120
60
-
1,200
800
400
-
648
626
736
1,111
1,243
1,081
1,263
1,228
1993
1994
1995
1996
1997
1998
1999
2000
BISA
Sistema Bancario

Inversiones Temporarias

A raíz de altos niveles de liquidez en el sistema y pocas alternativas de inversión, se observa estabilidad en el nivel de inversiones temporarias que mantienen alta concentración en Fondos RAL (encaje legal), títulos del TGN y BCB y certificados de depósitos en bancos de primera línea del exterior.

Mora / Cartera Bruta
Banco BISA vs. Sistema Bancario



14%
12%
10%
8%
6%
4%
2%
0%
6.2%
3.6%
6.2%
4.7%
4.4%
4.6%
6.6%
11.6%
1993
1994
1995
1996
1997
1998
1999
2000
BISA
Sistema Bancario



Cartera

Cartera Neta

El crecimiento de la cartera bruta durante 2000 fue en términos relativos el más bajo de las dos últimas décadas; sin embargo, y al haberse contraído la oferta crediticia en promedio del sistema, permitió al Banco incrementar su participación de mercado del 13,36% al 15,61%.

La calidad de cartera del Banco sufrió un deterioro al llegar la crisis también al sector corporativo que había resistido muy bien hasta el año 1999. De esta manera, los índices de calidad de cartera del **BISA** muestran niveles que no presentaba en los últimos cinco años con relación a total de cartera en mora sobre cartera bruta y previsiones sobre cartera total en mora. A partir del año 2000, la SBEF creó una subdivisión de la cartera vencida en cartera atrasada hasta 30 días: un 5,2% de la mora del **BISA** se mantiene en esta categoría. De todas maneras, estos índices de calidad de cartera son los mejores del sistema, demostrando una vez más un buen manejo crediticio del Banco.

Cabe destacar que el Banco se ha adelantado al programa de adecuación de previsiones aprobado por la SBEF, habiéndose aumentado la cuenta previsiones para cartera incobrable en Bs31.677.838, cifra ésta que no tiene precedentes en la historia financiera del **BISA**.

Previsiones / Cartera en Mora
Banco BISA vs. Sistema Bancario


100%
90%
80%
60%
50%
40%
30%
20%
32.4%
29.7%
22.6%
38.1%
43.7%
58.0%
55.8%
54.7%
1993
1994
1995
1996
1997
1998
1999
2000
BISA
Sistema Bancario



Otras Cuentas por Cobrar

El saldo en esta cuenta a fines de la gestión 2000 se mantuvo estable el cual se explica por el menor nivel de la cuenta Anticipos para Impuestos a las Transacciones, fruto a su vez de un menor nivel de utilidades y por ende del Impuesto a las Utilidades de las Empresas provisionado al final de la gestión y por el mayor nivel en cuentas transitorias de tarjetas de crédito y servicio a clientes.

Bienes Realizables

Durante el año 2000 se produjo un incremento neto de ventas del saldo de bienes realizables proveniente de la recuperación de deudas incobrables por Bs16.058.786 y bienes fuera de uso por Bs12.470, por otro lado se incrementó el saldo de previsiones por desvalorización de bienes en Bs11.711.914, generándose de esta manera un incremento neto de Bs4.359.342, equivalente al 4,3%. El porcentaje de previsiones sobre valor de contabilización subió de 12,0% a 19,5%, lo que implica una mejor cobertura de reservas y reducción de riesgo de pérdida futuras.

Bienes de Uso

Durante el 2000 se invirtieron Bs6.812.437 en activo fijo; resaltan los siguientes rubros: equipos informáticos, edificaciones y ascensores. Por otro lado, durante el mismo periodo, se contabilizó como gasto depreciaciones por Bs7.757.206; generándose por lo tanto una disminución neta de Bs944.769, equivalente al 0,9%.

Inversiones Permanentes

El nivel de la subcuenta Inversiones en Subsidiarias subió en Bs10.095.874, fruto de las utilidades de la gestión por Bs7.511.319, como de un aporte adicional por Bs15.304.212 para la adquisición de Unicruz Seguros Generales S.A. y Unicruz Seguros de Vida S.A y la formación BISA S.A. Titularizadora; habiéndose recibido pago de dividendos generadas por las subsidiarias por un monto equivalente a Bs12.719.657.



Pasivo

Captaciones del Público

El comportamiento de la cuenta captaciones del público fue variado de acuerdo al tipo de captación y los plazos. Por un lado, las captaciones de cuenta corriente y ahorros subieron en 3,5% y 35,8%, respectivamente pero, por otro, los depósitos a plazo fijo se mantuvieron estables.

Tanto las captaciones de vista como ahorros crecieron gracias a una gestión constante de mercadeo de nuevos clientes y a características competitivas de calidad de los servicios del Banco, al margen además de ofrecer en el caso del producto de ahorros Bisa Activa una tasa de rendimiento también competitiva.

En cuanto a depósitos a plazo fijo, el **BISA** ejecutó una estrategia de reducción de su exposición de depósitos de corto plazo de fuentes institucionales o de banqueros del exterior. De esta manera, durante el año 2000 se cancelaron depósitos de inversionistas institucionales locales y de banqueros del exterior. Esta reducción fue reemplazada por depósitos diversificados del público en general o por captaciones de depósitos institucionales locales pero a largo plazo, aprovechando la coyuntura de tasas bajas en el mercado.



Obligaciones con Bancos y Entidades de Financiamiento

La positiva coyuntura de tasas de interés a la baja en el mercado local estuvo acompañada de una tendencia al alza de los tipos de interés externos. En virtud de esta oportunidad el Banco ejecutó la siguiente estrategia.

En primer lugar, se captó de entidades financieras de segundo piso a un plazo promedio de 3,67 años y a tasa fija. En segundo lugar, se redujo el endeudamiento de líneas externas de corto plazo tanto para comercio exterior como para capital de trabajo. Finalmente, se mantuvo estable la deuda externa a mediano y largo plazo a tasa variable y se incrementó la deuda subordinada a largo plazo también a tasa variable.

Evolución del Financiamiento del Exterior
Banco BISA vs. Sistema Bancario - En MM de USD


500
400
300
200
100
-
1,100
1,000
900
800
700
600
500
400
300
200
100
-
335
445
520
548
732
964
851
484
1993
1994
1995
1996
1997
1998
1999
2000
BISA
Sistema Bancario

Otras Cuentas por Pagar

La variación de esta cuenta de Bs16.289.669 proviene de una operación de carta de crédito con el B.C.B. vía convenio ALADI fruto del prepago efectuado por nuestro cliente.

Obligaciones Subordinadas

Se hicieron efectivos dos desembolsos en los meses de octubre y diciembre por un total de Bs38.280.000 correspondientes al préstamo subordinado con la DEG a un plazo de 9 años y aprobado por la SBEF para ser contabilizado como parte del patrimonio, a efectos del cálculo de suficiencia patrimonial, al final de la gestión.



Patrimonio Neto

Capital Pagado, Ajustes, Reservas

En el mes de febrero de 2000, la Junta General Ordinaria de Accionistas decidió capitalizar Bs42.289.190, es decir el 70% de las utilidades generadas en el año 1999. De acuerdo a los Estatutos de la Sociedad, se constituyó una reserva legal de Bs6.062.966 y se distribuyeron Bs12.277.507, es decir 20% en dividendos en efectivo. En esa misma fecha, la Junta General Extraordinaria de Accionistas decidió capitalizar los Ajustes Globales al Patrimonio por un monto de Bs22.465.790.

Finalmente, con las utilidades de Bs57.281.633 y Ajustes Globales al Patrimonio por Bs29.638.650 alcanzadas en la gestión que termina, el patrimonio neto asciende a Bs528.176.409, cifra con la cual el **Banco BISA S.A.** mantiene el segundo lugar del sistema medido en este sentido.

Evolución del Patrimonio
Banco BISA vs. Sistema Bancario - En MM de USD


120
100
80
60
40
20
-
600
500
400
300
200
100
-
226
235
255
299
357
482
512
495
1993
1994
1995
1996
1997
1998
1999
2000
BISA
Sistema Bancario

Utilidades

La utilidad neta del periodo 2000 cayó un 11,4% con relación a la anterior gestión. Considerando que el promedio de rentabilidad del sistema bancario fue de -9,1%, comparado con 11,3% del **Banco BISA S.A.**, el resultado es considerado satisfactorio. Los factores negativos más importantes que afectaron las utilidades son: incremento de previsiones por incobrabilidad de créditos, resultado negativo de bienes realizables por previsiones, menor rendimiento de las inversiones en subsidiarias y mayores gastos administrativos.

Las mayores previsiones tienen que ver con el deterioro de la cartera de créditos, habiéndose generado un incremento en previsiones constituidas durante 2000 de 37,3% con relación a la gestión 1999, incrementándose el índice de previsiones sobre cartera bruta, aunque el índice de cobertura de previsiones sobre cartera en mora se redujo de todas maneras.

En cuanto a la pérdida por bienes realizables, ésta se debe mayormente a previsiones constituidas por posible desvalorización de los mismos, habiéndose generado ganancias por Bs4.214.920 por la venta de los bienes tomando en cuenta que el costo de venta de los mismos se contabiliza neto de las previsiones ya constituidas.

Las utilidades netas de las subsidiarias cayeron en Bs2.707.495, lo que equivale a 26,5%. Es evidente que las operaciones de fusión o incremento de capital en el negocio de seguros fueron las razones principales para la reducción de las utilidades.

Los gastos administrativos crecieron principalmente por la formación de la fuerza de ventas y mejora general en los niveles salariales de los empleados, por mayores gastos notariales y judiciales y otros servicios contratados (que dependen en gran medida del entorno de mayor nivel de morosidad), y por el mayor nivel de impuestos a las transacciones.

Los mayores ingresos por intereses de cartera y tesorería y por otros servicios compensaron efectos negativos de morosidad sobre las utilidades del Banco. Gracias tanto a mayores tasas activas como menores tasas pasivas, el margen financiero mejoró significativamente, pese al deterioro en la cartera.

Contingentes

Como se mencionó anteriormente, el nivel de operaciones se redujo drásticamente, tanto en lo que concierne a la emisión de garantías como de cartas de crédito.

El negocio de boletas de garantía y avales disminuyó debido a una reducción general del negocio del mercado - fruto de la menor actividad económica generada por el gobierno y algunas municipalidades y la finalización del plazo de Stand Bys recibidos de banqueros del exterior durante las gestiones pasadas, en las cuales existieron muchas transacciones de capitalización o privatización de empresas del sector público.

Por su parte, el saldo de cartas de crédito se redujo fuertemente debido a que algunas operaciones grandes fueron negociadas y pasadas a cartera bruta para su posterior financiamiento. Esta fuerte caída en cartas de crédito para importación de bienes de capital no pudo ser compensada por nuevas aperturas o confirmaciones de cartas de crédito por la menor actividad económica.



Estados Financieros

CONTENIDO

Bs = boliviano
US$ = dólar estadounidense

DICTAMEN DEL AUDITOR INDEPENDIENTE

PRICEWATERHOUSECOOPERS

30 de enero de 2001
A los señores
Presidente y Directores de
BANCO BISA S.A.
La Paz

Hemos examinado los balances generales de BANCO BISA S.A. al 31 de diciembre de 2000 y 1999 y los correspondientes estados de ganancias y pérdidas, de cambios en el patrimonio neto y de cambios en la situación financiera por los ejercicios terminados en esas fechas, así como las notas 1 a 13 que se acompañan. Estos estados financieros son responsabilidad de la gerencia del Banco. Nuestra responsabilidad es expresar una opinión sobre estos estados financieros basados en nuestra auditoría.

Efectuamos nuestros exámenes de acuerdo con las normas de auditoría generalmente aceptadas en Bolivia. Esas normas requieren que planifiquemos y ejecutemos la auditoría para obtener razonable seguridad respecto a si los estados financieros están libres de presentaciones incorrectas significativas. Una auditoría incluye examinar, sobre una base de pruebas, evidencias que sustenten los importes y revelaciones en los estados financieros. Una auditoría también incluye evaluar los principios de contabilidad utilizados y las estimaciones significativas hechas por la gerencia, así como también evaluar la presentación de los estados financieros en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para emitir nuestra opinión.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todo aspecto significativo, la situación patrimonial y financiera de BANCO BISA S.A. al 31 de diciembre de 2000 y 1999, los resultados de sus operaciones y los cambios en su situación financiera por los ejercicios terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en Bolivia y normas legales o normas emitidas por el Banco Central de Bolivia y la Superintendencia de Bancos y Entidades Financieras.

Como se menciona en la Nota 3 a los estados financieros, el Banco cambió en la gestión 1999, con respecto al ejercicio 1998, la forma de calcular la previsión para cartera incobrable en cumplimiento a disposiciones emitidas por la Superintendencia de Bancos y Entidades Financieras, cambio con el cual concordamos.

De acuerdo con lo requerido por la Recopilación de normas emitida por la Superintendencia de Bancos y Entidades Financieras, informamos que los estados financieros mencionados en el primer párrafo surgen de los registros contables del Banco llevados de conformidad con las disposiciones legales en vigencia.

PricewaterhouseCoopers S.R.L.

_______________________________(Socio)
Fabián Rabinovich
MAT. PROF. N° CAUB-0327
MAT. PROF. N° CAULP-0116

BALANCE GENERAL AL 31 DE DICIEMBRE DE 2000 Y 1999

	Nota	2000 Bs	1999 (Reexpresado) Bs
ACTIVO			
DISPONIBILIDADES	8.a)	365.573.518	269.442.795
INVERSIONES TEMPORARIAS	8.c)	482.991.676	503.780.139
CARTERA	8.b)	3.546.257.806	3.437.306.588
OTRAS CUENTAS POR COBRAR	8.d)	31.046.764	31.195.663
BIENES REALIZABLES	8.e)	105.012.759	100.653.418
INVERSIONES PERMANENTES	8.c)	84.666.909	74.569.014
BIENES DE USO	8.f)	102.158.279	103.103.048
OTROS ACTIVOS	8.g)	17.773.186	18.193.767
Total del activo		4.735.480.897	4.538.244.432
CUENTAS CONTINGENTES DEUDORAS	8.t)	764.114.827	1.084.623.477
CUENTAS DE ORDEN DEUDORAS	8.u)	12.113.666.200	11.453.232.072
PASIVO Y PATRIMONIO			
PASIVO			
OBLIGACIONES CON EL PUBLICO	8.h)	2.683.092.458	2.536.018.482
OBLIGACIONES CON INSTITUCIONES FISCALES	8.i)	667.021	611.820
OBLIGACIONES CON BANCOS Y ENTIDADES DE FINANCIAMIENTO	8.j)	1.287.360.893	1.336.284.404
CUENTAS POR PAGAR	8.k)	83.038.764	66.749.096
PREVISIONES	8.l)	2.457	-
OBLIGACIONES SUBORDINADAS	8.m)	153.142.895	114.710.295
Total del pasivo		4.207.304.488	4.054.374.097
PATRIMONIO, según estado correspondiente			
CAPITAL PAGADO	9.a)	408.799.890	344.044.910
AJUSTES AL PATRIMONIO	9.b)	29.638.650	52.802.492
RESERVA LEGAL	9.c)	32.456.236	26.393.270
UTILIDADES RETENIDAS NO APROPIADAS	9.d)	57.281.633	60.629.663
Total del patrimonio		528.176.409	483.870.335
Total del pasivo y patrimonio		4.735.480.897	4.538.244.432
CUENTAS CONTINGENTES ACREEDORAS	8.t)	764.114.827	1.084.623.477
CUENTAS DE ORDEN ACREEDORAS	8.u)	12.113.666.200	11.453.232.072

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

José Luis Aranguren
Gerente General

Félix Monroy
Contador General

ESTADO DE GANANCIAS Y PERDIDAS POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2000 Y 1999

		2000	1999 (Reexpresado)
		Bs	Bs
Ingresos financieros	8.n)	532.997.107	433.598.975
Gastos financieros	8.n)	(285.340.331)	(238.589.714)
Ajuste por inflación		(8.528.844)	(9.705.358)
Utilidad financiera antes de incobrables		239.127.932	185.303.903
Recuperación de activos financieros	8.o)	5.102.898	1.767.403
Cargos por incobrabilidad y desvalorización de activos financieros	8.p)	(65.417.410)	(29.657.169)
Utilidad financiera después de incobrables		178.813.420	157.414.137
Otros ingresos operativos	8.q)	64.968.943	56.069.662
Otros gastos operativos	8.q)	(48.859.896)	(26.462.246)
Utilidad de operación bruta		194.922.467	187.021.553
Gastos de administración	8.s)	(135.729.430)	(121.047.723)
Utilidad del ejercicio		59.193.037	65.973.830
Ingresos de gestiones anteriores	8.r)	1.037.010	12.345
Gastos de gestiones anteriores	8.r)	(2.948.414)	(1.301.016)
Utilidad antes de impuestos		57.281.633	64.685.159
Impuesto a las utilidades de las empresas		-	-
Utilidad neta del ejercicio		57.281.633	64.685.159

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

José Luis Aranguren
Gerente General

Félix Monroy
Contador General

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2000 Y 1999 (EXPRESADO EN MONEDA DE CIERRE)

	Capital pagado Bs	Ajustes al patrimonio Bs	Reserva legal Bs	Utilidades retenidas no apropiadas Bs	Total Bs
Saldos al 1° de enero de 1999	284.735.795	66.177.004	19.373.846	70.194.239	440.480.884
Capitalización del ajuste global del patrimonio y de resultados acumulados aprobada por la Junta General Extraordinaria de Accionistas celebrada el 23 de febrero de 1999 y aprobada mediante Resolución SB N° 046/99 de fecha 27 de abril de 1999	59.309.115	(15.086.745)	-	(44.222.370)	-
10% de utilidad neta destinada a reserva legal			7.019.424	(7.019.424)	-
Distribución de utilidades aprobada por la Junta General Extraordinaria de Accionistas celebrada el 23 de febrero de 1999		(2.343.263)		(18.952.445)	(21.295.708)
Utilidad neta correspondiente al ejercicio terminado el 31 de diciembre de 1999	-	4.055.496	-	60.629.663	64.685.159
Saldos al 31 de diciembre de 1999	344.044.910	52.802.492	26.393.270	60.629.663	483.870.335
Capitalización del ajuste global del patrimonio y de resultados acumulados aprobada por la Junta General Extraordinaria de Accionistas celebrada el 25 de febrero de 2000 y aprobada mediante Resolución SB N° 038/2000 de fecha 6 de junio de 2000 y Resolución Administrativa N° 10272/2000 del SENAREC de fecha 21 de julio de 2000	64.754.980	(22.465.790)		(42.289.190)	-
10% de utilidad neta destinada a reserva legal			6.062.966	(6.062.966)	-
Distribución de utilidades aprobada por la Junta General Ordinaria de Accionistas celebrada el 25 de febrero de 2000		(698.052)		(12.277.507)	(12.975.559)
Utilidad neta correspondiente al ejercicio terminado el 31 de diciembre de 2000				57.281.633	57.281.633
Saldos al 31 de diciembre de 2000	408.799.890	29.638.650	32.456.236	57.281.633	528.176.409

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

José Luis Aranguren
Gerente General

Félix Monroy
Contador General

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2000 Y 1999

	2000 Bs	1999 (Reexpresado) Bs
Flujos de fondos en actividades de operación:		
Utilidad (pérdida) neta del ejercicio	57.281.633	64.685.159
- Partidas que han afectado el resultado neto del ejercicio y que no han generado movimiento de fondos:		
Productos devengados no cobrados	(91.602.545)	(81.899.707)
Cargos devengados no pagados	91.801.634	106.653.056
Previsiones para incobrables y activos contingentes	65.377.755	29.553.437
Previsiones para desvalorización	18.244.402	4.147.746
Previsiones o provisiones para beneficios sociales	3.424.446	3.369.226
Depreciaciones y amortizaciones	9.213.562	9.025.431
Incremento por participación en sociedades controladas	(7.511.319)	(10.218.814)
Fondos obtenidos en la utilidad del ejercicio	146.229.568	125.315.534
Productos cobrados (cargos pagados) en el ejercicio devengados en ejercicios anteriores sobre:		
Cartera de préstamos	66.875.878	71.784.497
Inversiones temporarias	15.023.829	-
Obligaciones con el público	(76.844.399)	(44.128.457)
Obligaciones con bancos y entidades de financiamiento	(26.664.288)	(21.973.037)
Obligaciones subordinadas	(3.060.295)	-
Otras cuentas por pagar	(84.074)	(93.961)
Incremento (disminución) neto de activos y pasivos:		
Otras cuentas por cobrar -pagos anticipados, diversas-	(150.485)	6.260.601
Bienes Realizables -vendidos-	(22.603.743)	(18.047.087)
Otros activos -partidas pendientes de imputación-	146.758	(4.798.014)
Otras cuentas por pagar -diversas y provisiones-	12.884.013	(30.624.079)
Previsiones	2.457	(796.173)
Flujo neto en actividades de operación - excepto actividades de intermediación-	111.755.219	82.899.824
Flujo de fondos en actividades de intermediación:		
Incremento (disminución) de captaciones y obligaciones por intermediación:		
- Obligaciones con el público		
Depósitos a la vista y en cajas de ahorro	163.030.543	104.771.923
Depósitos a plazo hasta 360 días	(112.534.835)	298.816.744
Depósitos a plazo por más de 360 días	114.286.154	57.756.282
- Obligaciones con bancos y entidades de financiamiento		
A corto plazo	(322.410.286)	12.238.725
A largo plazo	270.764.120	193.929.397
- Otras operaciones de intermediación		
Depósitos en cuentas corrientes de traspaso	-	(5.947.819)
Cuotas de participación en fondos RAL de traspaso	(11.061.478)	6.457.428
Obligaciones con instituciones fiscales	55.201	47.402
Incremento (disminución) de colocaciones		
- Créditos colocados en el ejercicio:	(16.322.541.776)	(13.877.811.757)
- Créditos recuperados en el ejercicio	16.168.297.226	13.319.451.584
- Otras cuentas por cobrar por intermediación financiera	-	72.244
Flujo neto en actividades de intermediación	(52.114.731)	109.782.153
Traspaso	59.640.488	192.681.977

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA POR LOS EJERCICIOS TERMINADOS EL 31 DE DICIEMBRE DE 2000 Y 1999

	2000 Bs	1999 (Reexpresado) Bs
Traspaso	59.640.488	192.681.977
Flujos de fondos en actividades de financiamiento		
Incremento de préstamos:		
- Obligaciones subordinadas	38.280.000	63.800.000
Cuentas de los accionistas		
- Pago de dividendos	(12.975.559)	(21.295.708)
Flujo neto en actividades de financiamiento	25.304.441	42.504.292
Flujos de fondos en actividades de inversión:		
Incremento (disminución) neto en:		
- Inversiones Temporarias	21.767.340	(250.063.436)
- Inversiones Permanentes	(2.586.576)	107.136.079
- Bienes de uso	(7.994.970)	(10.105.368)
Flujo neto en actividades de inversión	11.185.794	(153.032.725)
Incremento (disminución) de fondos durante el ejercicio	96.130.723	82.153.544
Disponibilidades al inicio del ejercicio	269.442.795	187.289.251
Disponibilidades al cierre del ejercicio	365.573.518	269.442.795

Las notas 1 a 13 que se acompañan, forman parte integrante de este estado.

José Luis Aranguren
Gerente General

Félix Monroy
Contador General

NOTAS A LOS ESTADOS FINANCIEROS AL 31 DE DICIEMBRE DE 2000 Y 1999

NOTA 1 - DATOS GENERALES SOBRE LA INSTITUCION

a) Organización de la sociedad:

- Banco Industrial S.A. ahora BANCO BISA S.A. inició sus actividades en 1963 como entidad de segundo piso, con el objetivo de apoyar el desarrollo industrial de Bolivia. En 1989, merced a su seguridad y prestigio, abrió sus puertas al público como banco comercial corporativo. En este contexto se ha desarrollado la misión de la institución: "Proveer a nuestros clientes soluciones financieras eficaces y oportunas, de alta calidad y adecuadas a sus necesidades y expectativas generando al mismo tiempo valor y apoyando al desarrollo de la comunidad".

- La Junta Extraordinaria de Accionistas en fecha 6 de febrero de 1997, resolvió el cambio de razón social de Banco Industrial S.A. a BANCO BISA S.A., el mismo que fue aprobado por la Superintendencia de Bancos y Entidades Financieras mediante Resolución N° 039/97 y N° 061/97 del 7 de mayo de 1997 y 24 de junio de 1997.

- Los accionistas del BANCO BISA S.A. incluyen a un diversificado grupo de industrias y empresas mineras, compañías de servicios, socios individuales, accionistas extranjeros, instituciones financieras internacionales tales como Corporación Financiera Internacional del Banco Mundial (I.F.C.), Corporación Andina de Fomento (C.A.F.) así como a los empleados del Banco.

- BANCO BISA S.A. opera en Bolivia a través de su oficina principal y siete oficinas en La Paz, cuatro en Santa Cruz, tres en Cochabamba, una en Tarija, una en Sucre y una en Oruro.

- El promedio de empleados en el año 2000 fue de 445 personas en los niveles de planta y 47 eventuales, con un total de 492 personas a nivel nacional.

- BANCO BISA S.A. otorga préstamos a corto, mediano y largo plazo bajo los más altos estándares de calidad. Sus operaciones se encuentran extendidas dentro de los rubros de: servicios, comercio, industria, agricultura y comercio exterior y sus clientes son muy diversos en términos de tamaño, actividad y ubicación geográfica. La extensa variedad de servicios que ofrece, incluye adicionalmente: a) la identificación y promoción de inversiones; b) la preparación y análisis de proyectos; c) la estructuración de co-financiamientos a través de sus relaciones locales y externas; d) los servicios de banca de inversión; e) depósitos en cajas de ahorro, depósitos a la vista y a plazo fijo y f) el soporte de informática con tecnología de punta.

- Es importante destacar el reconocimiento internacional recibido a través de premios a la excelencia, los que son otorgados por publicaciones especializadas en banca como Euromoney de Inglaterra, quienes identifican al BANCO BISA S.A. como el mejor de Bolivia durante los años 1996, 1997 y 2000. Asimismo, la revista boliviana Nueva Economía especializada en Economía y Finanzas, lo califica como el mejor de Bolivia durante 1998, 1999 y 2000.

- BANCO BISA S.A. fue la primera empresa en acceder a un programa de ADR´s y ser reconocida por calificadoras de riesgo como Thomson Financial BankWatch y Moody's, quienes le otorgan excelentes ratings, tanto por sus sólidos estados financieros como por sus eficientes políticas crediticias y financieras.

- Durante 1999 la Corporación Andina de Fomento (C.A.F.) y la Corporación Interamericana de Inversiones (C.I.I.) estructuraron dos préstamos AB por US$ 40.000.000 los cuales constituyen las primeras operaciones de este tipo, otorgados al sector financiero en Bolivia.

- En el último trimestre de 1999 el Banco cambió su frase de venta a "Banco BISA Simplificando su Vida". Esto muestra la intención del Banco de dar máxima prioridad a la calidad de servicio al cliente.

- BANCO BISA S.A. también se preocupó en contribuir a la sociedad en campos como el de la educación, apoyando proyectos y ayuda para niños especiales; con campañas de abastecimiento de material escolar en escuelas rurales y con becas universitarias para los alumnos más destacados del país. El BANCO BISA S.A. impulsó el desarrollo de las personas de menores recursos para lo cual fue socio fundador de Banco Solidario, que da apoyo crediticio a los micro empresarios y a Fundes, empresa que apoya a los pequeños empresarios a través de provisión de garantías.

b) Hechos importantes sobre la situación de la entidad

El impacto de la situación económica y del ambiente financiero

El primer semestre del año 2000 comenzó con elevados niveles de liquidez de la banca acumulados para prevenir el cambio de año. A la histórica baja demanda crediticia de los primeros meses de año, se agregó los efectos de una economía desacelerada. Como resultado tanto el Banco como el sistema enfrentaron a una burbuja de liquidez en los primeros meses, la que a su vez indujo a bajar las tasas de interés pasivas, mientras en el exterior las tasas de interés del dólar subían. Estas condiciones duraron hasta casi fines del tercer trimestre. La demanda cíclica de crédito correspondiente a los últimos cuatro meses del año siguió baja, pero pagos de deuda externa por parte de los bancos afectaron la liquidez del sistema presionando las tasas de interés al alza. El mayor impacto se sintió en el Banco Central de Bolivia y en el Tesoro de la Nación, que elevaron las tasas de sus emisiones primarias a los niveles de fines del año 1999. Por su parte el sector privado no demandó nuevos créditos permitiendo a la banca mantener sus tasas pasivas relativamente bajas y estables.

En este escenario el BANCO BISA S.A. optó por captar localmente a largo plazo mejorando su calce financiero a tasas razonablemente bajas y reducir su exposición a fondos externos de corto plazo caros. En el último trimestre la base del público depositante del Banco siguió creciendo, aumentando su liquidez y permitiéndole reducir además sus obligaciones con inversores institucionales locales. Por otro lado, además de mantener un crecimiento de cartera, mientras el sistema se achicaba, el Banco mantuvo su apoyo a los negocios de comercio exterior, manteniéndose líder en este rubro.

La administración de riesgos de crédito

El Banco ha implementado un programa para la evaluación financiera de los estados financieros presentados por las empresas clientes del Banco, el mismo es capaz de proyectar los estados financieros y mostrar múltiples indicadores financieros, esta herramienta permite realizar un análisis más profundo de la situación financiera de nuestros clientes. Se implementa también como norma el método de análisis crediticio denominado "cuatro pilares", que se basa en un análisis profundo del cliente en base a la administración del negocio, análisis del sector, situación financiera y garantías. Paralelamente se implementó el nuevo Manual de Negocios del BISA, que moderniza, eficientiza y actualiza los procedimientos del área de créditos.

Durante el primer semestre del año también se consolidó la separación de funciones entre la Gerencia de Control de Riesgo Crediticio, dedicada al análisis ex post, y la Gerencia de Riesgos y Administración de Créditos, cuyo enfoque de análisis y trabajo se centra en una revisión de las operaciones crediticias ex ante, obteniendo el Banco de esta manera una cobertura de Riesgos Crediticios de todo el ciclo y agregando una independencia de criterios necesaria para la gestión de riesgos.

El índice de mora del Banco se incrementó del 2,3% a diciembre de 1999 a 4,3% al cierre del año 2000, si bien los niveles de mora se mantienen bajos, el incremento de la misma está estrechamente ligado a los problemas macroeconómicos y de orden social que el país atravesó durante el año 2000.

La administración de riesgos de mercado

El Banco priorizó captaciones de mediano plazo locales que le permitieron mejorar el calce por plazos a costos razonables dada la caída en las tasas de mercado local.

Adicionalmente, el Banco revisó nuevas políticas y métodos de medición y control de los riesgos de mercado, concretamente modelos que se fueron implementando en el segundo semestre orientados a medir riesgos por descalces de plazos, de tasa (fija y variable), como de duración.

Otros eventos importantes

El Banco adquirió entre abril y junio de la gestión 2000 acciones de la empresa Unicruz Seguros de Vida S.A., Sociedad que se fusionó con La Vitalicia Seguros y Reaseguros de Vida S.A., empresa del grupo BISA especializada en seguros de vida.

NOTA 2 - PRINCIPIOS CONTABLES

Los principios contables más significativos aplicados por el Banco son los siguientes:

2.1 Bases de preparación de los estados financieros

Los presentes estados financieros han sido preparados en moneda constante reconociendo en forma integral los efectos de la inflación. Para ello, se han seguido los lineamientos generales establecidos por la Superintendencia de Bancos y Entidades Financieras, mediante Circular SB/305/99 de fecha 9 de diciembre de 1999 y Circular SB 315/2000 de 31 de mayo de 2000, que aprobaron la actualización del Manual de Cuentas para Bancos y Entidades Financieras, y que es de uso obligatorio a partir del 1° de enero de 2000 y 1° de julio de 2000, respectivamente. Estos lineamientos concuerdan con Principios de Contabilidad Generalmente Aceptados en Bolivia, en todos los aspectos significativos, con excepción de:

Bienes realizables

Los lineamientos de la Superintendencia de Bancos y Entidades Financieras no permiten la reexpresión en moneda constante de los bienes realizables, incluso de aquellos bienes adquiridos o construidos para la venta aspecto que, de acuerdo con Principios de Contabilidad Generalmente Aceptados en Bolivia, es permitido a través de la Norma de Contabilidad N° 3 dictada por el Colegio de Auditores de Bolivia.

El índice utilizado para actualizar los rubros no monetarios es la fluctuación de la cotización del dólar estadounidense respecto al boliviano.

2.2 Presentación de estados financieros

Los presentes estados financieros al 31 de diciembre de 2000 y 1999 consolidan los estados financieros de las oficinas situadas en La Paz, Cochabamba, Santa Cruz de la Sierra, Chuquisaca, Tarija y Oruro.

2.3 Criterios de valuación

a) Moneda extranjera y moneda nacional con mantenimiento de valor

Los activos y pasivos en moneda extranjera y en moneda nacional con mantenimiento de valor, se valúan y reexpresan, de acuerdo con los tipos de cambio vigentes a la fecha de cierre de cada ejercicio. Las diferencias de cambio y revalorizaciones, respectivamente, resultantes de este procedimiento se registran en los resultados de cada ejercicio.

b) Inversiones temporarias y permanentes

Inversiones Temporarias

Incluyen todas las inversiones menores a 90 días respecto a la fecha de emisión o de su adquisición. Además incluye inversiones mayores a 90 días que son negociables en la Bolsa Boliviana de Valores.

- Depósitos a Plazo Fijo y Letras de cambio: se valúan a su valor de costo actualizado a la fecha de cierre más los productos financieros devengados.

- Fondo Común de Inversión y el Fondo RAL: se valúa a su valor neto de realización.

Inversiones Permanentes

Incluyen todas las inversiones que tienen un vencimiento a más de 3 meses respecto de la fecha de emisión o de su adquisición. Las inversiones negociables en la Bolsa Boliviana de Valores son registradas en inversiones temporarias.

- Participación en otras sociedades

La participación en otras sociedades en las que el Banco tiene influencia significativa se valúa a su valor patrimonial proporcional al 30 de noviembre de 2000 y 1999 actualizado al cierre de cada ejercicio en base a la variación en la cotización oficial del dólar estadounidense.

- Otras inversiones

Las otras inversiones se valúan al costo de adquisición actualizado, más los intereses devengados al cierre de cada ejercicio.

c) Cartera

Los saldos de cartera se exponen por el capital prestado más los productos financieros devengados al cierre de cada ejercicio excepto los créditos vigentes calificados 3, 4 y 5, cartera vencida y en ejecución por los que no se registran los productos financieros devengados. La previsión para incobrables está calculada en función de la evaluación efectuada por el Banco sobre toda la cartera existente.

Al 31 de diciembre de 2000, dicha evaluación se realizó tomando en cuenta las pautas establecidas por la Circular SB N° 291/99 del 21 de julio de 1999, posteriormente modificada por la Circular SB N° 333/00 del 27 de noviembre de 2000, en lo que fuere aplicable para el Banco; y al 31 de diciembre de 1999, siguiendo los lineamientos establecidos por la Circular SB N° 286/99 del 15 de abril de 1999, modificada por la Circular SB N° 291/99 del 21 de julio de 1999, emitidas por la Superintendencia de Bancos y Entidades Financieras.

La previsión específica para cartera incobrable de Bs116.353.122 (1999, Bs70.074.745), es considerada suficiente para cubrir las pérdidas que pudieran producirse al realizar los créditos existentes. Adicionalmente, se ha constituido una previsión genérica de Bs188.321 (1999, Bs14.788.860).

d) Otras cuentas por cobrar

Los saldos de las cuentas por cobrar comprenden los derechos derivados de algunas operaciones de intermediación financiera no incluidos en el grupo de cartera, pagos anticipados y créditos diversos a favor del Banco, registrados a su valor de costo actualizado.

Incluye una previsión para cuentas incobrables por Bs1.780.339 y Bs454.536 al 31 de diciembre de 2000 y 1999, respectivamente.

e) Bienes realizables

Los bienes realizables están registrados en sus valores de adjudicación o valores de libros o valores estimados de realización, el que fuese menor. Dichos bienes no son actualizados y además, se constituye una previsión por desvalorización si es que no son vendidos dentro de un año en el caso de bienes muebles y dos años para bienes inmuebles. El valor de los bienes realizables, considerado en su conjunto, no supera el valor de mercado. Según lo dispuesto por la Norma de Contabilidad N° 3 del Colegio

de Auditores de Bolivia, este tipo de activo debe reexpresarse por la variación del dólar estadounidense respecto al boliviano. La no aplicación de esta norma, implica una reducción no significativa en los resultados del ejercicio y en las utilidades retenidas no apropiadas.

Según lo dispuesto por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB N° 119/96 de aplicación a partir del 1° de enero de 1997, si el Banco se adjudica o recibe en dación de pago, bienes por cancelación de conceptos distintos a la amortización de capital, tales como intereses, recuperación de gastos y otros, éstos deben registrarse a valor Bs1. La previsión por desvalorización de bienes realizables al 31 de diciembre de 2000 y 1999 por Bs25.374.130 y Bs13.662.216, respectivamente, son considerados suficientes para cubrir las pérdidas que pudieran producirse en la realización de estos bienes.

f) Bienes de uso

Los terrenos y edificios se incluyen a los valores resultantes de revalúos técnicos practicados por un perito independiente al 31 de diciembre de 1985, 21 de febrero de 1989 y 24 de julio de 1990. El resto de los bienes de uso fueron revalorizados al 31 de diciembre de 1985. Dichos valores son actualizados entre la fecha de la revalorización y el cierre de cada ejercicio. Estos bienes se deprecian, utilizando el método de línea recta, en base a los años de vida útil determinados por el perito técnico que efectuó las revalorizaciones.

Las incorporaciones posteriores a los respectivos revalúos están valuadas a su costo de adquisición actualizado a moneda de cierre. La depreciación es calculada por el método de línea recta aplicando tasas anuales suficientes para extinguir los valores al final de la vida útil estimada.

Los mantenimientos, reparaciones, renovaciones y mejoras que no extienden la vida útil de los bienes son cargados a los resultados del ejercicio en el que se incurren.

g) Otros activos – Bienes alquilados a terceros

Los bienes alquilados a terceros se incluyen a los valores resultantes de un revalúo técnico practicado por un perito independiente al 21 de febrero de 1989. Dichos valores son actualizados entre la fecha de la revalorización y la del cierre de cada ejercicio, en función a las variaciones en la cotización oficial del dólar estadounidense respecto al boliviano. La depreciación es calculada utilizando el método de línea recta en función a los años de vida útil determinados por el perito técnico que efectuó la revalorización.

h) Previsiones y Provisiones

Las previsiones y provisiones en el activo como en el pasivo, se efectúan en cumplimiento a normas establecidas por la Superintendencia de Bancos y Entidades Financieras en el Manual de Cuentas, circulares específicas y regulaciones legales vigentes.

i) Previsión para indemnizaciones al personal

La previsión para indemnizaciones al personal se constituye para todo el personal por el total del pasivo devengado al cierre de cada ejercicio.

j) Patrimonio Neto

El Banco ajusta el total del patrimonio, en base a lo dispuesto por la Norma de Contabilidad N° 3 del Colegio de Auditores de Bolivia, actualizándolo en función de la variación en la cotización oficial del dólar estadounidense respecto al boliviano. El ajuste del capital pagado, reservas y utilidades retenidas no apropiadas se registra en la cuenta del Patrimonio Neto "Ajustes al patrimonio". La contrapartida de estos ajustes se refleja en la cuenta de resultados "Ajuste por inflación".

k) Resultados del ejercicio

El Banco determina los resultados del ejercicio de acuerdo con lo requerido por la Norma de Contabilidad N° 3 del Colegio de Auditores de Bolivia, reexpresando en moneda constante el valor de cada una de las líneas del estado de resultados. En la cuenta "Ajuste por inflación" se expone el resultado neto por exposición a la inflación durante el ejercicio.

l) Productos financieros devengados y comisiones ganadas

Los productos financieros ganados son registrados por el sistema de lo devengado, sobre la cartera vigente, excepto los correspondientes a aquellos créditos calificados deficientes (3), dudosos (4), ó perdidos (5). Los productos financieros ganados sobre las inversiones temporarias e inversiones permanentes de renta fija son registrados en función del método de lo devengado. Los productos financieros ganados sobre cartera vencida y en ejecución y sobre cartera vigente calificada como deficiente (3), dudosa (4) ó perdida (5), no se reconocen hasta el momento de su percepción. Las comisiones ganadas son contabilizadas por el método de lo devengado.

m) Cargos financieros pagados

Los gastos financieros son contabilizados por el método de lo devengado.

n) Impuesto a las Utilidades de las Empresas

El Banco, en lo que respecta al Impuesto a las Utilidades de las Empresas, está sujeto al régimen tributario establecido en la Ley N° 843, modificada con la Ley N° 1606. La tasa de impuesto es del 25%, y es considerado como pago a cuenta del Impuesto a las Transacciones.

NOTA 3 - CAMBIOS EN LAS POLITICAS Y ESTIMACIONES CONTABLES

Tal y como se comenta en la Nota 2, punto 2.1, la Superintendencia de Bancos y Entidades Financieras, ha dispuesto la actualización del Manual de Cuentas, con Circular SB/305/99 del 9 de diciembre de 1999 y Circular SB 315/2000 de 31 de mayo de 2000, aplicable a partir del 1° de enero de 2000 y 1° de julio de 2000, bajo el cual se han preparado los presentes estados financieros.

La Superintendencia de Bancos y Entidades Financieras ha emitido la Circular SB/291/99 que cambia el método de determinación de la previsión para incobrables, considerando un criterio de estimación más conservador. Los cambios de estimación en el cálculo de la previsión generaron, en la gestión 1999, un incremento de su saldo por aproximadamente Bs9.175.251.

NOTA 4 – ACTIVOS SUJETOS A RESTRICCIONES

Al 31 de diciembre de 2000 y 1999, no existían activos gravados ni de disponibilidad restringida, excepto por los siguientes:

	2000 Bs	1999 (Reexpresado) Bs
Depósitos en el B.C.B. por encaje legal	27.748.458	23.545.667
Títulos valores adquiridos en reporto	-	25.586.959
Cuotas de participación en el Fondo RAL	249.078.144	212.429.707
	276.826.602	261.562.333

NOTA 5 – ACTIVOS Y PASIVOS CORRIENTES Y NO CORRIENTES

Al 31 de diciembre de 2000 y 1999 los activos y pasivos, corrientes y no corrientes, se componen como sigue:

	2000 Bs	1999 (Reexpresado) Bs
ACTIVO		
ACTIVO CORRIENTE		
DISPONIBILIDADES	365.573.518	269.442.795
INVERSIONES TEMPORARIAS	444.635.465	461.038.755
CARTERA CORRIENTE	1.837.692.965	1.467.084.413
OTRAS CUENTAS POR COBRAR	31.046.764	31.195.663
OTROS ACTIVOS	11.417.704	11.129.600
Total activo corriente	2.690.366.416	2.239.891.226
ACTIVO NO CORRIENTE		
INVERSIONES TEMPORARIAS	38.356.211	42.741.384
CARTERA NO CORRIENTE	1.708.564.841	1.970.222.175
BIENES REALIZABLES	105.012.759	100.653.418,00
INVERSIONES PERMANENTES	84.666.909	74.569.014
BIENES DE USO	102.158.279	103.103.048
OTROS ACTIVOS	6.355.482	7.064.167
Total activo no corriente	2.045.114.481	2.298.353.206
Total activo	4.735.480.897	4.538.244.432
PASIVO Y PATRIMONIO		
PASIVO CORRIENTE		
OBLIGACIONES CON EL PUBLICO	2.003.465.725	2.408.495.912
OBLIGACIONES CON INSTITUCIONES FISCALES	667.021	611.820
OBLIGACIONES CON BANCOS Y ENTIDADES DE FINANCIAMIENTO	612.992.104	912.438.168
CUENTAS POR PAGAR	66.808.146	49.591.559
OBLIGACIONES SUBORDINADAS	3.212.895	3.060.295
Total pasivo corriente	2.687.145.891	3.374.197.754
PASIVO NO CORRIENTE		
OBLIGACIONES CON EL PUBLICO	679.626.733	127.522.570
OBLIGACIONES CON BANCOS Y ENTIDADES DE FINANCIAMIENTO	674.368.789	423.846.236
CUENTAS POR PAGAR	16.230.618	17.157.537
PREVISIONES	2.457	-
OBLIGACIONES SUBORDINADAS	149.930.000	111.650.000
Total pasivo no corriente	1.520.158.597	680.176.343
Total pasivo	4.207.304.488	4.054.374.097

La clasificación de activos y pasivos por vencimiento al 31 de diciembre de 2000 y 1999, es la siguiente:

AL 31 DE DICIEMBRE DE 2000 (EXPRESADO EN BOLIVIANOS):

RUBROS	A 30 DIAS	A 90 DIAS	A 180 DIAS	A 360 DIAS	A 720 DIAS	A MAS DE 720 DIAS	TOTAL
1 DISPONIBILIDADES	365.573.518	-	-	-	-	-	365.573.518
2 INVERSIONES TEMPORARIAS	309.040.152	58.459.539	15.290.183	56.904.363	38.356.211	-	478.050.448
3 CARTERA VIGENTE	353.512.780	440.719.742	485.378.705	423.927.899	497.468.935	1.211.095.906	3.412.103.967
4 INVERSIONES PERMANENTES	-	-	-	-	-	85.607.959	85.607.959
ACTIVOS	1.028.126.450	499.179.281	500.668.888	480.832.262	535.825.146	1.296.703.865	4.341.335.892
5 OBLIGACIONES C/PUBLICO A LA VISTA (*)	127.861.184	31.101.792	46.652.688	93.305.376	186.610.753	-	485.531.793
Depósitos en Cuenta Corriente	124.131.559	31.101.792	46.652.688	93.305.376	186.610.753	-	481.802.168
Otros depósitos a la vista	3.729.625	-	-	-	-	-	3.729.625
6 CAJA DE AHORROS (*)	254.847.745	26.242.003	39.363.005	78.726.010	157.452.022	-	556.630.786
7 DEPOSITOS A PLAZO FIJO	151.076.362	279.759.922	330.519.089	481.815.027	203.555.338	131.985.129	1.578.710.867
8 OBLIGACION CON EL PUBLICO RESTRINGIDAS	1.781.868	785.564	212.877	278.698	16.645	6.848	3.082.500
9 OBLIGACION CON INSTITUCIONES FISCALES	667.021	-	-	-	-	-	667.021
10 FINANCIAMIENTOS BCB	1.855.169	3.736.057	6.042.097	11.656.111	20.083.661	17.792.518	61.165.614
11 FINANCIAMIENTOS FONDESIF	-	-	-	-	-	-	-
12 FINANCIAM.ENT.FIN.DE SEGUNDO PISO	593.363	2.196.352	4.343.404	6.310.912	18.156.905	67.824.575	99.425.510
13 FINANCIAM.OTRAS ENT.FIN.DEL PAIS	887.330	11.646.582	3.688.289	36.963.838	12.760.000	59.334.000	125.280.040
14 FINANCIAMIENTOS INTERNOS	-	-	144.877	362.856	180.758	109.015	797.506
15 FINANCIAMIENTOS EXTERNOS	114.914.325	166.701.630	47.562.182	128.306.133	124.959.842	353.167.516	935.611.629
16 OBLIGACIONES SUBORDINADAS Y BONOS	2.386.685	826.210	-	-	-	149.930.000	153.142.895
PASIVOS	656.871.052	522.996.112	478.528.508	837.724.961	723.775.924	780.149.601	4.000.046.158
17 CUENTAS CONTINGENTES	154.009.139	168.799.583	96.547.753	188.697.289	56.898.774	99.162.289	764.114.827
ACTIVOS/PASIVOS	1,57	0,95	1,05	0,57	0,74	1,66	1,09

* El Banco ha revisado las políticas de calce estableciéndose nuevos parámetros de medición para elaborar con ellos nuevas estrategias de manejo de activos y pasivos.

En ese sentido en la gestión 2000 se cambió el criterio de la distribución de los depósitos a la vista y ahorros, que hasta diciembre de 1999 se mantenían registrados a un plazo de 30 días. El nuevo criterio considera que existe una base histórica promedio mínima y un monto variable. El monto variable se presenta como fondos a 30 días, y la base histórica se distribuye en partes iguales hasta los veinticuatro meses.

AL 31 DE DICIEMBRE DE 1999 (REEXPRESADO EN BOLIVIANOS A MONEDA DE CIERRE):

RUBROS	A 30 DIAS	A 90 DIAS	A 180 DIAS	A 360 DIAS	A 720 DIAS	A MAS DE 720 DIAS	TOTAL
1. DISPONIBILIDADES	269.442.795	-	-	-	-	-	269.442.795
2. INVERSIONES TEMPORARIAS	331.244.995	10.900.849	31.900.000	71.969.081	41.750.961	990.423	488.756.310
3. CARTERA VIGENTE	186.085.133	414.528.143	577.398.482	207.451.984	368.958.927	1.601.263.248	3.355.685.917
4. INVERSIONES PERMANENTES	-	-	-	-	-	75.510.064	75.510.064
ACTIVOS	786.772.923	425.428.992	609.298.482	279.421.066	410.709.888	1.677.763.735	4.189.395.086
5. OBLIGACIONES CON PUBLICO A LA VISTA	469.254.623	-	-	-	-	-	469.254.623
Depósitos en cuenta corriente	465.091.683	-	-	-	-	-	465.091.683
Otros depósitos a la vista	4.162.940	-	-	-	-	-	4.162.940
6. CAJA DE AHORROS	409.877.412	-	-	-	-	-	409.877.412
7. DEPOSITOS A PLAZO FIJO	259.185.480	478.488.593	367.473.884	346.158.659	109.764.461	17.733.408	1.578.804.485
8. OBLIGACIONES CON EL PUBLICO RESTRINGIDAS	762.785	235.772	149.885	64.421	20.526	4.174	1.237.563
9. OBLIGACIONES CON INSTITUCIONES FISCALES	611.820	-	-	-	-	-	611.820
10. FINANCIAMIENTOS BCB	3.184.914	6.877.126	16.467.106	15.842.579	27.669.053	42.683.048	112.723.826
11. FINANCIAMIENTOS FONDESIF	-	-	-	-	-	-	-
12. FINANCIAM.ENT.FIN.DE SEGUNDO PISO	74.168	1.949.517	7.447.854	8.069.844	19.432.255	12.895.633	49.869.271
13. FINANCIAM.OTRAS ENT.FIN.DEL PAIS	7.088.312	10.505.034	17.680.595	16.205.200	-	-	51.479.141
14. FINANCIAMIENTOS INTERNOS	144.876	-	108.990	253.867	543.621	253.887	1.305.241
15. FINANCIAMIENTOS EXTERNOS	69.698.909	230.916.739	401.143.541	64.206.264	44.846.525	275.522.213	1.086.334.191
16. OBLIGACIONES SUBORDINADAS Y BONOS	3.060.295	-	-	-	-	111.650.000	114.710.295
PASIVOS	1.222.943.594	728.972.781	810.471.855	450.800.834	202.276.441	460.742.363	3.876.207.868
17. CUENTAS CONTINGENTES	159.507.546	196.226.156	116.826.345	447.860.730	49.329.069	114.873.631	1.084.623.477
ACTIVOS/PASIVOS	0,64	0,58	0,75	0,62	2,03	3,62	1,08

El calce por plazos del Banco mejoró en el año 2000 gracias a la sustitución de deuda de corto plazo por mediano plazo. Esta reducción se hizo en momentos de baja de tasas favorables para el Banco. El mayor margen financiero es en parte resultado de estas menores tasas pasivas, no obstante el alza de la tasa LIBOR y el hecho que se captaron más fondos a largo plazo.

NOTA 6 - OPERACIONES CON PARTES RELACIONADAS

Al 31 de diciembre de 2000 y 1999, el Banco mantiene saldos de operaciones activas y pasivas con sociedades relacionadas, las que originan ingresos y egresos reconocidos en cada ejercicio. Sin embargo, éstos no exceden los límites establecidos en la Ley de Bancos y Entidades Financieras, las regulaciones de la Superintendencia de Bancos y Entidades Financieras y la Ley del Banco Central de Bolivia. Los activos con partes vinculadas fueron contratados antes de la emisión de la ley del Banco Central. El detalle de los mismos al 31 de diciembre de 2000 y 1999, es el siguiente:

AL 31 DE DICIEMBRE DE 2000
(EXPRESADO EN BOLIVIANOS)

	ACTIVO				PASIVO		DIF. NETA
NOMBRE O RAZON SOCIAL DEL DEUDOR	Monto adeudado por cartera directa (1)	Monto adeudado por cartera contingente (2)	Monto total adeudado (3)	Garantía Valor	Saldo Consolidado	Total Cuentas	Diferencia Activo Pasivo
GRUPOS ECONOMICOS VINCULADOS							
1.GRUPO ECONOMICO:Sr.LEON PRADO							
CONSORCIO FEDERICI IMPRESIT - ICE	-	-	-	-	296.952	2	(296.952)
ICE INGENIEROS S.A.	-	-	-	-	2.058.008	3	(2.058.008)
LEON PRADO JULIO	-	-	-	-	109.858	2	(109.858)
SUBTOTAL	-	-	-	-	2.464.818	7	(2.464.818)
2.GRUPO ECONOMICO:IMEX-COMILA							
IMEX LATINA LTDA.	-	-	-	-	-	-	-
COMPANIA MINERA LATINA S.R.L	-	9.570.000	9.570.000	5.354.530	-	-	9.570.000
BAYA CLAVIJO GUIDO OSWALDO	-	-	-	-	50.369	3	(50.369)
SUBTOTAL	-	9.570.000	9.570.000	5.354.530	50.369	3	9.519.631
3.GRUPO ECONOMICO:DESA-MONTROSE							
MONTROSE COMERCIAL INC.	-	8.294.000	8.294.000	23.829.823	48.076	1	8.245.924
DESARROLLOS AGRICOLAS S.A. (DESA)	1.287.265	-	1.287.265	29.475.600	246.572	3	1.040.693
SUBTOTAL	1.287.265	8.294.000	9.581.265	53.305.423	294.648	4	9.286.617
OTRAS VINCULACIONES AL BISA							
4.- GENERAL INDUSTRIAL TRADING S.A.	-	-	-	-	445.043	7	(445.043)
5.- INVERSIONES AMERICA (IVR)	-	-	-	-	1.783.286	1	(1.783.286)
6.- ALVERNIA MANAGEMENT	-	7.656.000	7.656.000	4.655.843	438.139	1	7.217.861
7.- BISA SEGUROS Y REASEGUROS BISA S.A.	-	-	-	-	9.930.475	27	(9.930.475)
8.- ALMACENES INTERNACIONALES S.A.	-	-	-	-	3.766.222	5	(3.766.222)
9.- BISA LEASING S.A.	220.553	-	220.553	10.797.155	1.567.457	3	(1.346.904)
10.- BISA AGENCIA DE BOLSA	-	-	-	-	20.253.468	33	(20.253.468)
11.- BISA PREMIER	-	-	-	-	5.637.911	10	(5.637.911)
12.- GRUPO CONSULTOR ASESORIA EMPRESARIAL	-	-	-	-	-	1	-
13.- BISA AGENTE DE BOLSA CAPITAL S.A.	-	-	-	-	-	-	-
14.- LA VITALICIA SEGUROS Y REASEGUROS	-	-	-	-	405.212	7	(405.212)
15.- UNICRUZ COMPAÑÍA DE SEGUROS DE VIDA	-	-	-	-	350.900	1	(350.900)
16.- BISA SAFI	-	-	-	-	16.968.312	2	(16.968.312)
SUBTOTAL	220.553	7.656.000	7.876.553	15.452.998	61.546.425	98	(53.669.872)
TOTAL GRUPOS VINCULADOS	1.507.818	25.520.000	27.027.818	74.112.951	64.356.260	112	(37.328.442)

AL 31 DE DICIEMBRE DE 2000
(EXPRESADO EN BOLIVIANOS)

Detalle de Ingresos y egresos reconocidos y generados por operaciones durante la gestión 2000

NOMBRE O RAZON SOCIAL DEL DEUDOR	INGRESOS	EGRESOS	DIFERENCIA NETA
GRUPOS ECONOMICOS VINCULADOS			
1.- GRUPO ECONOMICO: Sr. LEON PRADO			
CONSORCIO FEDERICI IMPRESIT - ICE	23.508	11.418	12.090
ICE INGENIEROS S.A.	378	16.372	(15.994)
LEON PRADO JULIO	-	-	-
SUBTOTAL	23.886	27.790	(3.904)
2.- GRUPO ECONOMICO: IMEX-COMILA			
COMPANIA IMPORTADORA EXPORTADORA LATINA S.R.L.	-	-	-
COMPANIA MINERA LATINA S.R.L	-	-	-
BAYA CLAVIJO GUIDO OSWALDO	-	6.507	(6.507)
SUBTOTAL	-	6.507	(6.507)
3.- GRUPO ECONOMICO: DESA-MONTROSE			
MONTROSE COMERCIAL INC.	41.218	1.340	39.878
DESARROLLOS AGRICOLAS S.A. (DESA)	13.881	-	13.881
SUBTOTAL	55.099	1.340	53.759
4.- OTRAS VINCULACIONES AL BISA			
GENERAL INDUSTRIAL TRADING S.A.	32	9.453	(9.421)
INVERSIONES AMERICA (IVR)	-	77.631	(77.631)
ALVERNIA MANAGEMENT	27.152	13.810	13.342
BISA SEGUROS Y REASEGUROS BISA S.A.	1.099	592.081	(590.982)
ALMACENES INTERNACIONALES S.A.	-	150.462	(150.462)
BISA LEASING S.A.	23.785	49.104	(25.319)
BISA AGENCIA DE BOLSA	56	1.720.896	(1.720.840)
BISA PREMIER	-	681.285	(681.285)
BISA SAFI	3.453	316.211	(312.758)
BISA AGENTE DE BOLSA BISA CAPITAL S.A.	-	7.250	(7.250)
LA VITALICIA	-	20.346	(20.346)
UNICRUZ VIDA	-	58.151	(58.151)
BISA TITULARIZADORA	-	33.079	(33.079)
SUBTOTAL	55.577	3.729.759	(3.674.182)
TOTAL GENERAL	134.562	3.765.395	(3.630.833)

AL 31 DE DICIEMBRE DE 1999
(EXPRESADO EN BOLIVIANOS A MONEDA DE CIERRE)

	ACTIVO				PASIVO		DIF. NETA
NOMBRE O RAZON SOCIAL DEL DEUDOR	Monto adeudado por cartera directa (1)	Monto adeudado por cartera contingente (2)	Monto total adeudado (3)	Garantía Valor	Saldo Consolidado	Total Cuentas	Diferencia Activo Pasivo
GRUPOS ECONOMICOS VINCULADOS							
1.-GRUPO ECONOMICO JULIO LEON PRADO							
- CONSORCIO FEDERICI IMPRESIT-ICE	-	-	-	-	2.438.938	2	(2.438.938)
- ICE INGENIEROS S.A.	602.245	-	602.245	6.047.067	1.593.852	3	(991.607)
- LEON PRADO JULIO	-	-	-	-	67.680	2	(67.680)
SUBTOTAL	602.245	-	602.245	6.047.067	4.100.470	7	(3.498.225)
2.-GRUPO ECONOMICO IMEX-COMILA							
- COMPAÑIA IMPORTADORA EXPORTADORA LATINA LTDA.	-	-	-	-	-	-	-
- COMPAÑIA MINERA LATINA SRL	-	9.570.000	9.570.000	5.282.897	-	-	9.570.000
- BAYA CLAVIJO GUIDO O.	-	-	-	-	16.391	3	(16.391)
SUBTOTAL	-	9.570.000	9.570.000	5.282.897	16.391	3	9.553.609
3.- GRUPO ECONOMICO DESA -MONTROSE							
- MONTROSE COMERCIAL INC.	-	14.674.000	14.674.000	29.133.857	3.212	1	14.670.788
- DESARROLLOS AGRICOLAS S.A. (DESA)	2.689.027	-	2.689.027	11.443.722	2.595.862	2	93.165
SUBTOTAL	2.689.027	14.674.000	17.363.027	40.577.579	2.599.074	3	14.763.953
OTRAS VINCULACIONES AL BISA							
4.- G.I.T. S.A.	-	-	-	-	658.055	7	(658.055)
5.- INVERSIONES AMERICA (IVR)	-	-	-	-	1.713.953	1	(1.713.953)
6.- ALVERNIA MANAGEMENT	-	7.656.000	7.656.000	4.593.557	412.721	1	7.243.279
7.- BISA SEGUROS Y REASEGUROS S.A.	-	-	-	-	19.643.957	42	(19.643.957)
8.- ALMACENES INTERNACIONALES S.A.	-	-	-	-	6.933.276	7	(6.933.276)
9.- BISA LEASING S.A.	1.072.923	-	1.072.923	34.269.553	2.283.404	3	(1.210.481)
10.- BISA FACTORING S.A.	-	-	-	-	4.922	2	(4.922)
11.- BISA AGENCIA DE BOLSA	-	-	-	-	53.433.336	60	(53.433.336)
12.- BISA PREMIER	-	-	-	-	23.082.418	24	(23.082.418)
13.- GRUPO CONSULTOR ASESORIA EMPRESARIAL	-	-	-	-	-	-	-
14.- BISA AGENTE DE BOLSA - CAPITAL S.A.	-	-	-	-	1.190.046	1	(1.190.046)
15.- LA VITALICIA SEGUROS Y REASEGUROS	-	17.924	17.924	-	1.185.458	9	(1.167.534)
SUBTOTAL	1.072.923	7.673.924	8.746.847	38.863.110	110.541.546	157	(101.794.699)
TOTAL GRUPOS VINCULADOS	4.364.195	31.917.924	36.282.119	90.770.653	117.257.481	170	(80.975.362)

AL 31 DE DICIEMBRE DE 1999:
(EXPRESADO EN BOLIVIANOS A MONEDA DE CIERRE)

Detalle de Ingresos y egresos reconocidos y generados por operaciones durante la gestión 1999

NOMBRE O RAZON SOCIAL DEL DEUDOR	INGRESOS	EGRESOS	DIFERENCIA NETA
GRUPOS ECONOMICOS VINCULADOS			
1.- GRUPO ECONOMICO: Sr. LEON PRADO			
- CONSORCIO FEDERICI IMPRESIT - ICE	124.308	11.215	113.093
ICE INGENIEROS S.A.	11.982	70.731	(58.749)
LEON PRADO JULIO	-	1.056	(1.056)
SUBTOTAL	136.290	83.002	53.288
2.- GRUPO ECONOMICO: IMEX-COMILA			
- COMPAÑIA IMPORTADORA EXPORTADORA LATINA S.R.L.	-	-	
COMPAÑIA MINERA LATINA S.R.L	27.243	-	27.243
BAYA CLAVIJO GUIDO OSWALDO	-	125	(125)
SUBTOTAL	27.243	125	27.118
3.- GRUPO ECONOMICO: DESA-MONTROSE			
- MONTROSE COMERCIAL INC.	59.885	47	59.838
DESARROLLOS AGRICOLAS S.A. (DESA)	27.397	13.760	13.637
SUBTOTAL	87.282	13.807	73.475
OTRAS VINCULACIONES AL BISA			
4.- GENERAL INDUSTRIAL TRADING S.A.	4.976	15.333	(10.357)
5.- INVERSIONES AMERICA (IVR)	-	35.823	(35.823)
6.- ALVERNIA MANAGEMENT	21.542	-	21.542
7.- BISA SEGUROS Y REASEGUROS S.A.	725.538	1.737.121	(1.011.583)
8.- ALMACENES INTERNACIONALES S.A.	25.942	68.756	(42.814)
9.- BISA LEASING S.A.	2.782.595	67.984	2.714.611
10.- BISA FACTORING S.A.	2.590	18.878	(16.288)
11.- BISA S.A. AGENTE DE BOLSA	31.918	1.646.211	(665.648)
12.- BISA S.A. AGENTE DE BOLSA - BISA PREMIER	37.384	703.032	(665.648)
13.- BISA S.A. AGENTE DE BOLSA - BISA CAPITAL	12.396	11.168	1.228
14.- LA VITALICIA S.A.	105	-	105
SUBTOTAL	3.644.986	4.304.306	(659.320)
TOTAL GENERAL	3.895.801	4.401.240	(505.439)

NOTA 7 - MONEDA EXTRANJERA

Los estados financieros expresados en bolivianos, incluyen el equivalente de saldos en otras monedas (principalmente dólares estadounidenses), y también incluyen operaciones con mantenimiento de valor, de acuerdo con el siguiente detalle:

AL 31 DE DICIEMBRE DE 2000:

	Total Moneda extranjera Bs	Total CMV Bs	Total Bs
ACTIVO			
Disponibilidades	297.665.595	1.067.096	298.732.691
Inversiones temporarias	458.728.494	4.703.065	463.431.559
Cartera	3.304.451.817	132.307.062	3.436.758.879
Otras cuentas por cobrar	5.370.628	-	5.370.628
Inversiones permanentes	656.893	-	656.893
Otros activos	7.461.546	-	7.461.546
Total activo	4.074.334.973	138.077.223	4.212.412.196
PASIVO			
Obligaciones con el público	2.499.699.659	47.741.395	2.547.441.054
Obligaciones con bancos y entidades de financiamiento	1.232.024.207	38.456.582	1.270.480.789
Cuentas por pagar	41.168.864	2.832.770	44.001.634
Previsiones	2.457	-	2.457
Obligaciones subordinadas	153.142.895	-	153.142.895
Total pasivo	3.926.038.082	89.030.747	4.015.068.829
Posición neta - activa	148.296.891	49.046.476	197.343.367

AL 31 DE DICIEMBRE DE 1999 (REEXPRESADO):

	Total Moneda extranjera Bs	Total CMV Bs	Total Bs
ACTIVO			
Disponibilidades	211.765.685	3.244.935	215.010.620
Inversiones temporarias	477.417.429	4.703.894	482.121.323
Cartera	3.211.987.933	112.188.180	3.324.176.113
Otras cuentas por cobrar	5.193.357	-	5.193.357
Inversiones permanentes	656.893	-	656.893
Otros activos	6.988.387	-	6.988.387
Total activo	3.914.009.684	120.137.009	4.034.146.693
PASIVO			
Obligaciones con el público	2.341.525.413	60.050.300	2.401.575.713
Obligaciones con bancos y entidades de financiamiento	1.297.351.199	38.512.416	1.335.863.615
Cuentas por pagar	26.887.512	2.826.160	29.713.672
Obligaciones subordinadas	114.710.295	-	114.710.295
Total pasivo	3.780.474.419	101.388.876	3.881.863.295
Posición neta - activa	133.535.265	18.748.133	152.283.398

Los activos y pasivos en moneda extranjera y con mantenimiento de valor han sido convertidos a bolivianos al tipo de cambio oficial vigente al 31 de diciembre de 2000 de Bs6.38 por US$ 1 (31 de diciembre de 1999 de Bs5,98), o su equivalente en otras monedas.

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS

Los estados financieros al 31 de diciembre de 2000 y 1999, están compuestos de los siguientes grupos:

a) DISPONIBILIDADES

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000 Bs	1999 (Reexpresado) Bs
Caja	68.988.371	108.982.664
Banco Central de Bolivia	146.080.265	99.004.229
Bancos y corresponsales del país	478.473	-
Bancos y corresponsales del exterior	150.026.409	61.455.902
	365.573.518	269.442.795

b) CARTERA

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000 Bs	1999 (Reexpresado) Bs
Cartera vigente	3.412.103.967	3.355.685.917
Cartera con atraso de 30 días	8.606.686	-
Cartera vencida	22.296.905	19.837.365
Cartera en ejecución	133.130.374	79.771.033
Productos financieros devengados por cobrar	86.661.317	66.875.878
Previsión para cartera incobrable	(116.541.443)	(84.863.605)
	3.546.257.806	3.437.306.588

Clasificación de la cartera por tipo de crédito

AL 31 DE DICIEMBRE DE 2000 (EXPRESADO EN BOLIVIANOS):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
Crédito Comercial	3.160.371.950	6.212.905	19.239.207	127.111.383	438.559.955	110.276.581
Crédito Hipotecario de Vivienda	204.500.921	1.975.130	2.114.094	3.844.825	-	3.707.136
Cartas de Crédito	-	-	-	-	217.219.354	3.958
Microcrédito no garantizado	217.256	-	-	-	-	-
Microcrédito debidamente garantizado	5.051.698	4.609	61.529	564.343	-	479.280
Crédito de Consumo no garantizado	1.506.815	-	-	-	-	-
Crédito de Consumo debidamente garantizado	40.455.327	414.042	882.075	1.609.823	108.335.518	1.886.167
TOTALES	3.412.103.967	8.606.686	22.296.905	133.130.374	764.114.827	116.353.122

Nota: no comparable por ser un requerimiento nuevo.

Clasificación de la cartera por sector económico

AL 31 DE DICIEMBRE DE 2000 (EXPRESADO EN BOLIVIANOS):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
Agricultura	58.157.783	-	2.955	2.511.571	730.844	4.348.433
Ganaderia y actividades de servicios conexas	110.025.563	-	-	8.677.149	231.520	7.662.586
Caza silvicultura y pesca	1.646.719	-	-	-	-	-
Explotación minas y canteras	44.406.217	-	402.507	-	112.012.757	346.306
Industrias manufactureras	1.124.950.724	2.365.174	12.668.830	36.634.061	85.766.002	32.946.110
Prod.y distrib.de electricidad.gas y agua	25.707.365	-	110.932	-	21.552.934	-
Construcción y trabajos relacionados	442.977.239	2.280.926	3.152.370	18.687.672	49.415.155	17.479.722
Comercio al por mayor y menor	550.487.844	489.746	1.385.320	31.700.457	124.467.263	22.939.512
Hoteles y restaurantes	38.621.946	-	-	188.829	167.554	133.445
Transporte. almacenamiento y comunicación	57.592.855	106.265	-	2.228.314	87.988.135	2.206.037
Intermediación financiera	8.670.825	443.794	-	2.423.181	52.810.927	1.359.417
Actividades inmobiliarias de alquiler administ.	23.548.375	-	-	-	942.652	65.501
Informática. investigación y desarrollo	2.421.267	-	-	538.313	2.832.612	132.456
Servicios profesionales	17.301.967	775.702	-	1.770.336	6.832.923	1.044.103
Adm.pública defensa seguridad social	68.894.888	-	137.307	-	10.482.672	6.004
Enseñanza	172.715.479	151.349	934.336	3.125.451	22.956.684	7.045.787
Actividades relacionadas con salud y servicios	20.553.025	-	-	642.720	272.425	431.465
Otras actividades de servicios	643.423.886	1.993.730	3.502.348	24.002.320	184.651.768	18.206.238
TOTALES	3.412.103.967	8.606.686	22.296.905	133.130.374	764.114.827	116.353.122

Nota: no comparable por ser un requerimiento nuevo.

Clasificación de la cartera por tipo de garantía

AL 31 DE DICIEMBRE DE 2000 (EXPRESADO EN BOLIVIANOS):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
GARAN.HIP.INMUEBLES URBANOS	1.006.551.923	3.904.872	2.715.704	19.962.683	4.757.983	17.547.249
GARAN.HIP.INMUEBLES RURALES	122.175.410	944.565	-	12.082.456	196.308	13.273.131
GARAN.HIP.VEHICULOS	16.185.932	146.855	426.414	320.059	467.337	243.533
GARAN.EN TITULOS VALORES	95.903.521	-	-	6.358.294	319.000	1.459.723
MAQUINARIA	165.949.116	395.560	1.839.462	29.126.793	9.930.050	22.202.115
BIENES MUEBLES Y ENSERES	21.484.335	-	-	-	33.495.000	-
MERCADERIAS EN ALMACEN	75.466.708	-	-	10.553.730	9.351.289	9.478.864
OTRAS GARANTIAS PRENDARIAS	5.540.259	-	-	-	42.442.925	-
GARAN.BONOS DE PRENDA	15.929.999	-	10.089.904	1.870.926	-	7.212.040
GARAN.DEPTOS.EN LA ENT.FINANC.	54.690.014	2.771	6.996	-	61.986.498	140.395
DEPOSITOS A PLAZO FIJO	3.888	-	-	-	950.093	2.297
CARTAS DE CREDITO STAND BY	0	-	-	-	76.480.622	-
OTRAS GARANTIAS DE ENT.FINAN.	722.004	-	-	-	43.264.283	-
OTRAS GARANTIAS	19.778.000	-	-	-	-	852.087
NATURALES	339.039.846	1.867.601	3.161.747	22.352.182	100.323.282	22.053.083
JURIDICAS	3.159.372	-	161.286	4.256.802	114.240	1.801.014
SOLA FIRMA	1.469.523.640	1.344.462	3.895.393	26.246.449	380.035.917	20.087.592
TOTALES	3.412.103.967	8.606.686	22.296.905	133.130.374	764.114.827	116.353.122

Nota: no comparable por ser un requerimiento nuevo.

Clasificación de la cartera según la calificación de créditos, en montos y porcentajes

AL 31 DE DICIEMBRE DE 2000 (EXPRESADO EN BOLIVIANOS):

Calificación	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Importe total	%	Previsión para incobrables
1.Normales	2.806.842.541	3.826.547	241.045	0	743.396.390	3.554.306.523	82	739.804
2.Problemas Potenciales	395.334.092	1.813.735	4.308.274	0	7.373.068	408.829.169	9	8.473.329
3.Deficientes	188.473.797	2.915.364	17.120.354	56.077.800	1.722.892	266.310.207	6	49.111.102
4.Dudosos	21.299.652	51.040	426.309	44.500.517	11.423.398	77.700.916	2	25.372.365
5.Perdidos	153.885	0	200.923	32.552.057	199.079	33.105.944	1	32.656.522
TOTALES	3.412.103.967	8.606.686	22.296.905	133.130.374	764.114.827	4.340.252.759	100	116.353.122

Clasificación de la cartera según la calificación de créditos, en montos y porcentajes

AL 31 DE DICIEMBRE DE 1999 (REEXPRESADO):

Calificación	Vigente		Vencida		En ejecución		Contingente	
	Bs	%	Bs	%	Bs	%	Bs	%
1. Normales	2.825.955.273	84%	466.412	2%	-	0%	1.045.678.566	96%
2. Problemas potenciales	354.621.830	11%	2.959.514	15%	-	0%	26.250.520	3%
3. Deficientes	170.248.551	5%	16.132.725	82%	13.622.548	17%	12.453.679	1%
4. Dudosos	4.848.826	0%	40.088	0%	16.644.041	21%	31.628	0%
5. Perdidos	11.437	0%	238.626	1%	49.504.444	62%	209.084	0%
Totales	3.355.685.917	100%	19.837.365	100%	79.771.033	100%	1.084.623.477	100%

Nota: La información al 31 de diciembre de 1999 es distinta de la gestión 2000 por ser un requerimiento nuevo.

Concentración crediticia por número de clientes, en montos y porcentajes

AL 31 DE DICIEMBRE DE 2000 (EXPRESADO EN BOLIVIANOS):

	Vigente	Atraso hasta 30 días	Vencida	Ejecución	Contingente	Previsión para incobrables
1 a 10 mayores	582.472.894	-	-	-	73.586.087	-
11 a 50 mayores	913.882.213	-	-	-	270.578.143	6.265.654
51 a 100 mayores	604.486.778	-	11.907.562	30.570.062	74.013.539	34.929.769
otros	1.311.262.082	8.606.686	10.389.343	102.560.312	345.937.058	75.157.699
TOTALES	3.412.103.967	8.606.686	22.296.905	133.130.374	764.114.827	116.353.122

AL 31 DE DICIEMBRE DE 1999 (REEXPRESADO Y EN MILES DE BOLIVIANOS):

Detalle	Vigente Bs	Vigente %	Vencida Bs	Vencida %	En ejecución Bs	En ejecución %
De 1 a 10 mayores prestatarios	859.025	19%	-	0%	-	0%
De 11 a 50 mayores prestatarios	1.189.264	27%	-	0%	-	0%
De 51 a 100 mayores prestatarios	707.134	16%	-	0%	17.290	22%
Otros	1.684.887	38%	19.837	100%	62.481	78%
Total	4.440.310	100%	19.837	100%	79.771	100%

Nota: La información al 31 de diciembre de 1999 es distinta de la gestión 2000 por ser un requerimiento nuevo.

Evolución de la cartera de las dos últimas gestiones al 31 de diciembre de 2000

SITUACION DE LA CARTERA	SALDOS AL 31/12/00	SALDOS AL 31/12/99 (Reexpresado)
VIGENTE	3.412.103.967	3.355.685.917
ATRASO HASTA 30 DIAS	8.606.686	-
VENCIDA	22.296.905	19.837.365
EJECUCION	133.130.374	79.771.033
CARTERA DIRECTA	3.576.137.932	3.455.294.315
CARTERA CONTINGENTE	764.114.827	1.084.623.477
TOTAL CARTERA	**4.340.252.759**	**4.539.917.792**
PREVISION ESPECIFICA	116.353.122	70.074.745
PREVISION GENERICA	188.321	14.788.860
PREVISION PARA ACTIVOS CONTINGENTES	2.457	-
TOTAL PREVISIONES	**116.543.900**	**84.863.605**
CARGOS POR PREVISION ESPECIFICA PARA INCOBRABILIDAD	62.652.957	29.553.437
CARGOS POR PREVISION GENERICA PARA INCOBRABILIDAD	2.425.414	-
PRODUCTOS POR CARTERA (INGRESOS FINANCIEROS)	475.993.002	382.218.095
PRODUCTOS EN SUSPENSO	37.142.424	23.262.948
LINEAS DE CREDITO OTORGADAS Y UTILIZADAS	124.405.112	131.894.412
LINEAS DE CREDITO OTORGADAS Y NO UTILIZADAS	1.012.159.919	966.462.255
TOTAL DE LINEAS DE CREDITO OTORGADAS	**1.136.565.031**	**1.098.356.667**
CASTIGOS	72.908.885	53.450.984

Nota: Se consideró no necesaria la presentación de la información de la gestión 1998.

c) INVERSIONES TEMPORARIAS Y PERMANENTES

INVERSIONES TEMPORARIAS

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000 Bs	1999 (Reexpresado) Bs
Inversiones en el Banco Central de Bolivia (CDD's)	1.814.287	2.602.543
Inversiones en entidades financieras del país	14.315.785	56.061.554
Inversiones en entidades financieras del exterior	31.900.000	57.420.000
Letras del Tesoro General de la Nación	179.230.907	128.965.857
Inversiones de disponibilidad restringida	249.078.144	238.016.666
Otros títulos valores	1.711.325	5.689.690
Productos financieros devengados por cobrar	4.941.228	15.023.829
	482.991.676	503.780.139

INVERSIONES PERMANENTES

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000 Bs	1999 (Reexpresado) Bs
Participación en entidades de servicio	34.674.652	32.902.483
Participación en entidades de seguros	47.946.250	39.622.546
Participación en instituciones financieras internacionales	1.374.644	1.374.644
Otras inversiones	1.612.413	1.610.391
Previsión por desvalorización de la participación en otras sociedades	(941.050)	(941.050)
	84.666.909	74.569.014

Inversiones temporarias y permanentes

La única inversión estratégica hecha en el año 2000 fue la adquisición de Unicruz Seguros de Vida S.A. inversión que fue consolidada con la inversión en La Vitalicia Seguros y Reaseguros de Vida S.A. como consecuencia de la fusión de ambas empresas.

Además, se crearon dos nuevas empresas pertenecientes al Grupo Financiero BISA, BISA SAFI-Administradora de Fondos, y BISA Sociedad Titularizadora S.A. La participación accionaria del Banco, en ésta última, es del 60%.

La estructura de inversiones tendió a favorecer las inversiones en títulos soberanos (Banco Central de Bolivia - BCB y Tesoro General de la Nación - TGN) como en el exterior, habiendo bajado significativamente la inversión en títulos de bancos del país y a prácticamente cero en fondos comunes. Esto se explica en parte por el alza en tasa de interés del dólar en los Estados Unidos de Norteamérica que favoreció las inversiones temporales en el exterior. Por otro lado, el Banco tomó oportunidades de inversión en títulos del TGN y del BCB muy atractivas respecto a los rendimientos y riesgo.

PARTICIPACION EN ENTIDADES FINANCIERAS Y AFINES

Al 31 de diciembre de 2000 y 1999, el Banco tenía participación mayoritaria e influencia significativa en las siguientes instituciones:

BISA SEGUROS Y REASEGUROS S.A.

	2000	2000 Bs	1999	1999 (Reexpresado) Bs
Porcentaje de Participación	75,80%		8,16%	
Cantidad de Acciones Ordinarias (*)	271.803		204.845	
Porcentaje de Votos	75.80%		81.16%	
Utilidades Acumuladas		423.678		275.201
Utilidad de la Gestión		7.664.945		10.007.492
Total Activo		117.329.143		89.067.747
Total Pasivo		66.275.385		48.748.262
Total Patrimonio		51.053.758		40.319.485
Dividendos Recibidos por la Gestión 1999		7.768.634		-
V.P.P. al 30 de noviembre de 2000 por acción		143,29		159,72
Ganancia Básica y Diluida por Acción en la Gestión		21,38		39,64
Utilidad no distribuida a favor de la Entidad		6.131.176		8.345.434
Importe de Rendimientos Ganados durante la Gestión		5.575.301		8.298.364

(*) Al 31 de diciembre de 2000 incluye 66.958 acciones pendientes de emisión.

ALMACENES INTERNACIONALES S.A. - RAISA

	2000	2000 Bs	1999	1999 (Reexpresado) Bs
Porcentaje de Participación	52,59%		52,59%	
Cantidad de Acciones Ordinarias	2.303		2.303	
Porcentaje de Votos	52,59%		52,59%	
Utilidades Acumuladas		675.829		182.032
Utilidad de la Gestión		49.615		1.197.785
Total Activo		8.422.769		8.665.080
Total Pasivo		1.826.781		1.543.756
Total Patrimonio		6.595.988		7.121.324
Dividendos Recibidos por la Gestión 1999		265.703		-
V.P.P. al 30 de noviembre de 2000 por acción		1505.93		1.625,87
Ganancia Básica y Diluida por Acción en la Gestión		11.33		273,47
Utilidad no distribuida a favor de la Entidad		381.533		725.687
Importe de Rendimientos Ganados durante la Gestión		139.796		633.216

BISA AGENTE DE BOLSA S.A.

	2000	2000 Bs	1999	1999 (Reexpresado) Bs
Porcentaje de Participación	82,60%		79,18%	
Cantidad de Acciones Ordinarias	21.868		20.961	
Porcentaje de Votos	82,60%		79,18%	
Utilidades Acumuladas		-		-
Utilidad de la Gestión		2.305.246		1.335.052
Total Activo		56.697.996		53.738.977
Total Pasivo		49.689.489		47.052.975
Total Patrimonio		7.008.507		6.686.002
Dividendos Recibidos por la Gestión 1999		1.464.034		610.516
V.P.P. al 30 de noviembre de 2000 por acción		264,75		252,57
Ganancia Básica y Diluida por Acción de la Gestión		87,08		50,43
Utilidad no distribuida a favor de la Entidad		1.904.133		1.057.095
Importe de Rendimientos Ganados durante la Gestión		1.851.036		1.007.931

BISA LEASING S.A.

	2000	2000 Bs	1999	1999 (Reexpresado) Bs
Porcentaje de Participación	80,94%		74,79%	
Cantidad de Acciones Ordinarias	13.760		12.714	
Porcentaje de Votos	80,94%		74,79%	
Utilidades Acumuladas		-		-
Utilidad de la Gestión		1.964.116		4.098.263
Total Activo		129.706.244		127.222.324
Total Pasivo		106.710.867		102.367.890
Total Patrimonio		22.995.377		24.854.434
Dividendos Recibidos por la Gestión 1999		2.585.569		1.246.663
V.P.P. al 30 de noviembre de 2000 por acción		1.352,67		1.462,02
Ganancia Básica y Diluida por Acción en la Gestión		115,53		241,07
Utilidad no distribuida a favor de la Entidad		1.589.755		3.065.092
Importe de Rendimientos Ganados durante la Gestión		1.676.472		3.352.683

LA VITALICIA SEGUROS Y REASEGUROS DE VIDA S.A.

	2000	2000 Bs	1999	1999 (Reexpresado) Bs
Porcentaje de Participación	69,94%		70,00%	
Cantidad de Acciones Ordinarias	126,214		65,800	
Porcentaje de Votos	69,94%		70,00%	
Pérdidas acumuladas		(2.707.683)		(971.410)
Pérdida de la Gestión		(1.460.747)		(1.369.303)
Total Activo		35.384.762		20.546.737
Total Pasivo		19.565.951		10.808.047
Total Patrimonio		15.818.811		9.738.690
Dividendos Recibidos por la Gestión 1999		-		-
V.P.P. al 30 de noviembre de 2000 por acción		88,22		114,98
Pérdida Básica y Diluida por Acción en la Gestión		(8,10)		(14,57)
Pérdida acumulada al 31 de diciembre de 2000		(2.915.400)		(1.638.499)
Importe de Pérdidas durante la Gestión		(1.842.320)		(3.298.875)

BISA SOCIEDAD DE TITULARIZACION

	2000	2000 Bs
Porcentaje de Participación	60,00%	
Cantidad de Acciones Ordinarias	1,020	
Porcentaje de Votos	60,00%	
Utilidades acumuladas		-
Utilidad de la Gestión		4.406
Total Activo		1.820.216
Total Pasivo		51.817
Total Patrimonio		1.768.399
Dividendos Recibidos por la Gestión 1999		-
V.P.P. al 30 de noviembre de 2000		1,040.23
Ganancia Básica y Diluida por Acción en la Gestión		2,59
Utilidad no distribuida a favor de la Entidad		2.644
Importe de Rendimientos Ganados durante la Gestión		-

Los datos de las sociedades vinculadas por la gestión 1999 son al 31 de diciembre de 1999, excepto por los datos de Bisa Seguros y Reaseguros S.A. y La Vitalicia Seguros y Reaseguros de Vida S.A., que son al 30 de noviembre de 1999. Los datos de la gestión 2000 corresponden a información al 30 de noviembre de 2000.

BISA Sociedad de Titularización fue constituida el 2 de mayo de 2000, por lo que no se cuenta con información de la gestión 1999.

d) OTRAS CUENTAS POR COBRAR

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000	1999 (Reexpresado)
	Bs	Bs
Anticipo para pago del impuesto a las transacciones	18.077.520	21.316.874
Pagos anticipados	6.116.369	4.902.130
Alquileres pagados	103.781	259.453
Otras partidas pendientes de cobro (*)	7.679.544	4.493.429
Comisiones por cobrar	155.928	55.294
Gastos por recuperar	534.461	579.160
Importes entregados en garantía	159.500	23.255
Productos devengados por cobrar	-	20.604
Previsión para otras cuentas por cobrar	(1.780.339)	(454.536)
	31.046.764	31.195.663

(*) Corresponde principalmente a cuenta por cobrar por operaciones de tarjetas de crédito, retiros cajeros ATM, cuentas a cobrar servicios a clientes, etc.

e) BIENES REALIZABLES

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000	1999 (Reexpresado)
	Bs	Bs
Bienes muebles adjudicados		
Dentro del plazo de tenencia	11.329.073	-
Excedidos del plazo de tenencia	36.102.186	-
	47.431.259	31.011.715
Bienes inmuebles adjudicados		
Dentro del plazo de tenencia	46.430.662	-
Excedidos del plazo de tenencia	36.512.498	-
	82.943.160	83.303.919
Bienes fuera de uso	12.470	-
Subtotal	130.386.889	114.315.634
Previsiones		
Por menor valor de mercado	(4.881.764)	-
Por exceso en el plazo de tenencia	(20.492.366)	-
Subtotal	(25.374.130)	(13.662.216)
	105.012.759	100.653.418

f) BIENES DE USO

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000	1999 (Reexpresado)
	Bs	Bs
Terrenos	21.311.552	19.546.297
Edificios	69.953.843	71.167.228
Mobiliario y enseres	5.909.763	5.741.265
Equipo e instalaciones	11.714.072	9.960.090
Equipos de computación	24.504.975	22.077.045
Vehículos	5.739.279	5.354.545
Obras de arte	141.235	141.045
Obras en construcción	1.946.645	421.416
	141.221.364	134.408.931
Menos: Depreciaciones acumuladas	(39.063.085)	(31.305.883)
Valores residuales	102.158.279	103.103.048

g) OTROS ACTIVOS

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000	1999 (Reexpresado)
	Bs	Bs
Bienes alquilados	3.184.344	3.255.107
Remesas en tránsito	7.443.414	6.778.082
Operaciones por liquidar	28.632	138.086
Operaciones fuera de hora	-	424.042
Partidas pendientes por tarjetas de crédito	2.628.046	2.429.864
Bienes para uso del personal	3.171.138	3.809.061
Papeleria útiles y material de servicios	1.317.612	1.168.608
Otros	-	190.917
	17.773.186	18.193.767

h) OBLIGACIONES CON EL PUBLICO

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000 Bs	1999 (Reexpresado) Bs
Obligaciones con el público a la vista	485.531.793	469.254.623
Obligaciones con el público en caja de ahorros	556.630.785	409.877.412
Obligaciones con el público en depósitos a plazo fijo	1.578.710.867	1.578.804.485
Obligaciones con el público restringidas	3.082.500	1.237.563
Cargos financieros devengados por pagar	59.136.513	76.844.399
	2.683.092.458	2.536.018.482

Nota: No se consideró necesaria la presentación de la gestión 1998.

En el año 1999 los bancos ejercieron una fuerte competencia por las captaciones en base a precio y a campañas. En el año 2000, las captaciones se achicaron pero también la demanda de fondos, por lo que los precios bajaron.

Las captaciones del público siguieron siendo la principal fuente de fondos para sostener el crecimiento del Banco durante los años 1999 y 2000.

A pesar de la baja en tasas y del achicamiento de las captaciones del sistema durante el 2000, los fondos locales tuvieron un importante rol para el Banco aumentando en US$ 25,5 millones.

En los dos últimos años las captaciones en ahorro fueron el principal factor de crecimiento. Este fenómeno se atribuye al lanzamiento en 1999 del producto Bisa Activa, muy atractivo en rendimientos, y en el 2000 a un mayor acercamiento del Banco al público, mediante campañas publicitarias y equipos de ventas de servicios no crediticios, como acciones externas al Banco que redujeron la participación de la competencia.

Por otra parte, si bien los depósitos a plazo no tuvieron ningún crecimiento, su estructura cambió drásticamente con respecto a 1999 por dos efectos:

- Reemplazo de depósitos a corto plazo emitidos a favor de banqueros en el exterior por captaciones de inversores institucionales locales con plazos de hasta cinco años y a tasas muy aceptables, y

- Ampliación de los plazos de los depósitos del público con el objetivo de aprovechar la baja de tasas.

i) OBLIGACIONES CON INSTITUCIONES FISCALES

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000 Bs	1999 (Reexpresado) Bs
Obligaciones fiscales a la vista	667.021	611.820

j) OBLIGACIONES CON BANCOS Y ENTIDADES DE FINANCIAMIENTO

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000	1999 (Reexpresado)
	Bs	Bs
Obligaciones con el Banco Central de Bolivia		
A largo plazo	14.303.352	17.207.771
Cartas de crédito diferidas	46.862.261	95.516.055
	61.165.613	112.723.826
Obligaciones con otras entidades financieras		
Obligaciones a la vista	35.693.653	8.616.758
Financiamientos externos a corto plazo	423.892.363	585.659.944
Financiamientos externos a mediano plazo	148.207.400	92.573.800
Financiamientos externos a largo plazo	221.613.088	232.418.759
Corresponsales por cartas de crédito diferidas a corto plazo	88.292.426	140.454.118
Corresponsales por cartas de crédito diferidas a mediano plazo	18.780.003	27.773.762
Corresponsales por cartas de crédito diferidas a largo plazo	34.826.348	7.453.808
Obligaciones con entidades financieras de segundo piso	99.425.511	49.869.271
Otros financiamientos internos	797.506	1.305.241
Bancos y corresponsales del país	125.280.039	50.770.829
Cargos financieros devengados por pagar	29.386.943	26.664.288
	1.226.195.280	1.223.560.578
	1.287.360.893	1.336.284.404

En la gestión 2000, además de aumentar sus captaciones del público, el Banco captó de financiadores locales, NAFIBO y AFP's, importantes sumas a cinco años y a tasas razonablemente bajas. Estas captaciones se instrumentaron como depósitos a plazo fijo, si bien las correspondientes a NAFIBO se registraron como obligaciones con bancos y entidades de financiamiento.

Con relación a financiamientos externos, el Banco se limitó a recibir desembolsos ya pactados y a obtener un préstamo subordinado de la DEG a 9 años plazo. Por lo demás, el Banco redujo su exposición a la deuda externa, especialmente de corto plazo, tanto de comercio exterior como de libre disponibilidad captados como depósitos a plazo fijo.

Los organismos internacionales que otorgan financiamiento a mediano y largo plazo a la entidad son: C.A.F., C.I.I., I.F.C., F.M.O., D.E.G., B.I.D., K.F.W. Los bancos del exterior con los que opera el Banco son: Barclay's Bank, International Bank of Miami, Pine Bank, ABN Eximbank, Atlantic Security Bank, BAC Florida Bank.

El detalle de las líneas de financiamiento obtenidas y sus respectivos saldos no utilizados al 31 de diciembre de 2000, es como sigue:

	Obtenidas	Utilizadas	Saldo
	Bs	Bs	Bs
Línea de crédito obtenida y no utilizada del BCB	314.277.095	121.759.357	192.517.738
Línea de crédito obtenida y no utilizada de los diferentes banqueros en el exterior	1.971.017.727	821.272.506	1.149.745.221
	2.285.294.822	943.031.863	1.342.262.959

k) CUENTAS POR PAGAR

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000 Bs	1999 (Reexpresado) Bs
Por intermediación financiera	318.472	272.993
Cuentas por pagar	45.466.734	32.068.924
	45.785.206	32.341.917
Provisiones y previsiones		
Beneficios sociales	8.718.561	9.090.356
Impuesto a la propiedad de bienes inmuebles y vehículos automotores	2.122.603	2.133.077
Impuesto a las utilidades	12.472.368	14.460.628
Contingencias	9.678.370	5.521.949
	32.991.902	31.206.010
Partidas pendientes de imputación		
Remesas en tránsito	1.096.339	2.192.250
Operaciones fuera de hora	-	418.303
Otros	3.100.034	506.542
	4.196.373	3.117.095
Intereses devengados por pagar	65.283	84.074
	83.038.764	66.749.096

l) PREVISIONES

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000 Bs	1999 (Reexpresado) Bs
Previsión para activos contingentes	2.457	-

m) OBLIGACIONES SUBORDINADAS

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000 Bs	1999 (Reexpresado) Bs
Obligaciones con Entidades del Exterior	149.930.000	111.650.000
Cargos financieros devengados por pagar	3.212.895	3.060.295
	153.142.895	114.710.295

Las obligaciones subordinadas corresponden a:

- Crédito subordinado por US$ 7.500.000 obtenido de la Compañía Financiera de Holanda (F.M.O.) a 6 años plazo con amortización semestral a intereses y un solo pago de capital al vencimiento el 15 de enero del 2005.

- Crédito subordinado por US$ 10.000.000 obtenido de la Corporación Andina de Fomento (CAF) a 7 años plazo. Los intereses son pagaderos semestralmente desde la fecha del desembolso y el capital amortizable semestralmente a partir del 5° año.

- Crédito Subordinado de USD 6.000.000 obtenido de Deutsche Investitions Und Entwicklungsgellschast MHB (D.E.G.) a 9 años. Los intereses son pagados semestralmente desde la fecha de desembolso y el capital amortizable semestralmente a partir del quinto año.

La contratación de los créditos fue aprobada mediante Junta Ordinaria de Accionistas del 7 de diciembre de 1998, por la Junta General Extraordinaria del 20 de octubre de 1999 y por la Junta General Extraordinaria de Accionistas del 21 de julio de 2000 y autorizada por la Superintendencia de Bancos y Entidades Financieras, en fecha 8 de enero y 9 de diciembre de 1999 y 26 de septiembre de 2000, respectivamente.

n) INGRESOS Y GASTOS FINANCIEROS

La composición de los ingresos y gastos financieros al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000	1999 (Reexpresado)
	Bs	Bs
INGRESOS FINANCIEROS		
Productos por:		
Disponibilidades	647.342	17.650
Inversiones Temporarias	38.245.456	21.428.554
Cartera Vigente	420.247.734	351.060.513
Cartera con Atraso 30 Días	40.925.635	-
Cartera Vencida	7.095.111	27.586.833
Cartera en Ejecución	7.724.522	3.570.749
Otras Cuentas por Cobrar	4.376	-
Inversiones Permanentes	-	9.150.848
Comisión Cartera Contingente	18.106.931	20.783.828
	532.997.107	433.598.975
GASTOS FINANCIEROS		
Cargos por:		
Obligaciones con el Público	165.740.838	140.265.848
Obligaciones con Bancos y Entidades de financiamiento	103.978.935	90.674.509
Otras Cuentas por Pagar	2.498.584	5.001.103
Obligaciones Subordinadas	13.121.974	2.648.254
	285.340.331	238.589.714

Los ingresos financieros crecieron por una mayor cartera bruta, especialmente aquella con fondos propios; como por el alza en tasas activas iniciada durante el año 1999 para compensar el mayor riesgo crediticio. También contribuyeron a este crecimiento mayores rendimientos de tesorería. Restaron a este crecimiento cierto aumento de activos que no generan ingresos financieros, especialmente en cartera morosa y bienes realizables.

Por su parte aunque incrementaron en monto absoluto, los egresos financieros tuvieron una baja en términos relativos de costo, gracias a una reducción de las tasas de los interés de depósitos a plazo fijo y del pasivo de mayor costo durante el primer semestre, y a un incremento en los pasivos de bajo costo, como ser las cajas de ahorro. Esta situación contrarrestó el alza en la tasa LIBOR que está ligada a la deuda externa y al crecimiento de la deuda subordinada que es de alto costo.

El resultado final fue una ampliación del margen financiero en casi 27% respecto al año anterior.

El mejor margen financiero cubrió con creces el incremento en previsiones por mora, que sobrepasó en 120% al año anterior, los cargos netos por ajuste de inflación, y el resultado negativo de la venta, mantenimiento y previsión de bienes realizables. Es importante mencionar que mediante una campaña de remates se vendió un importante volumen de bienes realizables.

o) RECUPERACIONES DE ACTIVOS FINANCIEROS

La composición de las recuperaciones de activos financieros al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000 Bs	1999 (Reexpresado) Bs
Por recuperación de capital	2.362.034	577.035
Por recuperación de Intereses	2.740.864	1.111.478
Por disminución previsión por otras cuentas por cobrar	-	78.890
	5.102.898	1.767.403

p) CARGOS POR INCOBRABILIDAD Y DESVALORIZACION DE ACTIVOS FINANCIEROS

La composición de los cargos por incobrabilidad y desvalorización de activos financieros 31 de diciembre de 2000 y 1999, es la siguiente:

	2000 Bs	1999 (Reexpresado) Bs
Cargo por previsión para cartera incobrable	62.652.957	29.553.437
Cargo por previsión genérica de cartera con factores de riesgo adicional	2.425.414	-
Cargo por previsión por otras cuentas por cobrar	299.384	63.800
Castigo de productos financieros cartera	39.655	39.932
	65.417.410	29.657.169

q) OTROS INGRESOS Y GASTOS OPERATIVOS

La composición de otros ingresos y gastos operativos 31 de diciembre de 2000 y 1999 es la siguiente:

	2000 Bs	1999 (Reexpresado) Bs
OTROS INGRESOS		
Comisiones y servicios	13.850.034	11.250.090
Operaciones de cambio y arbitraje	7.448.869	8.248.342
Ingreso de bienes realizables	18.739.312	12.916.077
Inversiones permanentes no financieras	13.135.757	14.207.230
Ingresos operativos diversos	11.794.971	9.447.923
	64.968.943	56.069.662

OTROS GASTOS OPERATIVOS

	2000 Bs	1999 (Reexpresado) Bs
Comisiones y servicios	4.276.843	2.593.659
Gastos de bienes realizables	35.786.360	17.823.342
Pérdida por inversiones permanentes no financieras	5.624.438	3.988.416
Recuperación de bienes alquilados	78.761	72.730
Gastos operativos diversos	3.093.494	1.984.099
	48.859.896	26.462.246

Los ingresos operativos netos, excepto los bienes realizables, siguieron aumentando gracias a mayores comisiones por servicios, tanto de banca minorista como de ajustes a las estructuras de precios que hizo el Banco, y aún a pesar de una disminución en las comisiones ganadas por riesgos contingentes.

r) INGRESOS Y GASTOS EXTRAORDINARIOS Y DE GESTIONES ANTERIORES

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000 Bs	1999 (Reexpresado) Bs
INGRESOS DE GESTIONES ANTERIORES		
Mayor compensación del I.U.E.	1.012.290	-
Ingresos Banca de Seguros	24.720	-
Otros	-	12.345
	1.037.010	12.345

NOTA 8 - COMPOSICION DE LOS GRUPOS DE LOS ESTADOS FINANCIEROS (Cont.)

r) INGRESOS Y GASTOS EXTRAORDINARIOS Y DE GESTIONES ANTERIORES (Cont.)

GASTOS DE GESTIONES ANTERIORES

	2000 Bs	1999 (Reexpresado) Bs
Pago Deuda Externa Gestión pasada	1.644.028	-
Pago deuda Seguridad Social	1.304.386	-
Pago de deudas tributarias	-	1.301.016
	2.948.414	1.301.016

s) GASTOS DE ADMINISTRACION

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000 Bs	1999 (Reexpresado) Bs
Gastos de personal	52.193.723	48.227.043
Servicios contratados	16.648.903	11.979.834
Seguros	2.313.978	2.533.824
Comunicaciones y traslados	7.045.937	6.262.605
Impuestos	18.035.041	14.300.088
Mantenimiento y reparaciones	3.619.489	3.310.265
Depreciaciones y desvalorización bienes de uso	8.939.739	8.690.433
Amortización de cargos diferidos	186.042	262.268
Otros gastos de administración	26.746.578	25.481.363
	135.729.430	121.047.723

Los gastos administrativos y de personal crecieron, dejando al Banco con una utilidad neta antes de impuestos ligeramente mayor al año 1999. El impuesto de transacción fue mayor en el año por los mayores ingresos no financieros, lo que redujo a prácticamente el mismo nivel del año anterior la utilidad antes de las utilidades de las empresas subsidiarias. Las subsidiarias redujeron sus utilidades a la mitad, con lo que las utilidades del Banco en el año 2000 quedaron por debajo del año 1999.

t) CUENTAS CONTINGENTES

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000	1999 (Reexpresado)
	Bs	Bs
Cartas de crédito emitidas vista	70.467.127	90.746.322
Cartas de crédito emitidas diferidas	22.567.675	29.654.175
Cartas de crédito con prepago	-	-
Cartas de crédito confirmadas	2.360.958	496.364
Cartas de crédito stand by	121.823.592	60.636.440
Avales	74.853.113	111.322.487
Boletas de garantía contragarantizadas	116.780.108	358.653.775
Boletas de garantía no contragarantizadas	230.857.142	301.219.502
Líneas de crédito no comprometidas	124.405.112	131.894.412
	764.114.827	1.084.623.477

u) CUENTAS DE ORDEN

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000	1999 (Reexpresado)
	Bs	Bs
Valores y bienes recibidos en custodia	1.543.090.685	1.576.683.023
Valores en cobranza	67.793.094	34.053.013
Garantías recibidas	7.446.980.537	7.597.630.746
Cuentas de registro	3.050.760.821	2.167.744.678
Cuentas deudoras de los fideicomisos	5.041.063	77.120.612
	12.113.666.200	11.453.232.072

v) FIDEICOMISOS

La composición del grupo al 31 de diciembre de 2000 y 1999, es la siguiente:

	2000	1999 (Reexpresado)
	Bs	Bs
Disponibilidades	1.272.899	13.233.410
Inversiones temporarias	-	5.815.993
Cartera	-	47.394.059
Otras cuentas por cobrar	-	306.673
Inversiones permanentes	3.416.016	10.370.477
Gastos	352.148	-
	5.041.063	77.120.612

En el siguiente cuadro se detallan los fideicomisos al 31 de diciembre de 2000:

NOMBRE FIDEICOMITENTE	TIPO DE FIDEICOMISO	DEL FIDEI-COMITENTE	DESTINO DE FONDOS BENEFICIARIO	PLAZO DE LAS OPERACIONES	IMPORTE (Bs)
Cliente N° 1	GARANTIA Y ADMINISTRACION	COMPRA DE ACCIONES	Beneficiario N° 1	INDEFINIDO	715.497
Cliente N° 2	GARANTIA Y ADMINISTRACION	COMPRA DE ACCIONES	Beneficiario N° 2	INDEFINIDO	557.402
Cliente N° 3	ADMINISTRACION. INVERSION Y PENSION	INVERSION Y PENSION	Beneficiario N° 3	6 AÑOS	226.016
Cliente N° 4	ADMINISTRACION. INVERSION Y PENSION	INVERSION Y PENSION	Beneficiario N° 4	12 AÑOS	3.190.000
GASTOS					352.148
TOTALES (Bs)					5.041.063

Nota: No comparable por ser un requerimiento nuevo.

NOTA 9 - PATRIMONIO

a) CAPITAL PAGADO

El capital autorizado del Banco, según Resolución SB N° 0055/98 del 2 de junio de 1998, es de Bs500.000.000, dividido en 50.000.000 acciones ordinarias, cada una por un valor de Bs10.

La Junta General Ordinaria de Accionistas celebrada el 25 de febrero de 2000 y el 23 de febrero de 1999 aprobó la distribución de utilidades de la gestión de 1999 y 1998 en un 20,25% y 27% equivalente a Bs12.277.507 y Bs18.952.445, respectivamente y la Junta General Extraordinaria de Accionistas celebrada el 25 de febrero de 2000 y 23 de febrero de 1999, aprobó la capitalización de:

	2000 Bs	1999 Bs
Ajuste global del patrimonio	22.465.790	15.086.745
Reinversión de utilidades de la gestión 1999 y 1998	42.289.190	44.222.370
	64.754.980	59.309.115

El monto anterior fue aprobado para su capitalización por la Superintendencia de Bancos y Entidades Financieras mediante Resolución SB/038/2000 del 6 de junio de 2000 y por el Servicio Nacional de Registro de Comercio, (SENAREC), en fecha 21 de julio de 2000 con Resolución Administrativa N° 10272/2000.

El capital pagado está conformado por Bs408.799.890 correspondientes a 40.879.765 acciones emitidas y Bs2.240 correspondientes a 224 acciones por emitir.

El Valor Patrimonial Proporcional de cada acción en circulación al 31 de diciembre de 2000 es de Bs12,92 (al 31 de diciembre de 1999, Bs14,06).

El Valor Patrimonial Proporcional se calcula dividiendo el total del patrimonio neto a la fecha de cierre sobre el total de acciones emitidas y en circulación a esa fecha, procedimiento que está de acuerdo con principios de contabilidad generalmente aceptados.

b) AJUSTES AL PATRIMONIO

El movimiento de este rubro se expone en el estado de cambios del patrimonio neto.

En la cuenta Ajuste al patrimonio se contabilizan los ajustes por la actualización de las cuentas del patrimonio del Banco. El monto de la cuenta "Ajustes al Patrimonio" al 31 de diciembre de 2000 es de Bs29.638.650, el que se compone como sigue:

	Bs
Actualización de Capital Pagado	24.962.184
Actualización de Ajustes al Patrimonio	826.501
Actualización de Reservas	2.110.153
Actualización de Resultados Acumulados	1.739.812
	29.638.650

Los importes de las cuentas que componen el rubro ajustes al patrimonio pueden ser capitalizados o utilizados para absorber pérdidas acumuladas.

c) RESERVA LEGAL

De acuerdo con lo dispuesto por la legislación vigente y los estatutos del Banco, debe destinarse una suma no inferior al 10% de las utilidades líquidas y realizadas del ejercicio al fondo de reserva legal, hasta alcanzar el 50% del capital pagado.

En el estado de cambios en el patrimonio neto se expone el movimiento que tuvo esta cuenta patrimonial durante los ejercicios terminados el 31 de diciembre de 2000 y 1999.

d) RESTRICCIONES PARA LA DISTRIBUCION DE UTILIDADES

Los convenios de préstamos con Internacional Finance Corporation (IFC) y Corporación Financiera Holandesa (FMO), permiten la distribución del 100% de utilidades siempre y cuando el Banco no esté en mora.

El convenio de préstamo financiado por el Banco Interamericano de Desarrollo (BID), incluye una restricción para la distribución de dividendos del 50% de las utilidades, salvo que se paguen, por anticipado, las cuotas pendientes de capital del préstamo del BID en un monto igual al monto de los dividendos por distribuirse en exceso del 50%.

El convenio de deuda subordinada con la FMO prohibe declarar o pagar dividendo alguno o hacer cualquier distribución sobre su capital legal, comprar redimir o de otra forma adquirir cualquier acción u opción sobre la misma, si inmediatamente después de declarar o pagar tal dividendo se incumple cualquier regulación de adecuación patrimonial u otras regulaciones de la Superintendencia de Bancos y Entidades Financieras o del Banco Central de Bolivia.

El convenio de la deuda con la Corporación Interamericana de Inversiones (CII) permite que el Banco BISA S.A. declare y pague dividendos en efectivo o en acciones aumentado su capital patrimonial solamente si:

i) Ningún evento de incumplimiento o condición que, con el tiempo pudiese constituirse en un evento de incumplimiento ocurrido;

ii) El Banco BISA S.A. cuenta con utilidades suficientes para proceder con el pago de dichos dividendos.

El convenio de préstamo con la Corporación Andina de Fomento (CAF) – Préstamo A/B, especifica que no se pueden pagar dividendos o distribución de su capital patrimonial, si, después de dar efecto a estas acciones se constituiría un evento de incumplimiento.

El convenio de la deuda con la Corporación Andina de Fomento (CAF) – Préstamo Subordinado, especifica que no se repartirán dividendos en efectivo a los accionistas por un monto superior al cuarenta por ciento (40%) de las utilidades netas generadas en el ejercicio anual con cargo al cual se reparten los dividendos.

NOTA 10 - PONDERACION DE ACTIVOS

La ponderación de activos a nivel consolidado es la siguiente:

AL 31 DE DICIEMBRE DE 2000:

Código	Nombre	Saldo Activo Bs	Coeficiente de riesgo	Activo Computable Bs
Categoría I	Activos con cero riesgo	815.797.377	0.00	-
Categoría II	Activos con riesgo de 10%	-	0.10	-
Categoría III	Activos con riesgo de 20%	314.348.096	0.20	62.869.619
Categoría IV	Activos con riesgo de 50%	293.117.594	0.50	146.558.797
Categoría V	Activos con riesgo de 75%	69.506.309	0.75	52.129.732
Categoría VI	Activos con riesgo de 100%	4.011.515.263	1.00	4.011.515.263
Totales		5.504.284.639		4.273.073.411
10% sobre Activo computable				427.307.341
Patrimonio Neto				574.193.546
Excedente/ (Déficit) Patrimonial				146.886.205
Coeficiente de Suficiencia Patrimonial				13,44%

AL 31 DE DICIEMBRE DE 1999 (REEXPRESADO):

Código	Nombre	Saldo Activo Bs	Coeficiente de riesgo	Activo Computable Bs
Categoría I	Activos con cero riesgo	747.760.612	0.00	-
Categoría II	Activos con riesgo de 10%	-	0.10	-
Categoría III	Activos con riesgo de 20%	700.805.994	0.20	140.161.198
Categoría IV	Activos con riesgo de 50%	209.845.489	0.50	104.922.744
Categoría V	Activos con riesgo de 100%	4.041.576.424	1.00	4.041.576.424
Totales		5.699.988.519		4.286.660.366
10% sobre Activo computable				428.666.037
Patrimonio Neto				523.155.698
Excedente/ (Déficit) Patrimonial				94.489.661
Coeficiente de Suficiencia Patrimonial				12,20%

NOTA 11 - CONTINGENCIAS

El Banco declara no tener contingencias probables de ninguna naturaleza, más allá de las registradas contablemente.

NOTA 12 - HECHOS POSTERIORES

Con posterioridad al 31 de diciembre de 2000, no se han producido hechos o circunstancias que afecten en forma significativa los presentes estados financieros.

NOTA 13 - AMBITO DE CONSOLIDACION

Al 31 de diciembre de 2000 y 1999 el Banco tiene una participación mayoritaria en el patrimonio de BISA Seguros y Reaseguros S.A. (75,80% y 81,16%, respectivamente); Almacenes Internacionales S.A.-RAISA (52,59% y 52,59%, para ambas gestiones); BISA S.A. Agente de Bolsa (82,60% y 79,18%, respectivamente); BISA Leasing S.A. (80,94% y 74,79%, respectivamente); La Vitalicia Seguros y Reaseguros de Vida S.A. (69,94% y 70%, respectivamente) y BISA Sociedad de Titularización S.A. con 60% al 31 de diciembre de 2000.

La inversión en las subsidiarias está valuada a su valor patrimonial proporcional del 30 de noviembre de 2000 y al 30 de noviembre de 1999. Si se hubieran consolidado los presentes estados financieros de las mencionadas compañías, de acuerdo con lo establecido por la Norma Contabilidad N° 8 del Colegio de Auditores de Bolivia, un resumen de la situación financiera consolidada de BANCO BISA S.A. y sus subsidiarias y de los resultados consolidados de sus operaciones al 31 de diciembre de 2000 y 1999, es la siguiente:

BALANCE GENERAL

	2000	1999 (Reexpresado)
	Bs	Bs
ACTIVO		
Disponibilidades	361.577.728	274.393.171
Inversiones temporarias	498.055.981	564.970.351
Operaciones de reporto	13.572.770	21.295.005
Cartera	3.648.732.043	3.548.161.442
Otras cuentas por cobrar (incluye exigible técnico)	80.076.356	61.556.928
Bienes realizables	112.597.883	109.089.645
Inversiones permanentes	102.679.186	17.104.761
Bienes de uso	109.146.426	106.674.796
Otros activos	29.508.119	19.644.691
Total del activo	4.955.946.492	4.722.890.790
PASIVO		
Obligaciones con el público	2.631.685.181	2.486.611.805
Obligaciones con instituciones fiscales	667.021	611.820
Obligaciones de reporto	49.184.595	42.758.211
Obligaciones con bancos y entidades de financiamiento	1.342.177.091	1.421.236.811
Cuentas por pagar	124.860.454	103.724.844
Reservas técnicas	53.344.579	32.688.287
Títulos valores en circulación	43.724.058	12.991.439
Obligaciones subordinadas	155.412.554	116.976.457
Total del pasivo	4.401.055.533	4.217.599.674
INTERES MINORITARIO	26.714.550	21.420.781
PATRIMONIO NETO		
Capital pagado	408.799.890	344.044.910
Ajustes al patrimonio	29.638.650	52.802.492
Reserva Legal	32.456.236	26.393.270
Utilidades retenidas no apropiadas	57.281.633	60.629.663
Total del patrimonio neto	528.176.409	483.870.335
Total del pasivo y patrimonio neto	4.955.946.492	4.722.890.790

José Luis Aranguren
Gerente General

Félix Monroy
Contador General

ESTADO DE GANANCIAS Y PERDIDAS

	2000 Bs	1999 (Reexpresado) Bs
Ingresos financieros	565.377.522	499.661.716
Gastos financieros	(305.805.485)	(294.569.456)
	259.572.037	205.092.260
Cargos por incobrabilidad	(62.781.180)	(29.700.090)
	196.790.857	175.392.170
Primas de seguros producidas (netas de reaseguro)	88.937.469	44.741.333
Reclamos (neto de recuperaciones)	(23.438.210)	(13.232.049)
Constitución de reservas técnicas	(5.159.159)	(5.129.392)
	257.130.957	201.772.062
Otros ingresos operativos	67.082.465	59.994.822
Otros gastos operativos	(76.230.722)	(38.496.447)
Utilidad de operación bruta	247.982.700	223.270.437
Gastos de administración	(186.227.365)	(153.832.391)
Utilidad del ejercicio	61.755.335	69.438.046
Ingreso de gestiones anteriores	1.037.010	17.803
Gastos de gestiones anteriores	(2.965.245)	(1.287.399)
Utilidad antes del interés minoritario	59.827.100	68.168.450
Interés minoritario	(2.545.467)	(3.483.291)
Utilidad neta	57.281.633	64.685.159

Esta consolidación no implicaría ningún efecto en el patrimonio del Banco ni en los resultados de los ejercicios terminados el 31 de diciembre de 2000 y 1999.

José Luis Aranguren
Gerente General

Félix Monroy
Contador General

Sergio A. Koremblit G.

INFORME DEL SÍNDICO

A los Señores
Accionistas de
Banco BISA S.A.
La Paz

1. De acuerdo a lo establecido en los artículos N° 335 y 337 del Código de Comercio y los estatutos de la Sociedad, tengo a bien informar lo siguiente:

- He tomado conocimiento de las decisiones adoptadas en las reuniones de Directorio.

- He examinado la Memoria referente al ejercicio terminado el 31de diciembre de 2000.

- He verificado la constitución de fianzas para el ejercicio del cargo de los directores en la gestión 2000.

Con respecto a las tareas descritas previamente, he obtenido las informaciones y explicaciones que he considerado necesarias y, al respecto, no tengo observaciones que formular.

2. Además, he revisado el balance general de Banco BISA S.A. al 31 de diciembre de 2000 y los correspondientes estados de ganancias y pérdidas, de cambios en el patrimonio neto y de cambios en la situación financiera por el ejercicio terminado en esa fecha, teniendo a la vista el informe de la firma auditora Pricewaterhouse Coopers S.R.L. de fecha 30 de enero de 2001, en el cual los auditores externos emitieron una opinión sin salvedades. Estos estados financieros son responsabilidad de la Gerencia de la Sociedad. Mi responsabilidad es expresar una opinión sobre los mismos basada en mi trabajo.

3. Basado en mi tarea y en la auditoría de los estados financieros arriba mencionados efectuada por la firma Pricewaterhouse Coopers S.R.L., informo que, no he tomado conocimiento de ninguna modificación importante que deba hacerse a los estados financieros mencionados en el párrafo anterior. Por lo tanto, recomiendo a la Junta, aprobar la Memoria y los estados financieros del Banco al 31 de diciembre de 2000.

30 de enero de 2001

Sergio Koremblit
Síndico



Bancos Corresponsales

AFRICA DEL SUR
ABN AMRO BANK N.V.
ABSA BANK LIMITED
FIRSTRAND BANK LIMITED

ALEMANIA
ABN AMRO BANK N.V.
BADEN-WUERTTEMBERGISCHE BANK A.G.
BANCO DO BRASIL S.A.
BANK OF NEW YORK
BANKERS TRUST COMPANY
BAYERISCHE HYPO-UND VEREINSBANK A.G.
BAYERISCHE LANDESBANK GIROZENTRALE
BERLINER BANK AKTIENGESELLSCHAFT
BFG BANK A.G.
BHF BANK
CITIBANK
COMMERZBANK A.G.
DEUTSCHE BANK A.G.
DRESDNER BANK
FORTIS BANK
HAMBURGER SPARKASSE
HAMBURGISCHE LANDESBANK - GIROZENTRALE
LANDESBANK BADEN- WÜERTTEMBERG
NORDDEUTSCHE LANDESBANK GIROZENTRALE
SANWA BANK, LTD
SCHMIDTBANK
SKANDINAVISKA ENSKILDA BANKEN A.G.
SUEDWESTBANK A.G.
VEREINS-UND WESTBANK
WESTDEUTSCHE LANDESBANK GIROZENTRALE

ARABIA SAUDITA
STANDARD CHARTERED BANK

ARGENTINA
ABN AMRO BANK
BANCO BISEL S.A.
BANCO DE GALICIA Y BUENOS AIRES
BANCO DE LA CIUDAD DE BUENOS AIRES
BANCO DE LA NACION ARGENTINA
BANCO DE LA PROVINCIA DE BUENOS AIRES
BANCO DO BRASIL S.A.
BANCO EUROPEO PARA AMERICA LATINA
BANCO SUDAMERIS
BANK OF AMERICA
BANKBOSTON N.A.
BANQUE NATIONALE DE PARIS
BBVA BANCO FRANCES S.A.
DEUTSCHE BANK S.A.
HSBC BANK S.A.
STANDARD CHARTERED BANK

AUSTRALIA
ABN AMRO BANK N.V.
CREDITANSTALT A.G.
DEUTSCHE BANK A.G.
ING BANK A.G.
RAIFFEISENVERBANK SALBURG
STANDARD CHARTERED BANK LTD
THE TORONTO DOMINION LIMITED
WIENER NEUSTAEDTER SPARKASSE

BAHAMAS
BANK OF BOSTON TRUST CO. LTD
SANTANDER INVESTMENT BANK LTD

BELGICA
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
BANCO EUROPEO PARA AMERICA LATINA
BANKUNIE N.V.
BANQUE BRUXELLES LAMBERT
CITIBANK BELGIUM N.V.S.A.
DEUTSCHE BANK A.G.
FORTIS BANK
THE SANWA BANK, LTD

BOSNIA HERZEGOVINA
PROMDEI BANK

BRASIL
ABN AMRO BANK
BANCO BARCLAYS E GALICIA S.A.
BANCO BMC S.A.
BANCO BNL DO BRASIL S.A.
BANCO BOAVISTA S.A.
BANCO BRADESCO S.A.
BANCO CITIBANK S.A.
BANCO CREDIBANCO S.A.
BANCO DE LA PROVINCIA DE BUENOS AIRES
BANCO DO BRASIL S.A.
BANCO DO ESTADO DE SANTA CATARINA S.A.
BANCO DO ESTADO DE SAO PAULO S.A. (BANESPA)
BANCO EUROPEO PARA AMERICA LATINA
BANCO FRANCES E BRASILEIRO S.A.
BANCO ITAU S.A.
BANCO SAFRA S.A.
BANCO SANTANDER S.A.
BANCO SUDAMERIS S.A.
BANKBOSTON N.A.
CITIBANK N.A.
DEUTSCHE BANK
DRESDNER BANK LATEINAMERIKA A.G.
FIRST NATIONAL BANK OF BOSTON
LLOYDS BANK PLC
UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A.
STANDARD CHARTERED BANK

CANADA
STANDARD CHARTERED BANK

CHILE
AMERICA EXPRESS BANK
BANCO BICE
BANCO DE A. EDWARDS
BANCO DE CHILE
BANCO DE CREDITO E INVERSIONES
BANCO DE SANTIAGO
BANCO DEL DESARROLLO
BANCO DEL ESTADO DE CHILE
BANCO SANTANDER
BANCO SECURITY
BANCO SUDAMERICANO
BANCO SUDAMERIS
BANQUE NATIONAL DE PARIS
BBVA BANCO BHIF
CITIBANK N.A.
CORPBANCA
DRESDNER
FLEET NATIONAL BANK

CHINA
ABN AMRO BANK
BANK OF AMERICA, N.A.
STANDARD CHARTERED BANK
THE SANWA BANK, LTD

Hong Kong
ABN AMRO BANK N.V.
BANK OF NEW YORK
BANK ONE, N.A.
BELGIAN BANK
COMMERZBANK A.G.
NATEXIS BANQUE
STANDARD CHARTERED BANK
TORONTO DOMINION BANK
THE SANWA BANK, LTD
UBS A.G.

COLOMBIA
BANCO DE BOGOTA
BANCO DE COMERCIO EXTERIOR DE COLOMBIA S.A.
BANCO DE CREDITO
BANCO DE OCCIDENTE
BANCO DEL PACIFICO
BANCO POPULAR
BANCO SUDAMERIS
BANCO TEQUENDAMA
BANCO UCONAL
BANCOLOMBIA
EXTEBANDES DE COLOMBIA S.A.
FIRST NATIONAL BANK

COREA
ABN AMRO BANK
AMERICA EXPRESS BANK LTD
BANK OF NEW YORK
DEUTSCHE BANK A.G.
SHINHAN BANK
STANDARD CHARTERED BANK
THE DAEGU BANK LTD
THE EXPORT-IMPORT BANK OF KOREA
THE SANWA BANK LTD

CROACIA
PROMDEI BANK

DINAMARCA
ABN AMRO BANK
DEN DANSKE BANK
SYDBANK A.S.

ECUADOR
ABN AMRO BANK
BANCO DE GUAYAQUIL
BANCO DE PICHINCHA
BANCO DEL PACIFICO
BANCO INTERNACIONAL S.A.
BANCO POPULAR DEL ECUADOR
LLOYDS BANK (BLSA) LIMITED
PRODUBANCO

ESTADOS UNIDOS DE NORTE AMERICA
Nueva York
ABN AMRO BANK
BANCO ATLANTICO, S.A.
BANCO DE CHILE
BANCO DE GALICIA Y BS. AS.
BANCO DE LA PROVINCIA DE BUENOS AIRES
BANCO DE LA REPUBLICA ORIENTAL DEL URUGUAY
BANCO DO ESTADO DE SAO PAULO S.A. (BANESPA)
BANK OF NEW YORK
BANKERS TRUST COMPANY NEW YORK
BPD INTERNATIONAL BANK
BROWN BROTHERS HARRIMAN AND CO.
CHO HUNG BANK
CITIBANK N.A.
DEUTSCHE BANK A.G.
FLEET BANK NATIONAL ASSOCIATION
FORTIS BANK N.V.
ISRAEL DISCOUNT BANK OF NEW YORK
NATEXIS BANQUE
PARK AVENUE BANK
ROYAL BANK OF CANADA
STANDARD CHARTERED BANK
THE CHASE MANHATTAN BANK

THE TORONTO DOMINION BANK
THE SANWA BANK, LTD

Miami
AMTRADE INTERNATIONAL BANK OF FLORIDA
ATLANTIC SECURITY BANK
BAC FLORIDA BANK
BANCO DE CHILE MIAMI Y NEW YORK
BANCO DE SABADELL, S.A.
BANCO INTERNACIONAL DE COSTA RICA
BANCO MERCANTIL, C.A.,SACA
BANCO SANTANDER CENTRAL HISPANO
BANCO STANDARD CHARTERED
BANK BOSTON INTERNATIONAL
BANK ATLANTIC
BANK OF AMERICA
BANK OF OKLAHOMA
BANK OF THE WEST
BANQUE SUDAMERIS
BARCLAYS BANK PLC
COLONIAL BANK
COMMERCEBANK, N.A.
DRESDNER BANK LATEINAMERIKA A.G.
EASTERN NATIONAL BANK
EAST-WEST BANK
FIRST UNION NATIONAL BANK
FIRST INTERNATIONAL BANK OF ISRAEL LTD
HAMILTON BANK, N.A.
INTERCREDIT BANK
INTERNATIONAL BANK FOR RECONSTRUCTION
ISRAEL DISCOUNT BANK
MARK TWAIN BANK
MELLON BANK N.A.
PINEBANK
SUMMIT BANK
SUNTRUST
THE INTERNATIONAL BANK OF MIAMI N.A.
U.S. BANK OF CALIFORNIA
UNION BANK OF CALIFORNIA
UNION PLANTERS BANK
US BANK N.A.
WASHINGTON MUTUAL BANK
WELLS FARGO BANK

ESPAÑA
ABN AMRO BANK
ALTAE BANCO
BANCO ATLANTICO S.A.
BANCO BILBAO VIZCAYA ARGENTARIA
BANCO COOPERATIVO ESPANOL S.A.
BANCO DE ASTURIAS
BANCO DE ANDALUCIA
BANCO DE CASTILLA
BANCO DE CREDITO LOCAL DE ESPAÑA
BANCO DE GALICIA, S.A.
BANCO DE LA MEDIANA Y PEQUEÑA EMPRESA
BANCO DE SABADELL S.A.
BANCO DE VASCONIA S.A.
BANCO ESPANOL DE CREDITO
BANCO EXTERIOR DE ESPAÑA S.A.
BANCO POPULAR ESPAÑOL, S.A.
BANCO SANTANDER CENTRAL HISPANO
BANCO SANTANDER DE NEGOCIOS
BANCO SIMEON
CAJA DE MADRID
(CAJA DE AHORRO & MONTE DE PIEDAD)
COMMERZBANK A.G.
DEUTSCHE BANK SOCIEDAD ANONIMA ESPAÑOLA
OPEN BANK GRUPO SANTANDER, S.A.
SOLBANK SBP S.A.

FILIPINAS
STANDARD CHARTERED

FINLANDIA
LEONIA BANK PLC
MERITA BANK LTD

FRANCIA
AMERICAN EXPRESS BANK S.A.
BANQUE NATIONALE DE PARIS INTERCONTINENTAL
BANQUE SUDAMERIS
BANQUE TRANSATLANTIQUE S.A.
BAYERISCHE HYPO-UND VEREINSBANK A.G.
COMMERZBANK A.G.
CREDIT AGRICOLE
CREDIT COMMERCIAL DE FRANCE
CREDIT LYONNAIS
DEUTSCHE BANK A.G.

GRECIA
ABN AMRO BANK

HOLANDA
HOLLANDSCHE BANK-UNIE N.V.

HUNGRIA
ABN AMRO BANK RT
BUDAPEST BANK RT

INDIA
BANK OF AMERICA N.A.
STANDARD CHARTERED BANK
AMERICA EXPRESS BANK LTD

ISLAS CAYMAN
ATLANTIC SECURITY BANK
BANQUE NATIONALE DE PARIS

ISRAEL
BANK HAPOALIM B.M.
BANK LEUMI LE ISRAEL B.M.
FIRST INTERNATIONAL BANK OF ISRAEL LTD

ITALIA
BANCA COMMERCIALE ITALIANA SPA
BANCA DI ROMA SPA
BANCA NAZIONALE DEL LAVORO SPA
BANCA POPOLARE DELL'ETRURIA E DEL LAZIO
BANCA POPOLARE VICENTINA
BANCO AMBROSIANO VENETO SPA
BANCO DE VALENCIA S.A.
BANCO SANTANDER
BAYERISCHE HYPO UND VEREINSBANK MILAN
BAYERISCHE LANDESBANK GZ NIEDERLASSUNG MAILAND
CARIPLO-CASSA DI RISPARMIO DELLE PROVINCIE LOMBARDI
CARIVERONA BANCA SPA CASSA DI RISPARMIO
CASSA DEI RISPARMI DI FORLI' SPA
CASSA DI RISPARMIO DI PISTOIA
CASSAMARCA SPA
DEUTSCHE BANK SPA
HSBC BANK PLC
ICCREA BANCA SPA-INST. CENTAL DEL CRED. COOPERATIVO
SANPAOLO IMI SPA

JAPON
ABN AMRO BANK N.V.
AMERICAN EXPRESS BANK LTD
BANK OF NEW YORK
BANK OF NOVA SCOTIA
CANADIAN IMPERIAL BANK OF COMMERCE
DEUTSCHE BANK A.G.
DRESDNER BANK A.G.
HONGKONG BANK OF CANADA
STANDARD CHARTERED BANK
THE BANK OF TOKYO-MITSUBISHI, LTD
THE TORONTO-DOMINION BANK
THE SANWA BANK, LTD
UBS A.G.

INGLATERRA
ABN AMRO BANK
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
BANCO EXTERIOR DE ESPAÑA
BANK OF IRELAND FOREING AND BRANCHS SERVICES
BANK OF NEW YORK
BARCLAYS BANK PLC.
BAYERISHE HYPO UND VEREINSBANK LONDON
CHRISTIANIA BANK OG KREDITKSSE ASA
CITIBANK
CO-OPERATIVE BANK PLC.
DEUTSCHE BANK A.G.
FORTIS BANK N.A.
HSBC BANK PLC
KOOKMIN BANK INTERNATIONAL LTD
LLOYDS TSD BANK PLC
MEESPIERSON N.V.
NATEXIS BANQUE
NATIONAL WESTMINSTER BANK PLC
SANPAOLO IMI SPA
SINGER AND FRIEDLANDER LTDA
STANDARD CHARTERED BANK
TORONTO-DOMINION BANK
THE SANWA BANK LTD
UBS A.G.

LUXEMBURGO
BANCO COMMERCIAL PORTUGUES
CHRISTIANIA BANK LUXEMBOURG S.A.
CLEARSTREAMBANTING S.A.
CREDIT AGRICOLE INDOSUEZ

MALASIA
ABN AMRO BANK N.V.
DEUTSCHE BANK A.G.
STANDARD CHARTERED BANK

MEXICO
ABN AMRO BANK N.V.
BANCO INBURSA S.A.
BANCO INTERNACIONAL, S.A
BANCO NACIONAL DE COMERCIO EXTERIOR
BANCO NACIONAL DE MEXICO S.A.
BANCO SANTANDER MEXICO S.A.
BANKBOSTON S.A.
DRESDNER BANK

MONACO
BANQUE SUDAMERIS S.A.
SOCIETE MONEGASQUE DE BANQUE PRIVEE

NORUEGA
CHRISTIANIA BANK OG KREDIT
SKANDINAVISKA ENSKILDA BANKEN
UNION BANK OF NORWAY

PANAMA
BANCO CONTINENTAL DE PANAMA
BANCO DE LA NACION ARGENTINA
BANCO DE LA PROVINCIA DE BUENOS AIRES
BANCO DO BRASIL S.A.

BANCO INTERNACIONAL DE COSTA RICA S.A.
BANCO LATINOAMERICANO DE EXPORTACIONES, LTD (BLADEX)
BANQUE NATIONALE DE PARIS
DRESDNER BANK LATEINAMERIKA A.G.
FONDO LATINOAMERICANO DE RESERVAS
UBS A.G.

PARAGUAY
ABN AMRO BANK

PERU
BANCO BANEX
BANCO CONTINENTAL
BANCO DE COMERCIO
BANCO DE CREDITO DEL PERU
BANCO DE LIMA
BANCO DEL SUR DEL PERU
BANCO FINANCIERO DEL PERU
BANCO LATINO
BANCO SANTANDER CENTRAL HISPANO
BANCO STANDARD CHARTERED
BANCO SUDAMERICANO
BANCO WIESE SUDAMERIS
BCO. INTERNACIONAL DEL PERU INTERBANK

POLONIA
BANK HANDLOWY W WARSZAWIE S.A.

PORTUGAL
BANCO ATLANTICO, S.A.
BANCO BPI
BANCO COMMERCIAL PORTUGUES SA
BANCO DE SABADELL, S.A.
BANCO SANTANDER DE NEGOCIOS PORTUGAL S.A.
BCPA - BANCO DE INVESTIMENTO
BNC-BANCO NACIONAL DE CREDITO IMOBILIARIO, S.A.

REPUBLICA CHECA
ABN AMRO BANK N.V.
DEUTSCHE BANK A.G.

RUMANIA
BANCA COMERCIAL ROMANA S.A.

SINGAPUR
ABN AMRO BANK N.V.
BANK OF NEW YORK
CHRISTIANIA BANK
DEUTSCHE BANK A.G.
NATEXIS BANQUE
STANDARD CHARTERED BANK
THE SANWA BANK, LTD

SRI LANKA
STANDARD CHARTERED BANK

SUECIA
ABN AMRO BANK N.V.
NORDBANKEN
POSTGIROT BANK AB
SKANDINAVISKA SKILDA BANKEN
SVENSKA HANDELSBANKEN
SWEDBANK

SUIZA
ABN AMRO BANK N.V.
BANSABADELL FINANCE S.A.
COMMERZBANK A.G.
CREDIT SUISSE
UBS A.G.

TAIWAN
ABN AMRO BANK N.V.
AMERICAN EXPRESS BANK LTD
DEUTSCHE BANK
STANDARD CHARTERED BANK
THE BANK OF NEW YORK
THE TORONTO DOMINION BANK
THE SANWA BANK LTD
UBS A.G.

TAILANDIA
AMERICAN EXPRESS BANK LTD

EMIRATOS ARABES UNIDOS
ABU DHABI COMMERCIAL BANK

URUGUAY
ABN AMRO BANK
AMERICAN EXPRESS BANK LTD
BANCO REAL DEL URUGUAY S.A.
BANCO SANTANDER
BANCO SUDAMERIS
BBVA URUGUAY S.A.
CREDIT LYONNAIS URUGUAY

VENEZUELA
BANCO MERCANTIL C.A., SACA
BANCO STANDARD CHARTERED (EXTEBANDES)
BANCO UNIVERSAL S.A.
CORP BANCA C.A.
CORPORACION ANDINA DE FOMENTO

VIETNAM
NATEXIS BANQUE



Nómina de Accionistas

Nómina de Accionistas al 31 de diciembre de 2000

N°	Accionista	Número de acciones	Nacionalidad
1	AGUILAR LEYTON MARIO	103	BOLIVIANA
2	AGUILAR ZAPATA MAGDA	66	BOLIVIANA
3	AGUIRRE NAVA RICARDO IVAN	538	BOLIVIANA
4	AGUIRRE QUIROZ ROLANDO	3	BOLIVIANA
5	ALARCON VELASCO MAURICIO	1,138	BOLIVIANA
6	ALBARRACIN GRICELDA TRIGO DE	240	BOLIVIANA
7	ALBATEX ARTESANAL	82	BOLIVIANA
8	ALBORTA BETTY DIEZ CANSECO DE	4,109	BOLIVIANA
9	ALCOREZA ZEBALLOS OSVALDO G.	202	BOLIVIANA
10	ALIPAZ MEDINA ELISEO RICARDO	52	BOLIVIANA
11	ALVARADO SILVA EVERTH	3	BOLIVIANA
12	ALVAREZ LA FAYE JULIO	151	BOLIVIANA
13	ALVAREZ MENDOZA MIGUEL ANGEL	3	BOLIVIANA
14	ALVAREZ UVERHUAGA DAVID	3,003	BOLIVIANA
15	ALVAREZ YOLANDA VDA. DE ROCA	4,420	BOLIVIANA
16	ALVERNIA MANAGEMENT INC.	7,334,650	PANAMEÑA
17	AMAYA DE ANEIVA MAGALI BERTHA	222	BOLIVIANA
18	ANGULO DALENCE GUADALUPE	3	BOLIVIANA
19	ANIBARRO YAÑEZ DORA	481	BOLIVIANA
20	ANTEZANA BILBAO LA VIEJA LILIANA	3	BOLIVIANA
21	APAZA NINA FELIX DAVID	240	BOLIVIANA
22	APONTE ROCHA LIANY	538	BOLIVIANA
23	ARANDO INDUSTRIAL Y COMERCIAL S.A.	51	BOLIVIANA
24	ARANGUREN AGUIRRE JOSE LUIS	361,460	BOLIVIANA
25	ARANIBAR ESTHER F. DE	6,417	BOLIVIANA
26	ARANIBAR JANETH DAJER DE	66	BOLIVIANA
27	ARANIBAR MONTAÑO VERONICA	3	BOLIVIANA
28	ARANO DEL RIO MONICA	538	BOLIVIANA
29	ARAOZ CLAUDIA REVILLA DE	3	BOLIVIANA
30	ARCIENEGA RODRIGUEZ CECILIA	83	BOLIVIANA
31	ARDAYA JIMENEZ GISELA	3	BOLIVIANA
32	ARELLANO RIVERO ALFONSO	3	BOLIVIANA
33	ARGOTE LEDEZMA ANGEL	20	BOLIVIANA
34	ARTEAGA CENTELLAS KEIVY LOURDES	3	BOLIVIANA
35	ARTEAGA MAGDA GUZMAN DE	780	BOLIVIANA
36	ASBUN GAZAUI ERNESTO	9,311	BOLIVIANA
37	ASBUN MALKY MARCELO GERARDO	84	BOLIVIANA
38	ASPIAZU LOZA RICARDO	244	BOLIVIANA
39	AVILA ARAUJO JUAN CARLOS	3	BOLIVIANA
40	BAKIR KHATEEB FARID	856	BOLIVIANA
41	BALANDRA LAJO LUIS FERNANDO	1,208	PERUANA
42	BALDIVIESO HACHE MERCEDES	244	BOLIVIANA
43	BALLESTER FERNANDEZ MARISELA	20	BOLIVIANA
44	BANCO HIPOTECARIO NACIONAL	80	BOLIVIANA
45	BARAHONA DE PEREIRA PATRICIA	3	BOLIVIANA
46	BARREAL CAROLA PEREZ DE	538	BOLIVIANA
47	BARRIOS BARRIOS JUAN FREDDY	3	BOLIVIANA
48	BARRIOS SANTIVAÑEZ TOMAS	17,165	BOLIVIANA
49	BARROS ESPEJO JOSE	75	BOLIVIANA
50	BATKY BRAUN RAAP GABRIEL E.	12,319	BRITÁNICA
51	BAYA CALVIMONTES CARLA MARTHA	3	BOLIVIANA

Nómina de Accionistas al 31 de diciembre de 2000

N°	Accionista	Número de acciones	Nacionalidad
52	BBA VALORES S.A.	39,099	BOLIVIANA
53	BECERRA CESPEDES MIRTHA	3	BOLIVIANA
54	BEDOYA LILY HERRERA DE	5,520	BOLIVIANA
55	BEJARANO BANEGAS DIONICIO	3	BOLIVIANA
56	BELMED LTDA.	45,450	BOLIVIANA
57	BELTRAN CASTELLON RAMIRO W.	485	BOLIVIANA
58	BERTHIN FLORES EDWIN ERICK	1,679	BOLIVIANA
59	BERTHIN FLORES MARCIA XIMENA	1,679	BOLIVIANA
60	BOADA IBAÑEZ CARMEN	144	BOLIVIANA
61	BOLIVIAN MINERAL TRADERS LTDA.	8,414	BOLIVIANA
62	BOWLES PEREDO MARIA LOURDES	3	BOLIVIANA
63	BURELA RODRIGUEZ MARTHA VIVIANA	53	BOLIVIANA
64	BUSTILLOS AÑEZ ANA INGRID	538	BOLIVIANA
65	CABRERA BEJAR ERICK MARTIN	41	BOLIVIANA
66	CABRERA CARREON JOHNNY	52	BOLIVIANA
67	CACERES TORRICO JUAN CARLOS	66	BOLIVIANA
68	CALATAYUD PATZI OSVALDA	6,889	BOLIVIANA
69	CALDERON BORDA EMILIO	66	BOLIVIANA
70	CALDERON OSORIO LILIANA	20	BOLIVIANA
71	CAMACHO FLORES NANCY	552	BOLIVIANA
72	CAMACHO ROBERTS MARIANA E.	3	BOLIVIANA
73	CAMACHO VILLAZON MARCO A.	3	BOLIVIANA
74	CAMARA DEPTAL DE INDUSTRIAS ORURO	21,511	BOLIVIANA
75	CAMARA DEPTAL. DE COMERCIO E IND. SANTA CRUZ	6,188	BOLIVIANA
76	CAMARA NACIONAL DE INDUSTRIAS LA PAZ	146,074	BOLIVIANA
77	CAMBEROS PERALTA FIDEL	240	BOLIVIANA
78	CANEDO MONTAÑO R. ELIZABETH	270	BOLIVIANA
79	CANELAS FIGUEROA GABRIEL	3	BOLIVIANA
80	CAPRILES RICO REMBERTO	718	BOLIVIANA
81	CARDENAS AYAD FEDERICO ERNESTO	51	BOLIVIANA
82	CARRASCO VILLALBA ARTURO	1,016	BOLIVIANA
83	CASA KAVLIN S.A.	1,525	BOLIVIANA
84	CASTELLANOS VASQUEZ MARCELO	14,750	BOLIVIANA
85	CASTILLO CHACON RICARDO W.	267	BOLIVIANA
86	CASTILLO VALENZUELA OSCAR WILDE	3	BOLIVIANA
87	CASTRO CARMEN EDUARDO DE	271	BOLIVIANA
88	CERVECERIA TAQUIÑA S.A.	3,431	BOLIVIANA
89	CHAHIN VACA CLAUDIO JAVIER	534	BOLIVIANA
90	CHAUCA ESPEJO MAXIMO	3	BOLIVIANA
91	CHAVEZ DE VEGA KAREL	244	BOLIVIANA
92	CHRISTIE FERRUFINO JIMMY	485	BOLIVIANA
93	CLAROS SANTA CRUZ JOSE MANUEL	5,083	BOLIVIANA
94	CLAROS ZARCO DONATO	5,086	BOLIVIANA
95	CLAURE RIVERA MARY SOL	3	BOLIVIANA
96	COLINA MUSTIELES GISELE	3	BOLIVIANA
97	COLLQUE COVARRUBIAS UBALDO	66	BOLIVIANA
98	COMPAÑÍA AMERICANA DE INVERSIONES -FCV FORTALEZA	95,131	BOLIVIANA
99	COMPAÑIA EXPLOTADORA DE MINAS LTDA.	11,489	BOLIVIANA
100	COMPAÑIA INDUSTRIAL DE TABACOS S.A.	16,419	BOLIVIANA

N°	Accionista	Número de acciones	Nacionalidad
101	COMPAÑIA INDUSTRIAL LA SUPREMA	2	BOLIVIANA
102	COMPAÑIA MINERA DEL SUR S.A.	290,283	BOLIVIANA
103	CONDORI MAMANI JUAN CARLOS	140	BOLIVIANA
104	CONSEJO SUPERIOR DE ENSEÑANZA TECNICA	1,016	BOLIVIANA
105	COOPERATIVA GRAFICA E. BURILLO	223	BOLIVIANA
106	COPA CADENA HORACIO	3	BOLIVIANA
107	CORDERO SALAZAR LUIS A.	3	BOLIVIANA
108	CORDERO TORRES MARCO	3	BOLIVIANA
109	CORDOVA MIRANDA CARLOS E.	3	BOLIVIANA
110	CORDOVA PEREYRA CHARLES M. ANGEL	338	BOLIVIANA
111	CORPORACION ANDINA DE FOMENTO-CAF	749,064	MULTINACIONAL
112	CORTEZ PAREDES LUCIO	66	BOLIVIANA
113	COSSIO ROCHA FRANZ	44	BOLIVIANA
114	CUELLAR LEYGUE EDUARDO	2	BOLIVIANA
115	CUELLAR SEJAS HAROLD	481	BOLIVIANA
116	CUENCA REYES ORTIZ FERNANDO	5,384	BOLIVIANA
117	CURTIEMBRE ILLIMANI LTDA.	1,152	BOLIVIANA
118	CURTIEMBRE VIS DE KULJIS Y CIA.	2,473	BOLIVIANA
119	DAVILA CRUZ CLAUDIA	3	BOLIVIANA
120	DE LA BARRA POMA MIGUEL ANGEL	240	BOLIVIANA
121	DEL BARCO VIDEZ JORGE ANTONIO	538	BOLIVIANA
122	DIAZ JUSTINIANO LILIAN ROXANA	3	BOLIVIANA
123	DIAZ RIVERO JORGE GERARDO	271	BOLIVIANA
124	DICK NOYA EDGAR	228	BOLIVIANA
125	DORADO ARCE MONICA	267	BOLIVIANA
126	DORADO NAVA LUIS ENRIQUE	1	BOLIVIANA
127	DORIA MEDINA MARTINEZ CARLA	3	BOLIVIANA
128	DROGUERIA INTI	109,863	BOLIVIANA
129	DUERI Y CIA. LTDA.	6,739	BOLIVIANA
130	DUHAMEL ROJAS YARA ALEXANDRA	240	BOLIVIANA
131	DURALIT S.A.	855,073	BOLIVIANA
132	ECHEVERRIA AGREDA WALTER	16,213	BOLIVIANA
133	EDITORIAL BENAVIDES	21	BOLIVIANA
134	EDITORIAL FENIX	146	BOLIVIANA
135	ELIAS AYOROA ANA MARIA	288	BOLIVIANA
136	ELIAS AYOROA HECTOR	577	BOLIVIANA
137	ELIAS GLORIA AYOROA VDA. DE	1,444	BOLIVIANA
138	ELSNER SCHWEITZER HANS	1,016	BOLIVIANA
139	EMBOTELLADORA LA CASCADA LTDA.	2,563	BOLIVIANA
140	EMBOTELLADORA TUNARI	3,648	BOLIVIANA
141	EMPRESA EDITORA UNIVERSO	22	BOLIVIANA
142	EMPRESA EDITORA URQUIZO	37	BOLIVIANA
143	EMPRESA MINERA AVICAYA S.A.	141	BOLIVIANA
144	EMPRESA MINERA BARROSQUIRA LTDA.	9,950	BOLIVIANA
145	EMPRESA MINERA SAN JUAN LTDA.	51,416	BOLIVIANA
146	ESPINOZA DELGADO FREDDY	1	BOLIVIANA
147	ESTENSSORO OBLITAS MARIA DE LOS ANGELES	244	BOLIVIANA
148	ESTRADA CLAVIJO MARIA LUISA	244	BOLIVIANA
149	FABRICA DE AGUAS GASEOSAS ORIENTAL LTDA.	3,025	BOLIVIANA
150	FABRICA DE CALZADOS MARATHON	4,846	BOLIVIANA
151	FABRICA DE CAMISAS CORONA	202	BOLIVIANA

Nómina de Accionistas al 31 de diciembre de 2000

N°	Accionista	Número de acciones	Nacionalidad
152	FABRICA DE CAMISAS LA MODELO	327	BOLIVIANA
153	FABRICA DE CINTAS Y TRENZADOS DAYZI	786	BOLIVIANA
154	FABRICA DE CONFECCIONES LA PAZ	2,385	BOLIVIANA
155	FABRICA DE CHOMPAS SAM DUCK	329	BOLIVIANA
156	FABRICA DE FLECOS LIMA	18	BOLIVIANA
157	FABRICA DE MANTAS RESCALA	55	BOLIVIANA
158	FABRICA DE MUEBLES FAMA LTDA.	162	BOLIVIANA
159	FABRICA DE PAPAYA SALVIETTI Y CIA.	1,989	BOLIVIANA
160	FABRICA DE PERSIANAS AGRAMONT	110	BOLIVIANA
161	FABRICA DE PINTURAS COLORIT S.A.	864	BOLIVIANA
162	FABRICA DE PINTURAS ESPINTBOL	3,277	BOLIVIANA
163	FABRICA DE PINTURAS MONOPOL	870	BOLIVIANA
164	FABRICA DE PRODUCTOS ALIMENTICIOS "CORONA"	618	BOLIVIANA
165	FABRICA DE PRODUCTOS DE ALAMBRE ATLAS LTDA.	473	BOLIVIANA
166	FABRICA DE ROPA INTERIOR BOLIVAR	21	BOLIVIANA
167	FABRICA DE ROPA LOS INFANTES	51	BOLIVIANA
168	FABRICA DE SALCHICHAS J. STEGE	314	BOLIVIANA
169	FABRICA DE TAPACORONAS FANET	25	BOLIVIANA
170	FABRICA DE TEJIDOS ARMEKO	221	BOLIVIANA
171	FABRICA DE TEJIDOS BESLONTEX	90	BOLIVIANA
172	FABRICA DE TEJIDOS BIALISTOK	11	BOLIVIANA
173	FABRICA DE TEJIDOS DAEX LTDA.	1,612	BOLIVIANA
174	FABRICA DE TEJIDOS DE PUNTO IM TERROT	150	BOLIVIANA
175	FABRICA DE TEJIDOS EL PACIFICO	59	BOLIVIANA
176	FABRICA DE TEJIDOS FADTEX	5	BOLIVIANA
177	FABRICA DE TEJIDOS FATIMA	490	BOLIVIANA
178	FABRICA DE TEJIDOS SAGRADO CORAZON	201	BOLIVIANA
179	FABRICA DE TEJIDOS SELAN	25	BOLIVIANA
180	FABRICA DE TEJIDOS SFERTEX	21	BOLIVIANA
181	FABRICA DE TEJIDOS TEYCOT	19	BOLIVIANA
182	FABRICA FLECOTEX	11	BOLIVIANA
183	FERNANDEZ SILVA JUAN	240	BOLIVIANA
184	FERNANDEZ VACA OMAR	390	BOLIVIANA
185	FERRARI CLARA ALICIA PEÑA DE	3,818	BOLIVIANA
186	FIERRO DEL CARPIO EDUARDO H.	767	BOLIVIANA
187	FIGUEREDO CARBALLO ROSARIO	3	BOLIVIANA
188	FIORI CAMPERO JORGE L.	3,413	BOLIVIANA
189	FLEXI PLAST	733	BOLIVIANA
190	FORD BARBA THOMAS NIGEL	382	BOLIVIANA
191	FUNDACION BOLIVIANA DE DESARROLLO	1,565	BOLIVIANA
192	GARCIA EULERT ALVARO	66	BOLIVIANA
193	GARCIA HAYASHIDA OSMAR	3	BOLIVIANA
194	GARCIA RODRIGUEZ L. ENRIQUE	3,719	BOLIVIANA
195	GODINEZ ARMINDA SOLAR DE	485	BOLIVIANA
196	GOLDSCHMIDT CARLESSI DIETER	280	BOLIVIANA
197	GOLDSCHMIDT RONCAL CURT	5,448	BOLIVIANA
198	GOMATEX S.A.	314	BOLIVIANA
199	GOMEZ DE RENDON SILVIA	481	BOLIVIANA
200	GONZALES GIOVANI	3	BOLIVIANA

N°	Accionista	Número de acciones	Nacionalidad
201	GONZALES MURILLO FATIMA R.	538	BOLIVIANA
202	GONZALES VASQUES MARCELO	244	BOLIVIANA
203	GRANADO ARGOTE EDGAR	17,345	BOLIVIANA
204	GRANIER MARIA ELENA URQUIDI DE	1,282	BOLIVIANA
205	GUARAYO CARMEN MELGAR DE	4,101	BOLIVIANA
206	GUARDIA MUNGUIA WILSON EDWIN	144	BOLIVIANA
207	GUTIERREZ JIMENEZ OSWALDO	1,262	BOLIVIANA
208	GUTIERREZ MACHICADO DULFREDO	1,437	BOLIVIANA
209	GUTIERREZ SANZ ALVARO	538	BOLIVIANA
210	GUTIERREZ TERCEROS CAROLA	3	BOLIVIANA
211	HANDALL JUAN CARLOS	167	BOLIVIANA
212	HAZOU CLAROS PETER	3	BOLIVIANA
213	HELGUERO ANDULCE LUIS WALTER	100	BOLIVIANA
214	HELGUERO DURAN CLAUDIA	240	BOLIVIANA
215	HERBAS MARCELA ROJAS DE	240	BOLIVIANA
216	HEYMERT JENS	627	BOLIVIANA
217	HILANDERIAS BOLIVIANAS HILBO S.A.	2,892	BOLIVIANA
218	HINOJOSA JIMENEZ PATRICIO MARCOS JAIME MAX	37,601	BOLIVIANA
219	HOEPFNER EVELYN EULATE DE	485	BOLIVIANA
220	HOSCHST LTDA.	82	BOLIVIANA
221	HOSTERIA SAN ANTONIO ROMERO VARGAS LTDA.	19,959	BOLIVIANA
222	HURTADO LLANOS JAIME A.	3	BOLIVIANA
223	HURTADO ROJAS ILSEM	538	BOLIVIANA
224	IBAÑEZ CARRASCO A. CESAR	3	BOLIVIANA
225	ICE INGENIEROS S.A.	8,698,850	BOLIVIANA
226	ILLANES MARIÑO MIGUEL ANGEL	35	BOLIVIANA
227	IMPRENTA KOLLASUYO	29	BOLIVIANA
228	IMPRENTA NACIONAL	192	BOLIVIANA
229	IMPRENTA UNIVERSITARIA	56	BOLIVIANA
230	INDUSTRIA CALCETINERA INCABOL	210	BOLIVIANA
231	INDUSTRIA MADERERA BOLIVIANA	493	BOLIVIANA
232	INDUSTRIAL SUPPLIES S.R.L.	1,150	BOLIVIANA
233	INDUSTRIAS BOLIVIANAS AGUILA	30	BOLIVIANA
234	INDUSTRIAS FAMET	67	BOLIVIANA
235	INDUSTRIAS LAC LTDA.	655	BOLIVIANA
236	INDUSTRIAS UNIDAS EL PROGRESO	150	BOLIVIANA
237	INDUSTRIAS VENADO S.A.	112,649	BOLIVIANA
238	INDUVAR S.A.	1,824	BOLIVIANA
239	INTERNATIONAL FINANCE CORPORATION-IFC	3,761,924	MULTINACIONAL
240	IRIARTE ROJAS IVAN GROVER	59	BOLIVIANA
241	JALDIN CLAROS HECTOR	3	BOLIVIANA
242	JIMENEZ CRESPO JOHN	244	BOLIVIANA
243	JIMENEZ PEREIRA RAMIRO	62,927	BOLIVIANA
244	JIMENEZ ROJAS ARNALDO	3	BOLIVIANA
245	JORDAN ARCE ROSEMARY ANGELICA	3,005	BOLIVIANA
246	JUSTINIANO ELIZABETH E. DE	66	BOLIVIANA
247	KALIFRA LTDA.	1,928	BOLIVIANA
248	KENZIE MEDINA RODERIC MC	29	BOLIVIANA

Nómina de Accionistas al 31 de diciembre de 2000

N°	Accionista	Número de acciones	Nacionalidad
249	KOLLE PEREDO KATERINE	485	BOLIVIANA
250	KOZINER UDLER MARCELO	1,759	BOLIVIANA
251	LA MERCANTIL DE SEGUROS Y REASEGUROS S.A.	2,992	BOLIVIANA
252	LA PAPELERA S.A.	27,769	BOLIVIANA
253	LABORATORIOS AERO COS LTDA.	321	BOLIVIANA
254	LABORATORIOS ALFA LTDA.	632	BOLIVIANA
255	LABORATORIOS ESFASA	1,189	BOLIVIANA
256	LABORATORIOS VITA S.A.	7,130	BOLIVIANA
257	LACAZE OVANDO ALBO	805	BOLIVIANA
258	LAGUNA TAPIA JOSE ANDRES	1,831	BOLIVIANA
259	LAZCANO LOAYZA MARCO L.	538	BOLIVIANA
260	LEMA GUTIERREZ MARIO	481	BOLIVIANA
261	LEMA GUTIERREZ SERGIO	10,330	BOLIVIANA
262	LIEVANA BARROS ANA MARIA MONICA	44	BOLIVIANA
263	LINARES ALCIRA TORO VDA. DE	644	BOLIVIANA
264	LINCH MODESTA VDA. DE	20	BOLIVIANA
265	LEON PRADO JULIO	6,677,087	BOLIVIANA
266	LLANO BAZAN CLAUDIA	3	BOLIVIANA
267	LOPEZ DELGADILLO GONZALO	1,340	BOLIVIANA
268	LOPEZ LAVADENZ MARTHA CAROLINA	137	BOLIVIANA
269	LOPEZ MERCADO ANA MARIA	271	BOLIVIANA
270	LOVERA MONTAÑO OMAR	240	BOLIVIANA
271	MAC LEAN ALBERTO	1,016	BOLIVIANA
272	MAC LEAN MARIA ELENA DEL PILAR SORUCO DE	2,006	BOLIVIANA
273	MANRIQUE OSINAGA MIRIAM FATIMA	3	BOLIVIANA
274	MANUFACTURAS DE ALGODON SAID S.A.	631	BOLIVIANA
275	MANUFACTURAS TEXTILES CHAMON	11	BOLIVIANA
276	MARCA BILBAO ENRIQUE	26	BOLIVIANA
277	MARTINIS ETEROVIC FRANCISCO	481	BOLIVIANA
278	MARTINEZ MARUJA IBAÑEZ VDA. DE	377	BOLIVIANA
279	MATADERO LOS LUCUMOS	810	BOLIVIANA
280	MAYORGA ANTEZANA ANA MARIA	481	BOLIVIANA
281	MELEAN JIMENA VERA DE	48	BOLIVIANA
282	MENA FLORA FERNANDEZ VDA. DE	4,726	BOLIVIANA
283	MENDEZ MUÑOZ PEDRO ANDRES	57,963	BOLIVIANA
284	MENDEZ PADILLA SONIA	802	BOLIVIANA
285	MENDOZA SAUCEDO RAMON	538	BOLIVIANA
286	MERCADO MARIA CRISTINA R. DE	66	BOLIVIANA
287	MERIDA LIMA HELGA LUCIA	3	BOLIVIANA
288	MINAYA RAMOS ARSENIO O.	1,340	BOLIVIANA
289	MIRANDA OCHOA ELIANE DE	3	BOLIVIANA
290	MIRANDA GUTIERREZ FROILAN PEDRO	1,514	BOLIVIANA
291	MIRANDA PEREZ ETELKA	28	BOLIVIANA
292	MOLINA JARO WALTER G.	538	BOLIVIANA
293	MOLINA SALINAS JORGE	3	BOLIVIANA
294	MOLLINEDO ARCHONDO MARINA L.	3	BOLIVIANA
295	MONJE CAMPOS MARCO ANTONIO	3	BOLIVIANA
296	MONROY IRUSTA FELIX	11,315	BOLIVIANA
297	MONTALVAN DA SILVA CARLOS ALBERTO	3	BOLIVIANA

N°	Accionista	Número de acciones	Nacionalidad
298	MONTAÑO FIGUEREDO MIGUEL ANGEL	3	BOLIVIANA
299	MONTAÑO MIREYA MOLINA DE	538	BOLIVIANA
300	MONTAÑO ROSALES ALCIDES ROLANDO	3	BOLIVIANA
301	MONTECINOS BERNAL RAUL JOSE	28	BOLIVIANA
302	MONTELLANO ARANA LUIS	3,918	BOLIVIANA
303	MONTERO NUÑEZ DEL PRADO ARTURO	6,078	BOLIVIANA
304	MONTROSE COMERCIAL INC.	9,836,013	PANAMEÑA
305	MORENO SANJINES HELIO	1,262	BOLIVIANA
306	MOSCOSO BUSTILLOS XIMENA	554	BOLIVIANA
307	MOSCOSO RICO GASTON OSCAR	1,245	BOLIVIANA
308	MOYER BENTON	7,178	NORTEAMERICANA
309	MUÑOZ AREVALO PATRICIA	3	BOLIVIANA
310	MUÑOZ SAAVEDRA JAIME	66	BOLIVIANA
311	MUR ALBINO MIGUEL ANGEL	3	BOLIVIANA
312	MURGA CARRANZA SERGIO	10,992	PERUANA
313	NATIONAL DESTILERS DE BOLIVIA S.A.	221	BOLIVIANA
314	NAVARRO CONTRERAS MIGUEL	1,336	BOLIVIANA
315	NAVARRO YAGUE IVONE	759	BOLIVIANA
316	NEGRETTY HUARAYO MANUEL	240	BOLIVIANA
317	NUÑEZ ARTEAGA TATIANA DE	30	BOLIVIANA
318	OPTICA LA PAZ	331	BOLIVIANA
319	ORTIZ ACHA JULIO	3	BOLIVIANA
320	OTERO STEINHART JUAN	612,807	PERUANA
321	OVIEDO MENDOZA F. ERLAND	271	BOLIVIANA
322	PABON ZALLES RAFAEL	481	BOLIVIANA
323	PALACIOS CAMPOS FREDDY	1,208	BOLIVIANA
324	PALZA PRUDENCIO JAVIER	6,448	BOLIVIANA
325	PALZA VEINTEMILLAS JORGE	1,180	BOLIVIANA
326	PANAMERICAN SECURITIES S.A.	91,871	BOLIVIANA
327	PARDO BORTH FERNANDO	1,340	BOLIVIANA
328	PASTEN REYNAGA BORIS ALBERTO	240	BOLIVIANA
329	PASAPERA LINARES ELFFI	475	BOLIVIANA
330	PATIÑO BUSTAMANTE LUIS	4,637	BOLIVIANA
331	PATRONI REA NEISMA	802	BOLIVIANA
332	PAZ ARAUCO ROCA GONZALO	3	BOLIVIANA
333	PAZ PACHECO GONZALO	33,639	BOLIVIANA
334	PEÑARANDA BOJANIC SUSANA	9,639	BOLIVIANA
335	PEREZ MORALEZ CRISTINA DEL CARMEN	81	BOLIVIANA
336	PEREZ VISCARRA MIGUEL A.	1,208	BOLIVIANA
337	PLASMAR S.A.	22,779	BOLIVIANA
338	PINCETIC VISNJA DOMIC DE	132	BOLIVIANA
339	PLASTOFORM LTDA.	3,396	BOLIVIANA
340	PLAZA CAMACHO AUGUSTO	846	BOLIVIANA
341	PLAZA VDA.DE FIORILO MARTHA I.	846	BOLIVIANA
342	POMA TICONA HUGO	240	BOLIVIANA
343	PORTUGAL CAMACHO VICTOR HUGO	3	BOLIVIANA
344	POZO HAILLOT MARIA CECILIA	267	BOLIVIANA
345	POZO URIA FERNANDO	1,158	BOLIVIANA
346	POZO VARGAS ELVIO	1,589	BOLIVIANA
347	POZO ZAPATA NAPOLEON	606	BOLIVIANA
348	PROBOLSA S.A.	1,685	BOLIVIANA

Nómina de Accionistas al 31 de diciembre de 2000

N°	Accionista	Número de acciones	Nacionalidad
349	PROBOLSA-FONDO COMUN DE VALORES MIXTO PRODUCE	5	BOLIVIANA
350	QUINTANILLA TERESA MA. ELIANA HANHART DE	5,187	BOLIVIANA
351	QUISPE PASTEN CIPRIANO	70	BOLIVIANA
352	RAMIREZ AÑEZ DALCY CAROLINA	3	BOLIVIANA
353	RECKEWEG ENDARA VERONICA	27	BOLIVIANA
354	REDONDO OYOLA MARIA MARTHA	3	BOLIVIANA
355	RESNIKOWSKI Y CIA.	62	BOLIVIANA
356	REYES BEJARANO NORMAN	3	BOLIVIANA
357	REYES DALVA CESAR	3	BOLIVIANA
358	REYES LEAÑO FREDDY E.	237	BOLIVIANA
359	RIOS BRIDEAUX IRIARTE MIGUEL A.	3	BOLIVIANA
360	RIOS URQUIZO CLAUDIA	3	BOLIVIANA
361	RIVERA DAVALOS MARIA CECILIA	3	BOLIVIANA
362	RIVERA GARNICA JOSE A.	3	BOLIVIANA
363	RIVERO MEJIA JOSE LUIS	3	BOLIVIANA
364	RIVERO MENDOZA LUIS FELIPE	42	BOLIVIANA
365	ROCA LEIGUE PAULO CESAR	485	BOLIVIANA
366	RODRIGO VARGAS E. XIMENA	244	BOLIVIANA
367	RODRIGUEZ DEL CASTILLO ELIANA	66	BOLIVIANA
368	RODRIGUEZ ESPAÑA ANDRES	70	BOLIVIANA
369	ROLDAN ESPINOZA FERNANDO	485	BOLIVIANA
370	ROMERO CASTELLANOS GUIDO RICARDO	173	BOLIVIANA
371	ROMERO EDUARDO ROSARIO	3	BOLIVIANA
372	ROMERO EGUINO RUBEN	1,137	BOLIVIANA
373	ROMERO MALLEA CARLOS	76	BOLIVIANA
374	RUBIN DE CELIS RIVEROS LILIAM CARLA	485	BOLIVIANA
375	RUISANCHEZ JOSE MARIA	80,408	CUBANA
376	RUIZ VALENTINA LUZIO DE	240	BOLIVIANA
377	RUIZ MONTAÑO JORGE	19,624	BOLIVIANA
378	S.A. MARMOLERA	3,645	BOLIVIANA
379	SAAVEDRA AGUILAR EDUARDO	3	BOLIVIANA
380	SAAVEDRA DE JIMENEZ ROSE MARIE	481	BOLIVIANA
381	SALAMANCA ZENTENO DANIEL	3	BOLIVIANA
382	SALAZAR ELSA PAREDES DE	5,536	BOLIVIANA
383	SALMON CHACON CECILIA	3	BOLIVIANA
384	SALVATIERRA SOLIZ PEDRO	3	BOLIVIANA
385	SANJINEZ LIZARAZU ROSARIO	66	BOLIVIANA
386	SANJINEZ MACUAGA JOSE LUIS	3	BOLIVIANA
387	SANJINEZ VARGAS MARY EUGENIA	481	BOLIVIANA
388	SANTA CRUZ GLADYS DE	66	BOLIVIANA
389	SANTA CRUZ MARIA ELENA TERRAZAS DE	485	BOLIVIANA
390	SARAVIA PORTUGAL JEANNETH	485	BOLIVIANA
391	SCHERING BOLIVIANA	194	BOLIVIANA
392	SERVICIOS GENERALES Y MINEROS LTDA.	67	BOLIVIANA
393	SEVILLA PERALTA GRACIELA	240	BOLIVIANA
394	SILLERICO BAPTISTA FELIPE	236	BOLIVIANA
395	SOCIEDAD BOLIVIANA DE CEMENTO S.A.	59,572	BOLIVIANA
396	SOCIEDAD INDUSTRIAL LA FRANCESA LTDA.	12,257	BOLIVIANA
397	SOCIEDAD NACIONAL TEXTIL SONATEX S.A.	455	BOLIVIANA

N°	Accionista	Número de acciones	Nacionalidad
398	SOCIEDAD TEXTIL COMERCIAL SOTECO	239	BOLIVIANA
399	SOLIZ CASTRO RICARDO	3	BOLIVIANA
400	SOLARES MARISCAL MARCELO	267	BOLIVIANA
401	SOTO PAZ MARIA JOSE	3	BOLIVIANA
402	STEFFEN CERVANTES JACK	509	BOLIVIANA
403	STEFFEN CERVANTES MAX	509	BOLIVIANA
404	STEFFEN CERVANTES FRANZ	511	BOLIVIANA
405	STEFFEN NUÑEZ ELIZABETH	511	BOLIVIANA
406	STOJANOVIC VUKSANOVIC DRAGO	2	BOLIVIANA
407	SUAREZ BETTY NUÑEZ DE	171	BOLIVIANA
408	SUCESION HORACIO ANIBAL UGARTECHE	3,723	BOLIVIANA
409	TABOADA IBAÑEZ VIVIANA	240	BOLIVIANA
410	TABORGA ARTURO	1,016	BOLIVIANA
411	TABORGA RIVERO C. PATRICIA	3	BOLIVIANA
412	TACOPLASTIX	309	BOLIVIANA
413	TAPIA GASPAR VICTOR HUGO	3	BOLIVIANA
414	TEJERINA ARDILES AYDA	240	BOLIVIANA
415	TERAN BARRIENTOS MARCELO	963	BOLIVIANA
416	TERRAZAS IBANEZ JORGE	481	BOLIVIANA
417	TEXTILON S.R.L.	944	BOLIVIANA
418	THAMES ANGLES OSCAR ENRIQUE	481	BOLIVIANA
419	TORO ARGANDOÑA FERNANDO J.	891	BOLIVIANA
420	TORREZ SERRANO JANET	295	BOLIVIANA
421	TREDINNICK A. EILEEN	2,668	BOLIVIANA
422	TUDELA VARGAS ISAAC	3	BOLIVIANA
423	UREÑA AÑEZ GUILLERMO	66	BOLIVIANA
424	URIA PIZARRO CARLOS	481	BOLIVIANA
425	URQUIDI MARAÑON SANDRA	534	BOLIVIANA
426	URQUIDI ORTIZ RENE	1,282	BOLIVIANA
427	URQUIETA BARRIOS JACQUELINE	1,204	BOLIVIANA
428	VACA DIEZ LEONOR C. VDA. DE	269	BOLIVIANA
429	VALDES MERY B.VILLANUEVA DE	60	BOLIVIANA
430	VALDES VILLANUEVA FERNANDO	97	BOLIVIANA
431	VALDES VILLANUEVA JAIME	394	BOLIVIANA
432	VALDES VILLANUEVA MAURICIO	143	BOLIVIANA
433	VALDEZ ENRIQUETA H. DE	1,445	BOLIVIANA
434	VALDEZ MAMANI CLAUDIO	37	BOLIVIANA
435	VALDIVIA RUTH VALDES DE	481	BOLIVIANA
436	VALVERDE ORELLANA ANA CAROLA	3	BOLIVIANA
437	VARGAS LEON JULIO	7,233	BOLIVIANA
438	VARGAS SALAS VERONICA	481	BOLIVIANA
439	VELARDE MOLLINEDO CARLOS FERNANDO	558	BOLIVIANA
440	VELARDE VERA HUGO SERGIO	47	BOLIVIANA
441	VELASCO ARREDONDO MARTHA	2,793	BOLIVIANA
442	VELASCO TUDELA JORGE	3	BOLIVIANA
443	VELAZQUEZ MARTINEZ MARCELO	66	BOLIVIANA
444	VENTURA ALVARADO AGAPITO	240	BOLIVIANA
445	VERA SUSANA KOCH DE	533	BOLIVIANA
446	VERGARA FABIOLA	5	BOLIVIANA
447	VERGARA JIMENEZ WALDO	4,130	BOLIVIANA
448	VERGARA SEGURA FRANZ CARLOS	284	BOLIVIANA

Nómina de Accionistas al 31 de diciembre de 2000

N°	Accionista	Número de acciones	Nacionalidad
449	VIGUERAS M. LORENZO PABLO	2,783	BOLIVIANA
450	VILLANUEVA URIARTE CLAUDIA VIVIANA	3	BOLIVIANA
451	VILLAR HUMBERTO DEL	1,295	BOLIVIANA
452	VILLARROEL PARDO MARVIN	267	BOLIVIANA
453	VOLCAN S.A.	47,667	BOLIVIANA
454	ZABALA BELTRAN MARIA DEL CARMEN	1,261	BOLIVIANA
455	ZABALA G. MANUEL	2,041	BOLIVIANA
456	ZABALA MONTENEGRO ROLANDO	877	BOLIVIANA
457	ZABALA OYOLA JAKELINE	3	BOLIVIANA
458	ZABALA ROCHA MARLENI	481	BOLIVIANA
459	ZAMBRANA BOLAÑOS ANNA PATRICIA DE	93	BOLIVIANA
460	ZAMORA DE BELTRAN CARMELA	538	BOLIVIANA
461	ZANKIZ BERTHIN MARIO HERNAN	200	BOLIVIANA
462	ZEBALLOS LLANOS MARCELO	364	BOLIVIANA
463	ZEBALLOS MONROY YESENIA FATIMA	3	BOLIVIANA
464	ZEBALLOS SERNA MARCO A.	25	BOLIVIANA
465	ZEGARRA ARANA GERMAN	1,340	BOLIVIANA
466	ZENTENO SALAZAR JAVIER ALFONSO	3	BOLIVIANA
	TOTAL ACCIONES	40,879,765	

Diseño y diagramación: **GRAMMA** Publicidad
www.gramma.com.bo
Imprensión: Weinberg
marzo 2001